SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 25, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure: Shareholders’ Circular for the Extraordinary General Meeting of Shareholders of Equant N.V. (“Equant”) to be held on May 24, 2005, in Amsterdam, The Netherlands, and related Exhibits (as made available by Equant to its shareholders on April 22, 2005).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 25, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information

EQUANT N.V.

Shareholders’ Circular

Dated April 22, 2005

for the

Extraordinary General Meeting of Shareholders to be held May 24, 2005

NOTICE TO US INVESTORS

This solicitation of proxies is made with respect to the securities of a non-U.S. company. This solicitation is not subject to the disclosure requirements of the United States. Financial statements included or incorporated by reference in the Shareholders’ Circular have been prepared in accordance with non-U.S. accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the company is located outside the United States, and some or all of its officers and directors may be residents of a country other than the United States. You may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. It may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE COMBINATION WITH FRANCE TELECOM

The information provided in question-and-answer format below is for your convenience only and is merely a summary of certain information contained in this Shareholders’ Circular. You should carefully read this entire Shareholders’ Circular, and each of the Exhibits to this Shareholders’ Circular. The Exhibits to this Shareholders’ Circular are available on Equant’s website at www.equant.com and can also be obtained from Equant upon request and are incorporated by reference in this Shareholders’ Circular.

Q.	When and where is the extraordinary general meeting?

A.	The extraordinary general meeting will be held on May 24, 2005, at 4:30 p.m. local time at the principal executive office of Equant N.V., at Heathrowstraat 10, 1043 CH, Amsterdam, The Netherlands.

Q.	What matters will be voted on at the extraordinary general meeting?

A.	Equant is seeking your approval of a transaction that, if approved by holders of a majority of the votes cast at the extraordinary general meeting, will result in the sale of substantially all of Equant’s assets to, and assumption of substantially all of Equant’s liabilities by, France Telecom, (referred to in this Shareholders’ Circular as the asset sale), and the subsequent liquidating distribution of the proceeds from the asset sale to you and the liquidation of Equant. See the answer to the question “How and when will I receive the liquidating distribution?” for more details on the timing of the liquidating distribution.

The asset sale, together with the liquidation, is referred to in this Shareholders’ Circular as the combination.

Q.	If the combination is completed, what will I receive for my Equant shares?

A.	You will receive €4.30 in cash, less any applicable withholding taxes, for each Equant ordinary share or convertible preference share that you own.

If you hold Equant shares registered on the books of Equant’s New York registrar and transfer agent, JPMorgan Chase Bank N.A., which shares (whether registered in your name or held directly or indirectly through a bank, broker or Depository Trust Company participant), are referred to in this Shareholders’ Circular as Equant New York Shares and which books are referred to as the New York register, you will receive, in accordance with existing arrangements with JPMorgan Chase Bank N.A., the U.S. dollar equivalent thereof in cash converted at the spot rate at the time of conversion, which shall be as soon as reasonably practicable following the liquidating distribution (net of expenses of the conversion of euros into U.S. dollars).

Dutch withholding tax will not apply to the amount you will receive. See “Special Factors — Tax Consequences of the Proposed Combination to Equant Shareholders — Material Dutch Tax Consequences.”

Q.	Why is there a Special Committee?

A.	Equant’s articles of association provide that certain related party transactions with France Telecom require the unanimous approval of the members of Equant’s Supervisory Board who are “independent directors.” The combination is a related party transaction for this purpose and France Telecom’s proposal was expressly conditioned on receipt of the unanimous approval of the independent directors of Equant’s Supervisory Board. For these reasons and to protect the interests of the unaffiliated shareholders, Equant’s Supervisory Board created a Special Committee comprised of the independent directors of the Supervisory Board.

Q.	What does the Special Committee recommend I do?

A.	The Special Committee unanimously determined that the terms of the combination are in the interests of all of Equant’s shareholders (in their capacity as such), and are fair, from a financial point of view, to Equant and all of its shareholders (in their capacity as such). The Special Committee recommends that you vote FOR the combination.

Q.	What do the Equant Boards recommend I do?

A.	Each of the Supervisory Board and the Management Board of Equant determined that the combination is reasonable and fair to Equant and all of its shareholders (in their capacity as such) and recommends that you vote FOR the combination.

Q.	Who is entitled to vote and how may eligible holders vote?

A.	All holders of Equant ordinary or convertible preference shares as of the applicable record date are entitled to vote such shares at the extraordinary general meeting. You may cast one vote per ordinary or convertible preference share.

The record date for all shares held through Euroclear S.A. or registered in your name on the books of Equant (which includes its Dutch register and New York register), is May 17, 2005. Subject to the requirement of the record date of May 17, 2005, if you hold Equant shares through Euroclear S.A. or registered in your name on the books of Equant, you may vote such Equant shares by proxy, by a duly appointed representative or in person at the extraordinary general meeting.

If you hold Equant New York Shares directly or indirectly through a bank, broker or a Depository Trust Company (which is referred to in this Shareholders’ Circular as DTC) participant, the applicable record date for you in respect of such shares is April 11, 2005. If on April 11, 2005 you held Equant New York Shares directly or indirectly through a bank, broker or DTC participant you may vote such shares by proxy, but may not vote such shares in person at the extraordinary general meeting.

Q.	If my shares are held in “street name” by my broker, will my broker vote my shares for me?

A.	If any of your shares are held through a nominee or custodian as of the applicable record date and you wish to vote such shares, you must follow your nominee or custodian’s instructions.

Q.	Have any Equant shareholders agreed to vote FOR the combination?

A.	Yes. France Telecom has agreed to vote, and to cause its affiliates to vote, all Equant shares owned by France Telecom and its controlled affiliates FOR the combination and the related resolutions at the extraordinary general meeting. France Telecom and its controlled affiliates own in the aggregate approximately 54.1% of the voting power of Equant.

Q.	What vote is required for Equant shareholders to approve the combination?

A.	In order to approve the combination, holders of a majority of the votes cast at the extraordinary general meeting must vote FOR the combination and the related resolutions.

Because France Telecom has agreed to vote, and to cause its controlled affiliates to vote, their approximate 54.1% of the Equant shares FOR the combination, the approval of the combination at the extraordinary general meeting is assured without the affirmative vote of any other shareholders.

Q.	What should I do now?

A.	After carefully reading and considering the information contained in this Shareholders’ Circular, please vote your shares by proxy, by attending the meeting, or by appointing a representative to vote on your behalf at the meeting, in each case by following the instructions contained in this Shareholders’ Circular.

Q.	When should I send in my proxy card/voting instructions?

A.	You should send in your proxy card or voting instructions, as applicable, as soon as possible so that your shares will be voted at the extraordinary general meeting.

If you are a holder of Equant shares registered in your name on the Dutch register, your proxy must be received by Equant not later than 5:00 p.m. (CET) on May 19, 2005. If you are a holder of Equant New York Shares registered in your name, your proxy must be received by JPMorgan Chase Bank N.A. not later than 5:00 p.m. (EST) on May 19, 2005.

If your shares were held through a nominee or custodian as of the applicable record date and you wish to vote your shares, you must follow your nominee or custodian’s instructions.

Q.	May I change my vote after I have completed, executed and mailed my proxy/voting instructions?

A.	Yes.

If you are a holder of Equant shares registered in your name on Equant’s Dutch register, you may revoke your proxy by delivering a subsequently dated proxy or by giving written notice of revocation by May 19, 2005, to Equant.

If you are a holder of Equant New York Shares registered in your name, you may revoke your proxy by delivering a subsequently dated proxy or by giving written notice of revocation by May 19, 2005, to JPMorgan Chase Bank N.A.

If your shares are held through a nominee or custodian, to revoke your proxy/voting instructions, you must follow your nominee or custodian’s instructions.

Q.	What if I do not vote or if I vote AGAINST the combination?

A.	If you fail to vote, or if you vote AGAINST the combination, it will have no effect on the combination because the approval of the combination at the extraordinary general meeting is assured, and you will still be entitled to receive, upon completion of the combination, €4.30 per Equant share, less any applicable withholding tax, or if you hold Equant New York Shares, the U.S. dollar equivalent converted at the spot rate at the time of conversion, which shall be as soon as reasonably practicable following the liquidating distribution (net of expenses of the conversion of euros into U.S. dollars).

Q.	When is the combination expected to be completed?

A.	We currently expect to complete the combination as quickly as practicable after the extraordinary general meeting and after all the conditions to the combination are satisfied or waived. We anticipate completing the asset sale within the first six months of 2005 and the liquidation of Equant as soon as practicable thereafter, although the finalization of the liquidation will likely occur several months after the asset sale and the subsequent (currently intended single) liquidating distribution.

Q.	How and when will I receive the liquidating distribution?

A.	As part of the process of the liquidation of Equant N.V., the liquidator will make one or more liquidating distributions to the holders of Equant shares. Currently it is intended that there will be only a single liquidating distribution made, as promptly as practicable following the completion of the asset sale, for the entire amount to be distributed.

Q.	Should I send in my Equant share certificate?

A.	No. There is no need to send in your Equant share certificate. Upon finalization of the liquidation of Equant N.V., all Equant N.V. shares will automatically cease to exist.

Q.	Will I owe taxes as a result of the combination?

A.	French individual holders will not be subject to French personal income tax in France on the liquidating distribution. French corporate holders may be liable for corporate income tax in France on the liquidating distribution, but generally, depending on certain decisions or actions taken by them, should not be to the extent that the tax basis of each of their shares in Equant is equal or higher than the amount of the liquidating distribution received for each share.

Depending on where you live and other personal circumstances, you may owe Dutch taxes, although the liquidating distribution will not be subject to Dutch dividend withholding tax.

For U.S. federal income tax purposes, the distribution to you of proceeds from the asset sale will qualify as a liquidating distribution and be treated as proceeds from a sale or exchange of your shares.

For additional information regarding tax consequences of the combination to Equant shareholders, see “Special Factors — Tax Consequences of the Proposed Combination to Equant Shareholders.”

Q.	What should I do if I have further questions?

A.	If you have more questions about the extraordinary general meeting or would like copies of this Shareholders’ Circular or any of the Exhibits to this Shareholders’ Circular, you should contact Investor Relations: Ashley Rayfield - +44 208 321 4581.

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SUMMARY

This summary term sheet highlights important information in this Shareholders’ Circular and does not contain all of the information that is important to you. You should carefully read this entire Shareholders’ Circular, the Exhibits to this Shareholders’ Circular which are incorporated by reference herein and the other documents we refer you to for a more complete understanding of the matters being considered at the extraordinary general meeting. In addition, we incorporate by reference important financial information about Equant into this Shareholders’ Circular. You may obtain the information incorporated by reference into this Shareholders’ Circular without charge by following the instructions in the section entitled “Where You Can Find More Information.”

The Parties

•	Equant. Equant is a company organized under the laws of The Netherlands as a limited liability company (naamloze vennootschap). Equant provides global, integrated and customized communications infrastructure solutions for multinational companies and international institutions. Equant’s principal executive office is located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands, and its telephone number is (31) 20 606 9100. Equant also maintains executive offices in Herndon, Virginia in the United States and in Paris, France.

•	France Telecom. France Telecom is a corporation organized under the laws of the Republic of France as a société anonyme. France Telecom is one of the world’s leading telecommunications carriers, with 124.9 million customers on the five continents and full-year consolidated operating revenues of €47.2 billion in 2004. France Telecom’s principal offices are located at 6, place d’Alleray, 75505 Paris Cedex 15, France, and its telephone number is (33) 1 44 44 22 22.

The Proposed Combination

•	Equant has entered into a combination agreement with France Telecom, its majority shareholder, pursuant to which Equant will sell to France Telecom all of Equant’s assets, other than (a) the cash consideration to be received by Equant from France Telecom pursuant to the combination agreement, (b) Equant’s rights under the combination agreement, (c) Equant’s employee option plan and the proceeds of any exercise of options thereunder, and (d) records relating to Equant’s corporate organization.

•	In exchange, France Telecom will (a) assume all of Equant’s present and future liabilities other than those relating to Equant’s obligations in respect of (i) making, as promptly as practicable following the completion of the asset sale, a (currently intended single) liquidating distribution to its shareholders of the consideration for the asset sale, (ii) withholding taxes in respect of the liquidating distribution, (iii) outstanding stock options, and (iv) agreements and covenants contained in the combination agreement to be performed by Equant, and (b) pay Equant €1,259,585,588.30 (referred to in this Shareholders’ Circular as the cash purchase price) plus additional cash payments (referred to in this Shareholders’ Circular as the additional cash payments) equal to the amounts payable by Equant under the terms of the combination agreement in respect of outstanding stock options (net of any proceeds from their exercise). Pursuant to the terms of the combination agreement, France Telecom intends to pay up to approximately €682 million, representing the portion of the total aggregate consideration attributable to France Telecom’s equity interest in Equant, by delivery of a note with a principal amount equal to such amount. This note will fund, and be set-off against, France Telecom’s pro rata share of the (currently intended single) liquidating distribution required to be made by Equant as soon as practicable following the completion of the asset sale as described below.

•	As promptly as practicable after the completion of the asset sale, the proceeds of the asset sale will be distributed to holders of Equant ordinary shares and convertible preference shares (referred to collectively in this Shareholders’ Circular as Equant shareholders) who hold such shares on the liquidating distribution record date. The distribution is expected to be equal to €4.30 per Equant share (less any applicable withholding taxes) or, for Equant New York Shares, the U.S. dollar equivalent (net of expenses for conversion of euros into U.S. dollars).

•	On or as promptly as practicable following the date of the extraordinary general meeting, Equant ordinary shares will be suspended from trading on, and subsequently delisted from, Euronext Paris and the New York Stock Exchange. After the liquidation of Equant, which we currently expect will take place several months after the asset sale and (currently intended single) liquidating distribution, Equant will terminate the registration of its ordinary shares under the Exchange Act and suspend its reporting obligations thereunder.

The sale of substantially all of Equant’s assets to (and the assumption of substantially all of Equant’s liabilities by) France Telecom is referred to in this Shareholders’ Circular as the asset sale, and the liquidation of Equant, together with the asset sale, is referred to in this Shareholders’ Circular as the combination.

Special Committee of Equant’s Supervisory Board

Equant’s articles of association provide that certain related party transactions require the unanimous approval of the members of Equant’s Supervisory Board who are “independent directors.” The combination is a related party transaction for this purpose, and France Telecom’s proposal was expressly conditioned on receipt of the unanimous approval of Equant’s independent directors. For these reasons and to protect the interests of the unaffiliated shareholders, Equant’s Supervisory Board created a Special Committee of the independent directors of the Supervisory Board, which is referred to in this Shareholders’ Circular as the Special Committee, and authorized the Special Committee to review, evaluate and negotiate the terms of the proposed combination with France Telecom and make a recommendation to the full Supervisory Board with respect to the proposed combination. Equant’s Management Board also passed a resolution delegating certain of its powers with respect to the proposed combination to the Special Committee for these purposes.

Purpose and Reasons for the Combination; Structure of the Combination

Equant is engaging in the combination to provide a sound financial base and additional resources to allow Equant to continue deploying its services and products to enterprise customers who are demanding increased integration and enhanced customer relationship and support. The combination is also being effected to enable France Telecom to acquire substantially all of the assets and liabilities of Equant and to enable Equant’s unaffiliated shareholders to receive €4.30 per share (or, for Equant New York Shares, the U.S. dollar equivalent (net of expenses for conversion of euros into U.S. dollars)), representing a substantial premium to the market price of Equant ordinary shares in the six months prior to France Telecom’s initial offer. As an alternative to the combination Equant considered remaining independent with France Telecom as its controlling shareholder and whether third parties might be interested in acquiring an interest in Equant. Because of (a) the lack of interest from the third parties contacted by the Special Committee’s financial advisors and the advice it had received that financial buyers would not be interested in acquiring a stake in Equant and (b) the very significant financial challenges that Equant would face if it remained independent with France Telecom as its controlling shareholder, Equant determined that entering into the combination was Equant’s most viable alternative. Equant is undertaking the combination now primarily because it presents the most viable alternative for it at this time, the benefits of which may not be available to its unaffiliated shareholders in the future.

Reasons for the Special Committee’s Approval and Recommendation of the Combination

After careful consideration and in accordance with Equant’s articles of association, the Special Committee unanimously determined that the terms of the combination were in the interest of all of Equant’s shareholders (in their capacity as such), and were fair, from a financial point of view, to Equant and all of its shareholders (in their capacity as such) and accordingly approved the combination agreement as a related party transaction.

The Special Committee recommended that the Supervisory Board approve the combination agreement and the combination, and that Equant’s shareholders vote in favor of approval of the transactions contemplated by the combination agreement.

For a discussion of the material factors considered by the Special Committee in reaching its conclusions and the reasons why the Special Committee determined that the combination is fair, see “Special Factors — Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered.”

Opinions of the Special Committee’s Financial Advisors

In connection with the combination, the Special Committee considered the opinion of each of its financial advisors, Rothschild Inc. and HSBC Bank plc. On February 8, 2005, each of Rothschild and HSBC delivered an oral opinion, confirmed by delivery of a written opinion dated the same day, to the effect that, as of that date and based on and subject to the various considerations set forth in its opinion, including various assumptions and limitations set forth therein, the consideration to be received by Equant shareholders (other than France Telecom and its affiliates, as to which Rothschild and HSBC expressed no view) pursuant to the combination is fair, from a financial point of view, to Equant and such shareholders.

The full text of each of Rothschild’s and HSBC’s opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken, are available on Equant’s website as Exhibit C and Exhibit D, respectively, to this Shareholders’ Circular. Each of Rothschild and HSBC provided its opinion for the information and assistance of the Special Committee in connection with its consideration of the combination, and such opinion is not a recommendation as to how any holder of Equant shares should vote with respect to the combination. You should read each of these opinions in its entirety.

Reasons for the Equant Supervisory Board’s Approval and Recommendation of the Combination

Based on, among other factors, the recommendation of the Special Committee, the Equant Supervisory Board unanimously (with the exception of Mr. Dangeard, who was absent from the meeting, and Ms. Dalibard, Ms. Pallez and Mr. Combes, who, as officers of France Telecom, either abstained from making a recommendation and voting in respect of the combination agreement or, in the case of Mr. Combes, recused himself entirely from deliberations by not attending):

•	determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	approved and authorized Equant to enter into the combination agreement and the combination;

•	resolved to recommend that Equant shareholders approve the combination agreement and the combination; and

•	resolved to convene an extraordinary general meeting of Equant shareholders for the purpose of submitting the combination agreement and the combination to Equant shareholders for approval.

For a discussion of the material factors considered by the Equant Supervisory Board in reaching its conclusions and the reasons why the Equant Supervisory Board determined that the combination is reasonable and fair, see “Special Factors — Reasons for the Supervisory Board’s Approval and Recommendation of the Combination; Position on Fairness.”

Reasons for the Equant Management Board’s Approval and Recommendation of the Combination

Following the approvals and recommendations of the Special Committee and the Supervisory Board, the Equant Management Board unanimously:

•	determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	approved the execution, delivery and performance of the combination agreement and the combination;

•	resolved to recommend that Equant shareholders approve the combination agreement and the combination; and

•	resolved to convene an extraordinary general meeting of Equant shareholders for the purpose of submitting the combination agreement and the combination to Equant shareholders for approval.

For a discussion of the material factors considered by the Equant Management Board in reaching its conclusions and the reasons why the Equant Management Board determined that the combination is reasonable and fair, see “Special Factors — Reasons for the Management Board’s Approval and Recommendation of the Combination; Position on Fairness.”

Opinion of the Management Board’s Financial Advisor

In connection with the combination, the Equant Management Board considered the opinion of its financial advisor, Morgan Stanley & Co. Limited. Morgan Stanley rendered its oral opinion, subsequently confirmed in writing that, as of February 9, 2005, and based upon and subject to the various considerations set forth in its opinion, including various assumptions and limitations set forth therein, the consideration to be paid by France Telecom to Equant for all or substantially all of the assets and liabilities of Equant was fair, from a financial point of view, to Equant. The full text of the written opinion of Morgan Stanley, dated February 9, 2005, is available on Equant’s website as Exhibit E to this Shareholders’ Circular. Morgan Stanley provided its opinion for the information and assistance of the Equant Management Board in connection with its consideration of the combination. Morgan Stanley’s opinion is not a recommendation as to how any holder of Equant shares should vote with respect to the combination. You should read the opinion in its entirety.

Position of France Telecom Regarding Fairness of the Combination

France Telecom believes that the combination, including the consideration to be received by the shareholders of Equant, other than France Telecom and its affiliates, pursuant to the combination is reasonable and fair to Equant and all of its shareholders (in their capacity as such).

For a discussion of the material factors considered by France Telecom in reaching its conclusions and the reasons why France Telecom determined that the combination is reasonable and fair, see “Special Factors — Position of France Telecom Regarding Fairness of the Combination.”

Opinion of Ricol Lasteyrie

In connection with the combination, France Telecom retained Ricol Lasteyrie, a French independent financial appraisal firm, to pass upon the fairness, from a financial point of view, of the proposed transaction to Equant shareholders (other than France Telecom and its affiliates). On February 9, 2005, Ricol Lasteyrie made a presentation and delivered a written opinion to the France Telecom board of directors to the effect that, as of such date and based upon and subject to the various considerations set forth in its opinion, including various assumptions and limitations set forth therein, the proposed transaction was fair, from a financial point of view, to Equant shareholders (other than France Telecom, as to which Ricol Lasteyrie expressed no view). The full text of the written opinion of Ricol Lasteyrie, dated February 9, 2005, is available on Equant’s website as Exhibit F to this Shareholders’ Circular. Ricol Lasteyrie provided its opinion for the information and assistance of the France Telecom board of directors in connection with its consideration of the combination. Ricol Lasteyrie’s opinion is not a recommendation as to how any holder of Equant shares should vote with respect to the combination. You should read the opinion in its entirety.

Interests of Certain Persons in the Combination

In considering the recommendation of the Equant Supervisory Board and Management Board, you should be aware that certain persons have interests in the combination that may be different than the interests of Equant shareholders generally. These interests include:

•	Currently, of the nine members of Equant’s Supervisory Board, five members were nominated by France Telecom of which three are current officers of France Telecom, and one was an officer of France Telecom until July 2004. Currently, of the three members of Equant’s Management Board, one member, Herve Kauffman, is party to an agreement with France Telecom that entitles him to return to France Telecom after the termination of his contract with Equant;

•	Certain officers of Equant and certain members of Equant’s Boards, like many Equant employees, hold Equant shares and options to purchase Equant shares, and they will have the same rights with respect to such options in the combination as the other Equant shareholders;

•	France Telecom has agreed to continue or assume certain employment agreements of Equant with its officers and employees; and

•	France Telecom has agreed to indemnify Equant’s current and former officers and members of Equant’s Boards and provide these officers and Board members with liability insurance for at least five years.

Shareholders of Equant also should be aware that, as a result of France Telecom’s current beneficial ownership of (assuming conversion in full of the 10,000,000 Equant convertible preference shares into 10,000,000 Equant ordinary shares) approximately 54.1% of all of the issued and outstanding Equant ordinary shares, France Telecom controls Equant.

Regulatory Matters

Equant and France Telecom believe that no material regulatory approvals, filings or notices are required in connection with the combination other than filing a Form 15 with the SEC (and the SEC’s approval thereof) and sending notices to certain governmental authorities.

No Appraisal Rights

Equant shareholders do not have any appraisal or similar rights in connection with the combination or any other transaction contemplated by the combination agreement.

Tax Consequences of the Proposed Combination to Equant Shareholders

French individual holders will not be subject to French personal income tax in France on the liquidating distribution. French corporate holders may be liable for corporate income tax in France on the liquidating distribution, but generally, depending on certain decisions or actions taken by them, should not be to the extent that the tax basis of each of their shares in Equant is equal or higher than the amount of the liquidating distribution received for each share.

Depending on where you live and other personal circumstances, you may owe Dutch taxes, although the liquidating distribution will not be subject to Dutch dividend withholding tax.

For U.S. federal income tax purposes, the distribution to you of proceeds from the asset sale will qualify as a liquidating distribution and be treated as proceeds from a sale or exchange of your shares.

For additional information regarding tax consequences of the combination to Equant shareholders, see “Special Factors —Tax Consequences of the Proposed Combination to Equant Shareholders.”

Accounting Treatment

Upon completion of the asset sale, Equant will recognize a financial reporting gain equal to the net proceeds from the asset sale (that is, the sum of the purchase price received less the expenses relating to the asset sale) less the net book value of the transferred assets and liabilities. The sales proceeds would be treated as being distributed to Equant shareholders as repayment of share capital and share premium.

The Extraordinary General Meeting of Shareholders

Place; Date; and Time of the Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders of Equant will be held at the principal executive office of Equant N.V. at Heathrowstraat 10, 1043 CH, Amsterdam, The Netherlands, on May 24, 2005, at 4:30 p.m., local time.

Matters to be Considered

At the extraordinary general meeting, Equant shareholders will be asked to consider the combination with France Telecom and certain related matters as described in the resolutions available on Equant’s website as Exhibit A to this Shareholders’ Circular.

Record Dates

The Equant Management Board has decided that, in accordance with Book 2, Section 119 of The Netherlands Civil Code, read together with Article 24.4 of Equant’s articles of association, an Equant shareholder is entitled to participate at the extraordinary general meeting (by attending and/or voting) only with respect to those Equant shares registered (on Equant’s Dutch register or New York register) in his or her name on May 17, 2005. However, if you hold Equant New York Shares directly or indirectly through a bank, broker or DTC participant, the applicable record date for you in respect of such shares is April 11, 2005.

Shares Entitled to Vote

All holders of Equant ordinary or convertible preference shares as of the applicable record date for such shares are entitled to vote such shares at the extraordinary general meeting. Holders may cast one vote per ordinary or convertible preference share.

Voting

Subject to the requirement of the record date of May 17, 2005, if you hold Equant shares through Euroclear S.A. or registered in your name on the books of Equant (whether on its Dutch register or New York register), you may vote such Equant shares by proxy, by a duly appointed representative or in person at the extraordinary general meeting by following the instructions in this Shareholders’ Circular. If on April 11, 2005 you held Equant New York Shares directly or indirectly through a bank, broker or DTC participant you may vote such Equant shares by proxy by following the instructions in this Shareholders’ Circular, but may not vote such shares in person at the extraordinary general meeting.

Quorum and Vote Required

In accordance with Equant’s articles of association, no quorum requirement applies at the extraordinary general meeting. The proposals being voted on will be validly adopted upon their approval by a simple majority of the votes cast at the extraordinary general meeting.

Shares Owned and Voted by France Telecom

At the close of business on April 19, 2005, France Telecom and its controlled affiliates owned 148,567,348 Equant ordinary shares and all 10,000,000 convertible preference shares, which represent, in the aggregate, approximately 54.1% of the voting power of all Equant shares. France Telecom has agreed to vote, and to cause its affiliates to vote, all such shares in favor of approval of the resolutions to be considered at the extraordinary general meeting. Accordingly, the approval of the resolutions at the extraordinary general meeting is assured without the affirmative vote of any other shareholders.

The Combination Agreement

Conditions to the Combination

Equant’s and France Telecom’s obligations to effect the combination are subject to a number of conditions, including:

•	the approval, by a majority of the votes cast, at the extraordinary general meeting of Equant shareholders of the resolutions required to effect the combination;

•	the absence of any legal prohibition on, or material modification of, the combination,

•	issued by a governmental authority in the United States or the European Union or a member state thereof, or

•	issued by a governmental authority in another jurisdiction the violation of which could have a material adverse effect on Equant or France Telecom or their ability to consummate the combination in a timely manner, or impose liability on their respective executive officers or directors;

•	the accuracy of the parties’ representations and warranties set forth in the combination agreement;

•	the performance by each party of its obligations under the combination agreement; and

•	with respect to France Telecom’s obligations only, the absence of any natural catastrophe, act of terrorism, act of war, act of God, international calamity or emergency, or material suspension or limitation of trading of shares on Euronext Paris or the New York Stock Exchange that has had a material adverse effect on Equant or on the ability of Equant or France Telecom to consummate the combination by December 31, 2005.

Termination of the Combination Agreement

The combination agreement may be terminated at any time prior to the completion of the asset sale:

•	by the written agreement of Equant and France Telecom;

•	by Equant or France Telecom if the combination has not been completed on or prior to December 31, 2005 (other than by the party whose action or failure to act has been a principal cause of the failure of the asset sale to occur by December 31, 2005);

•	by Equant or France Telecom if Equant’s Management Board, Equant’s Supervisory Board or the Special Committee has withdrawn (or modified in a manner that is adverse to France Telecom) its approval or recommendation of the combination agreement (provided that in the case of termination by Equant such withdrawal (or modification) is made as permitted by the combination agreement); or

•	by Equant or France Telecom if the other party to the combination agreement materially breaches its representations or agreements in the combination agreement and fails to cure its breach within 30 days of notice.

Market Price Data

On January 21, 2005, the last full trading day before the public announcement of the proposed combination, the closing price per share of Equant ordinary shares on Euronext Paris was €3.60 and on the New York Stock Exchange was $4.78. On April 19, 2005, the last full trading day before finalization of this Shareholders’ Circular, the closing price per share of Equant ordinary shares on Euronext Paris was €4.27 and on the New York Stock Exchange was $5.49.

SPECIAL FACTORS

Background of the Combination

Background of France Telecom’s Investment in and Relationship with Equant

Equant’s origins date to 1949, when major airline companies from around the world formed Société Internationale de Télécommunications Aéronautiques, which is referred to in this Shareholders’ Circular as SITA, to provide communications and data processing services to the air transport industry. On March 3, 1995, SITA formed SITA Telecommunications Holdings N.V., which is referred to in this Shareholders’ Circular as STH. Later in 1995, SITA restructured its holdings in STH, distributing its stock in STH to a newly established Dutch foundation called the “SITA Foundation.” In October 1995, SITA and STH entered into a joint venture agreement providing for joint ownership, operation and management of the communication network and giving each of SITA and STH indefeasible and exclusive rights of access to the network. In 1998, STH changed its name to Equant N.V. Equant first offered its shares to the public in July 1998, with a listing on the New York Stock Exchange and the Bourse de Paris, now called Euronext Paris.

On November 19, 2000, as part of a set of separate but interrelated transactions, Equant entered into a contribution agreement with France Telecom and its subsidiary, Atlas Telecommunications (subsequently renamed Atlas Services Belgium). Pursuant to the contribution agreement, France Telecom agreed to transfer its entire shareholding in Global One, a provider of data, voice and IP telecommunications services with a proprietary backbone network reaching more than 850 cities worldwide, to Equant in exchange for newly-issued shares of Equant. Concurrently with this agreement, the SITA Foundation, then Equant’s largest shareholder, entered into a share purchase agreement with France Telecom pursuant to which SITA agreed to sell its entire shareholding in Equant to France Telecom.

Pursuant to the terms of the contribution agreement and the share purchase agreement referred to above, on June 29, 2001:

•	Equant acquired 100% of Global One in exchange for the issuance to France Telecom of 80,617,348 Equant ordinary shares;

•	France Telecom subscribed for 10,000,000 newly-issued Equant convertible preference shares for $1 billion in cash; and

•	France Telecom acquired the SITA Foundation’s 67,950,000 ordinary shares in Equant in exchange for 30,886,364 existing France Telecom shares.

Upon completion of these transactions, France Telecom became Equant’s majority shareholder with an approximate ownership (assuming conversion in full of the 10,000,000 Equant convertible preference shares referred to above into 10,000,000 Equant ordinary shares) of 54.3% of all of the issued and outstanding ordinary shares of Equant. At the same time, France Telecom issued to Equant’s shareholders (other than the SITA Foundation) one contingent value right, which is referred to in this Shareholders’ Circular as a CVR, for each ordinary share held on June 28, 2001. Each CVR entitled its holder to receive a cash payment from France Telecom of up to €15 at maturity. (The CVRs were paid by France Telecom on July 8, 2004 for an aggregate amount of €2,015 million.) In addition, Equant’s articles of association were amended to reflect certain corporate governance arrangements agreed in the contribution agreement in respect of France Telecom’s investment in Equant. These arrangements included, in each case for so long as France Telecom holds, directly or indirectly, at least 34% of Equant’s outstanding shares of capital stock, the following:

•	Representation on Equant’s Boards. France Telecom has the right to nominate five of the nine members of Equant’s Supervisory Board and one of the three members of Equant’s Management Board; and

•	Related Party Transactions. Neither France Telecom nor any of its affiliates may enter into any material contract, agreement or transaction with Equant, other than in the ordinary course of business and on an arm’s-length basis that is no less favorable to Equant than a similar transaction with a third party, unless the contract, agreement or transaction has been approved unanimously by the independent directors of the Supervisory Board on the basis that it is in the interest of all Equant shareholders and fair, from a financial point of view, to Equant and all Equant shareholders.

See “— Arrangements with France Telecom” for a detailed description of these and other related corporate governance arrangements.

On the same date, Equant entered into a number of agreements with France Telecom, through its Transpac subsidiary, which established the legal arrangements with France Telecom relating to the sale and support of Equant’s services in France. These agreements are described in “— Arrangements with France Telecom.”

In 2002, Equant entered into definitive agreements with France Telecom and its affiliates to support its carrier and voice businesses. These agreements were contemplated and referenced in the Memoranda of Understanding entered into by Equant and France Telecom in connection with the June 2001 transactions. See “— Arrangements with France Telecom” for a detailed description of these agreements.

Background of the Proposed Transaction

Since July 2001, Equant’s Management and Supervisory Boards and senior management periodically reviewed and assessed its business strategy, making adjustments as appropriate in response to market and industry challenges.

Equant’s core network services market has been under severe revenue and margin pressure for several years as customers reduced their budgets, and as new access technologies and general overcapacity in bandwith intensified competition and drove down prices for traditional network services. Total data service revenues were flat to declining, driven by competitive price declines that could not be offset by volume growth. In addition, the shift in revenue mix from legacy data to IP solutions with significantly lower prices, and the accelerated migration to low cost, high bandwidth access, accelerated these trends in 2003 and 2004.

Consequently, in November 2004, Equant’s Management and Supervisory Boards began exploring various strategic alternatives. These alternatives included, among others, a standalone turnaround of the business through a focus on improving operating cash flows and a radical business transformation; a sale of the company to, or merger with, a strategic buyer; a France Telecom buy-out of the minority shareholders; and a liquidation of the company. In order to achieve any turnaround alternative, the Supervisory Board also discussed the need to strengthen Equant’s management team. Also at this time, Equant management informed the Supervisory Board that as a result of the expected significant deterioration in Equant’s cash flows in 2005, Equant faced substantial uncertainty as to whether it had adequate financing available to it and therefore the potential that the audit opinion that Equant would receive on its 2004 financial statements would include a going concern reference unless a credit facility could be arranged to permit the company to meet its liquidity requirements in the coming year.

On November 2, 2004, France Telecom filed an amendment to its Schedule 13D in respect of Equant with the United States Securities and Exchange Commission, referred to in this Shareholders’ Circular as the SEC, to disclose that France Telecom expected to evaluate on an ongoing basis the business, performance, financial condition and prospects of Equant, the market for Equant’s shares or other securities and other opportunities available to France Telecom, industry and general economic conditions, financial and stock market conditions, and other future developments, with a view to taking strategic or other steps when and as appropriate.

In December 2004, Daniel Caclin resigned as Chief Executive Officer of Equant and Charles Dehelly was nominated as Equant’s new CEO (he was appointed to such position and as a member of Equant’s Management Board at a shareholders’ meeting of Equant held on January 26, 2005).

In early January 2005, in connection with the strategic review, the independent directors of the Supervisory Board of Equant retained, on their own initiative and as authorized by the Supervisory Board, Rothschild Inc. as their financial advisor to review and analyze Equant’s performance and to identify and evaluate available strategic alternatives. Also in January 2005, the Supervisory Board continued to discuss with Equant management Equant’s deteriorating liquidity position. At this time the audit committee also consulted with Equant’s independent auditor regarding the impact of Equant’s liquidity position on Equant’s 2004 financial statements and the independent auditors’ report thereon, including the possibility that a going concern reference might have to be included in the independent auditors’ report. During January 2005, France Telecom and Equant began negotiating a $250 million revolving credit facility from France Telecom intended to enable Equant to meet its financing requirements into 2006. At a January 21, 2005 meeting of the audit committee of the Supervisory Board, Equant’s independent auditors confirmed that they would not need to include a going concern reference in their report on Equant’s 2004 financial statements, provided that the $250 million facility that Equant management was attempting to arrange with France Telecom was put into place.

Prior to January 21, 2005, France Telecom’s management had reviewed with France Telecom’s legal and financial advisors various strategic alternatives with respect to Equant in light of its continued economic and strategic challenges. Specifically, France Telecom had engaged Sullivan & Cromwell LLP, NautaDutilh and Jones Day as its legal advisors and Goldman Sachs Paris Inc. et Cie as its financial advisor in connection with a potential “going private” transaction by France Telecom in respect of Equant’s business. France Telecom analyzed with Sullivan & Cromwell, NautaDutilh and Goldman Sachs the possible structure, associated costs and potential benefits to France Telecom of such a transaction. France Telecom had also analyzed the costs and benefits of certain alternative options. After a number of discussions regarding the various options concerning Equant, France Telecom’s management determined that it should continue to explore the possibility of acquiring full ownership of Equant’s business and the preferred structure for such a transaction.

Meetings of the audit, strategy and orientation committees of the France Telecom board of directors were held on January 20 and 21, 2005, followed by a meeting of the entire France Telecom board of directors held later in the day on January 21, 2005. Various alternatives with respect to Equant were discussed at these meetings, including a potential “going private” transaction, the form of consideration for the potential transaction and its structure. See “— Purpose and Reasons for the Combination; Structure of the Combination; Consideration of Alternatives — France Telecom” for a discussion of the alternatives considered by France Telecom. In its meeting, the France Telecom board of directors concluded that the integration of Equant’s business within France Telecom could, on appropriate financial terms, enable France Telecom to further its integrated operator strategy in the enterprise market, generate cost savings and extract additional benefits. See “— Purposes and Reasons for the Combination; Structure of the Combination; Consideration of Alternatives — France Telecom” for a more detailed discussion of the France Telecom purposes of, and reasons for, the combination.

Following further discussion and deliberation, France Telecom’s board of directors unanimously authorized its management to propose to acquire full ownership of Equant’s business through the purchase of substantially all of the assets and assumption of substantially all of the liabilities of Equant for a total aggregate consideration of €1,230 million (or €564 million for the interest in Equant’s business it did not already own), representing an implied share price to Equant shareholders of €4.20 per share (subject to any applicable withholding and other similar taxes) and approved the preliminary terms of a draft combination agreement for the transaction prepared by France Telecom and its legal advisors.

On January 22, 2005, at a special meeting of Equant’s Supervisory Board, at which Herve Kauffmann, the Chief Operating Officer of Equant, and Charles Dehelly, the nominated Chief Executive Officer of Equant, were present, Michel Combes, the Senior Executive Vice President, Financial Rebalancing and Value Creation, Finance, Chief Financial Officer of France Telecom, presented the terms of France Telecom’s proposal and stated that France Telecom planned to formally announce its proposal and issue a related press release on January 24. Mr. Combes then announced that he would recuse himself from future deliberations and Supervisory Board meetings relating to France Telecom’s offer. Mr. Combes stated that he would resign as a member of the Supervisory Board if asked to do so by the Supervisory Board. He was not asked to do so. Barbara Dalibard, Executive Vice President of Enterprise Communications Services of France Telecom and Chairperson of Equant’s Supervisory Board, and Stéphane Pallez, Senior Vice President for Financial Rebalancing and Value Creation of France Telecom, stated they would attend future Supervisory Board meetings but would not vote in connection with the offer.

An offer letter from France Telecom was delivered to Equant’s nominated Chief Executive Officer and Supervisory Board and Management Board members at the same time.

The text of the offer letter is set forth below:

“France Telecom

January 22, 2005

Supervisory Board

Management Board

Equant N.V.

Heathrowstraat 10

1043 CU Amsterdam

The Netherlands

France Télécom is pleased to advise you that it proposes to acquire substantially all of the assets and liabilities of Equant N.V. (“Equant”) for an aggregate purchase price of € 1,229,817,809 (the “Purchase Price”), representing € 563,834,947 for the portion not already held by France Télécom, subject to the terms and conditions set out below.

The transaction is proposed to be structured as an acquisition by France Télécom of substantially all of the assets and liabilities of Equant, followed by a distribution of the Purchase Price to Equant’s shareholders and the liquidation of Equant. Assuming that 282,813,764 ordinary shares and 10,000,000 convertible preferred shares of Equant are outstanding on the record date for the distribution of the Purchase Price (assumed to include all restricted stock awards granted), Equant’s shareholders would ultimately receive a distribution of a gross amount of € 4.20 per ordinary or preferred share, subject to applicable withholding and other similar taxes. This gross per share amount represents a premium of 16.7 % over the most recent closing price of Equant’s ordinary shares of € 3.60 and a premium of 13.5 % over the average closing price for the last three-month period. In our view, this price is fair to the unaffiliated shareholders of Equant and reflects the expectation that this transaction would be mutually beneficial to the shareholders of Equant and to France Télécom.

For the purposes of this offer, it is proposed that France Télécom and Equant enter into an agreement (the “Agreement”) pursuant to which France Télécom would:

(a) acquire (directly or through an affiliate) substantially all of the present and future assets of Equant (including, but not limited to, all the shares of Equant Finance B.V.) against payment of the Purchase Price and assumption of all of the present and future liabilities of Equant, including applicable liquidation costs of Equant;

(b) pay Equant, as an adjustment to the Purchase Price, the net amount that will be agreed to be paid by Equant to holders of Equant stock options under the Agreement;

(c) following the closing of the transfer of Equant’s assets and liabilities to France Télécom, cause Equant to distribute the Purchase Price, reduced by any applicable withholding and other similar taxes, to its ordinary and preferred shareholders and be liquidated; and

(d) cause Equant’s shares to be delisted from the New York Stock Exchange and Euronext Paris and in due course deregistered with the U.S. Securities and Exchange Commission.

The Purchase Price would be paid at the closing of the acquisition of the Equant business in the form of a note payable immediately upon, and in order to fund, the distribution in cash. There would be no financing condition associated with the payment of the Purchase Price at the closing. The closing of the transaction would be subject to customary closing conditions set forth in the Agreement, a draft of which will be delivered to you shortly, including obtaining necessary regulatory and other approvals, as well as Equant shareholders approval by simple majority.

Although you may not be familiar with the proposed structure as set out herein, you should be aware that it has been used on a few recent occasions involving Dutch public companies.

France Télécom wishes to complete the proposed transaction as quickly as possible for the benefit of the shareholders and customers of Equant. France Télécom is prepared to commit the necessary resources to do so and requests that Equant do likewise, including by appointing financial and legal advisors to assist it in connection with this proposal as soon as possible.

In terms of process, France Télécom would expect that, consistent with Equant’s articles of association and as would be appropriate for transactions of this type, Equant appoint a Special Committee of the Supervisory Board, which would consist of Equant’s three independent Supervisory Board members (as defined in Equant’s articles of [association]), for the purposes of considering the offer, engage advisors and evaluate the proposed transaction outlined above. On the basis of this analysis, the Special Committee would give its opinion on the transaction to the Board of Management and Supervisory Board of Equant.

In order to address certain issues related to structuring and completing the proposed transaction, France Télécom would like to gain access to certain Equant information as soon as possible. We are requesting this access to confirm the feasibility of the proposed structure of the transaction, the assets and liabilities of Equant, and the likely tax treatment of the proposed transaction. We believe that this preliminary due diligence review will allow us to confirm the structure of the transaction in the manner most efficient for the shareholders of Equant and for France Télécom. To this end, we expect to deliver to you shortly a list of items that we would like to discuss and review as soon as possible. Following this preliminary due diligence review and during the time Equant is reviewing the proposed transaction with its financial and legal advisors, we would expect to have access promptly to the additional information contained on a more extensive list, which we also expect to deliver to you shortly. On the basis of that due diligence review, additional or revised provisions may be included in the draft Agreement to be provided to you.

Depending on the response of the Special Committee to this proposal, the results of our review of the Equant information requested on the due diligence request lists to be provided to you, the discussions of the draft Agreement, and other factors deemed relevant by us, we may formulate other plans or make other proposals, or take any other action with respect to our investment in Equant as we may determine to be appropriate. Therefore, our proposal at this time is not intended to be legally binding in any way, and we may amend or withdraw this proposal at any time at our sole discretion. Further, the making of any binding offer will be subject, among other factors, to satisfactory due diligence results and entering into the Agreement on terms satisfactory to us.

Please be advised that, as required by law, France Télécom intends to disclose this proposal in an amended Schedule 13D relating to shares of Equant currently owned by France Télécom and make a related press release.

France Télécom also intends to commence discussions with SITA in order to determine the most efficient manner to transfer their commercial arrangements within the France Télécom group in connection with the proposed transaction.

Michel Combes will head the France Télécom business team on this transaction and Jean-Yves Larrouturou will lead the legal team. They may be reached at +33 1 44 [. . . . .] and +33 1 44 [. . . .], respectively. If you have any questions concerning our proposal, please contact either of them.

Sincerely,

/s/ Michel Combes
Michel Combes
France Télécom”

At the January 22 meeting, the Supervisory Board discussed the terms of the France Telecom offer, noting that France Telecom’s proposal was expressly conditioned on receipt of the unanimous approval of the members of Equant’s Supervisory Board who are independent directors (as defined in Equant’s articles of association). The Supervisory Board also noted that Equant’s articles of association provide that agreements for certain related party transactions with France Telecom require the unanimous approval of the independent directors, and that the transaction proposed by France Telecom was a related party transaction for this purpose. In addition, the Supervisory Board noted the potential conflicts of interest of certain of its members if it were to be directly involved with evaluating and negotiating any offer from France Telecom. As a result, Equant’s Supervisory Board established the Special Committee composed of the three independent directors on the Supervisory Board, being Fritz Fröhlich, Roberto Quarta and Irving Yoskowitz. For a short biography of each member of the Special Committee, see “— Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered — Creation of the Special Committee.” The Supervisory Board authorized, empowered and directed the Special Committee to review, evaluate and, if the independent directors deemed it advisable, negotiate and oversee the implementation of, the France Telecom proposal or any proposed alternative transaction, and provide a recommendation to the Supervisory Board. The Supervisory Board also authorized the Special Committee to retain independent financial, legal and other advisors to assist it at Equant’s expense and confirmed that the members of the Special Committee would be remunerated for their activity in such capacity in accordance with the existing cash remuneration plan applicable to all members of the Supervisory Board.

At the meeting of the Management Board, held on January 22, the Management Board gave the independent directors the authority to act on behalf of Equant during the negotiations with France Telecom and related parties to reach a possible agreement with respect to the France Telecom proposal, provided that the independent directors would at all times keep the Management Board informed in reasonable detail of the process in order for the Management Board and its members to be able to form their own judgment as to the France Telecom proposal, any agreement resulting therefrom and the procedure followed.

On January 23, the Special Committee met and appointed Mr. Yoskowitz Chairman of the Special Committee and agreed to retain Cleary Gottlieb Steen & Hamilton LLP as its independent legal counsel. Among the reasons for this selection was the fact that Cleary Gottlieb represented Equant in its transaction with France Telecom in 2001.

Also at the meeting on January 23, the Special Committee confirmed its earlier decision to retain Rothschild as its financial advisor, subject to reaching agreement on the terms of engagement, and authorized Rothschild to begin due diligence on Equant. Over the course of the following week, the Special Committee and Rothschild negotiated and finalized the letter providing for the engagement of Rothschild as the Special Committee’s financial advisor. As part of its deliberations on the terms of the final engagement letter, effective January 5, 2004, the Special Committee reviewed the structure of fees payable to Rothschild, noting that the fee included both a fixed portion payable upon notification by Rothschild that it was prepared to deliver an opinion to the Special Committee as to the fairness of the combination from a financial point of view and a portion payable only if the transaction were consummated. The Special Committee concluded that the fixed portion of the fee, $1 million, was substantial enough to ensure that the fee arrangement did not impair Rothschild’s objectivity or the ability of the Special Committee to rely on Rothschild’s advice. In addition, based on certain representations of Rothschild, as further described under “— Opinions of the Special Committee’s Financial Advisors — Opinion of Rothschild” the Special Committee concluded that Rothschild was independent of France Telecom.

Also on January 23, the Management Board retained Morgan Stanley & Co. Limited to provide financial advice and a fairness opinion in connection with the combination. Representatives of Morgan Stanley subsequently commenced their due diligence investigation of Equant.

Also on January 23, the Supervisory Board met and approved the Equant press release announcing its receipt of the France Telecom proposal.

Also on January 23, France Telecom retained Ricol Lasteyrie, a French independent financial appraisal firm, to pass upon the fairness, from a financial point of view, of the proposed transaction to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie was not asked to express a view). Representatives of Ricol Lasteyrie subsequently commenced their due diligence investigation of Equant.

On January 24, France Telecom stated in a press release announcing its proposal to take Equant private, that its objective was to acquire Equant’s business as a whole and that it had no interest in disposing of its controlling interest in Equant. On the same day, France Telecom furnished this press release to the SEC on Form 6-K and filed an amendment to its Schedule 13D with the SEC. This amendment included the letter sent to the members of the Equant Boards on January 22 and the press release.

Also on January 24, Equant issued a press release confirming receipt of the proposal from France Telecom, and announcing the appointment of the Special Committee to evaluate the proposed transaction. Equant also announced in the press release that it anticipated having to make a substantial write down of assets and, as a result of anticipated further deterioration in its 2005 and later results, it had requested from France Telecom, and France Telecom had agreed to provide to Equant, a $250 million revolving credit facility to enable Equant to meet its financing requirements into 2006. On the same day, Equant furnished a Form 6-K to the SEC, which included this press release.

Also on January 24, representatives of Goldman Sachs spoke to representatives of Rothschild about the proposed transaction, emphasizing the importance to France Telecom of completing the transaction expeditiously.

Later on January 24, the Special Committee met telephonically with its advisors, and requested that Rothschild carry out an independent valuation analysis of Equant on a stand-alone basis and explore the potential synergies that could result from a combination with France Telecom. The Special Committee retained De Brauw Blackstone Westbroek to act as its legal counsel as to Dutch law issues. The Special Committee noted that France Telecom had proposed an expedited timetable for the proposed transaction, and while the Special Committee authorized its advisors to work as expeditiously as possible to evaluate the proposal, it noted that it would take the time necessary to complete due diligence and valuation work before responding to France Telecom, and authorized Rothschild to communicate this view to Goldman Sachs.

On January 25, Equant and France Telecom entered into a confidentiality agreement to permit France Telecom’s confirmatory due diligence with respect to the proposed transaction. Shortly thereafter, Equant began to furnish certain business and financial information to France Telecom, its advisors and Rothschild, and France Telecom, its advisors and the Special Committee’s advisors began to participate in meetings with Equant management to discuss Equant’s business.

Also on January 25 and over the following several days, the Special Committee discussed the potential costs and benefits of obtaining a second opinion as to the fairness of the proposed transaction. The Special Committee considered, among other factors, the risk that bringing in an additional financial advisor could delay the process, which could jeopardize a potential transaction with France Telecom. The Special Committee weighed this risk against the risk that Rothschild could be perceived as not entirely independent, as a result of its having in the past acted for France Telecom on certain engagements (including the 2001 transaction with Equant), its significant presence in the French markets and the contingent nature of its compensation arrangements. In particular, after reviewing potential financial advisors, the Special Committee discussed the possibility of engaging HSBC Bank plc to deliver a second opinion as to the fairness of the proposed transaction.

On January 26, at a telephonic meeting of the Special Committee, representatives of Rothschild updated the Special Committee on the status of their ongoing due diligence of Equant, noting that they had been given access to senior members of Equant management and to the five-year plan (including the 2005 budget) for the transformation of Equant’s business prepared by Equant management (which was presented to, but not approved by, Equant’s Supervisory Board in various versions during the fourth quarter of 2004 and in the last instance on January 22, 2005, which version (dated January 12, 2005) is referred to in this Shareholders’ Circular as Equant management’s five- year plan). Representatives of Cleary Gottlieb reviewed with the Special Committee the draft combination agreement provided by France Telecom to Equant on January 22. The Special Committee authorized Cleary Gottlieb to prepare and send to counsel of France Telecom, Equant and the Management Board a memorandum setting forth the most significant legal issues raised by the draft agreement and a detailed mark-up of the agreement, which Cleary Gottlieb sent to such parties on the evening of January 27.

On January 27, there were two conference calls with the advisors of the Special Committee, France Telecom, Equant and the Management Board to discuss the proposed transaction. On the first call, representatives of Sullivan & Cromwell presented to representatives of Cleary Gottlieb, De Brauw and Rothschild, as well as Debevoise & Plimpton LLP, legal counsel to Equant, Bredin Prat and Stibbe N.V., French and Dutch legal counsel, respectively, to the Management Board, and Morgan Stanley, the financial advisor to the Management Board, an overview of the France Telecom proposal. On the second call, in which only the legal counsel of each of the parties participated, certain legal matters were discussed.

Later on January 27, the Special Committee held a telephonic meeting with its legal and financial advisors. Representatives of De Brauw discussed the fiduciary duties of members of the Special Committee under Dutch law and Equant’s articles of association in connection with the evaluation of the France Telecom proposal. After the representatives of Rothschild had left the meeting, the Special Committee continued its discussion of, and then approved, retaining HSBC to provide a second fairness opinion to the Special Committee, subject to reaching agreement on the terms of engagement. Representatives of HSBC subsequently commenced their due diligence investigation of Equant on January 29.

Over the course of the following days, the Special Committee and HSBC negotiated and finalized the letter providing for the engagement of HSBC to provide to the Special Committee an opinion as to the fairness of the France Telecom proposal from a financial point of view. As part of its deliberations on the terms of the final engagement letter, the Special Committee required that the fees be structured such that HSBC would receive its entire fee upon delivery of the opinion without regard to whether the opinion was favorable or unfavorable and without regard to whether the transaction was consummated. The Special Committee concluded that this fee arrangement would ensure HSBC’s objectivity and that the ability of the Special Committee to rely on HSBC’s advice would not be impaired by the payment of any contingent fee. In addition, the Special Committee concluded that HSBC was independent of France Telecom.

On January 28, counsel for each of the Special Committee, France Telecom, Equant and the Management Board participated in a conference call to discuss the issues raised by the Special Committee’s comments on the draft combination agreement. The principal issues discussed included (a) the Special Committee’s request for the inclusion of a condition that the holders of a majority of the unaffiliated shares of Equant approve the combination, which is referred to in this Shareholders’ Circular as a majority of the minority condition, (b) France Telecom’s proposal to pay the purchase price for the Equant assets with a France Telecom note as opposed to cash, (c) the scope of the representations and warranties requested by France Telecom from Equant, (d) the need for the Special Committee and the Equant Boards to be able to withdraw their recommendation of the transaction to the extent required by fiduciary duties, (e) the proposed termination fee, (f) the proposed condition to closing that there has been no material adverse change with respect to Equant, and (g) the risk that the liquidating distribution contemplated by the proposed transaction might be subject to Dutch withholding taxes and France Telecom’s proposal that Equant shareholders would bear the cost of any such withholding tax. Price was not discussed.

Shortly thereafter also on January 28, Mr. Yoskowitz called Ms. Dalibard to discuss the issues raised by the earlier conference call.

Later on January 28, the Special Committee held a telephonic meeting with its legal and financial advisors. Representatives of Cleary Gottlieb summarized for the Special Committee the results of the telephonic meeting earlier on January 28 to discuss the draft combination agreement, noting that, although the issues were thoroughly discussed, France Telecom’s advisors did not make any significant concessions on the open issues.

On January 29, the Supervisory Board held a telephonic meeting, in which the Management Board and Michael Berg, the Equant Senior Vice President and General Counsel, participated, to clarify the roles and powers of the Special Committee. It was confirmed that the Special Committee was authorized, empowered and directed to exercise all power and authority of the Supervisory Board that may be delegated by law and all power and authority of the independent directors under Equant’s articles of association with respect to the review, evaluation, negotiation and implementation of France Telecom’s offer and the potential transaction, including, without limitation, the authority to make a determination regarding the fairness of the transaction to Equant and its shareholders, to approve the potential transaction as a related party transaction in accordance with Equant’s articles of association, to provide a recommendation to the Supervisory Board and to retain independent advisors. All prior actions taken by the Supervisory Board and Special Committee related thereto were confirmed as authorized and validated. The Supervisory Board instructed management to provide the Special Committee and its advisors with all information necessary to carry out all of its responsibilities.

On January 30, the Special Committee held a telephonic meeting with its legal and financial advisors. Representatives of Rothschild outlined for the Special Committee the diligence conducted to date on Equant and its preliminary thoughts on the valuation of Equant. The Special Committee discussed with representatives of Cleary Gottlieb and De Brauw the issues raised by the draft combination agreement, including in particular the absence of a majority of the minority condition. The Special Committee also discussed with its advisors the potential benefits of seeking proposals for strategic transactions with Equant from third parties.

On January 31, representatives of Rothschild spoke to representatives of Goldman Sachs and informed them that the Special Committee was considering seeking indications of interest from third parties.

Beginning on January 31, and over the course of the next several days, representatives of Cleary Gottlieb, De Brauw, Rothschild and HSBC participated in conference calls with representatives of Equant, including Bruce McWhirter, the Global Tax Controller of Equant, John Fothergill, the Equant European & Middle East Tax Director, David Newman, the Equant Americas Tax Director, Mathijs DeVries, the Equant Tax Manager (Amsterdam), and Hwee Huang Ang, the Equant Asian Tax Director, for the purpose of developing reasonable assumptions about the availability and value of certain net operating loss carryforwards of Equant in connection with determining the potential value of such tax assets to France Telecom in the proposed transaction.

Later on January 31, the Special Committee held a telephonic meeting with its legal and financial advisors to continue discussions regarding seeking proposals from third parties, the potential benefit to France Telecom of the net operating losses of Equant and other matters related to the France Telecom proposal.

On February 1, the Special Committee held a telephonic meeting with certain representatives of Cleary Gottlieb and Rothschild and certain representatives of Equant management including Benoit Merel, the Equant Deputy Chief Financial Officer, Mr. Berg, Mr. McWhirter, and Meg Charles, the Equant Deputy General Counsel, for the purpose of considering and, if found to be acceptable, approving as a related party transaction under Equant’s articles of association the $250 million revolving credit facility to be provided by France Telecom to Equant. For further information relating to the revolving credit facility, see “— Arrangements with France Telecom.” The Special Committee noted, in particular, that the proposed facility limited Equant’s ability to incur additional indebtedness in the future. Thus, the Special Committee asked management to confirm its view that the revolving credit facility was adequate to cover Equant’s financing needs through at least the termination date of the facility. The Special Committee further noted that the revolving credit facility contained a material adverse change clause, which the Special Committee believed was unusual for facilities of this type. The Special Committee was informed by representatives of Rothschild that although this provision is unusual, such facilities typically contain financial covenants and other financial ratio tests, which the France Telecom facility does not contain. On the basis of this advice and Equant management’s assertions as to the adequacy of the size of the facility, the Special Committee approved the proposed credit facility agreement subject to confirmation (a) from Equant’s independent auditors that entering into the credit facility would address the issue previously raised by Equant management that the audit opinion that Equant would receive on its 2004 financial statements would potentially include a going concern reference, and (b) that Equant’s operational performance substantially in accordance with Equant management’s five-year plan would not be viewed by France Telecom as a “material adverse change” under the credit facility.

On February 2, representatives of the legal counsel of each of the Special Committee and France Telecom participated in a conference call to discuss further the terms of the draft combination agreement.

Later on February 2, the Special Committee held a telephonic meeting with its legal and financial advisors. Representatives of Cleary Gottlieb updated the Special Committee on the status of its discussions with representatives of France Telecom’s counsel regarding the draft combination agreement, noting in particular the continued position of France Telecom not to accept any majority of the minority condition. Representatives of De Brauw reviewed with the members of the Special Committee their fiduciary duties under Dutch law, including in relation to the presence or absence of such condition. The Special Committee also authorized Rothschild and HSBC to contact third parties to determine whether any such third party would have an interest in acquiring a stake in Equant.

Accordingly, over the course of the next several days, representatives of Rothschild and HSBC contacted four large telecommunications companies with respect to their interest in acquiring an equity stake in Equant (noting France Telecom’s confirmation that it was not interested in selling its majority stake in Equant). The parties contacted declined to pursue further discussions regarding the acquisition of any such stake. When representatives of Rothschild and HSBC reported these results to the Special Committee, they also noted that they believed that financial buyers would not be interested in acquiring a stake in Equant in light of its financial position and France Telecom’s majority interest.

On February 3, Mr. Yoskowitz sent an email to Mr. Combes to arrange logistics for the coming week, proposing that representatives of the Special Committee would likely be prepared to meet with France Telecom in Paris to discuss the France Telecom proposal beginning on February 7 or the evening of February 6, following a Special Committee meeting earlier in the day on February 6.

On February 3 and 4, the Special Committee held telephonic meetings with its legal and financial advisors. At these meetings, among other matters, HSBC reviewed for the Special Committee the due diligence it had conducted to date and its preliminary thoughts on valuation, and Cleary Gottlieb updated the Special Committee on its continuing negotiations with France Telecom’s counsel on the draft combination agreement.

On February 5, Mr. Yoskowitz spoke to Mr. Combes and confirmed the logistics discussed in his email of February 3, and emphasized to Mr. Combes the Special Committee’s focus on, among other issues, the Special Committee’s proposed majority of the minority condition.

On February 6, the Special Committee held a meeting with its legal and financial advisors at Cleary Gottlieb’s offices in Paris. Each of Rothschild and HSBC presented to the Special Committee its financial analysis of France Telecom’s proposal and orally confirmed that it was prepared to give an opinion that, subject to the qualifications and assumptions set forth in its written opinion, the proposed consideration, representing €4.20 per ordinary share of Equant, was fair, from a financial point of view, to Equant and the shareholders of Equant (other than France Telecom and its affiliates, as to which they expressed no view). Cleary Gottlieb then reviewed with the Special Committee the terms of the draft combination agreement, as well as the remaining open issues on the draft combination agreement. De Brauw again reviewed with the Special Committee its member’s fiduciary duties under Dutch law.

After a brief break, Mr. Fröhlich and Mr. Yoskowitz met with Mr. Combes, Bernard Izérable, Executive Vice President, Head of Mergers and Acquisitions of France Telecom, and Kaïs Ben Hamida, Head of the Office of the Chief Financial Officer of France Telecom, to discuss the most significant remaining open issues, including (a) whether France Telecom should pay the consideration in respect of the unaffiliated shares of Equant in cash or with a France Telecom note, (b) whether there would be a majority of the minority condition, (c) who should bear the cost of any Dutch withholding tax on the liquidating distribution, (d) the form and amount of consideration to be offered by France Telecom and (e) the ability of the Special Committee and the Equant Boards to withdraw their recommendation of the combination to the extent required by fiduciary duties. Mr. Combes reiterated that France Telecom’s offer was only made at the indicated terms with the structure proposed, and that France Telecom was not prepared to proceed with any majority of the minority condition. Mr. Combes emphasized that France Telecom had developed its financial offer based on a structure designed to provide France Telecom a high degree of confidence that the transaction would be completed promptly since, among other things, this would (i) permit France Telecom to begin integration as soon as practicable, (ii) protect Equant’s business from loss of clients, employees and value from the prolonged uncertainty that could result from alternative structures, and (iii) provide for a prompt, orderly and transparent acquisition of complete ownership of Equant’s business in a manner that would reduce transaction costs, delays and the risk that the transaction would not be completed. It was agreed that the parties would meet again on February 7 to discuss any remaining open issues, and in the meantime counsel was to make as much progress as possible. Throughout the night, representatives of Cleary Gottlieb and De Brauw continued to negotiate the terms of the combination agreement with representatives of Sullivan & Cromwell and NautaDutilh. The negotiations continued through February 8 and February 9 and also involved representatives of Equant management including Mr. Berg and Ms. Charles, as well as representatives of Debevoise, Jones Day and France Telecom.

On February 7, at Cleary Gottlieb’s offices in Paris, Mr. Fröhlich and Mr. Yoskowitz met with Mr. Combes, Mr. Izérable and Mr. Ben Hamida to continue their discussions with respect to a majority of the minority condition, the appropriate allocation of risk of potential withholding taxes and the proposed consideration. During this meeting, Mr. Combes agreed to increase the price of France Telecom’s offer to an amount representing an implied share price of €4.30 (subject to any applicable withholding and similar taxes) based on the structure that had been proposed by France Telecom without a majority of the minority condition. Mr. Combes also assured Mr. Fröhlich and Mr. Yoskowitz that a letter was forthcoming from Belastingdienst Amsterdam, the Dutch Revenue Service, that should satisfy any concerns they may have had with respect to the risk of Dutch withholding taxes being imposed on the liquidating distribution.

On February 8, Equant received a letter from the Dutch Revenue Service to the effect that, on the basis of certain assumptions, no withholding taxes should be payable in connection with the distribution of the consideration to the unaffiliated shareholders upon liquidation of Equant in accordance with the France Telecom proposed transaction. See “Tax Consequences of the Proposed Combination to Equant Shareholders — Material Dutch Tax Consequences.”

Also on February 8, the Special Committee met with its legal and financial advisors. The Special Committee noted that it had received a letter from a shareholder of Equant urging the Special Committee to adequately consider the value of Equant’s net operating losses in considering France Telecom’s proposed transaction. The Special Committee confirmed with its financial advisors that such net operating losses had been appropriately considered in their analysis.

At the same meeting, the Special Committee then discussed its conditional approval of the France Telecom credit facility, noting that Equant’s independent auditors had confirmed to the audit committee of Equant’s Supervisory Board that such credit facility would eliminate the need to make any going concern reference in the audit opinion that Equant would receive on its 2004 financial statements. Based on all of the facts and circumstances, including France Telecom’s familiarity with Equant management’s five-year plan, the Special Committee unanimously approved Equant entering into the credit facility.

Representatives of Cleary Gottlieb then reviewed the terms of the combination agreement, the negotiation of which had been substantially completed. Representatives of each of Rothschild and HSBC confirmed their opinions that, subject to the qualifications and limitations set forth in their written opinions, and as of the date of their opinions, the consideration was fair, from a financial point of view, to Equant and the shareholders of Equant (other than France Telecom and its affiliates, as to which they expressed no view). See “— Opinions of the Special Committee’s Financial Advisors.” On the basis of such opinions, the procedural aspects of the negotiation and the other factors described in “— Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered,” the Special Committee unanimously determined that the combination agreement and the proposed transaction were in the interest of all shareholders of Equant (in their capacity as such), and fair, from a financial point of view, to Equant and all shareholders of Equant (in their capacity as such). The Special Committee unanimously approved the related-party transaction contemplated by the combination agreement, and unanimously recommended that the combination agreement and the transactions contemplated thereby be approved by the Supervisory Board and by the shareholders of Equant.

On February 9, the Supervisory Board met to consider the combination agreement, the negotiation of which had been substantially completed, and the transactions contemplated thereby. Following a review of the terms of the combination agreement and the recommendation of the Special Committee (including the fact that the Special Committee had received opinions from each of Rothschild and HSBC that the consideration was fair, from a financial point of view, to Equant and the shareholders of Equant (other than France Telecom and its affiliates, as to which they expressed no view)), taking into account the interests of Equant, its shareholders, employees and other stakeholders, the Supervisory Board unanimously, with the exception of Mr. Dangeard, who did not attend the meeting, and Ms. Dalibard, Ms. Pallez and Mr. Combes, who, as officers of France Telecom, either abstained from making a recommendation and voting in respect of the combination agreement or, in the case of Mr. Combes, recused himself entirely from the deliberations by not attending:

•	determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	approved and authorized Equant to enter into the combination agreement and the combination;

•	resolved to recommend that Equant shareholders approve the combination agreement and the combination; and

•	resolved to convene an extraordinary general meeting of Equant shareholders for the purpose of submitting the combination agreement and the combination to Equant shareholders for approval.

Also, on February 9, following the meeting of the Supervisory Board, the Management Board met to consider the combination agreement, the negotiation of which had been substantially completed, and the transactions contemplated thereby. The Management Board approved a resolution which confirmed that the independent directors had acted on behalf of Equant in so far as it related to the negotiation of the combination agreement. Morgan Stanley rendered its opinion that, subject to the qualifications and limitations set forth in its written opinion, and as of the date of such opinion, the consideration to be paid by France Telecom to Equant in accordance with the combination agreement was fair, from a financial point of view, to Equant. See “— Opinion of Management Board’s Financial Advisor.” Then, following a review of the terms of the combination agreement, the Management Board, taking into account the interests of Equant, its shareholders, employees and other stakeholders, unanimously:

•	determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	approved the execution, delivery and performance of the combination agreement and the combination;

•	resolved to recommend that Equant shareholders approve the combination agreement and the combination; and

•	resolved to convene an extraordinary general meeting of Equant shareholders for the purpose of submitting the combination agreement and the combination to Equant shareholders for approval.

On February 9, France Telecom’s board of directors met to consider the combination agreement and the transactions contemplated thereby. Also present at the meeting were representatives of Sullivan & Cromwell, Goldman Sachs and Ricol Lasteyrie. Representatives of Ricol Lasteyrie confirmed its opinion that, subject to the qualifications and limitations set forth in its written opinion, and as of the date of such opinion, the combination was fair, from a financial point of view, to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie expressed no view). See “— Opinion of Ricol Lasteyrie.” Following discussion of the combination and related considerations set forth in “— Purposes and Reasons for the Combination; Structure of the Combination — France Telecom,” France Telecom’s board of directors unanimously approved the terms of the combination agreement.

Later on February 9, the combination agreement was executed.

Also, on February 9, France Telecom, Equant, Equant Finance B.V., a wholly-owned subsidiary of Equant, and SITA entered into a letter agreement regarding the terms and conditions of the assignment and assumption by Equant Finance B.V. of Equant’s agreements with SITA in connection with the combination.

On February 10, each of Equant and France Telecom issued a press release announcing the proposed combination and the execution of the combination agreement. On the same day, France Telecom and Equant furnished their respective press releases to the SEC on Form 6-K. In addition, France Telecom filed an amendment to its Schedule 13D with the SEC, which included the combination agreement.

Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered

Creation of the Special Committee

Under Equant’s articles of association, France Telecom has the right to nominate and, as a result of its ownership of a majority of Equant’s shares, to cause the election of, five of the nine members of Equant’s Supervisory Board. Of the five designees of France Telecom to the Supervisory Board, the three who were officers of France Telecom had conflicts of interest in evaluating France Telecom’s proposal for the combination since France Telecom was the proposed purchaser of all of Equant’s assets. The two other designees of France Telecom to the Supervisory Board might be viewed as not having been entirely disinterested with respect to the evaluation of France Telecom’s proposal as a result of such designation and the prior employment of one such member by France Telecom. The members of Equant’s Management Board might also be viewed as not having been entirely disinterested with respect to evaluating the France Telecom proposal because of their status as employees of a company controlled by France Telecom as well as other factors described in “— Interests of Certain Persons in the Combination.”

Equant’s articles of association provide that agreements for certain related party transactions require the unanimous approval of the members of Equant’s Supervisory Board who are “independent directors” (as defined in the articles of association) on the basis that the relevant related party transaction is in the interest of all shareholders and fair, from a financial point of view, to Equant and all of its shareholders. See “— Arrangements with France Telecom.” The combination is a related party transaction for this purpose and France Telecom’s proposal was expressly conditioned on receipt of the unanimous approval of the independent directors.

As a result of these actual or potential conflicts of interest and the requirement for the unanimous approval of the independent directors, Equant’s Supervisory Board created the Special Committee and authorized the Special Committee to review, evaluate and negotiate the terms of the proposed combination with France Telecom and make a recommendation to the full Supervisory Board with respect to the proposed combination. The Management Board also passed a resolution delegating certain of its powers with respect to the proposed combination to the Special Committee for these purposes.

The Special Committee is comprised of the three members of the Equant Supervisory Board who qualify as independent directors for purposes of the articles of association. These members are:

Fritz Fröhlich:	Born 1942. He was Deputy Chairman/Chief Financial Officer Akzo Nobel NV until his retirement in May 2004. He was elected to the Supervisory Board of Equant, as an independent director, on February 19, 2003, for an indefinite term. He is also a Supervisory Board member of DRAKA NV, Amsterdam, Netherlands, Allianz Nederland Groep NV, Rotterdam, Netherlands, Gamma Holding NV, Helmond, Netherlands, and the Randstad Holding NV, Diemen, Netherlands and ASML, Veldhoven, Netherlands.

Roberto Quarta:	Born 1949. He is a Principal in Clayton, Dubilier & Rice International, Inc. and Clayton, Dubilier & Rice Limited, a private equity firm, and Chairman, BBA Group plc. He was formerly Group Chief Executive of BBA Group plc and a non-executive director of Powergen plc. He was elected to the Supervisory Board of Equant, as an independent director, on May 23, 2002, for an indefinite term.

Irving Yoskowitz:	Born 1945. He is a Senior Counsel with Crowell & Moring, and a Senior Partner of Global Technology Partners, LLC. He was elected to the Supervisory Board of Equant, as an independent director, October 15, 1998, for an indefinite term. He also serves as a director for SIRVA, Inc.

Approval and Recommendation of the Special Committee

On February 8, 2005, the Special Committee unanimously determined that the terms of the combination were in the interest of all of Equant’s shareholders (in their capacity as such), and were fair, from a financial point of view, to Equant and all of its shareholders (in their capacity as such). In coming to this determination, the Special Committee was required under applicable Dutch law to act in accordance with “principles of reasonableness and fairness” (“redelijkheid en billijkheid”). In determining what the standard of “reasonableness and fairness” requires in a given context, generally accepted principles of law and current judicial views in The Netherlands, as well as the individual and general interests involved must be taken into account. This “reasonableness and fairness” standard under Dutch law may be different from applicable analogous standards in other jurisdictions, including France and the various states of the United States.

On the same date, the Special Committee also approved the combination agreement as a related party transaction, as required by Equant’s articles of association, and recommended that:

•	the Supervisory Board approve the combination agreement and the combination; and

•	Equant’s shareholders vote in favor of approval of the transactions contemplated by the combination agreement.

Reasons for the Special Committee’s Approval and Recommendation

In reaching the conclusions described above, the Special Committee considered the following positive and negative factors.

Positive Factors

•	Attractive Offer Price. The implied €4.30 per share cash consideration was a price that the Special Committee viewed as highly attractive in light of Equant’s historical and current financial performance and significant uncertainties with respect to its future financial performance and market position, which are discussed in more detail below.

•	Relationship of Offer Price to Historical Market Price and Expected Trading Price of Equant Shares. The implied €4.30 per share consideration represented a premium of approximately 21% to the average market price of Equant’s shares during the week prior to the announcement of the France Telecom proposal on January 24, 2005, and a premium of approximately 20% to the average price of the shares during the six months prior to such announcement. The Special Committee also noted that several third party analysts had speculated that France Telecom might seek to acquire the shares not already owned by it and that this speculation likely resulted in an increase in the trading price of Equant’s shares in periods prior to the January 24, 2005 announcement of France Telecom’s proposal. As a result, the Special Committee concluded that the implied €4.30 per share consideration exceeded the likely trading price of the shares in the foreseeable future if the combination were not completed.

•	Relationship of Offer Price to Equant’s Value Implied by Other Valuation Methods. The Special Committee believed, based on, among other things, the detailed financial and valuation advice provided by its financial advisors, that:

•

the implied €4.30 per share consideration exceeded Equant’s going concern value as represented by a discounted cash flow analysis prepared based on Equant management’s five-year plan, even after taking into account favorable sensitivity adjustments to Equant management’s five-year plan and possible benefits to France Telecom of the combination

(including possible cost savings and possible tax benefits) as perceived by the Special Committee and its financial advisors;

•	the implied €4.30 per share consideration represented higher earnings before interest, taxes depreciation and amortization, which we refer to in this Shareholders’ Circular as EBITDA, multiples (although lower sales multiples) than those reflected in comparable acquisition transactions and the trading prices of comparable companies (with the Special Committee discounting the lower sales multiples as a means to evaluate the proposed consideration because Equant has, on average, substantially higher cost-of-sales than do the comparable companies);

•	the implied €4.30 per share consideration represented a per share premium comparable to that in other buyouts by a parent company of a listed minority stake, including in the telecom industry; and

•	the implied €4.30 per share consideration represented a premium similar to that paid by France Telecom, as parent, in its acquisition of the minority stake in each of Orange and Wanadoo.

•	Rothschild Presentations and Opinion. The Special Committee received financial presentations from Rothschild on February 6, 2005 and February 8, 2005, including Rothschild’s oral opinion as of February 8, 2005 (subsequently confirmed in writing) that the consideration payable in the combination was fair, from a financial point of view as of the date of the opinion, to Equant and its shareholders (other than France Telecom and its affiliates, as to which Rothschild expressed no view). Rothschild’s presentations and opinion are more fully described in “— Opinions of Special Committee’s Financial Advisors — Opinion of Rothschild.” In evaluating the presentations and opinion of Rothschild, the Special Committee was aware that the fee Rothschild would receive if the France Telecom proposal were accepted and the combination completed would be $3.5 million higher than if the proposal were rejected. The Special Committee concluded that the fixed portion of the fee, $1 million, was substantial enough to ensure that these fee arrangements did not impair Rothschild’s objectivity or the ability of the Special Committee to rely on Rothschild’s advice.

•	HSBC Presentations and Opinion. The Special Committee received financial presentations from HSBC on February 6, 2005 and February 8, 2005, including HSBC’s oral opinion as of February 8, 2005 (subsequently confirmed in writing) that the consideration payable in the combination was fair, from a financial point of view as of the date of the opinion, to Equant and its shareholders (other than France Telecom and its affiliates, as to which HSBC expressed no view). HSBC’s presentation and opinion are more fully described in “— Opinions of Special Committee’s Financial Advisors — Opinion of HSBC.” In evaluating the presentations and opinion of HSBC, the Special Committee was aware that HSBC would receive the same fee whether the France Telecom proposal was accepted or rejected by the Special Committee.

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Absence of Ability to Sell Equant to a Third Party. France Telecom beneficially owns approximately 54.1% of Equant’s outstanding shares and voting rights and, in connection with the announcement of its proposal for the combination, stated that it had no interest in disposing of its controlling stake. The Special Committee’s financial advisors contacted four large telecommunications companies at the Special Committee’s request to inquire whether any of such third parties would be interested in acquiring an interest in Equant (noting France Telecom’s confirmation that it was not interested in disposing of its majority stake in Equant), and none of such third parties indicated an interest in doing so. In addition, the Special Committee’s financial advisors noted that they believed that financial buyers would not be interested in acquiring a stake in Equant in light of Equant’s financial position and France Telecom’s majority interest. In light of France Telecom’s stated intention and the lack of interest from such third parties, the Special Committee concluded that a sale to a third party was not an available alternative, and that the only realistic alternative to the combination was that Equant would remain as a publicly traded company with France Telecom as its controlling shareholder. In addition, noting France

Telecom’s stated intention to retain its control stake, no analysis was performed to derive, and the Special Committee did not consider, Equant’s liquidation value (independent of the liquidation contemplated by the combination agreement).

•	Equant’s Significant Financial Challenges. The Special Committee believed that Equant faced very significant financial challenges if it remained independent with France Telecom as a controlling shareholder. These challenges were reflected in the significant deterioration in Equant’s financial performance forecast in Equant management’s five-year plan. In reviewing Equant management’s five-year plan, the Special Committee was advised that Rothschild and HSBC had no reason to believe that Equant management’s five-year plan did not represent management’s best estimate of future performance. Equant’s financial challenges were also underscored by the fact that the audit opinion that Equant would receive on its 2004 financial statements would potentially include a going concern reference and that this issue had been resolved only because France Telecom had committed to provide Equant with a $250 million revolving credit facility to enable Equant to meet its financing requirements into 2006. The Special Committee noted that Equant management’s five-year plan contemplated further funding needs and that France Telecom was not obligated to continue providing additional financial support to Equant. The Special Committee further noted that Equant expected to take a substantial write-down of its fixed assets in its 2004 financial statements if it rejected France Telecom’s offer.

•	Negotiation Process and Procedural Fairness. The terms of the combination were the result of the Special Committee’s and its advisors’ arm’s-length negotiations with France Telecom which resulted in, among other things, an increase in France Telecom’s initial implied per share offer price from €4.20 to €4.30 and other improvements in the terms originally proposed by France Telecom. The Special Committee was of the view that, based upon the negotiations with France Telecom, a price higher than €4.30 and further improved terms would not likely be obtained. The Special Committee also noted that under Equant’s articles of association the Special Committee’s unanimous approval was required for Equant to enter into any material (non-ordinary course) transaction with France Telecom and, accordingly, that the terms of the articles of association facilitated arm’s-length negotiations.

•	The Terms of the Combination Agreement. The Special Committee believed that the terms of the combination agreement were favorable to Equant’s unaffiliated shareholders, noting in particular (a) the limited representations made by Equant, (b) the limited conditions to France Telecom’s obligation to complete the combination and (c) the ability, subject to specified conditions, for (i) Equant to provide information to, and negotiate with, a third party that makes an unsolicited acquisition proposal for at least one-third of Equant, (ii) Equant’s Supervisory or Management Board or the Special Committee to withdraw or modify adversely its recommendation of the combination agreement in connection with a superior unsolicited acquisition proposal if necessary to comply with its fiduciary duties or to make required disclosures under applicable law to the shareholders or the public regarding the status of such recommendation as a result of changed circumstances, and (iii) Equant to terminate the combination agreement, without paying any break-up fee, if the Supervisory or Management Board or the Special Committee were to withdraw or modify adversely its recommendation of the combination.

•	Capital Gains Tax. The Special Committee noted that under the terms of the combination agreement, France Telecom would be liable for any capital gains taxes that Equant might incur as a result of the transfer of its assets and liabilities to France Telecom.

•	No Financing Condition. The Special Committee noted that France Telecom’s obligation to complete the combination was not subject to any financing condition and that France Telecom has the financial resources to complete the transaction expeditiously.

Negative Factors

•	The Structure of France Telecom’s Proposal. The Special Committee was aware that the structure of the transaction proposed by France Telecom – a sale of substantially all of Equant’s assets to (and the assumption of substantially all of Equant’s liabilities by) France Telecom, referred to in this Shareholders’ Circular as the asset sale, followed by a liquidation of Equant, together with the asset sale referred to in this Shareholders’ Circular as the combination – had certain negative consequences for Equant’s unaffiliated shareholders, particularly compared to a tender offer by France Telecom for the unaffiliated shares. These consequences included:

•	the fact that the combination requires the approval of the holders of a majority of Equant’s shares voted at the extraordinary general meeting of shareholders and that France Telecom will be entitled (and is required under the combination agreement) to vote its (and cause its controlled affiliates to vote their) Equant shares in favor of the combination. As a result, the combination will be approved even if a majority of Equant’s unaffiliated shareholders vote against approval of the combination. (By contrast, a tender offer by France Telecom would require France Telecom to obtain 95% of Equant’s outstanding shares (approximately 89% of the unaffiliated shares) in order to complete a mandatory “squeeze out” of the unaffiliated shareholders under Dutch law.) During the negotiations with France Telecom, the Special Committee and its advisors requested on several occasions that the combination agreement include a condition that the holders of at least an agreed percentage of the unaffiliated shares approve (or not object to) the combination. In response, France Telecom consistently stated that it had developed its financial offer based on a structure designed to provide France Telecom a high degree of confidence that the transaction would be completed promptly since, among other things, this would (i) permit France Telecom to begin integration as soon as practicable, (ii) protect Equant’s business from loss of clients, employees and value from the prolonged uncertainty that could result from alternative structures, and (iii) provide for a prompt, orderly and transparent acquisition of complete ownership of Equant’s business in a manner that reduces transaction costs, delays and the risk that the transaction would not be completed. Accordingly, France Telecom emphasized that its offer was only made at the indicated terms with the structure proposed, and that it was not prepared to proceed with any such condition. The Special Committee determined that France Telecom’s statements with respect to this matter were credible and that the proposal for the combination would be withdrawn or would not be available on as favorable terms, including as to price, if the Special Committee insisted on such a condition;

•	the fact that under Dutch law unaffiliated shareholders who are opposed to the combination will not have any appraisal or similar rights;

•	the fact that under applicable Dutch tax law, a liquidating distribution, such as the distribution of the implied per share consideration of €4.30 by Equant to its shareholders under the terms of the combination agreement, may be reduced by withholding taxes unless it is imputed to the return of eligible share capital. The Special Committee was also aware, however, that Equant had received a letter from the Dutch tax authorities and advice from its Dutch tax advisors, Loyens & Loeff N.V., to the effect that no withholding taxes should be payable in connection with the distribution of this intended consideration to the unaffiliated shareholders. The Special Committee concluded that, based on advice from its Dutch counsel, it was reasonable to rely on the letter from the Dutch tax authorities; and

•	the fact that the distribution of the consideration to Equant’s shareholders will be subject to the liquidator’s determination of whether to withhold a portion of the consideration to cover potential liabilities retained by Equant. The Special Committee noted, however, that France Telecom had agreed to assume such liabilities and applicable liquidation costs and that therefore the risk of any such withholding was minimal.

•	No Participation in Equant’s Future Performance. The Special Committee was aware that Equant’s unaffiliated shareholders would have no ongoing equity participation in Equant following the combination and therefore would cease to participate in its future earnings or growth, if any.

•	Market Price of Shares. The Special Committee was aware that Equant’s shares were trading at or near their all time low at the time of France Telecom’s proposal and that the implied per share consideration of €4.30 represented a discount of approximately 47% to the market price of Equant ordinary shares in January 2004.

The Special Committee did not consider the net book value of Equant’s business as reflected in Equant’s financial statements to be material or relevant to its determination whether the purchase price is reasonable and fair. Specifically, the Special Committee believes that such net book value is an accounting concept based on specific accounting methodologies that is historical in nature and therefore not forward-looking. Also, if France Telecom’s offer had not been accepted, Equant expected to take a substantial write-down of its fixed assets in its 2004 financial statements, which in turn would have had a substantial adverse effect on the net book value per share of Equant’s stock. (Notwithstanding the irrelevance of net book value in the Special Committee’s determination for the reasons set forth above, the Special Committee nevertheless noted that the implied per share consideration of €4.30 exceeds the net book value per share of Equant’s stock as reflected in Equant’s financial statements.)

During its consideration of the transaction with France Telecom, the Special Committee was also aware that some of Equant’s directors and members of management may have interests in the transaction that are different than or in addition to those of other shareholders generally, all as described under “— Interests of Certain Persons in the Combination.”

In view of the large number of factors considered by the Special Committee in connection with the evaluation of the combination and the complexity of these matters, the Special Committee did not consider it practicable to, nor did it attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the Special Committee may have given different weight to the various factors. The determination of the Special Committee was made after consideration of all of the factors together.

Opinions of the Special Committee’s Financial Advisors

Opinion of Rothschild

On February 6, 2005, at a meeting of the Special Committee, Rothschild delivered a financial presentation, and reported that it was prepared to deliver an opinion, as to the fairness, from a financial point of view, of the consideration to be received by the holders of Equant shares (other than France Telecom and its affiliates, as to which Rothschild expressed no view) in the combination (based on an implied price of €4.20 per Equant share). Subsequent to the meeting, the Special Committee negotiated an increase in the consideration from an implied price of €4.20 to an implied price of €4.30 per Equant share. On February 8, 2005, Rothschild delivered an addendum to its initial financial presentation noting that France Telecom had increased its offer from an implied per share price of €4.20 to €4.30. This addendum did not update or revise, nor was Rothschild asked to update or revise, its original analysis to reflect the increased consideration.

On February 8, 2005, Rothschild delivered an oral opinion, confirmed by delivery of a written opinion dated February 8, 2005, to the effect that, as of that date and based on and subject to the various considerations set forth in its opinion, including various assumptions and limitations set forth therein, the consideration to be received by the holders of Equant shares (other than France Telecom and its affiliates, as to which Rothschild expressed no view) pursuant to the combination is fair, from a financial point of view, to Equant and such shareholders.

Rothschild’s opinion, a copy of which is available as Exhibit C to this Shareholders’ Circular, is directed to the Special Committee in connection with its evaluation of the combination and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the proposed combination. Rothschild’s opinion is limited to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received by the holders of shares of Equant (other than France Telecom and its affiliates, as to which Rothschild expressed no view) pursuant to the combination and does not address any other aspect of the combination. Rothschild’s opinion does not address the relative merits of the combination, nor does it address any other transaction which Equant has considered or may consider or the decision of Equant or the Special Committee to proceed with the combination and related transactions. No limitations were imposed by the Special Committee upon Rothschild with respect to the investigations made or procedures followed in rendering its opinion. The summary of the opinion of Rothschild set forth in this document is qualified in its entirety by reference to the full text of the opinion available as Exhibit C to this Shareholders’ Circular.

In arriving at its opinion, Rothschild, among other things:

•	reviewed a draft of the combination agreement provided to Rothschild on February 8, 2005 and certain related documents;

•	discussed the proposed combination with the management of Equant and the Special Committee and Equant’s advisors and other representatives;

•	reviewed certain publicly available business and financial information relating to Equant;

•	reviewed certain audited and unaudited financial statements of Equant and certain other financial and operating data, including financial forecasts relating to Equant as well as certain sensitivities regarding the future financial performance of Equant, provided to or discussed with Rothschild by the management of Equant;

•	held discussions with the management of Equant regarding the past and current operations and financial condition and prospects of Equant;

•	compared the historical and projected financial performance of Equant with those of certain publicly traded companies Rothschild deemed to be generally relevant in evaluating Equant;

•	reviewed, to the extent publicly available, the financial terms of certain public transactions Rothschild deemed to be generally relevant in evaluating the combination;

•	reviewed, to the extent publicly available, information relating to premiums paid in certain public transactions with equity values Rothschild deemed to be generally relevant in evaluating the combination;

•	reviewed the estimated present value of the unlevered, after-tax free cash flows of Equant for the years ending December 31, 2005 through December 31, 2010 based on financial forecasts and related sensitivities provided to or discussed with Rothschild by the management of Equant; and

•	considered such other factors and information, and conducted such other analyses, as Rothschild deemed appropriate.

In connection with its review, with the consent of the Special Committee, Rothschild did not assume any obligation independently to verify any of the financial or other information utilized, reviewed or considered in formulating its opinion and relied on such information, including all information that was publicly available or provided to Rothschild by Equant being accurate and complete in all material respects. Rothschild also made the following assumptions at the direction and with the consent of the Special Committee:

•	with respect to the financial forecasts and other information and operating data for Equant and related sensitivities regarding the future financial performance of Equant provided to or discussed with Rothschild by the management of Equant, that such forecasts were reasonably prepared on bases reflecting the best available estimates and judgments of the management of Equant as to the future financial performance of Equant and the potential impact on such forecasts of certain sensitivities which may affect such financial performance;

•	with respect to tax and regulatory matters, Rothschild relied on the advice of counsel, experts and advisors to the Special Committee and without limiting the generality of the foregoing, with respect to the determination of applicable withholding and similar taxes, Rothschild relied upon the letter from Belastingdienst Amsterdam, the tax authority in The Netherlands, dated February 8, 2005 and the advice of Equant’s Dutch tax counsel that there will be no withholding tax or similar taxes in The Netherlands as a result of the combination;

•	that there was no material change in the assets, financial condition, results of operations, business or prospects of Equant since the respective dates on which the most recent financial statements or other financial and business information relating to Equant were made available; and

•	that the representations and warranties of the parties to the combination agreement were true and correct, that each of the parties to the combination agreement will perform all of the covenants and agreements to be performed by it under the combination agreement, that the combination and related transactions will be consummated in all material respects in accordance with the terms and conditions described in the combination agreement and related documents without any waiver or modification thereof and that all governmental, regulatory or other consents and approvals necessary for the consummation of the combination and related transactions will be obtained without any adverse effect on Equant or the combination.

Rothschild did not assume responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Equant. Rothschild also assumed that the final combination agreement was substantially the same as the draft of the combination agreement reviewed by Rothschild.

Rothschild’s opinion was based on economic, monetary and market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. Accordingly, although subsequent developments may affect its opinion, Rothschild did not assume any obligation to update, revise or reaffirm its opinion.

The Special Committee did not authorize Rothschild to conduct, nor has it conducted, a general solicitation of third party interests for the acquisition of all or any part of Equant. However, at the request of the Special Committee, Rothschild contacted a limited number of third parties with respect to their interest in acquiring an equity stake in Equant (noting France Telecom’s confirmation that it was not interested in selling its majority stake in Equant). The third parties contacted declined such offer.

In connection with rendering its opinion to the Special Committee, Rothschild performed a variety of financial and comparative analyses which are summarized below. The following summary is not a complete description of all analyses performed and factors considered by Rothschild in connection with its opinion. The preparation of a financial opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. With respect to the analysis of selected public companies summarized below, no company used as a comparison is either identical or directly comparable to Equant. These analyses necessarily involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading or acquisition values of the companies concerned.

Rothschild believes that its analyses and the summary below must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying Rothschild’s analyses and opinion. Rothschild arrived at its opinion based on the results of all analyses undertaken by it and assessed as a whole. Rothschild did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion.

The estimates of Equant’s future performance provided by Equant’s management in or underlying Rothschild’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Rothschild considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Equant. Estimates of the financial value of companies do not necessarily purport to be appraisals or reflect the prices at which companies actually may be sold.

The consideration was determined through negotiation between the Special Committee and France Telecom and Equant’s decision to enter into the combination was solely that of the Special Committee and the Equant Supervisory and Management Boards. Rothschild’s opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the combination and should not be viewed as determinative of the views of the Special Committee, Equant Supervisory Board or Equant Management Board with respect to the combination or the consideration.

Summary of Analyses Performed

Rothschild believes that the valuation analyses it chose to perform are widely accepted standard methodologies for valuing a business in connection with the preparation of a fairness opinion, and that the analyses it conducted are the most appropriate for a transaction of this type. The analysis of selected publicly traded companies is used to provide an indication of how publicly traded companies with operating characteristics similar to Equant are valued by investors. The analysis of selected comparable transactions is used to show what other companies are willing to pay for companies with similar operating characteristics as Equant, and these transactions typically include a control premium. Precedent premium analysis for minority purchases is used to demonstrate the share price premiums paid for similar types of transactions involving a majority shareowner acquiring the minority shares. The discounted cash flow analysis is used to calculate a range of theoretical values of Equant based on the net present value of Equant’s implied annual cash flows and terminal value for the business at year-end 2010, calculated based upon management’s estimates.

The analyses described below represent a material summary of the financial presentation Rothschild provided to the Special Committee on February 6, 2005, based on the initial offer of an implied per share consideration to be received by the holders of Equant shares of €4.20. On February 8, 2005, Rothschild delivered an addendum to its initial financial presentation noting that France Telecom had increased its offer from an implied per share price of €4.20 to €4.30. This addendum did not update or revise, nor was Rothschild asked to update or revise, its original analysis to reflect the increased consideration.

Analysis of Selected Publicly Traded Companies

Rothschild considered a universe of publicly traded European and international telecommunications companies based on its belief that Equant is a leading provider of value-added telecommunications services with a majority of its revenues generated in Europe. The comparable company universe was composed of the following peers:

•	Cable & Wireless plc,

•	COLT Telecom Group plc,

•	Easynet Group plc,

•	Kingston Communications plc,

•	Thus Group plc,

•	Vanco plc,

•	Versatel Telecom International N.V.,

•	Level 3 Communications, Inc., and

•	MCI, Inc.

For Equant and each of the selected comparable companies, Rothschild reviewed, among other things, enterprise values, which Rothschild defined as equity value plus net debt and minority interests, as a multiple of 2004, 2005 and 2006 estimated EBITDA. For the purposes of this analysis, the comparable companies’ reported EBITDA numbers were adjusted to take into account the occurrence of non-recurring items. Rothschild then compared the EBITDA multiples derived for the comparable companies with corresponding multiples for Equant based on the closing price of its ordinary shares on February 4, 2005, the last full trading day prior to Rothschild’s analysis, as well as corresponding multiples implied for Equant based on an implied per share consideration of €4.20. Multiples for the comparable companies were based on the closing stock price on February 4, 2005, the last full trading day prior to Rothschild’s analysis. Although Rothschild also reviewed enterprise values as a multiple of revenues, because Equant’s historical and projected costs of sales are significantly higher than those of the selected comparable companies as a percentage of revenues, Rothschild believed a comparison of enterprise value to revenue multiples of Equant and the selected comparable companies would not reflect an accurate valuation measure. Therefore, Rothschild placed little weight on this analysis.

Estimated financial data for the comparable company universe were based on publicly available research analysts’ estimates. Estimated financial data for Equant were based on internal estimates from management. The analysis resulted in the following implied multiples for the comparable company universe, compared to corresponding multiples implied for Equant based on each of the closing price of its ordinary shares on February 4, 2005, the last full trading day prior to Rothschild’s analysis, and the proposed combination consideration:

Enterprise Value as Multiple of:	Implied Multiples for comparable companies as of 2/4/05 (Median)		Implied Multiples for Equant Based on Closing Stock Price on 2/4/05		Implied Multiples for Equant Based on Implied Per Share Consideration of €4.20
EBITDA
2004E	6.9	x	8.8	x	8.9	x
2005E	6.3	x	57.8	x	59.0	x
2006E	5.3	x	24.1	x	24.6	x

Rothschild noted that the implied EBITDA multiples for Equant based on the implied per share consideration of €4.20 exceeds, in each case, the median implied multiples for the comparable companies.

Analysis of Precedent Transaction

Rothschild identified and analyzed recent relevant public transactions. The British Telecom—Infonet transaction was deemed as the most directly comparable to the France Telecom/Equant transaction because Infonet is the closest competitor to Equant in terms of size, products and target customers and because a significant portion of Infonet’s revenues are generated from Infonet’s network services business, which operates in the same line of business as Equant. In Infonet’s proxy statement dated January 13, 2005, Infonet identified Equant as its chief global competitor. Rothschild reviewed, among other things, enterprise values, calculated as deal value plus net debt, as a multiple of 2004, 2005 and 2006 estimated EBITDA for Infonet. Rothschild then compared these EBITDA multiples derived for Infonet with corresponding multiples for Equant based on an implied per share consideration of €4.20. This analysis indicated the following implied multiples for Infonet, compared to the corresponding multiples implied for Equant based on the combination consideration:

Enterprise Value as Multiple of:	Implied Multiples for Infonet based on proxy statement dated 1/13/05		Implied Multiples for Equant Based on Implied Per Share Consideration of €4.20
EBITDA
2004E	17.7	x	8.9	x
2005E	8.2	x	59.0	x
2006E	5.2	x	24.6	x

Rothschild noted that the 2005 and 2006 EBITDA multiples implied for Equant in the proposed combination based on an implied per share consideration of €4.20 were higher than the corresponding multiple implied for Infonet in the BT/Infonet transaction, although the 2004 EBITDA multiple implied for Infonet in the BT/Infonet transaction was higher than the corresponding multiples implied for Equant in the proposed combination. Rothschild further noted that Infonet is expected to increase its EBITDA in 2005 and 2006 from 2004 levels, while Equant expects 2005 and 2006 EBITDA to be substantially lower than its 2004 EBITDA. Although Rothschild also reviewed enterprise values as a multiples of revenues, because Equant’s historical and projected costs of sales are significantly higher than those of Infornet as a percentage of revenues, Rothschild believed a comparison of enterprise value to revenue multiples of Equant and Infonet in the BT/Infonet transaction would not reflect an accurate valuation measure. Therefore Rothschild placed little weight on this analysis.

Precedent Premium Analysis for Minority Purchase

Rothschild reviewed recent transactions where the majority shareholder acquired all of the remaining shares outstanding. The selected transactions included deals since 2003 with equity values between $500 million and $5.0 billion in a wide range of industries. Rothschild calculated the purchase price in such transactions as a premium to the average share price of the target over the one-day, one-week and one-month period prior to the announcement of the transaction and compared it to the premium represented by an implied per share consideration of €4.20 to the average share price of Equant ordinary shares over the one-day, one-week and one-month period ending January 21, 2005, the last full trading day prior to the announcement of the France Telecom proposal.

Purchase price as a premium to	Mean of transactions since 2003 with equity value between $500 million and $5.0 billion	Median of transactions since 2003 with equity value between $500 million and $5.0 billion	Based on Implied Per Share Consideration of €4.20
one-day average	17.6%	16.3%	16.7%
one-week average	20.8%	18.7%	18.5%
one-month average	24.4%	24.4%	12.6%

Rothschild noted that the premium represented by an implied per share consideration of €4.20 was consistent with the precedent premiums one-day average and one-week average, but was at the low end of the range for the precedent premiums one-month average. However, Rothschild noted that several factors regarding the difficult operating environment for Equant, including the significantly reduced projections for EBITDA and operating cash flows for 2005 and 2006, the potential for a qualified opinion from Equant’s accountants in the event that Equant did not obtain a credit facility in the amount of $250 million or enter into a similar financing transaction and the potential for a sizeable write-off of Equant’s assets, were publicly announced at the time of the France Telecom proposal, and accordingly the Equant share price prior to the announcement of the France Telecom proposal did not reflect these matters.

Additionally, Rothschild noted that several third party analysts had previously speculated that France Telecom might seek to acquire the Equant shares not already owned by it and that this speculation likely had resulted in an increase in the trading price of Equant’s shares prior to announcement of France Telecom’s proposal.

As a result of the foregoing, Rothschild placed less weight on this analysis.

Discounted Cash Flow Analysis

Rothschild performed a discounted cash flow analysis to calculate the estimated present value of the unlevered, after-tax free cash flows that Equant could generate over fiscal years 2005 through 2010. For purposes of this analysis, Rothschild used, with the consent of the Special Committee, Equant management’s five-year plan, providing financial forecasts and estimates for fiscal years 2005 through 2010. Rothschild applied terminal value multiples from 5.0x to 6.0x to Equant’s estimated 2010 EBITDA. The cash flows and terminal values were then discounted to present value using discount rates ranging from 11.0% to 15.0%. This analysis indicated an implied equity reference range for Equant of approximately €2.32 to €2.83 per share, compared to the implied per share consideration of €4.20.

As a part of its review, Rothschild conducted sensitivities to Equant’s assumptions regarding the operations of the business in Equant management’s five-year plan. In light of the significantly reduced projections for EBITDA and operating cash flows for 2005 and 2006, Equant management’s five-year plan is dramatically different from current business operations. For purposes of the sensitivity analysis, Rothschild examined the impact to the value of the business given more moderate assumptions underlying the operations of Equant’s business. Rothschild applied the same terminal value multiples and discount rates as the discounted cash flow analysis it performed on Equant management’s financial forecasts and estimates. The analysis indicated an implied equity reference range for Equant of approximately €3.06 to €3.59 per share, compared to the implied per share consideration of €4.20.

As further sensitivities to the assumptions of Equant management’s five-year plan, Rothschild estimated the potential impact to the standalone value of Equant as a result of the utilization of Equant’s net operating loss carryforwards. In addition, Rothschild analyzed potential selling, general and administrative expenses and other cost savings that could arise from a transaction with France Telecom.

Terms of Engagement, Relationships and Other Information

Rothschild is serving as financial advisor to the Special Committee in connection with the combination. The Special Committee selected Rothschild to act as financial advisor based on Rothschild’s qualifications, expertise and reputation. Rothschild is entitled to receive a fee of $1 million in connection with the delivery of its opinion and will receive an additional fee of $3.5 million for its services payable upon consummation of the combination. Equant will reimburse Rothschild for its expenses, including reasonable fees, disbursements and other charges of counsel, and to indemnify Rothschild and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

While neither Rothschild nor any of its affiliates was engaged on any advisory assignments with France Telecom as of the date of the opinion, or has served as financial advisor to France Telecom on any mergers and acquisitions assignments within the last two years, certain of its affiliates have served prior to such time as financial advisor to France Telecom and received certain fees for such services. In addition, certain of its affiliates served as an advisor to France Telecom during the last two years as part of the review of the European Commission’s procedures on state aid and received certain fees for such services. Finally, a joint venture between one of Rothschild’s affiliates and a third party served as financial advisor to France Telecom in 2003 in connection with a rights offering and received certain fees for such services. Rothschild receives a percentage of the fees generated by the joint venture. In the ordinary course of business, Rothschild and its affiliates may trade the securities of Equant for its and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

A copy of Rothschild’s opinion will be made available for inspection and copying at Equant’s principal executive offices during its regular business hours by any interested Equant shareholder or its representative who has been so designated in writing.

Opinion of HSBC

HSBC was requested by the Special Committee to provide its opinion as to whether the consideration to be received in the proposed combination by the shareholders of Equant, other than France Telecom and its affiliates, as to which HSBC was not requested to express any view, on the terms and subject to the conditions of the combination agreement, was fair, from a financial point of view, to Equant and the shareholders of Equant other than France Telecom and its affiliates. The Special Committee selected HSBC to act as financial advisor based on HSBC’s qualifications, expertise and reputation.

On February 6, 2005, at a meeting of the Special Committee, HSBC delivered a financial presentation, and reported that it was prepared to deliver an opinion, as to the fairness, from a financial point of view, of the consideration to be received by the holders of Equant shares (other than France Telecom and its affiliates, as to which HSBC expressed no view) in the combination (based on an implied price of €4.20 per Equant share). Subsequent to the meeting, the Special Committee negotiated an increase in the consideration from an implied price of €4.20 to an implied price of €4.30 per Equant share. On February 8, 2005, HSBC rendered its oral opinion, subsequently confirmed in writing as of that date, to the effect that, as of that date and subject to and based upon the assumptions and other considerations set forth in its written opinion, the consideration to be received by the shareholders of Equant in the proposed combination, was fair, from a financial point of view, to Equant and the shareholders of Equant other than France Telecom and its affiliates, as to which HSBC expressed no opinion.

The full text of the written opinion of HSBC dated February 8, 2005 is available as Exhibit D to this Shareholders’ Circular. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by HSBC in rendering its opinion. HSBC urges you to read the entire opinion carefully. HSBC’s opinion is directed to the Special Committee and addresses only the fairness, from a financial point of view, of the consideration to be received by Equant and the shareholders of Equant, other than France Telecom and its affiliates, as of the date of the opinion. It does not address any other aspects of the proposed combination and does not constitute a recommendation as to how any shareholder should vote or act with respect to any matters relating to the proposed combination. No limitations were imposed by the Special Committee upon HSBC with respect to the investigations made or procedures followed in rendering its opinion. The summary of the opinion of HSBC set forth in this document is qualified in its entirety by reference to the full text of the opinion available as Exhibit D to this Shareholders’ Circular.

In arriving at its opinion, HSBC, among other things:

•	reviewed the financial terms of the combination;

•	reviewed Equant’s press announcement released on January 24, 2005;

•	reviewed the draft of the combination agreement dated February 8, 2005, which it understood to be substantially in the form that would be executed by the parties thereto;

•	reviewed the audited 2003 annual financial statements of Equant and France Telecom and the audited and unaudited 2004 quarterly financial statements of Equant;

•	received and discussed with Equant’s management certain internal financial analyses and forecasts relating to the business, earnings, cash flow, assets and prospects of Equant prepared and provided to HSBC by Equant’s management team, including Equant management’s five-year plan;

•	participated in Equant management presentations and discussed these with Equant;

•	held discussions with members of the management of Equant regarding the past and current business operations, the financial condition and the future prospects of Equant;

•	reviewed the reported price and trading activity for ordinary shares of Equant;

•	compared the financial terms of the combination with those, to the extent publicly available, of certain comparable acquisition transactions;

•	reviewed a number of due diligence materials prepared by Equant for the purposes of the combination; and

•	reviewed such other financial studies and analyses, performed such other investigations and took into account such other matters as it deemed appropriate, including its assessment of current conditions and prospects for the global communications services for multinational businesses industry and general economic, market and monetary conditions.

In giving its opinion, HSBC:

•	relied on the assessment of Equant’s management on the commercial merits of the combination;

•	relied, without independent verification, upon the accuracy and completeness of all of the information that was publicly available or was discussed with or reviewed by it, including, specifically, the due diligence materials prepared by Equant for the purposes of the combination, including Equant management’s five-year plan, and assumed such accuracy and completeness for the purpose of providing its opinion;

•	assumed that the financial forecasts furnished by Equant, including Equant management’s five-year plan, were reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of Equant by its senior management team and did not independently verify these forecasts and expressed no opinion on the fairness of such estimates and judgments;

•	assumed that all governmental, regulatory and other consents and approvals necessary for the combination will be obtained in a timely manner without any adverse effect on Equant;

•	did not make any independent evaluation or appraisal of the assets and liabilities of Equant;

•	did not conduct any independent legal or tax analysis of Equant or of the combination and when appropriate relied solely upon the judgments of Equant’s legal and tax advisors. HSBC did not include the legal and tax effects of any reorganization or transaction costs that may arise as a result of the combination in its analysis. In addition, HSBC did not perform any independent analysis of the situation of individual shareholders of Equant, including with respect to taxation or related withholding, with regard to the combination and expressed no opinion thereon; and

•	assumed that the combination will be consummated on the terms set forth in the draft combination agreement.

HSBC also understood that France Telecom currently owns, directly or indirectly, approximately 54.2% of the issued share capital of Equant.

HSBC’s opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion. It should be understood that subsequent developments may affect the opinion and that HSBC does not have any obligation to update, revise or reaffirm its opinion.

Specifically, HSBC’s opinion does not address the merits of the underlying decision by Equant to proceed with the combination nor does it constitute a recommendation to Equant (including its Supervisory Board as a whole, and its Management Board) or any shareholder of Equant in respect of the combination or any other matter.

HSBC’s opinion and financial analyses were only one of many factors considered by the Special Committee in its evaluation of the combination and should not be viewed as determinative of the views of the Special Committee with respect to the combination or the consideration.

The following is a summary of the material financial analyses performed by HSBC underlying its oral opinions and the preparation of its written opinion, dated February 8, 2005. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by HSBC, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumption underlying the analyses, could create a misleading or incomplete view of HSBC’s financial analyses.

Historical Trading Range

HSBC reviewed the range of closing prices of Equant ordinary shares on Euronext Paris and the New York Stock Exchange for the periods of one week, one month, three months, six months and twelve months, each ending January 21, 2005, the last full trading day before the announcement by France Telecom of the proposed combination, observing the following:

		1-week	1-month	3-months	6-months	12-months
Euronext (€/share)	Low	3.40	3.36	3.24	2.91	2.91
	High	3.64	3.93	4.08	4.57	8.95
New York Stock Exchange ($/share)	Low	4.71	4.49	4.11	3.50	3.50
	High	4.81	5.36	5.36	5.49	11.15

Source: Bloomberg

HSBC considered that the then implied per share consideration of €4.20 was higher than the highest closing price of Equant shares in the 3-month period ending January 21, 2005.

Comparable Company Analysis

HSBC compared financial information of Equant with publicly available information for selected publicly traded telecommunications companies that in its judgment are comparable to the businesses of Equant.

HSBC selected MCI Inc., AT&T Corp., a group of European telecommunication operators, a group of U.S. telecommunications operators and a group of information technology services companies as the comparable companies.

The selected European telecommunications operators were comprised of:

•	Easynet Group plc,

•	Fibernet Group plc,

•	Versatel Telecom International NV,

•	Kingston Communications plc,

•	Thus Group plc,

•	COLT Telecom Group plc, and

•	Cable & Wireless Communications plc.

The selected U.S. telecommunications operators were comprised of:

•	Global Crossing Ltd.,

•	Level 3 Communications Inc.,

•	Savvis Communications Corp., and

•	Qwest Communications International.

The selected information technology services companies were comprised of:

•	Amadeus Global Travel Distribution SA,

•	International Business Machines Corp.,

•	Electronic Data Systems Corp.,

•	Xansa plc,

•	Unilog SA,

•	Groupe Steria SCA,

•	Sopra Group SA,

•	LogicaCMG plc,

•	Indra Sistemas SA,

•	Cap Gemini SA,

•	Aubay,

•	Atos Origin,

•	Alten, and

•	Altran Technologies SA.

No company utilized in the comparable company analysis is identical to Equant. In evaluating the comparable companies, HSBC made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Equant, such as the impact of competition on the businesses of Equant and the industry in general, industry growth and the absence of any material adverse change in the financial condition and prospects of Equant or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

HSBC calculated, for Equant and each of the selected comparable companies, the multiples of enterprise value to:

(a) calendar years 2004 to 2006 estimated EBITDA; and

(b) calendar years 2004 to 2006 estimated sales.

HSBC defined enterprise value as market capitalization, plus net financial debt, plus minority interests, less investments by affiliates of Equant and each of the selected comparable companies. The market capitalization for Equant was calculated on the basis of an implied price per share of €4.20 and the market capitalization for the selected comparable companies was calculated as of February 4, 2005, the last full trading day prior to HSBC’s analysis.

Estimated EBITDA and estimated sales for the calendar years 2004 to 2006 for Equant were provided by the management of Equant. Estimated EBITDA and estimated sales for the calendar years 2004 to 2006 for the selected comparable companies were based on equity research estimates and publicly available information.

The table below summarizes the comparison between the multiples of enterprise value to EBITDA and enterprise value to sales for Equant, MCI, AT&T, the selected European telecommunications operators, the selected U.S. telecommunications operators and the selected information technology services companies. The multiples for the selected European telecommunications operators, the selected U.S. telecommunications operators and the selected information technology services companies are the average of the multiples for the individual companies in each group.

	Enterprise value to estimated EBITDA of						Enterprise value to estimated sales of
	2004		2005		2006		2004		2005		2006
Equant (at €4.20 per share)	10.3	x	66.9	x	27.9	x	0.46	x	0.48	x	0.49	x
MCI	3.2	x	3.8	x	4.4	x	0.34	x	0.39	x	0.43	x
AT&T	3.1	x	3.8	x	4.6	x	0.71	x	0.84	x	0.96	x
European Telecommunications Operators	7.6	x	5.5	x	4.5	x	1.09	x	0.95	x	0.86	x
U.S. Telecommunications Operators	8.9	x	6.9	x	8.0	x	1.09	x	1.32	x	1.59	x
IT Services Companies	10.4	x	8.6	x	7.7	x	1.10	x	1.03	x	0.97	x

HSBC noted that the ratio of enterprise value to estimated EBITDA of the implied consideration for Equant of the French Telecom offer was higher than the average ratio of enterprise value to the estimated EBITDA of the selected comparable companies (calculated as the arithmetic average of the multiples listed above for MCI, AT&T, the selected European telecommunications operators, the selected U.S. telecommunications operators and the selected information technology services companies, with each of these five aggregates being weighted equally) by 55%, 1070% and 378% in 2004, 2005 and 2006, respectively.

Given the very low level of profitability of Equant compared to the selected comparable companies, HSBC noted that the ratio of enterprise value to estimated sales was not a relevant valuation method for Equant in the combination.

Comparable Transaction Analysis

HSBC reviewed the following five recent transactions involving asset-based network operators in the telecommunications sector announced between September 1, 2004 and January 21, 2005:

•	the acquisition of Albacom SpA by BT Group plc,

•	the acquisition of Infonet Services Corp. by BT Group plc,

•	the acquisition of Omnetica Ltd by Kingston,

•	the acquisition of Song Networks Holding AB by TDC A/S, and

•	the acquisition of Radianz Ltd by BT Group plc.

No company or transaction utilized in the comparable transactions analysis is identical to Equant or the combination, respectively.

For the combination and each of the selected comparable transactions, HSBC calculated the multiple of enterprise value, which represents the implied purchase price attributable to an acquisition of 100% of the equity and of 100% of the net financial position of the target, to, for the combination and each of the selected comparable transactions:

•	calendar years 2004 to 2006 estimated EBITDA; and

•	calendar years 2004 to 2006 estimated sales.

Estimated EBITDA and estimated sales for the calendar years 2004 to 2006 for the target companies in the comparable transactions were based on equity research estimates and publicly available information.

	Enterprise value to estimated EBITDA of						Enterprise value to estimated sales of
	2004		2005		2006		2004		2005		2006
France Telecom/Equant	10.3	x	66.9	x	27.9	x	0.46	x	0.48	x	0.49	x
British Telecom/Albacom	n.a.		n.a.		n.a.		0.70	x	0.70	x	n.a.
British Telecom/Infonet	7.7	x	n.a.		n.a.		0.81	x	n.a.		n.a.
Kingston/Omnetica	8.0	x	8.1	x	n.a.		0.81	x	0.80	x	n.a.
TDC/Song Networks	n.a.		10.3	x	8.4	x	2.20	x	1.80	x	1.70	x
British Telecom/Radianz	11.6	x	n.a.		n.a.		0.70	x	n.a.		n.a.

HSBC noted that the ratio of enterprise value to estimated EBITDA of the France Telecom offer is higher than the average ratio (calculated as the arithmetic average of the multiples for the selected comparable transactions listed above for which this multiple was available) of the enterprise value to the estimated EBITDA of the selected comparable transactions by 13%, 627% and 232% in 2004, 2005 and 2006, respectively.

Given the very low level of profitability of Equant compared to the target companies in the comparable transactions, HSBC noted that the ratio of enterprise value to estimated sales was not a relevant valuation method for Equant in the combination.

Discounted Cash-Flow Analysis

A discounted cash-flow analysis values a business based on the present value of the projected cash-flows generated by the business over its lifetime. Since this valuation methodology is based on the specific operational and financial outlook of the particular business analyzed, it is generally considered to provide an appropriate method for determining the value of that business to its shareholders as well as to a possible purchaser acquiring that business, including access to cash flows.

HSBC performed a discounted cash-flow analysis to calculate the estimated present value of the stand-alone business of Equant based on Equant Management’s five-year plan, which contains operational and financial projections for the years 2005 to 2010.

HSBC calculated the present value of the projected cash-flows for the years 2005 to 2010 using discount rates ranging from 11.5% to 12.5%. HSBC calculated the present value of the projected cash-flows for the years 2011 onwards by assuming the value of the business by the end of 2010 is worth 5.25x to 5.75x of the estimated EBITDA generated in 2010 and discounting such value at a discount rate ranging from 11.5% to 12.5%. HSBC estimated the implied value per share derived from the stand-alone discounted cash-flow analysis at €2.53 to €2.96.

In addition, HSBC performed a number of sensitivity analyses on a series of factors, including analyzing, based on information provided by Equant’s management and public information, the potential value for Equant’s current shareholders of past and future tax loss carry-forwards as determined by Equant, which may be used by Equant or France Telecom after the combination, and potential synergies with France Telecom. Such analyses were included for illustrative purposes only, were necessarily a matter of judgment and therefore provide limited guidance. As a matter of guidance only, HSBC estimated the maximum combined value of these sensitivities to be no more than €1.00 per share.

As a result, the maximum implied value per share derived from the discounted cash-flow analysis, including the maximum value of the sensitivities performed, would be in a range of €3.53 to €3.96.

Minority buy-out premium analysis

HSBC reviewed the following nine recent transactions in the telecommunications sector announced between January 1, 2003 and January 21, 2005, in which the controlling shareholder acquired the shares owned by the remaining minority shareholders:

•	Telecom Italia SpA’s acquisition of TIM SpA,

•	Deutsche Telekom AG’s acquisition of T-Online International AG,

•	Royal KPN NV’s acquisition of SNT,

•	France Telecom’s acquisition of Wanadoo SA,

•	Vodafone’s acquisition of Panafon,

•	France Telecom’s acquisition of Orange,

•	Vodafone’s acquisition of Telecel,

•	Vodafone’s acquisition of Europolitan, and

•	Vodafone’s acquisition of Libertel NV.

For each of the selected minority buy-out transactions, HSBC calculated the premium offered (for the one-week, one-month and three-month period ending when each transaction was announced) over: (i) the closing share price at the beginning of each period; (ii) the average closing share price for each period; and (iii) the trading weighted average share price, referred to in this Shareholders’ Circular as WAP, for each period. Share price and volume data were sourced from Datastream and Bloomberg.

		1-week		1-month		3-months
France Telecom Equant (at €4.20)	Closing Average WAP	23.5 18.5 19.4	% % %	12.0 12.6 15.2	% % %	25.4 12.8 14.2	% % %

Telecom Italia Telecom Italia Mobile	Closing Average WAP	12.7 9.9 9.2	% % %	18.6 14.6 13.7	% % %	28.1 21.3 19.8	% % %

Deutsche Telekom T-Online	Closing Average WAP	1.4 1.3 0.8	% % %	1.2 1.2 1.4	% % %	-4.4 3.1 4.7	% % %

KPN SNT	Closing Average WAP	5.9 5.9 6.1	% % %	11.1 10.6 7.9	% % %	1.5 8.4 9.0	% % %

France Telecom Wanadoo	Closing Average WAP	18.9 17.9 17.8	% % %	32.0 22.8 22.3	% % %	39.1 31.5 26.5	% % %

Vodafone Panafon	Closing Average WAP	1.6 0.6 0.1	% % %	3.0 2.4 1.8	% % %	3.3 2.6 2.1	% % %

France Telecom Orange	Closing Average WAP	14.8 13.2 12.4	% % %	18.6 13.3 13.6	% % %	19.8 20.0 20.4	% % %

Vodafone Telecel	Closing Average WAP	-1.0 -1.1 6.2	% % %	10.1 0.7 4.4	% % %	15.8 3.7 10.4	% % %

Vodafone Europolitan	Closing Average WAP	2.0 1.8 9.2	% % %	10.6 3.6 9.4	% % %	14.6 4.5 7.1	% % %

Vodafone Libertel	Closing Average WAP	1.5 3.8 2.4	% % %	0.9 0.0 6.1	% % %	30.5 6.7 18.4	% % %

Mean (excluding France Telecom/Equant)	Closing Average WAP	6.4 5.9 7.1	% % %	11.8 7.7 9.0	% % %	16.5 11.3 13.2	% % %

HSBC noted that the premium represented by the implied per share consideration of €4.20 for each of the selected criteria (closing, average and WAP) and periods (1-week, 1-month and 3-months) was greater than the mean (defined as the simple arithmetic average) premium calculated for the selected minority buyout precedent transactions for the respective selected criteria and periods.

Miscellaneous

HSBC has advised the Special Committee for the purposes of rendering its financial opinion and will receive from Equant a fee of $750,000, which became payable upon delivery of its opinion. Equant will reimburse HSBC for expenses incurred in connection with its engagement, including any reasonable fees and expenses of

HSBC’s advisors up to $40,000. In addition, Equant has agreed to indemnify HSBC in relation to certain liabilities incurred within the scope of its engagement.

HSBC and its affiliates have provided financial advisory and financing services for Equant and France Telecom in the past and have received fees for the rendering of these services, and may continue to provide such services for Equant and France Telecom and receive fees in relation thereto. However, to the best of HSBC’s knowledge, the investment banking advisory division of HSBC Bank plc and HSBC-CCF S.A. is not currently engaged on any investment banking advisory mandate or any equity capital markets or debt capital markets mandate (excluding the provision of lending or related services) with France Telecom.

In the ordinary course of their businesses, affiliates of HSBC may actively trade in the debt and equity securities or senior loans of Equant and France Telecom, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or loans.

HSBC was not authorized by the Special Committee to conduct, and did not conduct, a general solicitation of third party interest in the acquisition of all or any part of Equant. However, at the request of the Special Committee, HSBC contacted a limited number of parties with respect to their interest in acquiring a stake in Equant, (noting France Telecom’s confirmation that it was not interested in selling its majority stake in Equant). The third parties contacted declined to pursue further discussions regarding the acquisition of any such stake.

In connection with the review of the proposed combination by the Special Committee, HSBC performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, HSBC considered the results of all its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. HSBC believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, HSBC may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuation resulting from any particular analysis described above should not be taken to be HSBC’s view of the actual value of Equant. In performing its analyses, HSBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are based on factors beyond the control of Equant. Any estimates contained in HSBC’s analyses are not necessarily indicative of future results, which may be significantly more or less favorable than those suggested by such estimates.

HSBC conducted the analyses described above solely as part of its analysis of the fairness, from a financial point of view, of the consideration to Equant and its shareholders (other than France Telecom and its affiliates) pursuant to the combination and in connection with the delivery of its written opinion dated February 8, 2005 to the Special Committee. These analyses do not purport to be appraisals or to reflect the prices at which Equant’s shares might actually trade. HSBC did not recommend any specific consideration to the Special Committee or that any given consideration constituted the appropriate consideration of the combination.

In addition, as described elsewhere in this Shareholders’ Circular, HSBC’s opinion and its presentation to the Special Committee was one of many factors taken into consideration by the Special Committee in reaching its recommendation with regard to the combination. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the Special Committee.

A copy of HSBC’s opinion will be made available for inspection and copying at Equant’s principal executive offices during its regular business hours by any interested Equant shareholder or its representative who has been so designated in writing.

Reasons for the Supervisory Board’s Approval and Recommendation of the Combination; Position on Fairness

Approval and Recommendation of the Supervisory Board

On February 9, 2005, following the meeting of the Special Committee on February 8, 2005, and based upon the recommendation of the Special Committee, the Equant Supervisory Board, taking into account the interests of Equant, its shareholders, employees and other stakeholders, unanimously (with the exception of Mr. Dangeard, who did not attend the meeting, and Ms. Dalibard, Ms. Pallez and Mr. Combes, who, as officers of France Telecom, either abstained from making a recommendation and voting in respect of the combination or, in the case of Mr. Combes, recused himself entirely from deliberations by not attending):

•	determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	approved and authorized Equant to enter into the combination agreement and the combination;

•	resolved to recommend that Equant shareholders approve the combination agreement and the combination; and

•	resolved to convene an extraordinary general meeting of Equant shareholders for the purpose of submitting the combination agreement and the combination to Equant shareholders for approval.

In reaching the conclusions described above, the Supervisory Board was required under applicable Dutch law to act in accordance with “principles of reasonableness and fairness” (“redelijkheid en billijkheid”) and in the interest of Equant and its stakeholders (including its shareholders), the fiduciary duty standard applicable to members of Supervisory and Management Boards of a company organized in The Netherlands. In determining what the standard of “reasonableness and fairness” requires in a given context, generally accepted principles of law and current judicial views in The Netherlands, as well as the individual and general interests involved must be taken into account. This “reasonableness and fairness” standard under Dutch law may be different from applicable analogous standards in other jurisdictions, including France and the various states of the United States.

Reasons for the Approval and Recommendation of the Supervisory Board

The approval and recommendation of the Supervisory Board were based upon:

•	the recommendation of the Special Committee and those factors underlying the Special Committee’s recommendation (see “Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered”) that were described to the Supervisory Board by the Chairman of the Special Committee;

•	the Special Committee having received each of Rothschild’s and HSBC’s oral opinion that the consideration payable in the combination was fair, from a financial point of view and as of the date of the opinion, to Equant and its shareholders (other than France Telecom and its affiliates, as to which Rothschild and HSBC each expressed no view); and

•	the understanding of the Equant Supervisory Board that the terms and conditions of the combination agreement were the result of arm’s-length negotiations between the Special Committee and France Telecom.

The Supervisory Board did not consider it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the Supervisory Board may have given different weight to the various factors. The determination of the Supervisory Board was made after consideration of all of the factors together.

Reasons for the Management Board’s Approval and Recommendation of the Combination; Position on Fairness

Approval and Recommendation of the Management Board

On February 9, 2005, following the meeting of the Special Committee on February 8, 2005 and the meeting of the Equant Supervisory Board on February 9, 2005, and their respective recommendation and approval, the Management Board, taking into account the interests of Equant, its shareholders, employees and other stakeholders, unanimously:

•	determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	approved the execution, delivery and performance of the combination agreement and the combination;

•	resolved to recommend that Equant shareholders approve the combination agreement and the combination; and

•	resolved to convene an extraordinary general meeting of Equant shareholders for the purpose of submitting the combination agreement and the combination to Equant shareholders for approval.

In reaching the conclusions described above, the Management Board was required under applicable Dutch law to act in accordance with “principles of reasonableness and fairness” (“redelijkheid en billijkheid”) and in the interest of Equant and its stakeholders (including its shareholders), the fiduciary duty standard applicable to members of Supervisory and Management Boards of a company organized in The Netherlands. In determining what the standard of “reasonableness and fairness” requires in a given context, generally accepted principles of law and current judicial views in The Netherlands, as well as the individual and general interests involved must be taken into account. This “reasonableness and fairness” standard under Dutch law may be different from applicable analogous standards in other jurisdictions, including France and the various states of the United States.

Reasons for the Approval and Recommendation of the Management Board

The approval and recommendation of the Management Board were based upon:

•	the recommendation of the Special Committee;

•	the approval of the Supervisory Board of the combination in accordance with article 16.2 of Equant’s articles of association, which was made on the basis that it is in the interest of Equant, its shareholders and other stakeholders;

•	the opinion of Morgan Stanley, the financial advisor to the Management Board, stating that, based upon and subject to the various considerations set forth in the opinion, including the various assumptions and limitations set forth therein, the consideration to be paid by France Telecom to Equant in accordance with the combination agreement was fair from a financial point of view to Equant, and the related presentation made by Morgan Stanley to the Management Board during which Morgan Stanley explained, and gave the Management Board the opportunity to discuss, the basis for Morgan Stanley’s fairness opinion, the procedures followed and the factors that were taken into account. Morgan Stanley’s opinion is more fully described in “— Opinion of Management Board’s Financial Advisor;” and

•	the understanding of the Equant Management Board that the terms and conditions of the combination agreement were the result of arm’s-length negotiations between the Special Committee, acting on the basis, among other things, of its delegation from the Management Board, and France Telecom.

The Management Board did not consider it practicable to, nor did it attempt to quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decision, nor did it evaluate whether these factors were of equal importance. In addition, each member of the Management Board may have given different weight to the various factors. The determination of the Management Board was made after consideration of all of the factors together.

Opinion of the Management Board’s Financial Advisor

Opinion of Morgan Stanley

Pursuant to a letter agreement dated February 9, 2005, Equant engaged Morgan Stanley at the instruction of the Equant Management Board to provide financial advice and a financial opinion to the Equant Management Board in connection with the combination.

At a meeting of the Management Board on February 9, 2005, Morgan Stanley rendered its oral opinion, subsequently confirmed in writing that, as of February 9, 2005, the consideration to be paid by France Telecom to Equant for all or substantially all of the assets and liabilities of Equant, which Morgan Stanley assumed, based on the information given to it by Equant, are held through Equant Finance B.V., was fair, from a financial point of view, to Equant. The full text of the written opinion of Morgan Stanley, dated February 9, 2005, is available as Exhibit E to this Shareholders’ Circular. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Holders of Equant ordinary shares should read the entire opinion carefully. Morgan Stanley’s opinion is addressed and directed to the Equant Management Board and addresses only the fairness, as of February 9, 2005, from a financial point of view, of the consideration to be paid by France Telecom to Equant for all or substantially all of the assets and liabilities of Equant, which Morgan Stanley assumed, based on the information given to it by Equant, are held through Equant Finance B.V., pursuant to the combination agreement. It does not address any other aspects of the combination, including the timing of payment or allocation of the consideration to be received by Equant in the combination, the distribution of such consideration by Equant to its shareholders, or the liquidation of Equant, and does not constitute a recommendation or opinion by Morgan Stanley as to whether any holder of Equant shares should vote in favor of the combination. No limitations were imposed by the Management Board upon Morgan Stanley with respect to the investigations made or procedures followed in rendering its opinion. The summary of the opinion of Morgan Stanley set forth in this document does not purport to be a complete description of the analyses performed by Morgan Stanley in connection with rendering its opinion, and is qualified in its entirety by reference to the full text of the written opinion of Morgan Stanley dated February 9, 2005, available as Exhibit E to this Shareholders’ Circular.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	reviewed certain publicly available financial statements and other business and financial information of Equant;

•	reviewed certain internal financial statements and other financial and operating data concerning Equant prepared by the management of Equant;

•	reviewed certain financial projections prepared by the management of Equant;

•	discussed the past and current operations and financial condition and the prospects of Equant, on a stand-alone basis, with executives of Equant and Deloitte & Associés, auditors to France Telecom;

•	reviewed the reported prices and trading activity for Equant ordinary shares;

•	reviewed certain equity research reports prepared by a number of banks and brokerage firms relating to Equant and France Telecom;

•	compared the financial performance of Equant and the prices and trading activity of Equant ordinary shares with that of certain other comparable publicly traded companies and their securities;

•	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	discussed with the management of Equant the strategic rationale for the combination and certain strategic alternatives;

•	participated in discussions among representatives of Equant and France Telecom and their financial and legal advisors;

•	reviewed the combination agreement and certain related documents; and

•	performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.

In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it as of February 9, 2005, for the purposes of its opinion. With respect to internal financial statements, the financial projections and other financial data, Morgan Stanley assumed that these had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Equant. In rendering its opinion, Morgan Stanley expressed no view as to the reasonableness of such forecasts or the assumptions on which they were based. In addition, Morgan Stanley assumed that the combination will be consummated in accordance with the terms set forth in the combination agreement without any waiver or amendment of any terms or conditions. Morgan Stanley also assumed that all governmental, regulatory or other approvals and consents required in connection with the consummation of the combination will be obtained, without any delay, limitation, restriction or condition being imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the combination.

In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the assets and liabilities of Equant, nor did Morgan Stanley negotiate with any of the parties, including France Telecom, with regard to such potential acquisition.

Morgan Stanley did not perform or obtain any legal due diligence, carry out any accounting or tax review (or give any advice in relation thereto) or make any technical assessment or physical inspection of the properties or assets of Equant, nor did Morgan Stanley assume any liability in respect thereof. In particular, Morgan Stanley gave no legal, tax or accounting advice in relation to the distribution of the consideration to be received by Equant in the combination to Equant shareholders or the liquidation of Equant. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of Equant, nor was Morgan Stanley furnished with any such appraisals. Morgan Stanley’s opinion was necessarily based on economic, financial, market and other conditions as in effect on, and the information made available to it as of, February 9, 2005. Events occurring after February 9, 2005, may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

The following is a brief summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Morgan Stanley. The various analyses summarized below were based on closing prices for Equant ordinary shares as of January 21, 2005, the last full trading day preceding the day of the announcement of the proposed combination on January 24, 2005. The order of analyses described does not represent relative importance or weight given to those analyses by Morgan Stanley. Some of these summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

Morgan Stanley has made certain adjustments, each as indicated under the applicable valuation analysis, to do its analysis of the equity value ranges determined using the methodologies described below, such as adding in the value of cash and the estimated value of Equant’s deferred tax assets and subtracting the value of net interest bearing debt, unfunded pension liability and minority interests as reported in the estimated financial statements of Equant to derive ranges of total equity value of Equant.

Trading Range Analysis

Morgan Stanley reviewed the range of closing prices of Equant ordinary shares on Euronext Paris for various time periods ending on January 21, 2005 (the last full trading day prior to the announcement of the France Telecom proposal). Morgan Stanley observed the following:

Period Ending January 21, 2005	Volume Weighted Average Share Price(1)
Last Month	€3.64
Last Three Months	€3.70
Last Six Months	€3.53
Last Twelve Months	€5.01

(1)	Average share price weighted by trading volume on Euronext Paris.

Morgan Stanley calculated that the implied price per share of €4.30 proposed by France Telecom pursuant to the combination agreement represented:

•	an 18.0% premium to the one-month volume weighted trading average of Equant ordinary shares prior to the announcement of the France Telecom proposal on January 24, 2005;

•	a 16.3% premium to the three-month volume weighted trading average of Equant ordinary shares prior to the announcement of the France Telecom proposal on January 24, 2005;

•	a 21.7% premium to the six-month volume weighted trading average of Equant ordinary shares prior to the announcement of the France Telecom proposal on January 24, 2005; and

•	a 14.2% discount to the twelve-month volume weighted trading average of Equant ordinary shares prior to the announcement of the France Telecom proposal on January 24, 2005.

Comparable Company Analysis

A comparable company analysis compares the trading multiples of a company with the trading multiples of companies deemed to be comparable with such company for valuation purposes. Morgan Stanley compared certain financial information, ratios and public market multiples for Equant with corresponding publicly available information for the following companies that shared similar business characteristics to Equant:

•	Colt Telecom Group plc;

•	Fibernet Telecom Group Inc.; and

•	Thus Group plc.

For purposes of this analysis, Morgan Stanley analyzed the following statistics of each of the selected comparable companies for comparison purposes:

•	the ratio of aggregate value, defined as market capitalization plus total debt plus pension liabilities less cash and cash equivalents less estimated value of deferred tax assets, to estimated calendar year 2005 EBITDA (based on publicly available estimates);

•	the ratio of aggregate value, defined as market capitalization plus total debt plus pension liabilities less cash and cash equivalents less estimated value of deferred tax assets, to estimated calendar year 2006 EBITDA (based on publicly available estimates); and

•	the ratio of aggregate value, defined as market capitalization plus total debt plus pension liabilities less cash and cash equivalents less estimated value of deferred tax assets, to estimated calendar year 2007 EBITDA (based on publicly available estimates).

The multiples have been calculated based on a closing share price as at February 8, 2005, the last full trading day before the date of the opinion.

Trading Multiples	Comparable Company Multiple Statistics
	Low		Median		Average		High
Aggregate Value to Estimated 2005 EBITDA	4.1	x	4.6	x	4.7	x	5.4	x
Aggregate Value to Estimated 2006 EBITDA	3.4	x	3.6	x	3.9	x	4.6	x
Aggregate Value to Estimated 2007 EBITDA(1)	3.8	x	3.8	x	3.8	x	3.8	x

(1)	Includes only Colt as insufficient data was available for Fibernet and Thus.

No company utilized in the comparable company analysis is identical to Equant. In evaluating the selected comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Equant, such as the impact of competition on the businesses of Equant and the industry in general, industry growth and the absence of any adverse material change in the financial condition and prospects of Equant or the industry or in the financial markets in general. Mathematical analysis, such as determining the average or median, is not in itself a meaningful method of using comparable company data.

Based on the analysis of the relevant metrics for each of the selected comparable companies, Morgan Stanley selected a representative range of financial multiples of the selected comparable companies and applied this range of multiples to the Equant financial projections, as provided by Equant management, for EBITDA for the fiscal years 2005, 2006 and 2007.

Morgan Stanley estimated the implied value per Equant ordinary share based on the comparable companies analysis as of February 8, 2005 at €1.50 to €2.70.

Analysis of Precedent Transactions

Precedent transaction analysis compares the price paid in precedent transactions to the market price of the target company prior to the launch of an offer. Morgan Stanley reviewed four transactions announced in 2004 or 2005, which are comparable to the proposed combination. These selected precedent transactions represent recent acquisitions of companies active in enterprise telecommunication services:

•	the acquisition of Infonet Services Corporation by BT Group plc (announced in 2004);

•	the acquisition of a controlling stake in Radianz Limited by BT Group plc (announced in 2004);

•	the acquisition of Song Networks Holdings AB by TDC A/S (announced in 2004); and

•	the acquisition of AT&T Corporation by SBC Communications Inc. (announced in 2005).

Morgan Stanley analyzed for each target in such precedent transaction the ratio of aggregate value, defined as market capitalization plus total debt less cash and cash equivalents less estimated value of deferred tax assets, to estimated EBITDA for each of 2006 and 2007 (based on publicly available information or on information provided by Equant management) and calculated the implied value per Equant share based on the resulting range of multiples. In addition, Morgan Stanley adjusted, when available, the resulting multiples to negate the benefit of the announced synergies of these selected precedent transactions given that Equant management believes that France Telecom and Equant have already extracted the available synergies since their June 2001 transaction and no material synergies are expected from the proposed combination by Equant management.

The following table summarizes Morgan Stanley’s analysis:

Precedent Transaction Financial Statistics	Low		High
Aggregate Value to Estimated 2006 EBITDA	2.8	x	6.1	x
Aggregate Value to Estimated 2007 EBITDA	2.4	x	5.9	x

Morgan Stanley estimated the implied value per Equant share, based on the selected precedent transactions analysis and Equant management’s five-year plan for estimated 2006 and 2007 EBITDA of Equant, at €1.80 to €3.80.

No company or transaction utilized in the precedent transaction analyses is identical to Equant or the combination. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Equant and France Telecom, such as the impact of competition on the business of Equant, France Telecom or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Equant, France Telecom or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value of the transactions to which they are being compared.

Discounted Cash Flow Analysis

A discounted cash flow analysis values a business based on calculating the present value of a stream of projected cash flows of such business over a forecast period and the present value of a stream of cash flows in perpetuity thereafter. Since this methodology assumes entitlement to all of the cash flows of the business, it is generally considered an appropriate method for determining the value of the business as a whole to the totality of its owners.

In performing its discounted cash flow analysis, Morgan Stanley relied on Equant management’s five-year plan. Extrapolation from these projections was performed until 2039 to estimate the impact of the potential use of Equant’s tax assets using the perpetual growth rate described below.

Morgan Stanley discounted forecasted unlevered free cash flows from 2005 through 2039 applying discount rates of 12% to 14%, reflecting the weighted average cost of capital of Equant as estimated by Morgan Stanley. This weighted average cost of capital was estimated based on a median unlevered beta of the selected comparable companies of 1.7 on the one hand and a unlevered beta of Equant of 3.2 on the other hand, a market risk premium of 4.0%, a risk free rate of 3.53% and a debt free capital structure. A perpetual growth rate of 1.0% to 2.0% was applied to the final year of unlevered free cash flow.

Morgan Stanley estimated the implied value per Equant ordinary share based on the discounted cash flow analysis at €2.20 to €2.80.

Deferred Equity Valuation

A deferred equity valuation compares the implied equity return at a future date, assuming successful implementation of a proposed restructuring plan, with the consideration to be received in a proposed transaction. Morgan Stanley analyzed the implied return on Equant ordinary shares if Equant’s strategy to restore the profitability of the connectivity business and develop the services business was successful, and compared that implied return to the price to be received by Equant in the combination on a per share basis.

Morgan Stanley performed a sum of the parts valuation of Equant at the end of 2008 based on the following assumptions:

•	Valuation of services business: Morgan Stanley used aggregate value to EBITDA multiples of 8.0x to 11.0x and 7.0x to 10.0x for 2009 and 2010, respectively, in line with current 2005 and 2006 information technology and services companies trading multiples.

•	Valuation of connectivity business: Morgan Stanley used aggregate value to EBITDA multiples of 4.25x to 5.75x and 3.75x to 5.25x for 2009 and 2010, respectively.

Based on this analysis, the equity return implied by the price to be received by Equant on a per share basis of €4.30 ranged from -0.7% to 8.1%. Morgan Stanley compared the implied equity return to an estimate of Equant’s cost of equity of approximately 16% based on an unlevered beta of 3.2.

Securities Research Analysts’ Price Targets

Morgan Stanley reviewed and analyzed future public market trading price targets for Equant ordinary shares prepared and published by equity research analysts prior to the announcement by Equant on January 24, 2005, of the proposed combination, Equant’s expectation of a difficult year in 2005, and Equant’s expectation of a substantial write-down of assets in connection with Equant management’s five-year plan. These targets reflect each analyst’s estimate of the future public market trading price of Equant ordinary shares. The range of equity analyst price targets for Equant was €3.00 to €4.20 per share, with a mean of €3.60 and a median of €3.50.

Morgan Stanley noted that research reports published after the aforementioned announcement on January 24, 2005 indicate price targets and/or fair value ranging from €0.40 to €4.20 per share with a mean of €3.40 and a median of €4.10.

The public market trading price targets published by securities research analysts are not necessarily indicative of future market trading prices for Equant ordinary shares and these estimates are subject to uncertainties, including the future financial performance of Equant and future financial market conditions.

Miscellaneous

In connection with the review of the combination by the Equant Management Board, Morgan Stanley performed a variety of financial and comparative analyses for the purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Equant. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters. Many of these assumptions are based on factors beyond the control of Equant. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness, as of February 9, 2005 from a financial point of view, of the consideration to be paid by France Telecom to Equant, pursuant to the combination, for all or substantially all of the assets and liabilities of Equant, which Morgan Stanley assumed, based on the information given to it by Equant, are held through Equant Finance B.V. These analyses do not purport to be appraisals or to reflect the prices at which ordinary shares of Equant might actually trade. The consideration was determined through arm’s-length negotiations between the Special Committee and France Telecom and was approved by the Equant Management Board. Morgan Stanley did not provide any advice to the Special Committee, Equant or the Equant Management or Supervisory Board during these negotiations. Morgan Stanley did not recommend any specific consideration to the Equant Management Board or that any given consideration constituted the appropriate consideration for the combination.

Morgan Stanley’s opinion and its presentation to the Equant Management Board was one of many factors taken into consideration by the Equant Management Board in reaching its recommendation with regard to the combination. Consequently, the analyses as described above should not be viewed in any way as determinative of the opinion of the Equant Management Board with respect to the consideration or of whether the Equant Management Board would have approved a different consideration.

Equant, at the instruction of the Equant Management Board, retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate, estate and other purposes. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own accounts or for the accounts of its customers, in debt or equity securities or senior loans of Equant or France Telecom and, accordingly, may at any time hold long or short positions in such securities. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for Equant, France Telecom and the government of France and have received fees from each of them, respectively, for the rendering of these services. Morgan Stanley may also seek to provide such services to France Telecom and the government of France in the future and will receive fees for the rendering of these services.

Pursuant to a letter agreement dated February 9, 2005, Equant engaged Morgan Stanley at the instruction of the Equant Management Board to provide financial advice and a financial opinion to the Equant Management Board in connection with the combination and Equant agreed to pay Morgan Stanley a fee of €1.3 million, which is contingent on the publication of its financial opinion in this Shareholders’ Circular. Equant has also agreed to reimburse Morgan Stanley for certain expenses incurred in connection with its engagement. In addition, Equant has agreed to indemnify Morgan Stanley and certain related persons against certain liabilities and expenses, including certain liabilities under the U.S. federal securities laws, related to or arising out of Morgan Stanley’s engagement.

A copy of Morgan Stanley’s opinion will be made available for inspection and copying at Equant’s principal executive offices during its regular business hours by any interested Equant shareholder or its representative who has been so designated in writing.

Position of France Telecom Regarding Fairness of the Combination

Under applicable Dutch law, France Telecom, as a shareholder, must act in a “reasonable and fair” manner in connection with the combination, although it is not required to act in the interests of Equant and its shareholders, as is the case for the Management Board and the Supervisory Board. In determining what the standard of “reasonableness and fairness” requires in a given context, generally accepted principles of law and current judicial views in The Netherlands, as well as the individual and general interests involved must be taken into account. This “reasonableness and fairness” standard under Dutch law may be different from applicable analogous standards in other jurisdictions, including France and the various states of the United States.

France Telecom believes that the combination, including the consideration to be received by the unaffiliated shareholders of Equant pursuant to the combination, is reasonable and fair to Equant and all of its shareholders (in their capacity as such). France Telecom bases its belief as to the reasonableness and fairness of the combination on its observations of the following factors:

•	the terms of the combination agreement were negotiated at arm’s-length among France Telecom and the Special Committee and their respective advisors, which resulted in, among other things, an increase in France Telecom’s initial implied per share offer price from €4.20 to €4.30 and other improvements in the terms originally proposed by France Telecom;

•

the implied consideration to Equant shareholders of €4.30 per share represents premia of (a) 19.4% over the closing price of Equant ordinary shares reported on Euronext Paris on January 21, 2005, the last full trading day before France Telecom’s initial offer to Equant was announced, (b)

18.1% over the weighted average closing price of Equant ordinary shares reported on Euronext Paris during the one-month period before France Telecom’s initial proposal to Equant was announced and (c) 16.2% over the weighted average closing price of Equant ordinary shares reported on Euronext Paris during the three-month period before France Telecom’s initial proposal to Equant was announced;

•	the members of the Special Committee unanimously determined that the terms of the combination were in the interest of all of Equant shareholders (in their capacity as such), and were fair, from a financial point of view, to Equant and all of its shareholders (in their capacity as such);

•	France Telecom had no involvement in the Special Committee’s evaluation of the fairness of the combination;

•	the members of the Special Committee were required by Equant’s articles of association to unanimously approve the combination as a related party transaction, “see — Arrangements with France Telecom;”

•	the members of the Special Committee unanimously approved the combination and unanimously recommended that (a) the Supervisory Board approve the combination agreement and the combination, and (b) Equant shareholders vote in favor of the transactions contemplated by the combination agreement;

•	the Equant Supervisory Board unanimously (with the exception of Mr. Dangeard, who did not attend, and Ms. Dalibard, Ms. Pallez and Mr. Combes, who, as officers of France Telecom, either abstained from making a recommendation and voting in respect of the combination or, in the case of Mr. Combes, recused himself entirely from deliberations by not attending) determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such);

•	the Equant Management Board unanimously determined that the combination agreement and the combination were reasonable and fair to Equant and all of its shareholders (in their capacity as such), and approved and authorized Equant to enter into the combination agreement and the combination;

•	the opinion of Ricol, Lasteyrie & Associés to the France Telecom board of directors to the effect that, based upon and subject to certain matters set forth in the opinion, the combination is fair, from a financial point of view, to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie expressed no view);

•	due to worsening market trends discussed in more detail in “— Purpose and Reasons for the Combination; Structure of the Combination; Consideration of Alternatives” and “Plans for Equant after the Combination — Changes in Strategy and Business,” Equant management has forecasted a difficult 2005 financial year and, on a stand-alone basis, anticipates further deterioration in Equant’s financial condition in the years to come, and (a) as a result of this expected deterioration, and (b) given Equant’s funding needs, France Telecom believes that the opportunity for Equant’s unaffiliated shareholders to receive an implied consideration of €4.30 per share is beneficial to them and that if the combination is not consummated, the trading price for Equant shares is likely to be lower than that amount in the foreseeable future;

•	the combination will provide Equant’s unaffiliated shareholders with an opportunity to liquidate their investment in Equant for cash, eliminating any uncertainties in valuing the consideration to be received by the unaffiliated shareholders that would have been present had securities been offered as consideration;

•	the Special Committee received opinions from each of Rothschild and HSBC that, based upon and subject to the various considerations set forth in the opinion, including the various assumptions and limitations set forth therein, the consideration to be received by the holders of Equant shares in the combination was fair, from a financial point of view and as of the date of the opinion, to Equant and its shareholders (other than France Telecom and its affiliates, as to which Rothschild and HSBC expressed no view);

•	the Equant Management Board received an opinion from Morgan Stanley stating that, based upon and subject to the various considerations set forth in the opinion, including the various assumptions and limitations set forth therein, the consideration to be paid by France Telecom to Equant in accordance with the combination agreement was fair, from a financial point of view, to Equant;

•	France Telecom is not aware of any firm offer made by any unaffiliated person during the past two years for a merger or consolidation of Equant, a purchase or other transfer of all or substantially all of Equant’s assets, or a purchase of Equant shares that would enable the holder to exercise control over Equant; moreover, the Special Committee confirmed to France Telecom that its financial advisors contacted a number of third parties at the Special Committee’s request to inquire whether any of such parties would be interested in acquiring a stake in Equant (noting France Telecom’s confirmation that it was not interested in disposing of its majority stake in Equant), and none of such parties indicated an interest in doing so; and

•	in recommending the combination to Equant’s shareholders, the Equant Supervisory Board and Management Board must, as a matter of Dutch corporate law, act in accordance with “principles of reasonableness and fairness” and must act in the interest of Equant and its stakeholders (including its shareholders).

France Telecom considered whether the purchase price is reasonable and fair with reference to current and historical market prices. However, in light of the evolution of the business and market environment in which Equant operates, France Telecom limited its consideration of historical market prices to the six-month period before the announcement of the France Telecom proposal and considered historical market prices prior to this period not to be material or relevant to its determination of whether the purchase price is reasonable and fair.

France Telecom did not consider the net book value of Equant’s business as reflected in Equant’s financial statements to be material or relevant to its determination whether the purchase price is reasonable and fair. Specifically, France Telecom believes that such net book value is an accounting concept based on specific accounting methodologies that is historical in nature and therefore not forward-looking. Also, if France Telecom’s offer had not been accepted, Equant expected to take a substantial write-down of its fixed assets, which in turn would have had a substantial adverse effect on the net book value per share of Equant’s stock. (Notwithstanding the irrelevance of net book value in France Telecom’s fairness determination for the reasons set forth above, France Telecom nevertheless notes that the implied per share consideration of €4.30 exceeds the net book value per share of Equant’s stock as reflected in Equant’s financial statements).

Likewise, France Telecom did not consider liquidation value in determining the reasonableness and fairness of the combination to Equant’s unaffiliated shareholders because although Equant will be liquidated and dissolved following the distribution of the purchase price to Equant’s shareholders pursuant to the combination, France Telecom expects to continue to operate Equant’s business as a going concern.

In addition to the factors described above, France Telecom believes that the combination is reasonable and fair to Equant and all of its shareholders (in their capacity as such), notwithstanding the fact that (a) although the Special Committee negotiated the terms and conditions of the combination agreement on an arm’s-length basis and had, pursuant to the articles of association of Equant, a special duty to determine that the combination is in the interest of all shareholders and fair, from a financial point of view, to Equant and all shareholders, there was no independent unaffiliated representative to act solely as the agent for shareholders who are not affiliates of France Telecom for purposes of negotiating the terms and conditions of the combination agreement, and (b) the approval of a majority of shareholders who are not affiliates of France Telecom is not required for the combination to be consummated. France Telecom also considered the negative factors described in the section entitled “—Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered — Reasons for the Special Committee’s Approval and Recommendation” and viewed them as insufficient to outweigh the positive factors.

The foregoing discussion of the information and factors considered and given weight by France Telecom is not intended to be exhaustive but is believed by France Telecom to include all material factors considered by France Telecom in connection with the reasonableness and fairness of the combination to Equant and the shareholders of Equant that are not affiliates of France Telecom. France Telecom did not find it practicable to assign, nor did it assign, relative weights to the individual factors considered in reaching its conclusion as to reasonableness and fairness.

Opinion of Ricol Lasteyrie

In connection with its proposal to acquire substantially all of the assets and liabilities of Equant, France Telecom retained Ricol Lasteyrie, a French independent financial appraisal firm, to pass upon the fairness, from a financial point of view, of the proposed transaction to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie was not asked to express a view).

On February 9, 2005, Ricol Lasteyrie made a presentation and delivered a written opinion to the France Telecom board of directors to the effect that, as of such date and based upon and subject to certain matters stated therein, the combination was fair, from a financial point of view, to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie expressed no view).

The full text of the written opinion of Ricol Lasteyrie, dated February 9, 2005, which sets forth the assumptions made, matters considered and limits on the review undertaken, is available as Exhibit F to this Shareholders’ Circular. Ricol Lasteyrie’s written opinion was provided solely for the benefit of the France Telecom board of directors in relation to and for the purpose of taking a position with respect to the fairness of the proposed transaction to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie expressed no view). Ricol Lasteyrie’s opinion was not on behalf of, and does not confer rights or remedies upon, any shareholder, creditor or any other person, including any shareholder or creditor of Equant, other than the France Telecom board of directors, and is not to be used or relied upon for any other purpose. Ricol Lasteyrie’s opinion does not constitute a recommendation to any shareholder of Equant as to whether such shareholder should vote in favor of the proposed transaction or take any other action. No limitations were imposed by France Telecom upon Ricol Lasteyrie with respect to investigations made or procedures followed in rendering its opinion. The summary of the opinion of Ricol Lasteyrie set forth herein is qualified in its entirety by reference to the full text of such opinion available on Equant’s website as Exhibit F to this Shareholders’ Circular.

In arriving at its opinion, Ricol Lasteyrie, among other things:

•	examined certain documents concerning the industry in which Equant operates, Equant’s competitors and available business forecasts;

•	reviewed the documents concerning Equant’s business activity and financial performance that were provided to Ricol Lasteyrie by Equant, including Equant’s annual reports and audited financial statements for the fiscal years ended December 31, 2002 and 2003, and a draft of Equant’s financial statements for the fiscal year ended December 31, 2004, which had not been approved by Equant’s Management or Supervisory Board or certified by its auditors as of the date of Ricol Lasteyrie’s evaluation;

•	reviewed certain forward-looking internal analyses concerning Equant’s business activity and projections that were prepared by Equant’s management and contained in Equant management’s five-year plan;

•	compared Equant’s financial and operating performance to that of companies Ricol Lasteyrie deemed relevant;

•	assessed the valuation of publicly traded companies comparable to Equant in terms of financial and operating information and ratios and the financial terms of certain comparable recent transactions in the industry in which Equant operates;

•	reviewed the current and historical market prices of Equant ordinary shares; and

•	performed such additional analyses as Ricol Lasteyrie deemed necessary to assess Equant’s management strategy and financial performance.

Ricol Lasteyrie also held discussions with certain Equant operational, sales, and financial managers and officers with respect to certain aspects of the proposed transaction, Equant’s past and projected performance, and certain other matters Ricol Lasteyrie deemed necessary or appropriate to its inquiry as the time allowed and availability permitted. In addition, Ricol Lasteyrie attended business meetings with the various parties involved.

In preparing its opinion, Ricol Lasteyrie relied upon information that was publicly available or furnished to it by Equant management. Although Ricol Lasteyrie verified the plausibility and coherence of the historical and forward-looking data utilized by it, it did not, consistent with independent financial appraisal practice, attempt to confirm the accuracy or completeness thereof. Accordingly, Ricol Lasteyrie assumes no responsibility or liability for such historical and forward-looking data.

Ricol Lasteyrie based its work on financial analyses and forecasts provided to it, which management indicated were based on its best assumptions and estimates and reflected management’s beliefs and judgments as to Equant’s future results of operations and financial performance.

In addition, Ricol Lasteyrie was advised by France Telecom that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without causing any significant pecuniary loss or loss of profit in connection with the transaction.

The business projections concerning Equant furnished to Ricol Lasteyrie in connection with its evaluation were prepared by Equant management. These projections were based on various assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic, competitive and market conditions and prevailing interest, tax and exchange rates. Accordingly, future results could vary significantly from those set forth in such projections.

Ricol Lasteyrie’s opinion was based on economic, market and operating conditions as in effect on the date of Ricol Lasteyrie’s evaluation, and the information made available to Ricol Lasteyrie in the course of its evaluation.

Subsequent developments may affect the written opinion dated February 9, 2005, and, in accordance with the terms of its engagement, Ricol Lasteyrie has no obligation to update, revise or reaffirm such opinion. Ricol Lasteyrie’s opinion was limited to the fairness to Equant shareholders (other than France Telecom and its affiliates, as to which Ricol Lasteyrie expressed no view), from a financial point of view, of the amount to be paid by France Telecom in the combination. This opinion did not take into account the specific tax situation of each Equant shareholder, and Ricol Lasteyrie expressed no opinion as to the advisability for any Equant shareholder of accepting such a transaction.

In accordance with independent financial appraisal practice, Ricol Lasteyrie employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses used by Ricol Lasteyrie to arrive at its opinion. Some information is presented in tabular format. The tables alone do not constitute a complete description of the financial analyses and must accordingly be read together with the text accompanying them.

Discounted Cash Flow Analysis

Ricol Lasteyrie used the discounted cash flow method to determine the fully diluted value of Equant’s equity per share. Ricol Lasteyrie calculated the operating cash flows, before debt, and after taxes, the change in the working capital requirement, capital expenditures and restructuring.

The projected cash flows from January 1, 2005 to December 31, 2010 used by Ricol Lasteyrie for this valuation are based on Equant management’s five-year plan. Ricol Lasteyrie reviewed the coherence of these projections against its discussions with Equant senior management and the heads of its operational departments (Sales & Marketing, Customer Service & Operations, and Services & Networks), key account departments (Netherlands accounts, France Telecom and SITA) and support departments (Human Resources, Cash & Taxes and Business Development). These discussions were held from January 26 to 28, 2005, and were substantiated through a review of various associated documents presented by Equant in a data room.

Equant management’s five-year plan was presented to Ricol Lasteyrie by Equant senior management. This plan contemplates a strategic turnaround in response to changes in technology (in particular the arrival of digital subscriber line, DSL, competition) that restrict opportunities in Equant’s existing markets. Equant has identified three major strategic objectives, each calling for a substantial restructuring: (i) redeployment of network activities to less capital-intensive structures with a view to becoming an “asset-light company;” (ii) the development of its services business, in particular those relating to network infrastructure; and (iii) the development of its outsourcing business.

For its model, Ricol Lasteyrie used Equant’s working capital requirement for 2004, which, after discussions with Equant’s management, Ricol estimated at 29 days throughout the plan, expressed in days of revenues.

To determine Equant’s terminal value, Ricol Lasteyrie used a “normalized” level of operating cash flow at the end of Equant management’s five-year plan, which it calculated on the following basis:

•	a normalized revenues figure reflecting a 2.5% perpetual growth rate after 2010;

•	a normalized EBITDA margin of 15.8% corresponding to Equant management’s projection for 2010;

•	a level of capital expenditures reflecting an annual growth rate (2.5%) equal to the perpetual revenue growth rate (with depreciation being deemed equivalent to capital expenditures);

•	a normalized taxation rate of 25% on operating income, which anticipates the impact of tax optimization measures; and

•	a working capital requirement throughout the plan of 29 days, equal to that of 2004.

Ricol Lasteyrie discounted cash flows at 10.5% to 11.5%, based on its calculation of Equant’s weighted average cost of capital. The equity value was determined by adjusting the present value of the future cash flows and the terminal value to account for net cash and minority interests. Equity per share was then calculated on a fully-diluted basis.

Ricol Lasteyrie simulated the impact of carrying forward Equant’s losses, the central value of which is approximately €0.50 per Equant ordinary share.

The discounted cash flow method yields a central value of €3.20 to €3.50 per ordinary share, to be compared to the price proposed by France Telecom. Ricol Lasteyrie also examined the sensitivity of this value to adjustments to various factors including perpetual growth rate, weighted average cost of capital and business assumptions in Equant management’s five-year plan.

Historical Market Price of Equant’s Shares

Ricol Lasteyrie examined the range of closing market prices of Equant ordinary shares on Euronext Paris over various periods ending January 21, 2005 (the last full trading day prior to the announcement of the proposed transaction), calculated on the basis of both the closing price and volume weighted average price per ordinary share for each applicable period.

The closing price of Equant ordinary shares on Euronext Paris on January 21, 2005 was €3.60 per share. At the time Ricol Lasteyrie delivered its written opinion, at the close of the market on February 8, 2005, the market price per Equant ordinary share was €4.14.

Period prior to January 21, 2005	Closing price
	Min	Mean	Max	Weighted avg.
1 month	€3.36	€3.81	€3.93	€3.64
3 months	€3.24	€3.83	€4.08	€3.70
6 months	€2.91	€3.51	€4.47	€3.54
1 year	€2.91	€4.26	€8.95	€5.00
2 years	€2.91	€5.66	€8.95	€5.50

Ricol Lasteyrie, based upon its judgment as an experienced financial advisor, focused on the volume weighted average price per ordinary share of Equant over the last six months and derived a per share value range, based on the analysis above, of €3.50 to €3.70.

Comparable Publicly Traded Companies Analysis

Using publicly available information, Ricol Lasteyrie compared selected financial and operating information and ratios for Equant with corresponding financial and operating information and ratios for the following five most comparable providers of long-distance telecommunications services to enterprises:

•	Cable & Wireless plc;

•	COLT Telecom Group plc;

•	MCI, Inc.;

•	Sprint Corp.; and

•	AT&T Corp. (prior to the announcement of a possible takeover by SBC Communications Inc. on January 31, 2005).

None of the selected comparable companies is identical to Equant in terms of its business activity or operating and financial performance. Accordingly, the analysis of the selected comparable companies conducted by Ricol Lasteyrie should not be construed as a purely mathematical process, because such a process requires taking into account considerations and interpretations regarding the differences between the operating and financial characteristics of the selected comparable companies, as well as other factors that could affect the market value of the selected comparable companies, or of other companies to which these companies are sometimes compared.

As part of its analysis of the selected comparable companies, Ricol Lasteyrie calculated the enterprise value – which is defined as market capitalization (as of January 28, 2005, based on the average closing share price over the preceding month), plus indebtedness minus cash and marketable securities, plus minority interests reported on the balance sheet – of each of the selected comparable companies, as a multiple of their respective EBITDA, the closest equivalent to the French accounting concept of excédent brut d’exploitation, adjusted to account for profit sharing.

The EBITDA projections used by Ricol Lasteyrie correspond to estimates and forecasts provided by the Institutional Brokers Estimate System (IBES).

Given the negative EBIT (earnings before interest and taxes) and net profit margins of Equant and the majority of its competitors, Ricol Lasteyrie did not use multiples based on these figures. In addition, Ricol Lasteyrie did not use cash flow multiples because Equant has failed to generate positive cash flow in prior years and is not expected to generate positive cash flow during the first three years of Equant management’s five-year plan.

Ricol Lasteyrie also did not use annual revenue multiples, such as enterprise value to sales, because Equant’s historical and projected margins are significantly lower than those of the selected comparable companies. Equant’s firm value cannot be accurately determined on the basis of turnover because Equant achieved this turnover level at the expense of its profitability, which is being detrimentally impacted by a high fixed cost base driven by the breadth of its network and its establishment of a substantial presence in 165 countries.

Ricol Lasteyrie’s analysis yielded the following multiples for the selected comparable companies.

	Min		Max		Average		Mean
Enterprise value/2004 EBITDA (estimated)	2.9	x	7.0	x	4.5	x	3.4	x
Enterprise value/2005 EBITDA (estimated)	3.1	x	6.3	x	4.4	x	3.9	x
Enterprise value/2006 EBITDA (estimated)	2.9	x	5.4	x	4.4	x	5.0	x

Ricol Lasteyrie’s application of the results of its analysis of the selected comparable companies to Equant management’s five-year plan produced an estimated implied per share value that is less than the implied per share offer price.

Ricol Lasteyrie’s per share value range based on selected comparable companies multiples was €1.20 to €3.50.

Comparative Transaction Multiples Analysis

Prior to its purchase by BT Group plc, which was publicly announced in early November 2004, Infonet Services Corporation, a U.S. company, was Equant’s most closely comparable publicly traded competitor. BT acquired Infonet for a publicly announced purchase price of £520 million. Although it was publicly traded at the time the transaction was announced, Infonet was then undergoing a restructuring and its coverage by equity analysts was limited.

On the basis of the public disclosure of Bank of America and UBS of their opinions analyses related to the acquisition of Infonet by BT Group plc, Ricol Lasteyrie arrived at the following transactions multiples:

	Opinion of Bank of America		UBS Fairness Opinion		Average
Enterprise value/Calendar Year 2004 EBITDA (estimated)	17.1	x	17.7	x	17.4	x
Enterprise value/Calendar Year 2005 EBITDA (estimated)	7.8	x	8.2	x	8.0	x
Enterprise value/Calendar Year 2006 EBITDA (estimated)	not disclosed		5.2	x	5.2	x

As was the case with selected comparable companies multiples, multiples involving revenues could not be used for Equant, whose low profitability level (EBITDA margin of 4.5% in fiscal year 2004) is substantially lower than that of Infonet (projected EBITDA margin for the fiscal year ending March 2005 of approximately 10%).

Ricol Lasteyrie adjusted the calendar year 2004 estimated EBITDA multiple in order to make it comparable to that of the proposed transaction. Application of the March 2005 and March 2006 estimated EBITDA multiples (which correspond to fiscal years 2004 and 2005 for Equant) yielded an implied per share value that is less than France Telecom’s implied per share offer price.

Ricol Lasteyrie also examined the following relevant recent transactions:

•	The acquisition by BT Group plc of Radianz and the acquisition by Softbank Corp. of Cable & Wireless IDC Inc., which both occurred at the end 2004; and

•	SBC Communications Inc.’s offer for AT&T Corp., announced on January 31, 2005.

Ricol Lasteyrie’s per share value range based on comparable transaction multiples was €1.50 to €3.30.

Comparative Minority Buy-out Premium Analysis

To assess the premium offered by France Telecom in relation to the closing price of Equant ordinary shares on the last full trading day prior to the announcement of the proposed transaction, Ricol Lasteyrie examined the premium offered in connection with similar transactions.

The table below sets forth information on all minority buy-outs completed in the United States and Europe between January 1, 2002 and February 9, 2005, based on available data provided by Thomson One Banker. Ricol Lasteyrie’s analysis was based on a sample of 78 acquisitions in the United States and Europe announced since January 1, 2002, including 18 U.S. companies and 60 European companies.

Premium over last share price	Minority interests in US companies	Minority interests in European companies	Average premium paid
Average 2002-2005	22.9%	16.6%	18.1%
Average 2003-2005	29.6%	13.5%	16.9%
Average 2004-2005	24.7%	9.4%	12.2%

Source: Thomson One Banker

Ricol Lasteyrie noted that France Telecom’s implied €4.30 per share offer price for Equant reflects a premium of 19.4% over the closing price of Equant ordinary shares on the last full trading day prior to the announcement of the proposed transaction (€3.60 on January 21, 2005), and that this premium is in line with what is observed in the market.

Ricol Lasteyrie’s opinion will be made available for inspection and copying at France Telecom’s principal executive offices during its regular business hours by any interested Equant shareholder or representative of such shareholder who has been so designated in writing.

Relationship, Fees and Expenses

Ricol Lasteyrie has provided certain independent financial appraisal services to France Telecom from time to time in the past, and may continue to do so and has received, and may receive, fees for such services. Ricol Lasteyrie was selected by France Telecom to deliver an opinion to France Telecom’s board of directors as to the fairness, from a financial point of view, to Equant’s shareholders (other than France Telecom and its affiliates) of the combination on the basis of its experience and reputation as an independent financial appraisal firm and its familiarity with France Telecom.

For its services, Ricol Lasteyrie will receive a fee of €140,000, excluding VAT, which became payable upon delivery of its opinion to France Telecom’s board of directors. In addition, France Telecom has agreed to reimburse Ricol Lasteyrie for reasonable out-of-pocket expenses incurred in performing its services capped at €10,000 and will indemnify Ricol Lasteyrie against any loss, claim, damage or liability to which Ricol Lasteyrie may become subject in connection with its services resulting from a claim by a third party, including liabilities arising under United States securities laws.

Purpose and Reasons for the Combination; Structure of the Combination

Equant

Equant is engaging in the combination to provide a sound financial base and additional resources to allow Equant to continue deploying its services and products to enterprise customers who are demanding increased integration and enhanced customer relationship and support.

The combination will also enable Equant’s unaffiliated shareholders to receive €4.30 per share, representing a substantial premium to the market price of Equant ordinary shares in the six months prior to France Telecom’s initial offer. Equant believes that obtaining €4.30 per share for Equant shareholders in the combination is preferable to attempting to achieve a future price in excess of that amount as an independent publicly traded company. In addition, Equant believes that it is unlikely that a third party would be willing to consummate a superior offer for Equant given that France Telecom has stated that it has no interest in disposing of its controlling stake.

As an alternative to the combination Equant considered remaining independent with France Telecom as its controlling shareholder and whether third parties might be interested in acquiring an interest in Equant (noting France Telecom’s confirmation that it was not interested in disposing of its majority stake in Equant). Because of (a) the lack of interest from the third parties contacted by Rothschild and HSBC on behalf of the Special Committee and the advice it had received from Rothschild and HSBC that financial buyers would not be interested in acquiring a stake in Equant and (b) the very significant financial challenges that Equant would face if it remained independent with France Telecom as its controlling shareholder, Equant determined that entering into the combination was Equant’s most viable alternative. For a further discussion of the alternatives considered by Equant, see “— Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered.”

Equant is undertaking the combination now primarily because it presents the most viable alternative for it at this time, the benefits of which may not be available to its unaffiliated shareholders in the future, and for the reasons set forth in the sections entitled “— Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered,” “— Reasons for the Supervisory Board’s Approval and Recommendation of the Combination; Position on Fairness,” and “— Reasons for the Management Board’s Approval and Recommendation of the Combination; Position on Fairness.”

France Telecom

Purpose, Reasons and Timing of the Combination

The purpose of France Telecom for engaging in the combination is to acquire substantially all of the assets and liabilities of Equant, terminate Equant’s status as a publicly traded company, and provide Equant’s unaffiliated shareholders the opportunity to dispose of their interest in Equant for cash at a value that France Telecom, Equant’s Supervisory Board and Equant’s Management Board have each determined to be reasonable and fair to Equant and all of its shareholders (in their capacity as such) and that the Special Committee determined was fair, from a financial point of view, to Equant and all of its shareholders (in their capacity as such).

France Telecom is undertaking the combination as a new step to implement in the enterprise services sector the integrated operator strategy France Telecom already applies in the personal and home services sectors. This strategy is based on (a) the growing needs of France Telecom’s clients for integrated and customized communications infrastructure, (b) perceived growth potential through the development of innovative products, and (c) a model of strong cooperation among the various activities of the France Telecom group in the key fields of strategy, new services development, client approach and cost centralization. Within this strategic framework, the decision of France Telecom to fully integrate Equant now was undertaken primarily (a) to accelerate the implementation of a unified enterprise market strategy consistent with France Telecom’s integrated operator model, (b) to leverage Equant’s international customer base, global distribution and networks, world-class execution capabilities and recognized leadership in IP VPN technology, and (c) to address the evolving needs of corporate customers through the deployment of integrated solutions and services, convergent offers and infrastructure, and single customer interface in the enterprise services sector.

In addition, France Telecom’s decision to undertake the combination at this time reflects France Telecom’s decision to provide a long-term answer to the structural challenges facing Equant on a stand-alone basis. Specifically, Equant has been confronted with increasingly significant financial difficulties as a result of worsening market trends that have historically negatively affected its operating income and cash position. These adverse market trends, which are discussed in more detail under “— Plans for Equant after the Combination — Changes in Strategy and Business,” were reflected in the significant deterioration in Equant’s financial performance forecast in Equant management’s five-year plan. Also, as Equant announced on January 24, 2005, Equant expected to take a substantial write-down of its fixed assets if it rejected France Telecom’s offer. Equant’s financial challenges were further underscored by the fact that the audit opinion that Equant would receive on its 2004 financial statements would potentially include a going concern reference and that this issue had been resolved only because France Telecom had committed to provide Equant with a $250 million revolving credit facility to enable Equant to meet its financing requirements into 2006. In this context, and noting that Equant’s management’s five-year plan contemplated further uncovered funding needs, France Telecom determined that the extension of the credit facility would only provide a short-term solution to Equant’s financial difficulties. It also would not allow France Telecom to realize the potential benefits of fully integrating Equant into the France Telecom group.

From an operational and financial point of view, France Telecom believes that the full integration of Equant would result in the following additional benefits to the France Telecom group:

•	providing a sound financial base and additional resources to allow Equant to continue deploying its services and products to enterprise customers that are demanding increased integration and enhanced customer relationship and support;

•	allowing for complete operational control of Equant’s business, improving the prospects for a successful turnaround in Equant’s financial results and cash position; and

•	enabling expected additional cost synergies, including decreased operating costs resulting from (a) the greater sharing of common resources, including network, IT support, sales and customer service, distribution and research and development, (b) simplification of billing and ordering processes between France and other countries, and (c) the avoidance of the costs and management time associated with Equant remaining publicly traded and listed on Euronext Paris and the New York Stock Exchange.

However, and notwithstanding these potential benefits, France Telecom believes that a transformation of Equant’s business is necessary in order to address the challenging and rapidly changing business environment in which Equant operates. Specifically, it is France Telecom’s current intention to adopt and implement, and where possible improve upon, Equant management’s five-year plan. For more details on France Telecom’s current intentions regarding Equant management’s five-year plan, see “— Plans for Equant after the Combination.”

In reaching its decision to approve the combination, France Telecom’s board of directors also considered, among others, the following factors:

•	the judgment, advice and analysis of France Telecom’s management with respect to the potential strategic, financial and operational benefits of the combination (each as described in more detail above), including France Telecom management’s favorable recommendation of the combination, based in part on the business, technical, financial, accounting and legal due diligence investigations performed;

•	the determination of France Telecom that the combination was reasonable and fair to Equant and its stakeholders, including its unaffiliated shareholders, and the factors considered for purposes of that determination, as described under “— Position of France Telecom Regarding Fairness of the Combination”;

•	the terms and conditions of the combination agreement and the belief that the structure of the combination (as described in more detail below) would allow for the timely, transparent and efficient acquisition of Equant;

•	the belief that selling its majority interest in Equant, which represents a key asset to France Telecom’s Enterprise division and a critical element in implementing its integrated operator model in the enterprise services sector, would be (a) inconsistent with France Telecom’s strategic and business objectives, (b) damaging to France Telecom’s business and competitive position in the enterprise market, (c) harmful to France Telecom’s relations with its enterprise customers, and (d) for the foregoing reasons, contrary to France Telecom’s and its shareholders’ interests; and

•	the projected benefits that the combination would provide as compared to the alternative of leaving the existing relationship between France Telecom and Equant in place, which the France Telecom Board determined was not a viable option given the significant financial difficulties and funding needs Equant faced on a stand-alone basis.

The France Telecom Board also considered a number of potentially negative factors in its deliberations considering the combination. These potentially negative factors included principally:

•	the risk that the combination might not be completed in a timely manner or at all;

•	the general difficulties associated with the full integration of Equant’s business, including but not limited to the potential challenges that may prevent France Telecom from fully and timely realizing the contemplated benefits described above; and

•	the determination by France Telecom management that the combination will not enable France Telecom to utilize the net operating loss carry forwards of Equant in any significant respect.

The above discussion of information and factors considered by the France Telecom Board is not intended to be exhaustive but is believed to include all material factors considered by the France Telecom Board. In view of the wide variety of factors it considered, the France Telecom Board did not find it practicable to quantify or otherwise assign relative weight to the specific factors considered. In addition, the France Telecom Board did not reach any specific conclusion on each factor considered, or any aspect of any particular factor, but conducted an overall analysis of these factors.

Individual members of the France Telecom Board may have given different weight to different factors. However, after taking into account all of the factors described above, the France Telecom Board unanimously approved the combination and authorized France Telecom to proceed with the combination.

Structure of the Combination; Consideration of Alternatives

In connection with France Telecom’s determination to fully integrate Equant, it was important for France Telecom to develop an offer structure that would give it a high degree of confidence that any potential transaction with Equant would be completed promptly. Prompt completion of a potential transaction was necessary in order to permit France Telecom to begin the integration of Equant and start realizing the related expected benefits as soon as practicable, and to protect Equant’s business from loss of clients, employees and value from prolonged uncertainty, delay or substantial transaction costs. For this purpose, and in order to provide an orderly and transparent transfer of complete ownership of Equant’s business with reduced risk that the contemplated combination would not be finalized, France Telecom decided to structure the combination as a “synthetic merger.” Specifically, France Telecom proposed an offer structure (which was ultimately reflected in the combination agreement, the terms of which are described in detail under “The Combination — The Combination Agreement”), pursuant to which France Telecom would acquire substantially all the assets and liabilities of Equant for cash followed by a (currently intended single) liquidating distribution of the cash to Equant’s shareholders. The proposed structure requires the approval of Equant’s Management Board, Supervisory Board (including unanimous approval by the independent directors of the Supervisory Board, constituted as the Special Committee for purposes of reviewing the proposed combination) and a simple majority of Equant’s shareholders at the extraordinary general meeting.

For the reasons set forth in “— Position of France Telecom Regarding Fairness of the Combination” as well as in the discussion of alternative structures below, France Telecom considers the combination, including its structure and implied offer price of €4.30 per share, to be reasonable and fair to Equant and all of its shareholders (in their capacity as such). France Telecom also believes that the structure of the combination provides the most efficient and value-enhancing solution for its own shareholders and is consistent with France Telecom’s use of cash policy for acquisitions and debt reduction objectives as reiterated to its shareholders in June 2004.

In deciding upon the structure of the combination, France Telecom also noted that similar synthetic merger structures have been employed in other recent acquisitions of Dutch companies, notably in the 2004 acquisition of the business of New Skies Satellites N.V. by affiliates of The Blackstone Group and the 2004 acquisition of the business of Metron Technology N.V. by Applied Materials, Inc. A direct merger between France Telecom S.A., a société anonyme organized under the laws of France, and Equant N.V., a company organized under the laws of The Netherlands, was not considered possible under applicable Dutch law. In addition, a merger of Equant N.V. into a subsidiary of France Telecom would, as a matter of applicable Dutch law, only have been possible with a Dutch subsidiary of France Telecom, using shares of that subsidiary as consideration. As a result, such a structure would have allowed neither transfer of full ownership of Equant’s business to France Telecom nor payment of cash consideration, and therefore such structure also did not meet France Telecom’s objectives.

France Telecom considered a tender offer as an alternative to a synthetic merger. However, after consultation with its financial and legal advisors, France Telecom determined that a tender offer structure was not in the interest of France Telecom or its shareholders or of Equant or its stakeholders, including its unaffiliated shareholders, and rejected such a structure. In particular, France Telecom determined that a tender offer would have involved uncertainty as to whether 100% ownership of the Equant business could be achieved because (a) a mandatory “squeeze-out” under applicable Dutch law requires ownership by the initiating party of a minimum of 95% of the outstanding issued share capital, and (b) a synthetic merger, which could be implemented following a tender offer as an alternative to a mandatory “squeeze-out” under Dutch law, would require, among other things, the agreement of Equant’s Management and Supervisory Boards, including the unanimous approval of the independent directors of the Equant Supervisory Board. Furthermore, France Telecom determined that a tender offer structure would have significantly delayed France Telecom’s acquisition of 100% of Equant’s business, compared to proceeding directly with a synthetic merger, because the tender offer would have to be followed by either the lengthy judicial process of a mandatory “squeeze-out” under applicable Dutch law or by a synthetic merger. Such uncertainty and delay would be inconsistent with France Telecom’s objectives to initiate the integration of Equant and start realizing the expected related benefits as soon as practicable, as well as to protect Equant’s business, which faced very significant challenges on a stand-alone basis, from loss of clients, employees and value. In addition,

France Telecom determined that, absent any available exemptions, a tender offer would be subject to the tender offer rules of France, The Netherlands and the United States and would result in incremental transaction costs and possible litigation risks, however unfounded any related claims might be. Moreover, France Telecom determined that the structure adopted for the combination was in the interests of Equant and its unaffiliated shareholders as well as other stakeholders because, through the Special Committee, Equant and, indirectly, its unaffiliated shareholders were afforded the opportunity to negotiate the financial and other terms of the combination, which the unaffiliated shareholders would not have been able to do in a tender offer. This negotiation ultimately resulted in, among other things, an increase in France Telecom’s initial implied per share offer price from €4.20 to €4.30 and other improvements in the terms originally proposed by France Telecom.

France Telecom also considered offering France Telecom stock as the whole or as part of the consideration for its acquisition of full ownership of Equant or its business. However, this alternative was ultimately deemed less attractive than a cash transaction. France Telecom did not believe that the complexity, cost and delay of developing an exchange value and of negotiating that exchange value with the Special Committee was justified. In addition, France Telecom determined that stock consideration would afford limited visibility to the unaffiliated shareholders on the final consideration to be offered and, given France Telecom’s substantially greater size and capitalization compared to Equant, would not have resulted in Equant’s unaffiliated shareholders’ retaining in any meaningful way the indirect benefits of ownership of Equant’s business. France Telecom also did not believe that the significant time, costs and expense of preparing, filing and having the SEC declare effective a registration statement for France Telecom securities and undergoing the regulatory process for a public offer of securities in The Netherlands was justified. Finally, and with respect to France Telecom’s own shareholders, France Telecom determined that stock consideration would be less desirable than cash consideration because a cash transaction would have a more favorable impact on France Telecom’s earnings per share and free cash flow yield per share.

Certain Effects of the Combination

Participation in Future of Equant’s Business

Following the combination, Equant’s unaffiliated shareholders will cease to have any ownership interests in Equant and will not have the opportunity to participate in the future income and growth of the business and operations of Equant, and France Telecom will own 100% of the operations and business of Equant. As a result, the interest of France Telecom (and Cogecom and Atlas Belgium Services) in Equant’s net book value and net earnings will increase from 54.1% to 100%. This will entitle France Telecom to all future income generated by Equant’s operations. Similarly, France Telecom will bear the risk of all losses and liabilities generated by Equant’s operations.

Listings, Registration and Reporting Obligations

Equant ordinary shares are currently listed on Euronext Paris, under the symbol “EQU” and on the New York Stock Exchange under the symbol “ENT.” On or as soon as practicable following the date of the extraordinary general meeting, subject to and in accordance with applicable laws and regulations, the Equant ordinary shares will be suspended from trading on and subsequently delisted from Euronext Paris and the New York Stock Exchange.

Equant is currently subject to certain periodic reporting obligations under the Exchange Act as a “foreign private issuer.” Following the combination, in accordance with applicable laws and regulations and after filing a Form 15 with the SEC (and the SEC’s approval thereof), Equant ordinary shares will be deregistered under the Exchange Act and Equant will no longer be subject to such reporting obligations under the Exchange Act.

Effects on Equant if the Combination is not Completed

If the combination is not completed, Equant intends to continue to operate its business substantially in the manner it is operated today with its existing capital structure and management team remaining with such changes as are necessary to adopt and implement Equant management’s five-year plan. In such case, from time to time Equant would evaluate and review its business operations, properties, dividend policy and capitalization, and make such changes as may be deemed appropriate, and continue to seek to identify strategic alternatives to maximize shareholder value. However, if the combination is not completed, France Telecom would have to re-evaluate Equant’s role within France Telecom’s overall corporate strategy.

Plans for Equant after the Combination

Corporate and Other Related Events

It is expected that the completion of the asset sale will be followed, pursuant to the terms of the combination agreement, by (a) the distribution by Equant of the total aggregate consideration paid by France Telecom in connection with the asset sale to Equant’s shareholders, (b) the delisting of Equant ordinary shares from Euronext Paris and the New York Stock Exchange (which Equant ordinary shares will have been suspended from Euronext Paris and the New York Stock Exchange on or as soon as practicable following the date of the extraordinary general meeting), (c) the liquidation of Equant and the deregistration of Equant ordinary shares under the Exchange Act, and (d) the dissolution of Equant. Equant N.V. will cease to carry on its business effective as of the completion of the asset sale and, except for such activities as may be required to effect its liquidation, will not engage in any activities thereafter. Upon completion of the liquidation, Equant N.V. will cease to exist.

The combination agreement provides for a liquidator to be appointed to administer the liquidation of Equant and for Equant’s Supervisory Board to oversee such liquidation. See “The Combination—Liquidation Process—Appointment of Liquidator.” It is expected that, following the completion of the asset sale, Equant’s Supervisory Board will continue to consist of its current members. However, the combination agreement provides that the term of the Supervisory Board’s independent directors will automatically expire upon the later to occur of the (currently intended only) liquidating distribution of the consideration from the asset sale to Equant’s shareholders and the delisting of the Equant ordinary shares from Euronext Paris and the New York Stock Exchange, and that Equant’s articles of association will be amended to eliminate any requirement thereafter that the Supervisory Board include any independent directors and the special functions and powers of such independent directors.

In addition, at the extraordinary general meeting of shareholders, the shareholders of Equant are being asked to amend the articles of association of Equant to change the name of Equant N.V. to ENV International N.V., to be effective upon the completion of the asset sale. The intent of this name change is to prevent confusion following the asset sale in the markets in which Equant operates because France Telecom intends to continue the business operations of Equant under their current name.

Changes in Strategy and Business

As discussed above in “— Purpose and Reasons for the Combination; Consideration of Alternatives; Structure of the Combination,” France Telecom believes that a transformation of Equant’s business is necessary in order to address the challenging and rapidly changing business environment in which it operates. Although market and technology evolutions have fueled a growing demand in volume for data networking, reliable IP solutions are becoming available to enterprises that are less expensive than those traditionally offered by Equant and its competitors. Moreover, new technology access networks, in particular DSL, combined with existing overcapacity as a result of numerous networks installed in the late 1990s have intensified competition, forcing Equant to decrease its prices substantially. At the same time, France Telecom and Equant believe that needs of enterprise customers are evolving towards differentiated levels of service and quality, increased mobility and integration of a broader range of network and service competencies. Where DSL is available, direct network point of presence is no longer a key requirement and, as a consequence, Virtual Private Network, referred to in this Shareholders’ Circular as VPN, providers such as Equant have found themselves moving from a fixed cost to a variable cost environment with low barriers to entry and limited cost advantages derived from scale. As a result of these trends and the expected continued growth in Internet-based connectivity, low cost access technologies like DSL, and intense competition with increased pricing pressure not offset by higher volumes, Equant believes that its addressable market for connectivity will shrink substantially over the next several years.

In light of these projected declines in pricing and in Equant’s addressable market share, France Telecom’s current intention is to adopt, implement, and where possible improve on, Equant management’s five-year plan to transform Equant’s business in order to address the new and challenging business environment described above. The objective of Equant’s new business model will be to substantially reduce costs while growing Equant’s services business by increasing its professional services to assist clients in their network integration, optimization and transition efforts. More specifically, this new strategy is based on (a) offsetting revenue lost in Equant’s core connectivity segment by growing market share in adjacent segments and by capturing market growth in mobility and convergence, and (b) substantially reducing the fixed cost base of the connectivity business. Although France Telecom expects that the implementation of Equant management’s five-year plan would result in a decrease in the revenues generated by Equant’s business, France Telecom believes that this decline could be partially offset by aggressively rolling out DSL, by rationalizing Equant’s direct network points of presence and international backbone through outsourcing in non-contributive countries, and by progressively closing Equant’s legacy network when feasible. France Telecom’s intention is to implement Equant management’s five-year plan within its integrated operating strategy in the enterprise communication sector as outlined under “— Purpose and Reasons for the Combination; Consideration of Alternatives; Structure of the Combination.”

Except as otherwise described in this Shareholders’ Circular, France Telecom has no current plans, proposals or negotiations which relate to or would result in: (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving Equant; (b) any purchase, sale or transfer of a material amount of assets of Equant; (c) any material change in Equant’s present dividend rate or policy; (d) any change in the Equant Management Board, Equant Supervisory Board or the management of Equant or any change in any material term of the employment contract of any executive officer of Equant; or (e) any other material change in Equant’s corporate structure or business.

Interests of Certain Persons in the Combination

Members of the Supervisory Board and the Management Board

In considering the recommendation of the Supervisory Board and the Management Board with respect to the combination, shareholders should be aware that certain officers of Equant and certain members of Equant’s Boards have interests that may present them with certain actual or potential conflicts of interest. Currently, of the nine members of Equant’s Supervisory Board, five members were nominated by France Telecom of which three are current officers of France Telecom and one was an officer of France Telecom until July 2004. The three members who are current officers of France Telecom did not make a recommendation or vote in connection with the combination, and one of them, Mr. Combes, recused himself from deliberations and Supervisory Board meetings relating to France Telecom’s offer. Of the three members of Equant’s Management Board, one member, Herve Kauffman, is party to an agreement with France Telecom that entitles him to return to France Telecom after the termination of his contract with Equant. In addition, one of Equant’s executive officers, the head of Global Sourcing, is a France Telecom employee who has been seconded to Equant.

Interests of France Telecom

Shareholders of Equant also should be aware that France Telecom has certain interests that present actual or potential conflicts of interest in connection with the combination. See “— Arrangements with France Telecom.” In addition, as a result of France Telecom’s current beneficial ownership of (assuming conversion in full of the 10,000,000 Equant convertible preference shares into 10,000,000 Equant ordinary shares) approximately 54.1% of all of the issued and outstanding Equant ordinary shares, France Telecom controls Equant.

Stock Options and Restricted Stock

Certain officers of Equant and certain members of Equant’s Boards, including the members of the Special Committee, like many Equant employees, hold options to purchase Equant ordinary shares. Pursuant to the combination agreement, the options held by the Equant officers and the members of Equant’s Boards will be treated in the same manner as the options held by Equant employees generally. Pursuant to the combination agreement, all outstanding stock options issued under the Equant N.V. 1998 Share Option Plan, which is referred to in this Shareholders’ Circular as the employee option plan, including those options held by Equant officers and members of Equant’s Boards (including the members of the Special Committee), were vested effective February 23, 2005. See “The Combination — The Combination Agreement — Stock Options.”

In addition, certain of Equant’s officers may also hold restricted stock awards. Pursuant to the combination agreement, all restrictions on outstanding restricted stock awards have lapsed, and since February 23, 2005 such shares are treated in the same manner as other Equant shares in the combination.

Employment Agreements

Employment agreements maintained between Equant’s subsidiaries and their employees generally will continue in effect in accordance with their terms following the closing. In addition, pursuant to the combination agreement, France Telecom agreed to assume (or cause to be assumed by Equant Finance B.V. or another affiliate) all contracts maintained by Equant N.V., including employment contracts maintained by Equant N.V. with its officers and employees.

Indemnification and Insurance

Subject to certain limitations, France Telecom has agreed to indemnify to the fullest extent permitted under applicable law all past and present directors, officers and employees of Equant and its subsidiaries for acts or omissions occurring at or prior to the completion of the asset sale in their capacities as such to the extent provided in Equant’s or its subsidiaries’ charter or other applicable organizational documents or applicable contract. From and after the completion of the asset sale, France Telecom has agreed to indemnify to the fullest extent permitted under applicable law, subject to certain limitations, such indemnified parties for all losses to the extent arising from, relating to, or otherwise in respect of any actual or threatened legal proceedings in respect of actions or omissions occurring or alleged to have occurred in connection with the fact that the indemnified party is an officer, director or employee of Equant or with the combination agreement and the transactions contemplated thereby. In the event of any legal proceeding for which such indemnified party may be entitled to indemnification, France Telecom will pay the reasonable fees and expenses of counsel selected by the indemnified party on demand, but on no more than a monthly basis.

The combination agreement requires that, for a period of at least five years after the completion of the asset sale, France Telecom will maintain directors’ and officers’ liability insurance on behalf of all officers and directors of Equant who are covered as of the date of the combination agreement by the directors’ and officers’ insurance maintained by France Telecom with respect to acts and omissions occurring on or prior to their resignation or the expiration of their term. Such directors’ and officers’ insurance will be no less advantageous to the covered officers and directors than the coverage then in place for France Telecom’s officers and directors.

Special Committee Compensation

The members of the Special Committee will be remunerated for their activity in such capacity in accordance with the existing cash remuneration plan applicable for all of the members of the Supervisory Board which provides that each member is to receive $2,000 for each meeting (not more than one a day), including as if a meeting has occurred for any day in which the member spends significant time outside of a meeting at the request of the Special Committee.

In addition, the members of the Special Committee, as independent directors of Equant’s Supervisory Board, receive an annual option grant valued at two times the annual retainer they receive as members of the Supervisory Board of Equant, which annual retainer is $45,000. Consistent with past practice, it is anticipated that the members of the Special Committee, as independent directors of Equant’s Supervisory Board, will receive a similar grant of compensatory options in April 2005. Any options issued to the members of the Special Committee will be cashed-out under the combination agreement in the same manner as options held by Equant employees generally.

In addition, France Telecom has agreed that if any member of the Special Committee is subsequently required to testify in any legal proceeding in connection with the combination agreement, it will compensate such member for his time in serving in such capacity also in accordance with the cash remuneration plan currently applicable to the members of the Supervisory Board.

Arrangements with France Telecom

Corporate Governance and Related Matters

As described above in “— Background of the Combination — Background of France Telecom’s Investment in and Relationship with Equant,” Equant entered into a contribution agreement with France Telecom as part of the series of transactions in June 2001 pursuant to which France Telecom became Equant’s majority shareholder and Equant’s articles of association were amended.

Pursuant to such amendment, Equant’s articles of association provide, with respect to the matters listed below, the following:

•	Equant’s Supervisory Board

Equant’s articles of association provide that Equant’s Supervisory Board shall consist of nine members and give France Telecom the right to make a binding nomination in respect of five seats on Equant’s Supervisory Board as long as France Telecom holds, directly or indirectly, at least 34% of Equant outstanding shares of capital stock. Candidates for appointment to the remaining four seats are nominated by SITA, with respect to one seat, and by the Nominating Committee of Equant’s Supervisory Board with respect to the other three seats. The current members of Equant’s Supervisory Board nominated by France Telecom are Michel Combes, Senior Executive Vice President, Financial Rebalancing and Value Creation, Finance and Chief Financial Officer of France Telecom, Barbara Dalibard, Executive Vice President for Enterprise Communication Services of France Telecom and Chairperson of Equant’s Supervisory Board, Frank E. Dangeard, Chairman and Chief Executive Officer of Thomson, James Meyer, President of Aegis Ventures, Inc., and Stéphane Pallez, Senior Vice President and member of the Executive Committee of France Telecom. For information on all of the members of the Supervisory Board, see “Information about Directors and Executive Officers — Directors and Executive Officers of Equant.”

•	Equant’s Management Board

Equant’s Management Board consists of between three and seven managing directors, as resolved by a general meeting of Equant’s shareholders. The general meeting of shareholders appoints the managing directors for an indefinite period from a binding list of nominated persons proposed by the Supervisory Board. France Telecom has the right to make a binding nomination in respect of one seat on the Management Board as long as it holds, directly or indirectly, 34% of Equant outstanding shares of capital stock. Equant currently has three managing directors. For information on the members of the Management Board, see “Information about Directors and Executive Officers — Directors and Executive Officers of Equant.

•	Related Party Transactions with France Telecom

Approval of the Supervisory Board’s three independent directors (as such term is defined in Equant’s articles of association and set forth below) nominated by the nominating committee is required before Equant can enter into any material contract, agreement or transaction with France Telecom other than in the ordinary course of business and on an arm’s-length basis. Approval of the independent directors is also required for the Supervisory Board to approve certain amendments to Equant’s articles of association, as well as to pay dividends. The three independent directors of the Supervisory Board are Fritz Fröhlich, Roberto Quarta and Irving Yoskowitz. For more detailed information on the members of the Special Committee see “Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered — Creation on the Special Committee.”

Equant’s articles of association provide that, an “independent director” is a member of Equant’s Supervisory Board (i) who is not and has never been an officer or employee of Equant, of any affiliate of Equant or of an entity that derived more than 5% of its revenues or earnings in its most recent fiscal year from transactions involving Equant or any of its affiliates, (ii) who is not and has never been an officer, employee or director of France

Telecom, of any affiliate of France Telecom or of an entity that derived more than 5% of its revenues or earnings in its most recent fiscal year from transactions involving France Telecom or any affiliate of France Telecom, and (iii) who has no relationship or affiliation or compensation, consulting or contracting arrangement with Equant, France Telecom or their respective affiliates or any other entity such that a reasonable person could regard such member as likely to be unduly influenced by the management of Equant or France Telecom, respectively. Members of the Supervisory Board appointed as such pursuant to a nomination by SITA or the SITA Foundation in accordance with Equant’s articles of association do not count as independent directors.

Among other matters, the contribution agreement with France Telecom entered into in connection with the 2001 transactions provides restrictions on France Telecom taking certain actions with respect to Equant shares and that the parties to the contribution agreement provide certain indemnification to each other, as follows:

•	Standstill and Transfer Restrictions

Until June 29, 2006, France Telecom and its affiliates may not take any action that would result in France Telecom and its affiliates beneficially owning more than 70% of Equant shares, unless (a) prior to doing so France Telecom or one of its affiliates offered to acquire all of the outstanding shares of Equant on the same terms and conditions to all Equant shareholders or (b) such threshold were to be reached pursuant to a bona fide arm’s length transaction involving a strategic combination of Equant and another business. From and after June 29, 2002 and until June 29, 2005, France Telecom and its affiliates may not sell or otherwise dispose of more than an aggregate of 25% of its Equant shares unless (i) the transfer or distribution has been approved by the independent directors of the Supervisory Board, (ii) Equant shareholders other than France Telecom and its affiliates have the right to put an equivalent percentage of their shares to the purchaser on the same terms and conditions, or (iii) the transfer is the result of a strategic merger involving Equant and another company and France Telecom holds at least 34% of the voting rights of the resulting company or the company to which the shares are contributed.

•	Indemnification

Subject to certain limitations, Equant, France Telecom and Atlas have agreed to indemnify and hold harmless each other party to the contribution agreement in connection with the 2001 transactions for certain losses or other claims arising from or in connection with any breach of warranty, representation or other covenant or obligation under that contribution agreement or for any untrue statement of material fact or omission to state a material fact with respect to information provided by or concerning such party in certain documents in connection with the transactions. Liability (for indemnification or otherwise) with respect to a breach of any representation or warranty is subject if true for each party to a minimum per-claim amount of $1 million and a deductible of $115 million. The aggregate liability of France Telecom and Atlas for indemnification is capped at $1.5 billion, while Equant’s liability for indemnification is capped at $3 billion. Equant has the option to pay any net amounts it may owe France Telecom in respect of indemnification obligation in cash or, in certain circumstances, in new Equant ordinary shares.

Commercial Relationships Between France Telecom and Equant

Equant’s trading transactions with France Telecom during the year ended December 31, 2003 concerned the following amounts:

	Income (for Equant)		Expense (for Equant)
	Amount ($M)	Classification	Amount ($M)	Classification
Equant Sales to France Telecom	372.0	Revenue	Not applicable
France Telecom sales to Equant	Not applicable		172.0	Cost of services
Ancillary support services with respect to the network	47.0	Other income	Not applicable
Switched voice services	95.4	Other income	Not applicable
Pre-paid & Post-paid calling cards & voice carrier services	4.6	Cost of services	Not applicable

Equant’s trading transactions with France Telecom during the year ended December 31, 2004 concerned the following amounts:

	Income (for Equant)		Expense (for Equant)
	Amount ($M)	Classification	Amount ($M)	Classification
Equant Sales to France Telecom	450.7	Revenue	Not applicable
France Telecom sales to Equant	n/a	n/a	167.8	Cost of Services
Ancillary support services with respect to the network	43.8	Other income	Not applicable
Switched voice services	89.0	Other income	Not applicable
Pre-paid & Post-paid calling cards & voice carrier services	7.4	Cost of Services	Not applicable

Commercial Relationships Between France Telecom and Equant with Respect to End User Customers Within France

On June 29, 2001, Equant entered into a number of agreements with France Telecom, through its subsidiary Transpac, which establish the legal arrangements with France Telecom relating to the sale and support of Equant’s services in France. The umbrella, affiliation and reseller agreements summarized below together govern the commercial relationship between Transpac and Equant in France. These agreements establish the terms and conditions that govern the joint business planning and monitoring process between Transpac and Equant (with the exception of voice, the carrier business and calling card services).

Equant has also entered into agreements with Transpac on particular hosting, sales, service and trademark licensing arrangements consistent with the umbrella, affiliation and reseller agreements.

Transpac Umbrella Agreement. The Transpac umbrella agreement between Equant and Transpac establishes the overall scope of Equant’s relationship with Transpac and covers the supply of all data products targeted at enterprise customers, excluding SITA users and Radianz users. Transpac has exclusive rights either to resell Equant’s services in France or to act as an agent for the provision of existing products to Equant’s existing customers in France pursuant to an agency agreement. Transpac cannot sell outside France except under the terms of the Global Account Management program. Each year, Transpac must commit to aggregate revenue commitments in the form of minimum revenue guarantees. These commitments are a key condition to Equant’s grant of various marketing and resale rights within France to Transpac. Transpac agreed to a minimum revenue guarantee to Equant of €271.5 million in 2003 and €297.0 million in 2004.

A steering committee has been put in place to oversee the overall execution of the various agreements contemplated in the Transpac umbrella agreement and to resolve any disputes.

Equant is entitled to terminate any of the agreements contemplated by the Transpac umbrella agreement if France Telecom’s interest in Equant’s voting shares falls below 34%.

Affiliation Agreement. Equant entered into an affiliation agreement with Transpac to provide Transpac with the exclusive right of resale of certain of Equant’s products within France and to appoint Transpac as Equant’s exclusive supplier of certain products for corporate customers within France.

Reseller Agreement. Equant entered into a reseller agreement with Transpac to provide Transpac with the exclusive right of resale of some of Equant’s legacy products within France. Transpac may only sell such Equant products to customers other than Equant’s existing customers in France, and any Transpac sales to Equant’s existing customers in France requires Equant’s prior written consent. Although Transpac has reserved the right to establish retail prices at which it may market and sell such Equant products in France, it may not alter the global pricing structure for Equant’s legacy products. The reseller agreement will expire when all of Equant’s legacy products have been terminated.

Voice Distribution Agreement. While the Transpac umbrella agreement covers the supply of Equant’s international data services to customers located inside of France, it does not cover voice. In 2002, Equant entered into a voice distribution agreement, with effect on June 28, 2001, pursuant to which France Telecom sells to customers located in France Equant’s international voice product. Equant sells the voice product to France Telecom at a wholesale price.

Commercial Relationships Between France Telecom’s Networks, Carriers & IT Division and Equant

Agreements for the Purchase of Global Transmission Services and for the Purchase of Internet IP Services. France Telecom supplies transmission capacity and IP services to Equant under two separate agreements (i.e., an agreement for the purchase of global transmission services and an agreement for the purchase of internet IP services), consistent with Equant’s obligations to purchase those services from France Telecom under certain circumstances. The purchase obligations apply only to links between points of presence listed in these agreements and are subject to France Telecom’s competitiveness with respect to financial and quality of service criteria. The pricing for these links is established using a benchmarking process.

Transmission and IP Network Services Agreement. Equant also provides transmission capacity and IP services to France Telecom pursuant to a transmission and IP network services agreement. Under the terms of this agreement, Equant may supply ancillary support services such as installation, trouble shooting, help desk, field operations, maintenance, equipment and circuit procurement, among other services. These services are provided on a cost-plus basis.

Human Resources Agreement. Equant provides human resources support in the form of dedicated staff made available to France Telecom.

Information Systems Agreement. France Telecom and Equant are party to a services agreement relating to information systems pursuant to which they provide support to each other in the form of access to and support of various information systems. These services are provided on a cost-plus basis.

Supply of Carrier Services to Carriers Business. With regard to the supply of carrier services to carriers business outside France, Equant distributes France Telecom’s telecommunications services for other carriers pursuant to distribution agreements originally entered into between France Telecom and Global One. Equant agreed with France Telecom to terminate these agreements in 2002, but France Telecom requested that Equant continue to act as its distributor in a few countries. Equant and France Telecom are in the process of finalizing new arm’s length distribution agreements, which will be on standard commercial terms.

Cross Distribution Agreement. Equant has also signed a cross distribution agreement with France Telecom that allows the parties to resell each other’s services to their customers. The list of products to be resold is agreed to by the parties from time to time.

Voice Services. As prescribed by the contribution agreement in connection with the 2001 transactions, Equant signed a Memorandum of Understanding with France Telecom on June 29, 2001 (see “—Background of the Combination — Background of France Telecom’s Investment and Relationship with Equant”) pursuant to which Equant transferred the operation, management and financial responsibility for the multilateral switched voice network acquired in the merger with Global One, over to France Telecom. Definitive agreements (i.e., an agreement for the supply of switched voice services and a services agreement relating to switched voice miscellaneous services) were entered into by France Telecom and Equant in 2001 and terminated on September 1, 2004.

In response to the evolution of the switched voice business and the migration by Equant and France Telecom of their customers from the multilateral switched voice network to the Voice over IP platform, the multilateral switched voice network will be decommissioned. In order to better control the transition, and to gain direct control of the supply process, Equant entered into new agreements with France Telecom, with effect on September 1, 2004. These agreements provide for the assumption by Equant of managerial and financial responsibility for the multilateral switched voice network that was previously operated by France Telecom. France Telecom has retained the financial responsibility associated with the cost of service to its customers during this decommissioning period, consistent with the financial commitments it made to Equant in 2001, and it is therefore anticipated that this transaction will not have a material effect on Equant’s voice services related businesses. These agreements replace and terminate the agreements entered into in 2001 mentioned above.

These commercial relationships between France Telecom’s Networks, Carriers & IT Division and Equant will continue under varying terms so long as France Telecom continues to own at least 34% of Equant’s outstanding shares.

Treasury and Cash Management Arrangements Between France Telecom and Equant

Treasury Management Agreements. On May 2, 2002, Equant entered into a treasury management agreement with France Telecom which includes an overdraft facility for $50.0 million. Interest under this agreement is calculated on the net balance outstanding at 3-month LIBOR in respect of credit balances and 3-month LIBOR plus 40 basis points in respect of debit balances. The agreement is subject to automatic renewal at the end of each calendar year. At December 31, 2004, the amounts on deposit with France Telecom totaled $288.3 million.

On December 16, 2004, Equant France S.A., Equant Network Systems Limited and Equant Network Services International Limited each entered into a separate centralized treasury management agreement with France Telecom. The current accounts put in place between these entities and France Telecom under these agreements are systematically reset to zero and do not allow for any borrowing position.

Deposit Agreement. On July 3, 2003, Equant entered into a deposit agreement with France Telecom pursuant to which Equant deposited an amount of $150 million bearing interest at 3-month LIBOR plus 40 basis points. The deposit was repaid on July 6, 2004.

$250 Million Revolving Credit Facility Agreement

On February 9, 2005, Equant entered into a $250 million revolving credit facility agreement with France Telecom. Under the revolving credit facility, France Telecom made available to Equant a maximum of $250 million. Draw downs are available in a variety of currencies during the period February 9, 2005 until June 30, 2008. However no draw downs have been made as of the date hereof. In connection with the revolving credit facility, Equant paid France Telecom an up-front fee equal to 0.20% of the maximum draw down amount, and has also agreed to pay France Telecom an annual commitment fee of 0.75% on the undrawn and uncancelled amounts of the facility. Interest will be charged at the three-month LIBOR plus 220 basis points per annum on the net balance outstanding under the agreement. A material adverse effect on the financial position of Equant constitutes an event of default under the credit agreement.

Funding for the Combination

France Telecom estimates that the total aggregate consideration payable by France Telecom pursuant to the terms of the combination agreement (including payment with respect to the options), excluding fees and expenses payable by France Telecom in connection with the combination, is approximately €1,266 million.

Pursuant to the terms of the combination agreement, France Telecom intends to pay up to approximately €682 million, representing the portion of the total aggregate consideration attributable to France Telecom’s equity interest in Equant, by delivery of a note with a principal amount equal to such amount. This note will fund, and be set-off against, France Telecom’s pro rata share of the (currently intended single) liquidating distribution required to be made by Equant as soon as practicable following the consummation of the asset sale. No portion of the consideration attributable to Equant’s unaffiliated shareholders is payable in the form of the note. The consideration attributable to the unaffiliated shareholders will be paid in cash. See “The Combination — The Combination Agreement” for a detailed discussion of the terms of this note and the liquidating distribution.

France Telecom expects to obtain the remainder of the funds required to fulfill its obligations under the combination agreement from cash on hand, available credit facilities and cash flow from operations.

Regulatory Matters

Equant and France Telecom believe that no material regulatory approvals, filings or notices are required in connection with the combination other than filing a Form 15 with the SEC (and the SEC’s approval thereof), and sending certain notices to governmental authorities in Brazil, Canada, El Salvador, Guatemala, Honduras, Jamaica, Mexico, Nicaragua, the United Kingdom and the United States which notices have been or will be sent by Equant and France Telecom before or after the combination, as appropriate.

No Appraisal Rights

Equant’s shareholders do not have any appraisal or similar rights in connection with the combination or any other transaction contemplated by the combination agreement. However, during the two-month opposition period with respect to the proposed liquidation of Equant, Equant shareholders entitled to liquidating proceeds may oppose the statement of account or the plan of distribution for the liquidation by submitting objections to the competent district court in The Netherlands. See “The Combination — Liquidation Process.”

Tax Consequences of the Proposed Combination to Equant Shareholders

Material French Tax Consequences

The following is a summary of the material French tax consequences applicable to individual and corporate shareholders of Equant who are residents of France for French tax purposes, which we refer to in this Shareholders’ Circular as French holders.

This summary is limited to the French tax consequences applicable to the liquidating distribution. It does not purport to be a comprehensive description of all of the French tax considerations that may be relevant to any particular French holder, and in particular it does not address the tax treatment of French holders owning (directly, indirectly or by attribution) 5% or more of the share capital or voting rights in Equant or otherwise disposing of Equant shares prior or subsequent to the liquidating distribution. This summary also does not address the tax treatment of French holders that are subject to special tax regimes.

Furthermore, this description is based upon current French laws, tax regulations and administrative guidelines, all as in effect on the date of this Shareholders’ Circular and, therefore, is subject to any changes to (or changes made by competent courts or the French tax authorities in the interpretation of) these laws, tax regulations and administrative guidelines occurring after the date hereof, which changes may have a retroactive effect and could effect the tax treatment described in this section. This description is for general information only and does not purport to be a complete analysis of all the potential French tax consequences of the liquidating distribution. All French holders are urged to consult their own tax advisors regarding the tax consequences of the liquidating distribution, and the ownership, disposition or cancellation of shares of Equant and any other tax consequences applicable to them in relation to this combination.

French Income Tax

The liquidating distribution will be treated as a “reimbursement of capital contribution or issuance premium” within the meaning of article 112-1° of the French general tax Code (remboursement d’apport ou de prime d’émission).

French Holders Who Are Individuals. French holders who (i) are individuals and (ii) hold the shares in Equant as part of their private assets, but not through a Plan d’Epargne en Actions introduced by French law numbered 92-666 and dated July 16, 1992 will not be subject to French personal income tax on the liquidating distribution.

French Holders Who Are Corporate Shareholders. The description below is a summary of the potential French tax consequences that might be applicable to the liquidating distribution received by French corporate shareholders. The tax treatment of the liquidating distribution received by French corporate shareholders could ultimately depend on certain decisions or actions taken by them in light of their particular circumstances. French holders who are corporate shareholders subject to corporate income tax in France are strongly urged therefore to consult their own tax advisors regarding the French tax consequences of the liquidating distribution.

French holders who are corporate shareholders subject to corporate income tax in France should generally not be liable to corporate income tax in France on the liquidating distribution if the tax basis of each of their shares in Equant is equal or higher than the amount of the liquidating distribution received for each share.

If the tax basis of each of their shares in Equant is lower than the amount of the liquidating distribution received for each share, the amount per share of such liquidating distribution exceeding the tax basis of each share should generally be subject to corporate income tax.

French Wealth Tax

French wealth tax (impôt de solidarité sur la fortune) applies to the liquidating distribution received by French holders who are individuals to the extent that their whole taxable estate exceeds a certain threshold (currently € 732,000) on January 1 of each year. French wealth tax generally applies also to the Equant shares held by such French holders.

Other French taxes and duties

No French registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in France in respect of the liquidating distribution.

Material Dutch Tax Consequences

The following is a description of the material Dutch tax considerations generally applicable to a holder of Equant shares of the liquidating distribution to be made on Equant shares. It does not discuss every aspect of Dutch taxation that may be relevant to a particular holder of Equant shares under special circumstances or who is subject to special treatment under applicable law.

This description is for general information only and does not purport to be a complete analysis of all potential tax effects that may apply to a holder. Each holder is strongly urged to consult its tax advisor to determine the tax consequences to it of the transactions described in this Shareholders’ Circular.

Where in this description English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. This description is based on the tax laws of The Netherlands as they are in force and in effect on the date of this Shareholders’ Circular and therefore is subject to any changes to these laws after the date hereof, which changes may have a retroactive effect and could affect the tax treatment described in this section.

Taxes on Income and Capital Gains

Dutch Resident Holders of Equant Shares

General

The following description of “Taxes on Income and Capital Gains — Dutch Resident Holders of Equant Shares” is only applicable to a holder of Equant shares who is a Dutch Individual or a Dutch Corporate Entity.

As used in this description, you are a Dutch Individual if:

•	you are an individual;

•	you are resident, or deemed to be resident, in the Netherlands for Dutch income tax purposes, or you have elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

•	your Equant shares and income or capital gains derived therefrom have no connection with your past, present or future employment, if any; and

•	your Equant shares do not form part of a substantial interest (aanmerkelijk belang) or a deemed substantial interest in Equant within the meaning of Chapter 4 of the Dutch Income Tax Act 2001 (Wet inkomstenbelasting 2001).

Generally, if a person holds an interest in Equant, such interest forms part of a substantial interest or a deemed substantial interest in Equant if any one or more of the following circumstances is present:

•	such person alone or, if he is an individual, together with his partner (partner), if any, has, directly or indirectly, the ownership of shares in Equant representing 5% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or rights to acquire, directly or indirectly, shares, whether or not already issued, that represent 5% or more of its total issued and outstanding capital (or the issued and outstanding capital of any class of its shares), or the ownership of profit participating certificates (winstbewijzen) that relate to 5% or more of its annual profit or to 5% or more of its liquidation proceeds;

•	such person’s shares, profit participating certificates or rights to acquire shares or profit participating certificates in Equant have been acquired by him or are deemed to have been acquired by him under a non-recognition provision; or

•	such person’s partner or any of his relatives by blood or by marriage in the direct line (including foster-children) or of those of his partner has a substantial interest (as described under the first and second bullets above) in Equant.

A person who is entitled to the benefits from shares or profit participating certificates (for instance a holder of a right of usufruct) is deemed to be a holder of shares or profit participating certificates, as the case may be, and his entitlement to benefits is considered a share or profit participating certificate, as the case may be.

As used in this description, you are a Dutch Corporate Entity if:

•	you are a corporate entity (including an association that is taxable as a corporate entity) that is subject to Dutch corporation tax in respect of benefits derived from its shares;

•	you are resident, or deemed to be resident, in the Netherlands for Dutch corporation tax purposes;

•	you are not an entity that, although in principle subject to Dutch corporation tax, is, in whole or in part, specifically exempt from that tax; and

•	you are not an investment institution (beleggingsinstelling) as defined in the Dutch Corporation Tax Act 1969 (Wet op de vennootschapsbelasting 1969).

Dutch Individuals Deriving Profits From An Enterprise

If you are a Dutch Individual and if you derive or are deemed to derive any benefits from Equant shares, including any capital gains realized on the disposal thereof, that are attributable to an enterprise from which you derive profits, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of an enterprise, other than as an entrepreneur or a shareholder, such benefits are generally subject to Dutch income tax at progressive rates. Generally, the liquidating distribution must be taken into account in determining such benefits.

Dutch Individuals Deriving Benefits From Miscellaneous Activities

If you are a Dutch Individual and if you derive or are deemed to derive any benefits from Equant shares, including any gain realized on the disposal thereof, that constitute benefits from miscellaneous activities (resultaat uit overige werkzaamheden), such benefits are generally subject to Dutch income tax at progressive rates. Generally, the liquidating distribution must be taken into account in determining such benefits.

If you are a Dutch Individual you may, inter alia, derive benefits from Equant shares that are taxable as benefits from miscellaneous activities in the following circumstances:

•	your investment activities go beyond the activities of an active portfolio investor, for instance in the case of the use of insider knowledge (voorkennis) or comparable forms of special knowledge; or

•	you make or are deemed to make Equant shares available, legally or in fact, directly or indirectly, to a related party as described in articles 3.91 and 3.92 of the Dutch Income Tax Act 2001 under circumstances described there.

Other Dutch Individuals

If you are a Dutch Individual and your situation has not been discussed in the description above, benefits from your Equant shares will be taxed as a benefit from savings and investments (voordeel uit sparen en beleggen). Such benefit is deemed to be 4% per annum of the average of your “yield basis” (rendementsgrondslag) at the beginning and at the end of the year, insofar as that average exceeds the “exempt net asset amount” (heffingvrij vermogen). The benefit is taxed at the rate of 30%. The value of your Equant shares forms part of your yield basis. Actual benefits derived from your Equant shares, including any capital gains realized on the disposal thereof and the liquidating distribution, are not as such subject to Dutch income tax.

Dutch Corporate Entities

If you are a Dutch Corporate Entity, any benefits derived or deemed to be derived by you from Equant shares, including any capital gains realized on the disposal thereof, are generally subject to Dutch corporation tax. Generally, the liquidating distribution must be taken into account in determining such benefits.

Non-Resident Holders of Equant Shares

The following description of “Taxes on Income and Capital Gains — Non-Resident Holders of Equant Shares” only applies to a holder of Equant shares who is a Non-Resident holder of Equant shares.

You are a Non-Resident holder of Equant shares if:

•	you are neither a resident, nor deemed to be a resident, in the Netherlands for purposes of Dutch income tax or corporation tax, as the case may be, and, if you are an individual, you have not elected to be treated as a resident of the Netherlands for Dutch income tax purposes;

•	your Equant shares and income or capital gains derived therefrom have no connection with your past, present or future employment, if any; and

•	your Equant shares do not form part of a substantial interest or a deemed substantial interest in Equant within the meaning of Chapter 4 of the Dutch Income Tax Act 2001, unless such interest forms part of the assets of an enterprise.

See “Taxes on Income and Capital Gains — Dutch Resident Holders of Equant Shares” for a description of the circumstances under which Equant shares form part of a substantial interest or a deemed substantial interest in Equant.

If you are a Non-Resident holder of Equant shares you will not be subject to any Dutch taxes on income or capital gains in respect of any benefits derived from Equant shares, including any capital gains realized on the disposal thereof and the liquidating distribution, provided that both of the following conditions are satisfied:

•	if you derive profits from an enterprise, whether as an entrepreneur (ondernemer) or pursuant to a co-entitlement to the net value of such enterprise, other than as an entrepreneur or a shareholder, in the case of an individual, or other than as a holder of securities, in other cases, which enterprise is either managed in the Netherlands or carried on, in whole or in part, through a permanent establishment or a permanent representative in the Netherlands, as the case may be, your Equant shares are not attributable to such enterprise or, in case the Equant shares are attributable to such enterprise, the benefits therefrom are exempt under the participation exemption as laid down in the Dutch Corporation Tax Act 1969; and

•	you do not derive benefits from Equant shares that are taxable as benefits from miscellaneous activities in the Netherlands.

See “— Dutch Resident Holders of Equant Shares” for a description of the circumstances under which the benefits derived from Equant shares may be taxable as benefits from miscellaneous activities, on the understanding that such benefits will be taxable in the Netherlands only if such activities are performed or deemed to be performed in the Netherlands.

Dividend Withholding Tax

The liquidating distribution per Equant ordinary share will not exceed the average paid-up capital per Equant ordinary share, as recognized for Dutch dividend withholding tax purposes. Therefore, the liquidating distribution will not be subject to Dutch dividend withholding tax. This conclusion has been confirmed by a tax opinion, received by Equant from Loyens & Loeff N.V. This opinion was subject to certain assumptions that Equant confirms to be correct in all material aspects. A copy of the opinion of Loyens & Loeff N.V. is available on Equant’s website as Exhibit I to this Shareholders’ Circular.

Other Taxes and Duties

No Dutch registration tax, transfer tax, stamp duty or any other similar documentary tax or duty will be payable in the Netherlands in respect of the liquidating distribution.

Material U.S. Federal Income Tax Consequences

The following is a description of the material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of Equant ordinary shares who hold such shares as capital assets and who dispose of such shares pursuant to the liquidation of Equant. This description is for general information only and does not purport to be a complete analysis of all potential tax considerations that may be relevant to such holders. This description does not address the tax considerations applicable to holders that may be subject to special tax rules, such as insurance companies, tax-exempt organizations, financial institutions, brokers and dealers or traders in securities or currencies, former U.S. citizens and long-term residents, banks, real estate investment trusts, regulated investment companies, grantor trusts, persons subject to the alternative minimum tax, persons that own, or are deemed to own, 10% or more (by voting power or value) of Equant’s outstanding shares, persons holding Equant shares as part of a “straddle,” “hedge” or “conversion transaction” for U.S. federal income tax purposes, Equant or its subsidiaries’ directors, officers and employees, and persons that have a functional currency for U.S. federal income tax purposes other than the U.S. dollar.

This description also does not address U.S. federal estate and gift tax consequences or the tax consequences under the laws of any state, locality or non-U.S. jurisdiction. In addition, this description assumes that Equant is not, and has not been in the past, a passive foreign investment company for U.S. federal income tax purposes. For more information see “— Passive Foreign Investment Company Considerations” below. U.S. Holders are urged to consult their own tax advisors regarding their specific tax consequences if Equant is or was a passive foreign investment company. This description is based on the U.S. Internal Revenue Code of 1986, as amended, referred to in this Shareholders’ Circular as the Code, existing and proposed U.S. Treasury Regulations promulgated thereunder, current administrative rulings and court decisions, in each case, in effect and available as of the date of this Shareholders’ Circular. All of the foregoing are subject to change, and any such change could be retroactive and could affect the continuing validity of this description. These income tax laws and regulations are also subject to various interpretations, and the U.S. Internal Revenue Service or the United States courts could later disagree with the explanations or conclusions set out below.

As used in this description, “U.S. Holder” means a beneficial owner of Equant ordinary shares who, for U.S. federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof (including the District of Columbia);

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if: (a) such trust validly has elected to be treated as a United States person for U.S. federal income tax purposes or (b) (i) a United States court is able to exercise primary supervision over the administration of the trust and (ii) one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Equant ordinary or convertible preference shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to its tax consequences.

Asset Sale

Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” the asset sale will not give rise to gain or loss to you.

Liquidation

The distribution to you of proceeds from the asset sale will, for U.S. federal income tax purposes, qualify as a liquidating distribution and be treated as proceeds from a sale or exchange of your shares. Subject to the discussion below under “— Passive Foreign Investment Company Considerations,” your receipt of such liquidating distribution will give rise to capital gain or loss equal to the difference between the amount of the liquidating proceeds that you receive and the tax basis of your shares. Your tax basis in your shares will depend upon various factors, including your cost and the amount and nature of distribution received with respect thereto. Any loss will generally be recognized only when the final distribution from Equant has been received. If you are a noncorporate U.S. Holder, generally the U.S. federal income tax rate applicable to you with respect to capital gain will be less than the U.S. federal income tax rate that applies to your ordinary income if your holding period for the shares exceeds one year. Any gain or loss recognized by you generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Considerations

A non-United States corporation will be classified as a passive foreign investment company, which we refer to in this Shareholders’ Circular as a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (a) at least 75% of its gross income is passive income, or (b) at least 50% of the average value of its gross assets is attributable to assets that produce passive income or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions.

Equant believes that it has not been a PFIC in any year before 2005. If Equant continued to hold passive assets following the asset sale, however, it might become a PFIC for 2005 or in future years, although Equant believes that the likelihood of Equant becoming a PFIC for 2005 is low. Moreover, Equant expects, as of the date hereof, that all proceeds from the asset sale will be distributed shortly after the asset sale and that there will therefore be no further distributions to you during or after 2005. If Equant became a PFIC in 2005, unless you make the qualified electing fund election described below, any gain that you realize in the liquidation would be treated as ordinary income. If Equant were a PFIC after 2005, special rules would apply to you in respect of any dividend or liquidating distribution on your Equant shares, but Equant does not expect to make any distributions after 2005.

If you are a U.S. Holder, you might wish to alter the results described in the preceding paragraph if Equant became a PFIC by electing with respect to your shareholding to treat Equant as a qualified electing fund. In this case you would be required to include annually, with respect to any year for which Equant is a PFIC, in your gross income your pro rata share of Equant’s annual ordinary earnings and annual net realized capital gains, whether or not such amounts are actually distributed to you. These amounts would be included by you for your taxable year in or with which Equant’s taxable year ends. A qualified electing fund election generally may be made by filing IRS Form 8621 with your U.S. federal income tax return for the taxable year in or with which Equant’s taxable year ends. If the election is made, amounts previously included as income generally could be distributed tax-free, and to the extent not distributed, would increase the tax basis of your shares. Equant intends to comply, either directly or through its authorized representative, with the reporting requirements that will allow you to make a qualified electing fund election with respect to your shareholding. Each U.S. Holder should consult its own tax advisor regarding the tax consequences that would arise if Equant were treated as a PFIC and the propriety of making a qualified electing fund election. Any decision to make a qualifying fund election is complex and requires advice from your tax advisor.

The discussion of French, Dutch and United States federal tax consequences set forth above is for general information only and does not purport to be a complete analysis of all potential tax effects that may apply to a holder. Each holder is strongly urged to consult its tax advisor to determine the tax consequences to it of the transactions described in this document.

Accounting Treatment

Upon approval by Equant’s shareholders as described in this Shareholders’ Circular, Equant will recognize, upon completion of the asset sale, a financial reporting gain equal to the net proceeds from the asset sale (i.e., the sum of the purchase price received less the expenses relating to the asset sale) less the net book value of the transferred assets and liabilities. The sales proceeds would be treated as being distributed to the shareholders as repayment of share capital and share premium.

Provisions for Unaffiliated Security Holders

Neither Equant nor France Telecom has made any provision to grant unaffiliated shareholders of Equant access to the corporate files of Equant or France Telecom or to obtain counsel or appraisal services for such unaffiliated shareholders at the expense of Equant or France Telecom. However, France Telecom did retain Ricol, Lasteyrie to consider the fairness to the unaffiliated shareholders of the combination, see “Opinion of Ricol Lasteyrie,” and the Special Committee, which consists of three independent members of the Supervisory Board, unanimously determined that the combination was in the interest of all of Equant’s shareholders in their capacity as such and fair, from a financial point of view, to all of Equant’s shareholders (in their capacity as such), see “Special Factors — Background of the Combination” and “— Reasons for the Special Committee’s Approval and Recommendation of the Combination; Position on Fairness; Factors Considered.”

Fees and Expenses

All costs and expenses incurred in connection with the combination, the combination agreement and any other transactions contemplated thereby will be paid by the party incurring such costs and expenses, except that all costs and expenses incurred by Equant after the completion of the asset sale in connection with the dissolution and liquidation of Equant will be borne by France Telecom. None of such expenses will, however, reduce the purchase price of the combination.

In addition, shareholders who hold Equant New York Shares will bear (on a per share basis) JPMorgan Chase Bank N.A.’s costs to convert into U.S. dollars the €4.30 in cash per share consideration, less any applicable withholding taxes, that will be distributed in respect of each Equant share in the liquidating distribution.

THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Place; Date; and Time of the Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders of Equant will be held at the principal executive office of Equant N.V. at Heathrowstraat 10, 1043 CH, Amsterdam, The Netherlands, on May 24, 2005, at 4:30 p.m., local time.

Equant is incorporated in The Netherlands and, as required by Dutch law and Equant’s articles of association, the extraordinary general meeting must be held in The Netherlands, unless the entire issued share capital is present or represented at the extraordinary general meeting.

Matters to be Considered

At the extraordinary general meeting, Equant shareholders will be asked to consider the combination with France Telecom and certain related matters as described in the resolutions available on Equant’s website as Exhibit A to this Shareholders’ Circular. In particular, the following subject matters, which are included in the agenda set forth in the Notice of Extraordinary General Meeting of Shareholders of Equant available on Equant’s website, will be submitted for resolution to the general meeting:

•	Approving the resolutions of the Equant Management Board to execute, deliver and perform the combination agreement entered into by Equant and France Telecom on February 9, 2005;

•	Appointing each member of the Equant Management Board as the person referred to in section 2:146 of the Dutch Civil Code for purposes of entering into the combination agreement, and ratifying all actions taken in respect thereof;

•	Authorizing and approving the dissolution and liquidation of Equant in conformity with the combination agreement and conditional on the closing of the acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Equant by France Telecom;

•	Appointment of ENV Liquidator B.V. as liquidator of Equant and the remuneration of such liquidator and of a company providing such liquidator with support services;

•	Amendment of the Equant articles of association to change the name of Equant N.V. to ENV International N.V., effective upon the acquisition of substantially all of the assets, and assumption of substantially all of the liabilities, of Equant by France Telecom; and

•	Amendment of the Equant articles of association to make certain changes agreed to in the combination agreement effective upon the later to occur of the (currently intended single) liquidating distribution and the delisting of Equant ordinary shares from the New York Stock Exchange and Euronext Paris.

Approval of the foregoing resolutions is a condition to the completion of the combination.

Each of the independent directors of the Supervisory Board will submit to Equant a letter of resignation from the Supervisory Board, effective upon the effective date of the amendment of the Equant articles of association to make certain changes agreed to in the combination agreement pursuant to the last of the foregoing referenced resolutions.

Equant shareholders may be asked to act on any other matters that are properly brought before the extraordinary general meeting, although Equant does not anticipate that any other matters will be raised. All items set out in the resolutions to be considered at the extraordinary general meeting were proposed by the Management Board and approved by the Special Committee and the Supervisory Board in accordance with Equant’s articles of association. Even if the resolutions submitted to the extraordinary general meeting are approved, none of the actions contemplated by these resolutions in connection with the dissolution and liquidation of Equant and the making of the (currently intended single) liquidating distribution will be taken until and unless the asset sale is completed.

Record Date and Shareholders Entitled to Vote

Only holders of Equant ordinary or convertible preference shares as of the applicable record date for such shares are entitled to vote such shares at the extraordinary general meeting.

The Management Board has determined that, in accordance with Book 2, Section 119 of The Netherlands Civil Code, read together with Article 24.4 of Equant’s articles of association, an Equant shareholder is entitled to participate at the extraordinary general meeting (by attending and/or voting) only with respect to those Equant shares registered (whether on Equant’s Dutch or New York register) in his or her name on May 17, 2005. However, if you hold Equant New York Shares directly or indirectly through a bank, broker or DTC participant, the applicable record date for you in respect of such shares is April 11, 2005.

You may cast one vote per ordinary or convertible preference share.

At the close of business on April 19, 2005, there were 282,926,881 Equant ordinary shares issued and outstanding and 10,000,000 Equant convertible preference shares issued and outstanding. Each Equant convertible preference shares is automatically convertible into one newly issued Equant ordinary share on June 29, 2006.

Quorum and Vote Required

In accordance with Equant’s articles of association, no quorum requirement applies at the extraordinary general meeting. The proposals being voted on will be validly adopted upon their approval by a simple majority of the votes cast at the extraordinary general meeting.

Voting

Shares Held Through Euroclear France

Voting by Proxy

Subject to the requirement of the record date of May 17, 2005, if you hold Equant shares through Euroclear France and wish to vote such shares by proxy at the extraordinary general meeting, you must contact Netherlands Management Company B.V., Equant’s Dutch Registrar, at +31 20 575 7124 or your own financial intermediary for instructions on obtaining and completing an appropriate proxy/voting instruction card and for the deadline by which such proxy/voting instruction card must be completed, executed and returned. If the proxy/voting instruction card is duly completed, executed and returned, all shares represented by that card should be voted in accordance with your specification made on the card. If no specification is made on the card, the vote(s) represented by that card should be cast in accordance with the recommendation of the Supervisory Board and Management Board.

Attending the Meeting; Voting in Person

Subject to the requirement of the record date of May 17, 2005, if you hold Equant shares through Euroclear France and would like to attend and/or vote your shares in person at the extraordinary general meeting, you must contact Netherlands Management Company B.V., Equant’s Dutch Registrar, at +31 20 575 7124 or your own financial intermediary for instructions on obtaining and completing a request for power of attorney and for the deadline by which such completed and executed request for a power of attorney must be returned. Upon receipt of your request, Netherlands Management Company B.V. or your financial intermediary, as the case may be, will send to you a power of attorney, upon receipt of which you may attend the meeting and vote your shares in person on all matters presented to shareholders of Equant for a vote.

If you want to designate a third party to represent you at the extraordinary general meeting, you may do so by indicating the name and details of such third party on your request for a power of attorney.

General

If you have duly completed, executed and returned a proxy/voting instruction card or a request for a power of attorney and you subsequently wish to revoke such instructions or request, you may do so by following the instructions of Netherlands Management Company B.V., or your financial intermediary, as the case may be, to deliver a subsequently dated card or request or by giving written notice of revocation to Netherlands Management Company B.V., or your financial intermediary.

If you hold Equant shares through Euroclear France and have questions or need assistance in completing or submitting the voting materials you should contact your financial intermediary, or Netherlands Management Company, at the following address and telephone number:

Netherlands Management Company B.V.

P.O. Box 75215, 1070 AE Amsterdam

The Netherlands

+31 20 575 7124

Equant New York Shares Held Directly or Indirectly Through a Bank, Broker or DTC Participant

Voting by Proxy

If on April 11, 2005 you held Equant New York Shares directly or indirectly through a bank, broker or DTC participant, and you wish to vote such shares by proxy at the extraordinary general meeting, you should contact your financial intermediary for instructions on obtaining and completing an appropriate proxy/voting instruction card and for the deadline by which such completed and executed proxy/voting instruction card must be returned. If the proxy/voting instruction card is duly completed, executed and returned, your financial intermediary should cause all shares represented by that proxy/voting instruction card to be voted in accordance with the specification made by you on the proxy/voting instruction card. If no specification is made on the card, the vote(s) represented by that card should be cast in accordance with the recommendation of the Supervisory Board and Management Board.

Attending the Meeting; No Voting in Person

If on April 11, 2005 you held Equant New York Shares directly or indirectly through a bank, broker or DTC participant and wish to attend the extraordinary general meeting, you should contact your financial intermediary for instructions on obtaining and completing a request to attend the meeting, and for the deadline by which such completed and executed request form must be returned.

If you want to designate a third party to represent you at the extraordinary general meeting, you may do so by indicating the name and details of such third party on your request to attend the meeting.

If on April 11, 2005 you held Equant New York Shares directly or indirectly through a bank, broker or DTC participant, you may not vote in person at the extraordinary general meeting. In order to vote, you must follow the procedures described above under “—Voting By Proxy.”

General

If you have duly completed, executed and returned a proxy/voting instruction card or a request to attend the meeting and you subsequently wish to revoke such instructions or request, you may do so by following the instructions of your financial intermediary, to deliver a subsequently dated card or request or by giving written notice of revocation to your financial intermediary.

If on April 11, 2005 you held Equant New York Shares directly or indirectly through a bank, broker or DTC participant and you have questions or need assistance with respect to such shares you should contact your financial intermediary.

Shareholders of Record

Voting by Proxy

Subject to the requirement of the record date of May 17, 2005, if you own shares registered in your own name on the Dutch register and you are unable or do not wish to attend the extraordinary general meeting, you may still vote at the extraordinary general meeting by proxy. To vote by proxy you must contact Equant Investor Relations (Ashley Rayfield - +44 208 321 4581) for instructions on obtaining and completing a proxy card. The completed and executed proxy card must be received by Equant (to the attention of Aileen McEntee, Equant N.V., at 190 avenue de France, 75013 Paris, France) not later than 5:00 p.m. (CET) on May 19, 2005.

Subject to the requirement of the record date of May 17, 2005, if you own Equant New York Shares registered in your own name and you are unable or do not wish to attend the extraordinary general meeting, you may still vote at the extraordinary general meeting by proxy. To vote by proxy you must contact the JPMorgan Chase Bank N.A. (International: 1-781-575-4328, in the United States: 1-800-990-1135) for instruction on obtaining and completing a proxy card. The completed and executed proxy card must be received by JPMorgan Chase Bank N.A., at the address set forth in such proxy card, not later than 5:00 p.m. (EST) on May 19, 2005.

If the proxy is duly completed, executed and returned, all shares represented by that proxy will be voted by the Chairperson of the Supervisory Board in accordance with the specification made by the holder of shares on the form of proxy. If no specification is made on the card, the vote(s) represented by that card will be cast in accordance with the recommendation of the Supervisory Board and Management Board.

Attending the Meeting; Voting in Person or by a Representative

Subject to the requirement of the record date of May 17, 2005, if you own Equant shares registered in your own name (whether on the New York or Dutch register), you may attend the extraordinary general meeting and vote such shares in person on all matters presented at the extraordinary general meeting to shareholders of Equant for a vote without sending any notice or receiving any proxy. Nevertheless, please notify Equant of your intention to attend the extraordinary general meeting, so that Equant can include you on its admission list.

Subject to the requirement of the record date of May 17, 2005, if you own Equant shares registered in your own name (whether on the New York or Dutch register), you may execute a power of attorney authorizing a third party to attend the extraordinary general meeting and vote your shares on your behalf.

Please make sure the copy of the power of attorney is sent by mail or commercial courier to: with respect to shares on the Dutch register, the attention of Aileen McEntee, Equant N.V., at 190 avenue de France, 75013 Paris, France, not later than 5:00 p.m. (CET) on May 19, 2005, or with respect to New York Shares, JPMorgan Chase Bank N.A., at the address below, not later than 5:00 p.m. (EST) on May 19, 2005. If a copy of the properly executed power of attorney is not received in a timely manner, the third party you have designated may not be able to vote on your behalf. If you have previously submitted, as set forth above, a copy of a power of attorney authorizing a third party to attend the extraordinary general meeting and vote your shares, and you subsequently revoke such power of attorney, please send a copy of such revocation to Equant or JPMorgan Chase Bank N.A., as applicable, so that Equant will be informed that such third party is no longer authorized to attend the meeting and vote on your behalf with respect to such Equant shares.

General

If you have duly completed, executed and returned a proxy and you subsequently wish to revoke such proxy, you may do so by delivering a subsequently dated proxy or notice of such revocation to: with respect to shares on the Dutch register, the attention of Aileen McEntee, Equant N.V., at 190 avenue de France, 75013 Paris, France, not later than 5:00 p.m. (CET) on May 19, 2005; or with respect to New York Shares, JPMorgan Chase Bank N.A., at the address below, not later than 5:00 p.m. (EST) on May 19, 2005.

If you own Equant shares registered in your own name on the Dutch register, and you have questions or need assistance in completing or submitting the materials you should contact: Equant Investor Relations: Ashley Rayfield - +44 208 321 4581.

If you own Equant New York Shares registered in your own name, and you have questions or need assistance in completing or submitting the materials you should contact The JPMorgan Service Center at the following telephone numbers:

JPMorgan Service Center

c/o JPMorgan Chase Bank N.A.

P.O. Box 43013

Providence, RI 02940

International: 1-781-575-4328

In the United States: 1-800-990-1135

Registration

Registration will take place on May 24, 2005 between 3:30 p.m. and 4:30 p.m. (local time). Once the proceedings have started, registration will no longer be possible. Those entitled to attend the extraordinary general meeting will be required to present proof of identification when registering. Those who have been authorized to attend the extraordinary general meeting by a proxy or power of attorney must submit the original of such proxy or power of attorney when registering.

Shares Owned and Voted by France Telecom

At the close of business on April 19, 2005, France Telecom and/or its controlled affiliates owned, in the aggregate, 148,567,348 Equant ordinary shares and all 10,000,000 convertible preference shares, which represent, in the aggregate, approximately 54.1% of the voting power of all Equant shares. France Telecom has agreed to vote, and to cause its controlled affiliates to vote, all such shares in favor of approval of the resolutions to be considered at the extraordinary general meeting. Accordingly, the approval of the resolutions at the extraordinary general meeting is assured without the affirmative vote of any other shareholders.

SELECTED FINANCIAL INFORMATION

The following tables present selected summary financial and other data for Equant as of and for each of the years ended December 31, 2003 and 2004 in accordance with French generally accepted accounting principles. This data has been derived from and should be read in conjunction with Equant’s audited consolidated financial statements, including the notes thereto, as of and for such years, available in Equant’s 2004 annual report to shareholders on Equant’s website at www.equant.com. Generally accepted accounting principles in France differ in certain respects from accounting principles generally accepted in the United States. Differences which have significant effect on the consolidated net income and shareholders’ equity of Equant are set out in Equant’s Form 20-F for the year ended December 31, 2003, available on Equant’s website. The following summary is qualified in its entirety by such audited consolidated financial statements and the notes thereto, which are incorporated herein by reference. See “Other Matters — Where You Can Find More Information.”

	At and for Year Ended December 31,
	2003	2004(1)
	(U.S. dollars in millions, except share and per share data)
Consolidated statements of operations data:
Sales of services and products	$2,948.9	$2,913.9
Operating loss	(275.9)	(375.0)
Net loss	(356.2)	(274.2)
Net loss per share:
Basic	(1.22)	(0.94)
Weighted average number of shares (thousands):
Basic	292,729	292,904

Consolidated balance sheet data:
Cash and cash equivalents	$330.1	$404.4
Accounts receivable and other current assets	1,234.0	977.8
Non-current assets	1,295.9	1,021.3
Total assets	2,860.0	2,403.5
Current liabilities	1,189.7	1,037.2
Long-term liabilities(1)	141.2	126.5
Minority interests	0.5	0.3
Capital stock	3.3	3.3
Total shareholders’ equity	1,528.6	1,239.5
Total liabilities and shareholders’ equity	2,860.0	2,403.5

Other financial data:
Net cash flow provided by operating activities	$312.4	$53.6
Net cash flow used in investing activities	(282.4)	(125.2)
Net cash flow (used in) provided by financing activities	(156.7)	151.8
Operating result before depreciation, amortization, share plans and restructuring and integration	291.6	132.3
Ratio of earnings to fixed charges	(0.03)	0.19
Book value per share	5.22	4.23

(1)	On January 1, 2004, Equant changed its French generally accepted accounting principles accounting policy for pensions and post-retirement benefits to adopt CRC recommendation 2003-r-01. Equant recorded a cumulative adjustment in equity of $38.0 million to recognize the fair value of the assets and pension benefit obligation as at January 1, 2004. The new French generally accepted accounting principles policy requires the following: (a) using actuarial techniques to make a reliable estimate of the amount of benefit that employees have earned in return for their service in the current and prior periods; (b) discounting that benefit using the Projected Unit Credit Method in order to determine the present value of the defined benefit obligation and the current service cost; (c) determining the fair value of any plan assets; (d) determining the total amount of actuarial gains and losses and the amount of those actuarial gains and losses that should be recognized; (e) where a plan has been introduced or changed, determining the resulting past service cost; and, (f) where a plan has been curtailed or settled, determining the resulting gain or loss.

MARKET PRICE AND DIVIDEND DATA

Equant ordinary shares have been listed on Euronext Paris under the symbol “EQU” (Euroclear France code:12701) and the New York Stock Exchange under the symbol “ENT” since Equant’s initial public offering in July 1998. The following table sets forth the high and low sales prices in U.S. dollars for Equant ordinary shares on the New York Stock Exchange as reported on the New York Stock Exchange Composite Tape and the high and low sales prices in euros for Equant ordinary shares on Euronext Paris, in each case for the quarters and months indicated:

	High	Low	High	Low
	Euronext Paris Price per Share (in Euros)		New York Stock Exchange Price per Share (in Dollars)
2003
First Quarter	€5.82	€3.90	$ 6.49	$4.19
Second Quarter	€6.67	€4.38	$ 7.63	$4.75
Third Quarter	€7.47	€5.53	$ 8.20	$6.06
Fourth Quarter	€8.14	€6.23	$ 9.65	$7.45

2004
First Quarter	€9.15	€7.02	$11.21	$8.60
Second Quarter	€8.17	€5.00	$ 9.74	$6.04
Third Quarter	€6.28	€2.84	$ 7.58	$3.50
Fourth Quarter	€4.14	€3.02	$ 5.39	$3.69

2005
First Quarter	€4.28	€3.30	$ 5.81	$4.38
Second Quarter (through April 19, 2005)	€4.28	€4.27	$ 5.60	$5.34

The following table sets forth the closing price in U.S. dollars for Equant ordinary shares on the New York Stock Exchange, as reported on the New York Stock Exchange Composite Tape, and in euros on Euronext Paris, in each case, on January 21, 2005, the last full trading day before the public announcement of the proposed combination, and on April 19, 2005, the last full trading day before finalization of this Shareholders’ Circular:

	Euronext Paris Price per Share (in Euros)	New York Stock Exchange Price per Share (in Dollars)
January 21, 2005	€3.60	$4.78
April 19, 2005	€4.27	$5.49

Equant has not, to date, paid any dividends on its shares. Equant expects that it will retain all available funds for use in its business, and does not anticipate paying cash dividends in the foreseeable future.

If Equant declares dividends in the future, it may do so either in euros or U.S. dollars. In the event that Equant declares dividends in euros, the amount of U.S. dollars realized by shareholders will vary with the rate of exchange between U.S. dollars and euros, prevailing at the time of the relevant distribution.

THE COMBINATION

Overview

Equant has entered into a definitive combination agreement pursuant to which Equant will sell to France Telecom all of Equant’s assets, other than (a) the consideration to be received by Equant from France Telecom pursuant to the combination agreement, (b) Equant’s rights under the combination agreement, (c) Equant’s employee option plan and the proceeds of any exercise of options thereunder, and (d) records relating to Equant’s corporate organization.

In exchange, France Telecom will (a) assume all of Equant’s liabilities other than those relating to Equant’s obligations in respect of making a (currently intended single) liquidating distribution to its shareholders of the consideration for the combination, withholding taxes in respect thereof, outstanding stock options, and agreements and covenants contained in the combination agreement to be performed by Equant, and (b) pay Equant €1,259,585,588.30 (referred to in this Shareholders’ Circular as the cash purchase price) plus additional cash payments (referred to in this Shareholders’ Circular as the additional cash payments) equal to the amounts payable by Equant under the terms of the combination agreement in respect of outstanding stock options (net of any proceeds from their exercise).

Completion of the asset sale is subject to several conditions, including shareholder approval of the resolutions of the Equant Management Board to enter into the combination agreement. This Shareholders’ Circular has been sent to you in connection with the Extraordinary General Meeting of Shareholders that is being convened for Equant shareholders to consider and approve such matters. The resolutions will be validly adopted upon their approval by a simple majority of the votes cast at the extraordinary general meeting. France Telecom has agreed to vote, or cause to be voted, all Equant shares owned by it or its controlled affiliates in favor of such resolutions. Accordingly, given that France Telecom and its controlled affiliates own Equant shares representing approximately 54.1% of the voting power of all Equant shares, the approval of the resolutions at the extraordinary general meeting is assured without the affirmative vote of any other shareholders.

As promptly as practicable after the completion of the asset sale and pursuant to the combination agreement, Equant will make one or more liquidating distributions to its shareholders of the consideration received by Equant from France Telecom in the asset sale, which represents an implied consideration of €4.30 per Equant share and, in accordance with applicable law, liquidate Equant. It is currently intended that a single liquidating distribution be made for the entire amount to be so distributed.

The Combination Agreement

The following is a summary of the material terms of the combination agreement, and is qualified in its entirety by reference to the complete text of the combination agreement, which is available on Equant’s website as Exhibit B to this Shareholders’ Circular and is incorporated by reference into this Shareholders’ Circular. Because the combination agreement is the primary legal document that governs the combination, you should read carefully the complete text of the combination agreement for its precise legal terms and other information that may be important to you.

The Asset Sale

The combination agreement provides for the sale by Equant to France Telecom of all of Equant’s assets, other than:

•	the consideration to be received by Equant from France Telecom pursuant to the combination agreement;

•	Equant’s rights under the combination agreement;

•	the employee option plan and the proceeds of any exercise of options thereunder; and

•	records relating to Equant’s corporate organization.

In exchange for such assets, the combination agreement provides that France Telecom will:

•	assume all of Equant’s liabilities other than those relating to Equant’s obligations in respect of making the (currently intended single) liquidating distribution, withholding taxes in respect thereof, outstanding stock options, and agreements and covenants contained in the combination agreement to be performed by Equant; and

•	pay Equant €1,259,585,588.30 plus additional cash payments equal to the amounts payable by Equant under the terms of the combination agreement in respect of outstanding stock options (net of any proceeds from their exercise) (see “— Stock Options”).

The cash consideration will be paid by France Telecom directly into a segregated bank account of Equant and will only be withdrawn to make the liquidating distribution or to satisfy liabilities retained by Equant.

France Telecom’s Optional Note

If it so elects, France Telecom may pay up to €681,839,596.40 of the consideration with a promissory note payable on the date of the (currently intended single) liquidating distribution. If France Telecom elects to pay any portion of the consideration with a promissory note, it will, until the note has been paid or discharged in full, hold no less than 148,567,348 Equant ordinary shares and 10,000,000 Equant convertible preference shares. Any amounts due in respect of the promissory note will be payable by set-off against the portion of the liquidating distribution payable in respect of Equant shares owned by France Telecom. If France Telecom elects to pay any portion of the consideration with a promissory note, France Telecom will also irrevocably and unconditionally waive any rights to receive any portion of the liquidating distribution in respect of Equant shares owned by France Telecom or its controlled affiliates to the extent France Telecom fails to pay any amount due on such note.

Completion of the Asset Sale

The completion of the asset sale will take place within five business days following the waiver or satisfaction of all of the conditions to the asset sale in the combination agreement, other than those conditions that by their nature are to be satisfied at the completion of the asset sale. For more information see “— Conditions to the Combination.” We intend to complete the asset sale as promptly as practicable, subject to receipt of shareholder approval.

Liquidating Distribution and Liquidation

Equant has agreed that as promptly as practicable after the completion of the asset sale, it will make one or more liquidating distributions to its shareholders of the consideration received by Equant from France Telecom in the asset sale, which represents an implied consideration of €4.30 per Equant share. It is currently intended that a single liquidating distribution be made for the entire amount to be so distributed. The liquidating distribution will not be subject to Dutch dividend withholding tax. See “Special Factors—Tax Consequences of the Proposed Combination to Equant Shareholders—Material Dutch Tax Consequences—Dividend Withholding Tax.”

The aggregate amount of the (currently intended single) liquidating distribution will equal the sum of (a) the cash purchase price plus (b) the additional cash payments and the proceeds from the exercise of options exercised in time to participate in the liquidating distribution in respect of such options, together yielding an amount equal to €4.30 per share in respect of such option, plus (c) any interest received by Equant on such amounts.

Stock Options

Pursuant to the combination agreement, by February 19, 2005, Equant was required to accelerate the vesting of all options outstanding under the employee option plan. As required by the combination agreement:

•	each vested option that is exercised by the holder thereof by or on the twentieth day prior to the business day immediately preceding the date of the liquidating distribution, which date we refer to as the liquidating distribution record date, will be converted into the number of Equant shares issuable thereunder and will participate in the liquidating distribution;

•	each vested option that is exercised by the holder thereof after the twentieth day prior to the liquidating distribution record date and prior to or on the fifteenth day after the liquidating distribution record date will be converted into the right to receive a payment equal to the greater of:

•	€4.30 less the applicable exercise price for such option; and

•	an amount equal to the value of such option calculated in accordance with the Black-Scholes formula (a mathematical formula for calculating the theoretical value of options); and

•	each vested option that remains outstanding and unexercised as of the fifteenth day after the liquidating distribution record date will be converted into the right to receive an amount equal to the value of such option calculated in accordance with the Black-Scholes formula.

The above payments made by Equant in respect of stock options outstanding under the employee option plan will be made to the persons entitled thereto by the twenty-fifth day following the date of the liquidating distribution.

In calculating the value of the options using the Black-Scholes formula, the expected life of the options is capped at 5.5 years and the volatility is assumed to be 50%.

Representations and Warranties

Each of France Telecom and Equant made customary representations and warranties in the combination agreement. These representations and warranties may (i) have been qualified by disclosures made to the other party, (ii) be qualified by materiality standards which may differ from what investors may view as material, and (iii) no longer continue to be true as of any given date. Therefore, you should not assume that the inclusion of representations and warranties below necessarily means that such representations and warranties are accurate with respect to a given matter.

The combination agreement contains customary representations and warranties with respect to Equant and its subsidiaries relating to, among other things,

•	due organization and good standing;

•	authority to enter into, execute and perform the combination agreement and enforceability of the combination agreement;

•	capitalization;

•	ownership of its subsidiaries;

•	no violation of charter documents, applicable law, order or other restriction of a governmental authority or arbitral tribunal or contracts as a result of the combination;

•	any required consents, approvals, authorizations or waivers from or filings with any governmental authority or third person in connection with the combination;

•	title to assets;

•	Equant’s assets and liabilities;

•	accuracy of information contained in Equant’s reports filed with the SEC, with The Netherlands Authority for Financial Markets, with the trade register of the chamber of commerce in Amsterdam, The Netherlands, and with the French stock exchange and authorities, including the financial statements contained in reports filed with the SEC;

•	absence of undisclosed liabilities;

•	absence of material corporate income taxes resulting from the combination;

•	employee benefit plans;

•	collective bargaining agreements and collective representation; and

•	compliance with applicable laws.

In addition, France Telecom made representations and warranties regarding, among other things:

•	due organization and good standing;

•	authority to enter into, execute and perform the combination agreement and enforceability of the combination agreement;

•	no violation of charter documents, applicable law or order or other restriction of a governmental authority or arbitral tribunal, or contracts resulting from the combination; and

•	any required consents, approvals, authorizations or waivers from or filings with any governmental authority or third person in connection with the combination.

Conduct of Business Covenant

Equant has agreed in the combination agreement that until the completion of the combination, it will, and will cause its subsidiaries to, operate their respective businesses in the ordinary course. In particular, Equant has agreed as to itself and its subsidiaries that it will use its reasonable best efforts to preserve its operations, organization, goodwill and relationships, and that it will be subject to certain restrictions with respect to:

•	declaring, setting aside, making or paying any dividends or repurchasing, redeeming or otherwise acquiring capital stock of Equant or its subsidiaries;

•	transferring, issuing, selling or disposing of capital stock of Equant or its subsidiaries, or granting options, warrants, calls or other rights to purchase shares of its or its subsidiaries’ capital stock, other than in connection with the employee option plan;

•	effecting changes in the capitalization of Equant or its subsidiaries;

•	amending its (and its subsidiaries’) articles of association or other organizational documents;

•	entering into any merger or consolidation with, engaging in any new business or investment in, making a loan, advance or capital contribution to, or acquiring securities of, any other person;

•	entering into a contract involving payments in excess of $5 million in the aggregate (other than contracts entered into by a subsidiary of Equant in the ordinary course of business);

•	other than in the ordinary course of business or as required by an agreement in effect as of the date of the combination agreement or applicable law, (a) increasing the annual level of compensation of any employee, (b) granting benefits or other compensation to any employee, (c) increasing coverage or benefits available under existing employee benefit plans or arrangements or amending or terminating any existing benefit plans or arrangements, in each case to, for or with any director, officer, employee or agent of Equant or its subsidiaries, or (d) entering into any employment agreement, other than “at-will” employment without severance, with any director, officer or employee of Equant or any of its subsidiaries;

•	other than as required by law or by a collective bargaining agreement existing as of the date of the combination agreement, entering into, modifying or terminating any collective bargaining agreement or committing to incur any material liability to any labor organization;

•	other than legal proceedings in the ordinary course of business involving Equant’s subsidiaries and not Equant, commencing or settling any legal proceeding not related to the combination agreement or the combination; or

•	agreeing to do any of the things listed above or taking any actions that would cause any representation and warranty to be untrue.

Mutual Covenants of Equant and France Telecom

Equant and France Telecom have agreed to:

•	use commercially reasonable efforts to obtain all consents and approvals required to consummate the combination including those consents necessary to transfer Equant contracts to France Telecom;

•	make any required filings under applicable laws;

•	use their commercially reasonable efforts to take all actions necessary or appropriate to consummate the combination; and

•	except as required by law, obtain the approval of the other before issuing any press releases or making any public announcements with respect to the combination agreement or the combination.

Non Negotiation; Non-Solicitation

The combination agreement provides that Equant will not and will not permit any subsidiary or director, officer, employee, investment banker, financial advisor, attorney, accountant or other advisor of Equant or any of its subsidiaries to:

•	solicit, initiate or knowingly encourage any acquisition proposal (as described below) by a third party; or

•	participate in discussions or negotiations, furnish information or cooperate with any person regarding any acquisition proposal.

The combination agreement further provides that Equant and its subsidiaries will terminate all existing discussions and negotiations with third parties relating to an acquisition proposal, and request the return or destruction of all confidential information furnished to any third party in connection with such discussions or negotiations.

However, until such time as Equant shareholders approve the combination agreement, Equant may provide information to and negotiate with a third party if:

•	Equant receives a bona fide unsolicited written acquisition proposal from such third party;

•	Equant’s Boards determine in good faith, after consultation with legal and financial advisors, that it is reasonably likely that the acquisition proposal will result in a superior proposal (as described below);

•	Equant’s Boards determine in good faith after consultation with legal advisors that the action is necessary in their reasonable judgment in order to comply with their fiduciary duties under applicable law; and

•	Equant notifies France Telecom of the acquisition proposal and such determination.

Equant must provide France Telecom with any information that is provided to such third party prior to or as soon as reasonably practicable after it is provided to such third party.

An “acquisition proposal” means an inquiry, proposal or offer from a third party with respect to (a) a merger, consolidation, dissolution, recapitalization or other business combination involving Equant, (b) the issuance of 33 1/3% or more of the equity securities of Equant as consideration for the assets or securities of a third party, or (c) the purchase or acquisition in any matter, directly or indirectly, of 33 1/3% or more of the assets of Equant.

A “superior proposal” means an acquisition proposal that any of Equant’s Supervisory Board, Equant’s Management Board or the Special Committee (after consultation with a financial advisor) determines in good faith, to be more favorable to Equant and its shareholders, employees and other stakeholders from a financial, strategic, business or operational point of view than the combination, and reasonably capable of being completed in a reasonable time.

Extraordinary General Meeting; Recommendation

Equant has agreed that as promptly as practicable following the date of the combination agreement, it will hold a meeting of its shareholders for the purposes of obtaining the affirmative vote of a majority of such shareholders approving the resolution of Equant’s Management Board to enter into the combination agreement and any other resolution necessary or advisable in order to facilitate the combination. France Telecom has agreed to vote, or cause to be voted, all Equant shares owned by it or its controlled affiliates in favor of such resolution.

The combination agreement requires that:

•	Equant, through Equant’s Supervisory Board and Equant’s Management Board, recommend that Equant shareholders approve the combination; and

•	none of Equant’s Supervisory Board, Equant’s Management Board or the Special Committee may withdraw (or modify in a manner that is adverse to France Telecom) its approval or recommendation of the combination.

However, each of Equant’s Boards or the Special Committee, may withdraw or modify (in a manner that is adverse to France Telecom) its recommendation of the combination if:

•	Equant receives a superior proposal;

•	Equant’s Supervisory Board, Equant’s Management Board or the Special Committee, as the case may be, determines in good faith after consultation with legal and financial advisors that withdrawal or modification is necessary in its reasonable judgment in order to comply with its fiduciary duties under applicable law;

•	Such Equant Board or the Special Committee, as the case may be, provides France Telecom with five days notice of its intent to so withdraw or modify its recommendation, which notice shall include the terms and conditions of the superior proposal; and

•	Such Equant Board or the Special Committee, as the case may be, continues to believe after such five days, after taking into account any legally binding offer of France Telecom to modify the terms of the combination agreement, that such acquisition proposal continues to constitute a superior proposal.

Finally, nothing in the combination agreement shall prohibit either Equant Board or the Special Committee from making any required disclosure to the shareholders of Equant or the public if, in the good faith judgment of such Equant Board or the Special Committee, as the case may be, after consultation with legal counsel, failure to do so could reasonably be expected to constitute a violation of applicable law.

Employee Matters

Employees of Equant N.V. who, immediately prior to the completion of the asset sale, fall within the scope of Article 7:662 of the Dutch Civil Code will by operation of law enter the employment, effective as of the completion of the asset sale, of France Telecom on identical terms and conditions as those which applied to such employees prior to the completion of the asset sale. France Telecom will offer employment with France Telecom, a subsidiary or Equant Finance B.V., effective as of the completion of the asset sale, to each employee of Equant N.V. whose employment will not transfer by operation of law to France Telecom in connection with the combination (i) at the same annual salary or hourly wage rate payable to such employee prior to the completion of the asset sale, (ii) in a position with comparable responsibilities to such employee’s position prior to the completion of the asset sale and in the same principal work location as such employee was employed prior to the completion of the asset sale and which otherwise meets the requirements described in the next paragraph.

For the one-year period following the completion of the asset sale, France Telecom will, or will cause its subsidiaries to, (a) pay each employee of Equant or its subsidiaries who is located outside of Europe and who continues employment with France Telecom or its subsidiaries after the completion of the asset sale, who we refer to as non-European employees, an annual base salary or hourly wage rate no less than that provided to the employee prior to the completion of the asset sale and (b) provide benefits (excluding bonus compensation) that are substantially similar in the aggregate to those provided to the non-European employees prior to the completion of the asset sale, in each case subject to France Telecom’s and its subsidiaries’ applicable transfer and mobility policies. France Telecom will provide the non-European employees with service credit for their employment with Equant and its subsidiaries prior to the completion of the asset sale for purposes of eligibility and vesting and, with respect to vacation and severance benefits, benefit accrual in any benefit plan in which the non-European employees are eligible to participate after the completion of the asset sale to the same extent service was recognized under the analogous plan maintained by Equant or its subsidiaries prior to the completion of the asset sale. However, the combination agreement does not entitle any non-European employee to continue employment with France Telecom or its affiliates other than as required by applicable law. The combination agreement also specifies the treatment of pre-existing conditions, deductibles and waiting periods with respect to non-European employees under health plans in which the non-European employees participate after the completion of the asset sale.

France Telecom also agreed to assume each severance plan of Equant N.V. in which employees of Equant or its subsidiaries participate prior to the completion of the asset sale and to maintain such plans of Equant and its subsidiaries as in effect immediately prior to the closing for at least one year following completion of the asset sale. France Telecom will use reasonable efforts to not knowingly take or omit to take and to not permit any of its subsidiaries to knowingly take or omit to take any action that would subject any non-European employee to a tax pursuant to Section 409A of the Internal Revenue Code in connection with the transactions contemplated by the combination agreement.

Delisting and Deregistration

Equant has further agreed that as promptly as practicable following the completion of the asset sale it will, subject to (and in accordance with) applicable laws and regulations, suspend the listing and trading of Equant ordinary shares on, and cause Equant ordinary shares to be delisted from, Euronext Paris and the New York Stock Exchange. (It is currently anticipated that the listing and trading of Equant ordinary shares on Euronext Paris and the New York Stock Exchange will be suspended on or as promptly as practicable following the date of the extraordinary general meeting.) Equant has also agreed to terminate the registration of its ordinary shares under the Exchange Act and suspend its reporting obligations thereunder.

Indemnification and Insurance

Subject to certain limitations, France Telecom has agreed to indemnify to the fullest extent permitted under applicable law all past and present directors, officers and employees of Equant and its subsidiaries for acts or omissions occurring at or prior to the completion of the asset sale in their capacities as such to the extent provided in Equant’s or its subsidiaries’ charter or other applicable organizational documents or applicable contract. From and after the completion of the asset sale, France Telecom has agreed to indemnify to the fullest extent permitted under applicable law, subject to certain limitations, such indemnified parties for all losses to the extent arising from, relating to, or otherwise in respect of any actual or threatened legal proceedings in respect of actions or omissions occurring or alleged to have occurred in connection with the fact that the indemnified party is an officer, director or employee of Equant or with the combination agreement and the transactions contemplated thereby. In the event of any legal proceeding for which such indemnified party may be entitled to indemnification, France Telecom will pay the reasonable fees and expenses of counsel selected by the indemnified party on demand, but on no more than a monthly basis.

The combination agreement requires that, for a period of at least five years after the completion of the asset sale, France Telecom will maintain directors’ and officers’ liability insurance on behalf of all officers and directors of Equant who are covered as of the date of the combination agreement by the directors’ and officers’ insurance maintained by France Telecom with respect to acts and omissions occurring on or prior to their resignation or the expiration of their term. Such directors’ and officers’ insurance will be no less advantageous to the covered officers and directors than the coverage then in place for France Telecom’s officers and directors.

Conditions to the Combination

Equant’s and France Telecom’s obligations to effect the combination are conditioned upon the approval, by a majority of the votes cast at the extraordinary general meeting, of the resolutions to effect the combination.

In addition, France Telecom’s obligation to effect the combination is subject to the satisfaction or waiver of the following conditions:

•	Equant’s representations and warranties in the combination agreement (other than representations and warranties made as of a specified date, which need be true only as of the specified date) being true and correct (without giving effect to any qualifications or exceptions relating to materiality or material adverse effect), except where the failure to be true and correct would not reasonably be expected to have, in the aggregate, a material adverse effect on Equant or its ability to consummate the transactions contemplated in the combination agreement in a timely manner or to complete the liquidation within a reasonable period of time after the completion of the asset sale;

•	Equant having performed all of its obligations and covenants under the combination agreement, except where the failure to do so (without giving effect to any qualifications or exceptions relating to materiality or material adverse effect) would not reasonably be expected to have, in the aggregate, a material adverse effect on Equant or its ability to consummate the transactions contemplated in the combination agreement in a timely manner or to complete the liquidation within a reasonable period of time after the completion of the asset sale;

•	the absence, since the date of the combination agreement, of any natural catastrophe, act of terrorism, act of war, act of God, international calamity or emergency, or material suspension or limitation of trading of shares on Euronext Paris or the New York Stock Exchange that, individually or in the aggregate, has had or caused or could reasonably be expected to have or cause (a) a material adverse effect on Equant and its subsidiaries taken as a whole or (b) a material adverse effect on the ability of France Telecom or Equant to consummate the transactions contemplated by the combination agreement or perform their obligations under the combination agreement by December 31, 2005, or, with respect to Equant, to complete the liquidation within a reasonable period of time after the completion of the asset sale;

•	France Telecom shall have made the filings under the Exchange Act required in connection with the combination agreement; and

•	the absence of any law or order that would prohibit, or materially modify or restrict, the combination:

•	issued by a governmental authority of the European Union (or any member state) or the United States, or;

•	issued by any other jurisdiction, the violation of which could reasonably be expected to have a material adverse effect on France Telecom or its ability to consummate the transactions contemplated in the combination agreement in a timely manner, or could reasonably be expected to result (as determined in good faith after consulting legal counsel) in personal liability of directors or executive officers of France Telecom or its subsidiaries.

In addition, Equant’s obligation to effect the combination is subject to the satisfaction or waiver of the following conditions:

•	France Telecom’s representations and warranties in the combination agreement (other than representations and warranties made as of a specified date, which need be true only as of the specified date) being true and correct (without giving effect to any qualifications or exceptions relating to materiality or material adverse effect), except where the failure to be true and correct would not reasonably be expected to have, in the aggregate, a material adverse effect on France Telecom’s ability to consummate the transactions contemplated by the combination agreement in a timely manner;

•	France Telecom having performed all of its obligations and covenants under the combination agreement, except where the failure to do so (without giving effect to any qualifications or exceptions relating to materiality or material adverse effect) would not reasonably be expected to have, in the aggregate, a material adverse effect on France Telecom’s ability to consummate the transactions contemplated by the combination agreement in a timely manner;

•	Equant having made any required filings with the SEC, Euronext Paris and the New York Stock Exchange and received any required related approvals from Euronext Paris and the New York Stock Exchange;

•	the absence of any law or order that would prohibit, or materially modify or restrict, the combination:

•	issued by a governmental authority of the European Union (or any member state) or the United States; or,

•	issued by any other jurisdiction, the violation of which could reasonably be expected to have a material adverse effect on Equant or its ability to consummate the transactions contemplated in the combination agreement in a timely manner or to complete the liquidation within a reasonable period of time after the completion of the asset sale, or could reasonably be expected to result (as determined in good faith after consulting legal counsel) in personal liability of members of Equant’s Management Board, Equant’s Supervisory Board or the Special Committee.

Termination

The combination agreement may be terminated at any time prior to the completion of the asset sale:

•	by the mutual written consent of Equant and France Telecom;

•	by Equant or France Telecom, if:

•	the combination has not been completed on or prior to December 31, 2005, provided that this right to terminate will not be available to any party whose action or failure to act has been a principal cause of or resulted in the failure of the asset sale to occur by December 31, 2005; or

•	Equant’s Management Board, Equant’s Supervisory Board or the Special Committee has withdrawn (or modified in a manner that is adverse to France Telecom) its approval or recommendation of the combination agreement (provided that in the case of termination by Equant such withdrawal (or modification) is made as permitted by the combination agreement, see “— Extraordinary General Meeting; Recommendation”).

•	by France Telecom, if:

•	there has been a breach by Equant of any representation, warranty, covenant or agreement contained in the combination agreement that would result in the failure of a condition to the completion of the asset sale being satisfied and which is incapable of being cured or is not cured within 30 calendar days after written notice of the breach is given to Equant; and

•	by Equant, if:

•	there has been a breach by France Telecom of any representation, warranty, covenant or agreement contained in the combination agreement that would result in the failure of a condition to the completion of the asset sale being satisfied and which is incapable of being cured or is not cured within 30 calendar days after written notice of the breach is given to France Telecom.

Special Committee Authority

Equant has agreed to consult with the Special Committee and its representatives with respect to any matter relating to the implementation and the enforcement of the combination agreement in accordance with its terms, and to give due consideration to any views expressed by the Special Committee or its representatives in connection therewith. Equant also has granted the independent directors an irrevocable and exclusive power of attorney on behalf and at the reasonable expense of Equant to implement and enforce the combination agreement in accordance with its terms in the event that the Special Committee determines in good faith that Equant has failed to timely and properly enforce and perform the combination agreement in any material respect. This power of attorney does not include the right to cause Equant to consent to any amendment, supplement or waiver of any portion of the combination agreement.

Amendment

The parties may amend, supplement or waive any provision of the combination agreement only in writing signed by the party against whom enforcement of the amendment is sought and, with respect to any amendment, supplement or waiver by Equant, only with the prior written consent of Equant’s independent directors then in office.

Expenses

France Telecom and Equant have each agreed to pay their own expenses in connection with the combination agreement and the completion of the combination except that all costs and expenses incurred by Equant after the completion of the asset sale that are reasonably necessary for the dissolution and liquidation of Equant and the continued existence of Equant through the date of its final liquidation will be borne by France Telecom.

Liquidation Process

General

The resolution to dissolve Equant will become effective immediately following the completion of the asset sale and will be irreversible. The corporate purpose of Equant from then onwards will be focused solely on the liquidation of its remaining assets. Equant will not immediately cease to exist at the completion of the asset sale, but will continue to exist for as long as is necessary to liquidate its assets, without carrying on any activity other than liquidation-related activities.

Effective as of the appointment of the liquidator (as explained in detail below under “—Appointment of Liquidator”), the Management Board will no longer be in place, and the liquidator appointed at the extraordinary general meeting will take on the same duties and responsibilities as a member of Equant’s management board to the extent they are consistent with the liquidation process. The liquidator’s actions will be supervised by the Supervisory Board.

The liquidator will prepare a statement of account showing the amount and composition of the liquidation surplus. In addition, the liquidator will prepare a plan of distribution. Both the statement of account and the plan of distribution must be made available for inspection at Equant’s offices and the trade register of the Chamber of Commerce in Amsterdam. The liquidator must announce in a newspaper with a national distribution in The Netherlands where and until what date the documents will be available for inspection. At the date of the announcement, a two-month opposition period commences. During this period any creditor or person entitled to the liquidation proceeds (i.e., Equant shareholders) may oppose the statement of account or the plan of distribution by submitting objections to the competent district court. After the two-month opposition period has lapsed and any objections are either withdrawn or irrevocably resolved, the liquidator may proceed with the final distribution of the liquidation surplus.

Equant will cease to exist at the moment that all payments to creditors as part of the liquidation process have been settled and all liquidation surplus has been distributed. Upon Equant ceasing to exist, all of its shares will automatically cease to exist.

Pursuant to Dutch law, if at any time after a company has ceased to exist an asset or liability becomes apparent that was not taken into account at the time of the liquidation, the competent court may reopen the liquidation at the request of an interested party. The reopening of the liquidation of a company may result in a claim against the beneficiaries of the liquidated surplus (i.e., Equant shareholders) for repayment of any excess distributions. However, in accordance with the combination agreement, as of the completion of the combination, France Telecom will bear the risk of substantially all liabilities and is entitled to substantially all assets of Equant, including those liabilities and assets that are unknown to Equant and France Telecom at the time of the liquidation. See “— The Combination Agreement.”

Shareholders’ Distribution

As part of the liquidation process, the liquidator may make provisional distribution payments to Equant shareholders prior to the availability of the statement of account and plan of distribution referred to above under “— General,” if the liquidator has established that either all liabilities are satisfied or that Equant will continue to be able to satisfy any remaining liabilities after the provisional distribution payments have been made.

In the combination agreement, France Telecom has agreed to assume, pay, perform and discharge when due and indemnify Equant from, and hold it harmless against, substantially all current and future liabilities of Equant (See “— The Combination Agreement”). On the basis of this arrangement, Equant expects that as promptly as practicable following the completion of the asset sale, the liquidator will make a single provisional liquidating distribution to Equant’s shareholders. The aggregate amount of the liquidating distribution will equal the sum of (a) the cash purchase price plus (b) the additional cash payments and the proceeds from the exercise of options exercised in time to participate in the liquidating distribution in respect of such options, together yielding an amount equal to €4.30 per share, plus (c) any interest received by Equant on such amounts. Shareholders who hold Equant New York Shares will receive, in accordance with existing arrangements with JPMorgan Chase Bank N.A., Equant’s New York transfer agent and registrar, the U.S. dollar equivalent thereof in cash converted at the spot rate at the time of conversion, which shall be as soon as reasonably practicable following the liquidating distribution (net of expenses of the conversion of euros into U.S. dollars).

The liquidating distribution will be made to the holders of the outstanding Equant ordinary shares, and Equant convertible preference shares, each Equant convertible preference share being given the same entitlement to such distribution as one Equant ordinary share. The liquidating distribution record date will be the business day immediately preceding the liquidating distribution. Subject to any final distribution of the liquidation surplus (and noting that it is currently intended that a single liquidating distribution be made for the entire amount to be so distributed), Equant shareholders holding shares on the liquidating distribution record date will not be eligible to receive any further payments of any kind. Furthermore, because Equant ordinary shares will be suspended from trading on and subsequently delisted from Euronext Paris and the New York Stock Exchange on or as promptly as practicable following the date of the extraordinary general meeting, there is expected to be no active trading market for Equant ordinary shares after the approval of the combination at the extraordinary general meeting. Equant N.V. will cease to exist at the moment that all payments to creditors as part of the liquidation process have been settled and all liquidation surplus has been distributed, and at such time all such outstanding shares will automatically cease to exist.

In accordance with Dutch law and Equant’s articles of association, any liquidating distribution that is not successfully paid out to a shareholder will be held by Equant for a further period of six months pending collection by such shareholder, and any liquidating distribution that remains unclaimed thereafter will be deposited with the Dutch Public Administrator of Unclaimed Debts (consignatiekas).

Appointment of Liquidator

ENV Liquidator B.V., a newly formed wholly owned subsidiary of Freeland Corporate Advisors NV, which we refer to in this Shareholders’ Circular as the Liquidator, has been selected by the Management Board and Supervisory Board, with the agreement of France Telecom and the Special Committee, to be appointed by Equant shareholders to act as Equant’s liquidator (vereffenaar) to be effective immediately after the completion of the asset sale. The Liquidator will be assisted by Freeland Corporate Advisors NV, which will provide accompanying liquidation support services. Biographical information on the sole managing director of the Liquidator, Mr. Timothy C. Koster, can be found below. Should Mr. Koster be unwilling or unable to act as the managing director of the Liquidator for any reason, Freeland Corporate Advisors has agreed to make available another qualified person to be agreed upon by the Supervisory Board.

Mr. Koster, who was born in 1957, is a managing director and principal of Freeland Group and Freeland Corporate Advisors NV in Rotterdam. Mr. Koster is currently also liquidator of formerly Dutch publicly listed Rodamco North America NV i.l. and managing director of NSS Liquidator BV, the liquidator of formerly Dutch/U.S. publicly listed New Skies Satellites NV i.l. Mr. Koster is also a managing director of a number of Dutch listed investment companies, including DIM Vastgoed NV. Previously, Mr. Koster was general counsel of Rodamco N.V. and Rodamco Continental Europe B.V., senior legal counsel of Mountleigh International Plc/Mountleigh Coroco Holding B.V. and an attorney with Trenité Van Doorne. Mr. Koster is also principal of DBR Asset Management, LLC, a U.S. investment management firm, based in Fort Lauderdale, Florida.

The Management Board and Supervisory Board have proposed that the Liquidator and Freeland Corporate Advisors be remunerated (before taking into account applicable Dutch Value Added Tax and any reasonable out-of-pocket expenses that may be incurred by the Liquidator or Freeland Corporate Advisors on behalf of or for the benefit of Equant (other than the cost of incorporation of the Liquidator), in each case to be reimbursed by Equant) as follows: (i) a fixed fee of € 70,000 for the first year, (ii) a fixed fee of € 30,000 for any further years (50% of which will be used as a credit against the variable hourly fee for the relevant year calculated in accordance with the hourly rates set forth below) and (iii) a variable hourly fee calculated in accordance with the following hourly rates (which hourly rates will be adjusted for inflation on January 1 of each year beginning on January 1, 2006) for certain other services of the Liquidator and Freeland Corporate Advisors:

Partner (including Mr. Koster)	€ 290
Associate	€ 150-180, depending on seniority
Administrative staff	€ 100
Support staff	€ 60

France Telecom has agreed to assume the costs of the liquidation. In addition, France Telecom has agreed to indemnify the Liquidator against all losses to the extent arising from or relating to any actual or threatened legal proceeding in respect of actions or omissions occurring or alleged to have occurred in connection with the fact that the liquidator is or was the liquidator of Equant (except in the case such losses arise out of actions or omissions constituting an intentional material breach of the combination agreement by the Liquidator). In the case of such an actual or threatened legal proceeding, France Telecom would pay the reasonable fees and expenses of counsel selected by the liquidator (but not the fees or expenses of more than one counsel in any jurisdiction).

At the extraordinary general meeting, Equant shareholders will be asked to, inter alia (a) appoint the Liquidator as liquidator of Equant, (b) approve the remuneration of the Liquidator and Freeland Corporate Advisors and (c) amend Equant’s articles of association twice, first to change the name of Equant effective upon completion of the asset sale, and second to make certain changes agreed to in the combination agreement effective upon the later to occur of payment of the final liquidating distribution and delisting of Equant ordinary shares from Euronext Paris and the New York Stock Exchange. (See “The Extraordinary General Meeting of Shareholders — Matters to be Considered”).

In accordance with Equant’s articles of association, the liquidator must designate a custodian to keep the books and records of Equant for a period of seven years after the liquidation. The Liquidator has designated France Telecom to be appointed as custodian at the extraordinary general meeting.

Pursuant to article 31.1 of Equant’s articles of association, the Supervisory Board is responsible for supervising and overseeing the liquidation of Equant to be effective immediately after the completion of the asset sale. The combination agreement provides, however, that the term of the Supervisory Board’s independent directors will automatically expire upon the later to occur of the liquidating distribution of the consideration from the asset sale to Equant’s shareholders and the delisting of the Equant ordinary shares from Euronext Paris and the New York Stock Exchange.

Amendment of Equant’s Articles of Association

Equant’s shareholders are being asked at the extraordinary general meeting to approve two separate amendments to Equant’s articles of association.

First, the shareholders of Equant are being asked to approve an amendment to the articles of association of Equant to change the name of Equant N.V. to ENV International N.V., effective upon the completion of the asset sale. The intent of this name change is to prevent confusion following the asset sale in the markets in which Equant operates because France Telecom intends to continue the business operations of Equant under their current name. Following this amendment, Equant’s articles of association will be in the form of the amended and restated articles of association available on Equant’s website as Exhibit G to this Shareholders’ Circular.

Second, in accordance with the combination agreement, the shareholders of Equant are being asked to approve an amendment to the articles of association of Equant, effective upon the later to occur of payment of the final liquidating distribution and delisting of Equant ordinary shares from Euronext Paris and the New York Stock Exchange, to eliminate (a) any requirement thereafter that the Supervisory Board include any independent directors and (b) the special functions and powers of such independent directors. Following this amendment, Equant’s articles of association will be in the form of the amended and restated articles of association available on Equant’s website as Exhibit H to this Shareholders’ Circular.

Each of the independent directors of the Supervisory Board will submit to Equant a letter of resignation from the Supervisory Board, effective upon the effective date of the amendment of the Equant articles of association to make certain changes agreed to in the combination agreement.

INFORMATION CONCERNING EQUANT AND FRANCE TELECOM

Equant

Equant is a company organized under the laws of The Netherlands as a limited liability company (naamloze vennootschap). Equant’s principal executive office is located at Heathrowstraat 10, 1043 CH Amsterdam, The Netherlands, and its telephone number is (31) 20 606 9100. Equant also maintains executive offices in Herndon, Virginia in the United States and in Paris, France.

Equant provides global, integrated and customized communications infrastructure solutions for Multinational Companies and international institutions. Equant serves customers with telecommunication services comprised of data and Internet Protocol network products and value-added services as well as network integration services and outsourcing solutions. Using Equant’s portfolio of value-added services and the seamless geographic reach of the Network, which currently spans 220 countries and territories with local support in 149 countries, Equant customers can access their own company’s information and applications, as well as applications available from the Internet, anywhere in the world through direct connections or “dial-up” from portable computers or other network access interfaces.

At December 31, 2004, the end of Equant’s most recently reported fiscal year, Equant reported under French generally accepted accounting principles total assets of $ 2,403.5 million and total shareholders’ equity of $1,239.5 million. Equant’s total revenue for the full year 2004 was $2,913.9 million.

During the past five years, Equant has not been convicted in a criminal proceeding, nor has it been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining Equant from future violations of, or prohibiting the activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

For information about Equant’s Supervisory Board and Management Board members and executive officers, see “Information about Directors and Executive Officers — Directors and Executive Officers of Equant.”

Atlas Services Belgium

Atlas Services Belgium (formerly known as Atlas Telecommunications) is a corporation organized under the laws of Belgium as a société anonyme with its principal offices located at 149, rue du Colonel Bourg, 1140 Brussels, Belgium.

Atlas Services Belgium is an indirect substantially wholly owned subsidiary of France Telecom. Its principal business activities relate to the holding and financing of interests in certain subsidiaries of France Telecom, including Equant.

During the past five years, Atlas Services Belgium has not been convicted in a criminal proceeding, nor has it been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining Atlas Services Belgium from future violations of, or prohibiting the activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

For information about Atlas Services Belgium’s directors and executive officers, see “Information about Directors and Executive Officers — Directors and Executive Officers of Atlas Services Belgium.”

Cogecom

Cogecom is a corporation organized under the laws of the Republic of France as a société anonyme with its principal offices located at 6, place d’Alleray, 75505 Paris Cedex 15, France.

Cogecom is a direct substantially wholly owned subsidiary of France Telecom. Its principal business activities relate to the holding and financing of interests in certain subsidiaries of France Telecom, including, indirectly through Atlas Services Belgium, Equant.

During the past five years, Cogecom has not been convicted in a criminal proceeding, nor has it been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining Cogecom from future violations of, or prohibiting the activities subject to, federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

For information about Cogecom’s directors and executive officers, see “Information about Directors and Executive Officers — Directors and Executive Officers of Cogecom.”

France Telecom

France Telecom is a corporation organized under the laws of the Republic of France as a société anonyme with its principal offices located at 6, place d’Alleray, 75505 Paris Cedex 15, France, and its telephone number is +33 1 44 44 22 22.

France Telecom is one of the world’s leading telecommunications carriers, with 124.9 million customers on the five continents and full-year consolidated operating revenues of €47.2 billion in 2004. Through its major international brands, including Orange, Wanadoo, Equant and GlobeCast, France Telecom provides businesses, consumers and other carriers with a complete portfolio of solutions that spans local, long-distance and international telephony, wireless, Internet, multimedia, data, broadcast and cable TV services. France Telecom is the second-largest wireless operator and Internet access provider in Europe, and a world leader in telecommunications solutions for multinational corporations. France Telecom is listed on the Eurolist by Euronext Paris and the New York Stock Exchange.

As of April 19, 2005, France Telecom, through Cogecom and Atlas Services Belgium, beneficially owned (assuming conversion in full of the Equant convertible preference shares described below into newly-issued Equant ordinary shares) 158,567,348 Equant ordinary shares representing approximately 54.1% of all of the issued and outstanding Equant ordinary shares and approximately 54.1% of its voting interest. The Equant shares beneficially owned by France Telecom through Cogecom and Atlas Services Belgium consist of the following: (a) 148,567,348 ordinary shares and (b) 10,000,000 convertible preference shares, each automatically convertible into one newly-issued Equant ordinary share on June 29, 2006. These shares were acquired by France Telecom and its indirect substantially wholly owned subsidiary, Atlas Services Belgium, on June 29, 2001 as part of a series of interrelated transactions described in “Special Factors — Background of the Combination — Background of France Telecom’s Investment in and Relationship with Equant.”

During the past five years, France Telecom has not been convicted in a criminal proceeding, nor has it been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining France Telecom from future violations of, or prohibiting the activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Information about France Telecom’s directors and executive officers, see “Information about Directors and Executive Officers — Directors and Executive Officers of France Telecom.”

INFORMATION ABOUT DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers of Equant

The names and positions of the members of Equant’s Supervisory or Management Boards and Equant’s executive officers are set forth below. Unless otherwise specified, each member of Equant’s Supervisory or Management Boards and Equant’s executive officer has his principal business address at c/o Equant, Heathrowstraat 10, 1043CH Amsterdam, The Netherlands. During the past five years, none of the persons set forth below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree for final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such U.S. federal or state securities laws.

Name and present position with Equant	Material occupations, positions, offices or employment during the past five years; Country of Citizenship
Barbara Dalibard Chairperson of the Supervisory Board	Born 1958. Elected a member of Equant’s Supervisory Board as a France Telecom nominee on February 19, 2003, for an indefinite term, she was appointed Chairperson of the Supervisory Board on February 28, 2003. At France Telecom, she was appointed Executive Vice President of Enterprise Communication Services of France Telecom in April 2004. She had served as Executive Vice President of the Corporate Solutions Division of France Telecom since January 2003. Ms. Dalibard began her career with France Telecom S.A. in 1982, holding various commercial sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom S.A. in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole normale supérieure, a qualified math teacher and a graduate of the Ecole nationale supérieure des Telecommunications. She is a French citizen.

Michel Combes Supervisory Director	Born 1962. Elected a member of Equant’s Supervisory Board as a France Telecom nominee on July 15, 2004, for an indefinite term. At France Telecom, he was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation in February 2005. He was appointed Senior Vice President of Group Finance and Chief Financial Officer in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in industrial engineering. Michel Combes is Chairman of the Board of Directors of PagesJaunes and Chairman of the Supervisory Board of ASSYSTEM-BRIME. Mr. Combes is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a French citizen.

Frank Dangeard Supervisory Director	Born 1958. Elected a member of Equant’s Supervisory Board as a France Telecom nominee on February 19, 2003, for an indefinite term. From 1999 to 2002, he was a Senior Executive Vice-President and Vice-Chairman of Thomson. From 2002 to September 2004, he was a Senior Executive Vice President and a member of the Executive Committee, in charge of Financial Rebalancing and Value Creation, at France Telecom. Since September 2004, he has been Chairman and CEO of Thomson. He is also a member of the Board of EDF (Electricite de France) and Orange. He is a French citizen.

Stéphane Pallez Supervisory Director	Born 1959. Elected a member of Equant’s Supervisory Board as a France Telecom nominee on December 14, 2004, for an indefinite term. At France Telecom, she was appointed Senior Vice President assisting the Senior Executive Vice President in charge of Financial Rebalancing and Value Creation in April 2004. Prior to joining France Telecom, Stéphane Pallez was Head of the Department for European and International Affairs at the Treasury Department of the Ministry of the Economy, Finance and Industry, Chairman of the Club de Paris and Director of the European Investment Bank between 2000 and 2004. During her career at the Treasury Department, she held the position of Deputy in charge of State Holdings between 1998 and 2000 and Deputy Director for Insurance. Between 1991 and 1993, she was a technical advisor on industrial matters to the Cabinet of the Minister of Economy and Finance, successively Pierre Béregovoy then Michel Sapin. Between 1988 and 1990, she was a Substitute Director at the World Bank in Washington D.C. Stéphane Pallez is a graduate of the Institut d’études politiques de Paris (1980) and Ecole nationale d’administration (1984). She is a Knight of the French Ordre National du Mérite. She is a French citizen.

Fritz Fröhlich Supervisory Director	Born 1942. Elected a member of Equant’s Supervisory Board, as an independent director, on February 19, 2003, for an indefinite term. From 1998 to April 2004, he was Deputy Chairman and Chief Financial Officer of Akzo Nobel NV. He is also a Supervisory Board member of DRAKA NV, Amsterdam, Netherlands, Allianz Nederland Groep NV, Rotterdam, Netherlands, Gamma Holding NV, Helmond, Netherlands, and the Randstad Holding NV, Diemen, Netherlands and ASML, Veldhoven, Netherlands. He is a German citizen.

Hans-Peter Kohlhammer Supervisory Director	Born 1947. Elected a member of Equant’s Supervisory Board, as the SITA Nominee, on July 24, 2003, for an indefinite term. From 1999 to June 2000, he was President, Western Europe, of GTS in London. From 2000 to April 2001, he was running his own company. From April 2001 to 2003, he was CEO of Grundig AG. Since July 1, 2003, he has been the CEO and Director General of SITA SC. He is also a member of the Supervisory Board of Mobilcom AG since December 18, 2003. He is a German citizen.

James Meyer Supervisory Director	Born 1954. Elected a member of Equant’s Supervisory Board, as a France Telecom Nominee, on February 19, 2003, for an indefinite term. From 1988 to 2001, he worked at Thomson in Indianapolis, especially as a Senior Executive Vice President between 1997 and 2001. Since November 2001, he has been President of Aegis Ventures, Inc. He is also President-Operations and Sales of Sirius Satellite Radio Inc., since May 2004 and a member of the Board of Gemstar-TV Guide and Progressive Gaming, Inc. He is a US citizen.

Roberto Quarta Supervisory Director	Born 1949. Elected a member of Equant’s Supervisory Board, as an independent director, on May 23, 2002, for an indefinite term. From 1993 to 2001, he was CEO of BBA Group plc. He has also served as a non-executive director of Powergen plc. Since 2001, he has been a Principal of Clayton, Dubilier & Rice International, Inc. and Clayton, Dubilier & Rice Limited, a private equity firm. He is also non-executive Chairman of BBA Group plc. and a member of the Board of Directors of Azure Dynamics and CD&R Investment Associates VI, Inc. He is an Italian citizen.

Irving Yoskowitz Supervisory Director	Born 1945. Elected a member of Equant’s Supervisory Board, as an independent director, on October 15, 1998, for an indefinite term. He is an attorney with Crowell & Moring, and Senior Partner of Global Technology Partners, LLC. He also served as a director for BBA Group plc. until 2004, and he currently serves as a director of SIRVA, Inc. He is a US citizen.

Charles Dehelly President and Chief Executive Officer Director	Born 1950. Appointed Equant’s President and Chief Executive Officer on December 23, 2004, and ratified by the shareholders and elected a managing director on January 26, 2005. He was formerly Senior Executive Vice President and a member of The Thomson Corporation’s Executive Committee. Mr. Dehelly started his professional career in 1974 in manufacturing operations at Esswein, where he was appointed General Manager in 1977. From 1984 to 1987, he was President of the Home Appliances Division of the Thomson Group. From 1987 to 1992, he was President of the Television Division of Thomson in Europe and Asia. In 1992, Mr. Dehelly joined Bull, where he was responsible for Industrial Operations. From 1993 to February 1998, he was Senior Executive Vice President of Bull Group, President of Bull S.A., President of the PC Division and President of Bull Europe. Mr. Dehelly returned to The Thomson Corporation in February 1998 as Senior Executive Vice President in charge of Strategic Business Units (SBUs) as well as Sourcing, IT Systems and Business Performance Improvement programs. He was appointed Chief Operating Officer in September 2001 and was CEO from October 2002 to September 2004. He is a French citizen.

Hervé Kauffmann Director	Born 1962. Appointed Equant’s Chief Operating Officer effective July 1, 2004, and elected a managing director on October 27, 2004. From 1999 to 2001, he was employed by Dutchone (now Orange Netherlands), first as a Vice President-Business Market, then as the Deputy CEO. Between 2001 and 2003, he was the CEO of Uni2 in Spain. Then from 2003 to 2004, he was in charge of Business Development for France Telecom’s corporate customers- was responsible for strategy definition, partnership management and business development. Prior to that, Mr. Kauffmann was chairman and CEO of Uni2, a subsidiary of France Telecom and an alternative telecom operator in Spain. He is a French citizen.

Howard Ford Special Advisor and former Director	Born 1950. Appointed Equant’s President Sales & Marketing on February 25, 2002, and elected as a managing director on October 28, 2003 and served as such until his resignation effective April 1, 2005. He joined Equant in 1997, as President for the Europe, Middle East and Africa (EUMA) Region, where he was responsible for the regional P/L. He is now also non-executive Chairman of Servista Ltd., and Chairman of The Branshaw Foundation, a charitable foundation. Mr. Ford resigned as a member of the Management Board on April 1, 2005. He is a British citizen.

Yves Guillaumot Chief Financial Officer	Born 1958. Appointed Equant’s Chief Financial Officer on February 1, 2005 and elected a managing director on April 1, 2005. From July 1998 to May 2004, he worked at Gemplus International SA, first as a Corporate Controller, then since March 2002 as en Executive Vice-President and Chief Financial Officer. Prior to Gemplus, he has held several executive finance functions at Digital Equipment, including positions in the US and the SEMEA regions from 1987 to 1998. He is a French citizen.

Directors and Executive Officers of Atlas Services Belgium

The names and positions of the directors and executive officers of Atlas Services Belgium are set forth below. Johan Van den Cruijce and Olivier Ysewijn are citizens of Belgium. Bernard Moscheni is a citizen of France and a resident of Belgium. Patrice Couturier and Thierry Lemaître are citizens of France. Unless otherwise specified, each director and executive officer of Atlas Services Belgium has his principal business address at Atlas Services Belgium S.A., 149, rue Colonel Bourg, 1140 Brussels, Belgium. Olivier Ysewijn and Bernard Moscheni have their principal business address at Mobistar S.A., 149, rue Colonel Bourg, 1140 Brussels, Belgium. Johan Van den Cruijce has his principal business address at Wirefree Services Belgium S.A., 149, rue Colonel Bourg, 1140 Brussels, Belgium. Patrice Couturier and Thierry Lemaître have their principal business address at France Telecom, 6, place d’Alleray, 75505 Paris, Cedex 15, France. During the past five years, none of the persons set forth below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree for final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such U.S. federal or state securities laws.

Name and present position with Atlas Services Belgium	Material occupations, positions, offices or employment during the past five years

Patrice Couturier Chairman and Director (since September 10, 2003)

From 2000 until 2001: Financial & Administrative Director, Intelmatique, located at 16-18, rue du Dôme, 92514 Boulogne Billancourt Cedex, France.

From 2001 until 2003: Financial Director, France Telecom Câble.

Since 2003: Controlling Officer Responsible for Subsidiaries, France Telecom, located at 6 place d’Alleray, 75505 Paris, Cedex 15, France.

Director and Chairman of Atlas Services Belgium until 2006.

Thierry Lemaître Director (since December 14, 2004)

Until 2003: Head of Financial Control, Wanadoo, located at 48 rue Camille Desmoulins, 92791 Issy-les-Moulineaux, France.

Since 2003: Chief Financial Officer, Home Division, France Telecom, located at 48 rue Camille Desmoulins, 92791 Issy-les-Moulineaux, France.

Director of Atlas Services Belgium until 2006.

Bernard Moscheni Director (since December 14, 2004)

From 1997 until 2000: Chief Financial Officer of Orange Romania, located at 135-145 Calea Dorobantilor, Bucharest 1, Romania.

From 2000 until Sept. 2004: Chief Executive Officer of Orange Romania, located at 135-145 Calea Dorobantilor, Bucharest 1, Romania.

Since Oct. 2004: Chief Executive Officer of Mobistar, located at 149, rue Colonel Bourg, 1140 Brussels, Belgium.

Director of Atlas Services Belgium until 2006.

Johan Van den Cruijce Director (since February 28, 2001)

From February 1999 until March 2000: Head of Corporate Affairs, Mobistar, located at 149, rue Colonel Bourg, 1140 Brussels, Belgium.

Since April 2000: Director of Corporate Affairs, Wirefree Services Belgium, located at 149, rue Colonel Bourg, 1140 Brussels, Belgium.

Director of Atlas Services Belgium until 2006.

Olivier Ysewijn Director (since February 28, 2001)

From 1996 until February 2005: Group Financial Controller & Head of Corporate Finance, Mobistar, located at 149, rue Colonel Bourg, 1140 Brussels, Belgium.

Since March 2005: Director of Corporate Development & Strategy, Mobistar, located at 149, rue Colonel Bourg, 1140 Brussels, Belgium.

Director of Atlas Services Belgium until 2006.

Directors and Executive Officers of Cogecom

The names and positions of the directors and executive officers of Cogecom are set forth below. Each director and executive officer of Cogecom is a citizen of France. Unless otherwise specified, each director and executive officer of Cogecom has his principal business address at Cogecom S.A., 6, place d’Alleray, 75505 Paris Cedex 15, France. During the past five years, none of the persons set forth below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree for final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such U.S. federal or state securities laws.

Name and present position with Cogecom	Material occupations, positions, offices or employment during the past five years
Pierre Hilaire Chief Executive Officer Director (since 2000)	Director of Financial Information of France Telecom. He has held various positions within France Telecom over the last 5 years.

Jacques Champeaux Director (since 1997)	Senior Vice President assisting Didier Lombard for Regulatory Affairs of France Telecom since March 2004. From January 2003 to March 2004, he served as Senior Vice President in charge of the General Secretariat of France Telecom. Prior to that, he had been Executive Vice President at the Business Division of France Telecom since January 1996.

Michel Poirier Delegated General Manager Director (since 2002)	Group Treasurer of France Telecom. He has held such position within France Telecom over the last 5 years.

Alain Gauterie Director (since 2003)	Director of Accounting of France Telecom. He has held various positions within France Telecom over the last 5 years.

Christophe Bresson Director (since 2002)	Senior Vice President, Head of Tax of France Telecom. He has held such position within France Telecom over the last 5 years.

Jean-Philippe Roulet Delegated General Manager (since 2002)	Head of the Corporate and Financial Legal Department of France Telecom. He has held such position within France Telecom over the last 5 years.

Directors and Executive Officers of France Telecom

The names and positions of the directors and executive officers of France Telecom are set forth below. Each director and executive officer of France Telecom is a citizen of France, with the exception of Sanjiv Ahuja, who is a citizen of the United States. Unless otherwise specified, each director and executive officer of France Telecom has his principal business address at France Telecom S.A., 6, place d’Alleray, 75505 Paris Cedex 15, France. During the past five years, none of the persons set forth below (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree for final order enjoining from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such U.S. federal or state securities laws.

Name and present position with France Telecom	Material occupations, positions, offices or employment during the past five years
Didier Lombard Chairman and Chief Executive Officer	Didier Lombard, 63, was appointed Chairman and Chief Executive Officer of France Télécom on February 27, 2005. He was appointed Senior Executive Vice President of Technologies, Strategic Partnerships and New Usages in April 2003. He began his career in France Telecom’s R&D in 1967 where he worked on developing a number of new products for France Telecom in relation to satellite and wireless systems. From 1988 to 1990, he was the scientific and technical director at the Ministry of Research and Technology and then acted as general manager of industrial strategy at the Ministry of the Economy, Finance and Industry from 1991 to 1998. Prior to his nomination, Mr. Lombard also served as an ambassador for international investment, located at 2, avenue Velasquez, 75008 Paris France, for several years and was the Chairman of the French agency for international investment. He is also a director of

Thomson, located at 46, quai Alphonse Le Gallo, 92100 Boulogne Billancourt, France, and a member of the Supervisory Boards of STMicroelectronics, located at 29, boulevard Romain Rolland, 75669 Paris CEDEX 14, France, and Radial. Mr. Lombard is a graduate of the Ecole Polytechnique and the Ecole Nationale Supérieure des Telecommunications.

Bernard Dufau Director (since February 25, 2003)	Bernard Dufau, 63, joined IBM France as an engineer in 1966 and served in various positions in marketing and management throughout France until 1981. He was a consultant for the IBM Corporation in the United States from 1981 to 1983 and Business Director (1983-1988) as well as General Operating Director (1998-1993) for IBM France. In 1994, he became the Managing Director of IBM Europe’s Distribution Division. Mr. Dufau served as Chairman and Chief Executive Officer of IBM France, located at 2, avenue Gambetta, 92400 Courbevoie, France, from January 1, 1995 to April 1, 2001. He has been a corporate strategic consultant since July 2001. Mr. Dufau is also a director of Dassault Systèmes, located at 9, quai Marcel Dassault, 92150 Suresnes, France, and KESA Electricals. Mr. Dufau is a graduate of the Ecole supérieure d’électricité and president of the SUPELEC Engineers Association.

Arnaud Lagardère Director (since February 25, 2003)

Arnaud Lagardère, 43, has been manager and general partner of Lagardère SCA, located at 4, rue de Presbourg, 75116 Paris, France, since March 17, 2003. In addition, Mr. Lagardère has been Chairman and Chief Executive Officer of Lagardère Média (the media division of Lagardère SCA) since 1999 and Chairman of Lagardère Images and Lagardère Active (the audio-visual branch of Lagardère Média located at 121, avenue de Malakoff, 75216 Paris, France), Lagardère Images and Deputy Chairman of Lagardère Active Broadcast, located at 57 rue Grinaldi, 98000 Monaco, since 2001. In 2003, he became Chairman of the Board of Directors of the European Aeronautic Defence and Space Company (EADS N.V.) located at 37, boulevard Montmorency, 75016 Paris, France, and EADS Participation B.V. A graduate of the Université Paris-Dauphine, Mr. Lagardère began his career in 1987 working with his father, Jean-Luc Lagardère. He has successively been Vice-Chairman of the Supervisory Board of the ARJIL bank, manager of the Emerging Activities and Electronic Media Division of Matra, and Chief Executive Officer of Lagardère S.A.S. In 1994, Mr. Lagardère became Chairman and Chief Executive Officer of Grolier Inc. in the United States. After returning to France in 1998, Mr. Lagardère focused on the media activity of the group which he reorganized and consolidated. He successfully completed the divestiture of Club Internet, the acquisition of a 34% holding in Canalstat and a 27.4% stake in Multithématiques, the purchase of the Virgin Stores and, more recently, the purchase of the publishing division of Vivendi Universal. Mr. Lagardère is a director of Hachette Livre S.A., Hachette Distributions Services (S.A.), Hachette Filipacchi Médias (S.A.) and Lagardère Ressources (S.A.S.), and a member of the Supervisory Board of Virgin Stores. He has been Chairman and Chief Executive Office of Lagardère Capital & Management and a director of France Telecom (S.A.), Moët Hennessy Louis Vuitton (LVMH) (S.A.) and Fimalac (S.A.) since 2003. He is also Chairman and Chief Executive Officer of Arjil Commanditée-Arco, Vice-Chairman of the Supervisory Board of Banque Arjil & Compagnie, and Manager of Lagardère Elevage. Arnaud Lagardère is also Chairman of the Fondation Jean-Luc Lagardère, Chairman of the corporate club supporting Paris’s bid to organize the 2012 Olympic Games, Chairman of the Amicale du Club Jean-Bouin C.A.S.G., and director of the Club Paris Jean-Bouin C.A.S.G. He is member of the Honorary Committee of France-China and member of the Information Technology Strategy Committee since 2004.

His principal business address is 4, rue de Presbourg, 75116 Paris, France.

Henri Martre Director (since February 25, 2003)	Henri Martre, 76, served as Chairman and Chief Executive Officer from 1983 to 1992 of Aérospatiale. He was also Vice-Chairman of the Supervisory Board of Airbus Industrie from 1986 to 1992, Chairman of Gifas (Groupement des industries françaises aéronautiques et spatiales) from 1990 to 1993, Chairman of AECMA

(European Association of Aerospace Manufacturers), and Chairman of AFNOR, located at 11, rue Francis de Pressense, 93200 Saint Denis, France, from 1993 to 2002. An engineer, Mr. Martre is a director of Renault S.A., located at 27, quai Alphonse Gallo, 92100 Boulogne, France, SOGEPA (French State holding company of EADS), located at 56, rue de Lille, 75007 Paris, France, On-X, located at 15, quai de Dion Bouton, 92800 Puteaux, France, member of the Executive Committee of SOFRADIR, located at 43, rue Camille Pelletan, 92290 Chatenay Malabry, France, and Chairman of the Supervisory Board of ESL and Vice-Chairman of the Supervisory Board of KLM. He is a member of various councils of the French State (Higher Council for Commercial Aviation, CEPII Board), an advisory board (Banque de France) as well as a number of associations and foundations (Vice President of the Foundation for Strategic Research, Chairman of the Japan Committee at MEDEF and Chairman of the Franco-Japanese Industrial Techniques Organization). Mr. Martre is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He was Délégué général pour l’armement from 1977 to 1983.

Stéphane Richard Director (since February 25, 2003)

Stéphane Richard, 43, has been the Executive Vice President of Veolia Environnement, located at 36, avenue Kléber, 75016 Paris, France, and the Chief Executive Officer of Connex, located at 34, rue Vignon, 75009 Paris, France, since March 2003. He was Inspector of Finances from 1987 until 1991. From 1991 until 1992, he served as Technical Advisor to the Cabinet of the Vice-Minister, Mr. Dominique Strauss-Kahn, at the Ministry of Industry and External Trade. From 1992 to 1994, Mr. Richard was chargé de mission at the finance division of Générale des Eaux. He was Chief Executive Officer of Compagnie Immobilière Phénix from 1994 to 1995. Mr. Richard was Managing Director and then Executive Vice President and Managing Director of CGIS from 1995 to 1997. From 1997 to 2003, he was Chairman and Chief Executive Officer of CGIS (Compagnie Générale d’Immobilier et de Service), which became Nexity and is located at 1, terrasse Bellini, TSA 48200, 92919 Paris La Défense CEDEX, France. Mr. Richard is also a member of the Boards of Directors of Nexity, Autoroutes Paris Rhin-Rhône, located at 148, rue de l’Université, 75343 Paris CEDEX 07, France, UGC S.A., located at 24, avenue Charles de Gaulle, 92200 Neuilly-sur-Seine and Banque OBC, located at 57, avenue d’Iéna, 75116 Paris, France. Mr. Richard is a graduate of the Ecole des hautes etudes commerciales and the Ecole nationale d’administration.

His principal business address is 36, avenue Kléber, 75016 Paris, France.

Marcel Roulet Director (since February 25, 2003)	Marcel Roulet, 71, is the Honorary Chairman of France Telecom S.A., and served as Chairman from 1991 to 1995. Mr. Roulet was Chairman and Chief Executive Officer of Thomson S.A. from February 1996 to March 1997, and of Thomson CSF (now Thalès) from February 1996 to January 1998. A telecommunications engineer, Mr. Roulet has been retired since January 1, 1999 and serves as a business consultant. Mr. Roulet is a director of Thomson, located at 46, quai Alphonse le Gallo, 92100 Boulogne Billancourt, France, Thalès (as the representative of Thomson S.A.), located at 11, avenue Myron Herrick, 75008 Paris, and CCF, located at 103, avenue des Champs-Elysées, 75008 Paris, France, and is Chairman of the Supervisory Board of Gimar Finances S.C.A., located at 9, avenue de l’Opéra, 75001 Paris, France. He is a member of the Supervisory Board of Eurazeo, located at 3, rue Jacques Bingen, 75017 Paris, France. He is also an observer on the Board of Directors of PagesJaunes Groupe. Mr. Roulet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Jean Simonin Director (since May 26, 1998)	Jean Simonin, 59, is the former Managing Director of the Consumer Agency of France Telecom S.A. in Toulouse. Mr. Simonin led France Telecom’s commercial activities at the DED South West from 1993 to 1996. He directed France Telecom’s commercial agency in Avignon from 1989 to 1992, and the agency in Nevers from 1986 to 1989. Prior to 1986, Mr. Simonin held various positions at France Telecom S.A. in Nevers, Cluses, Evry and Paris. He is a director of AFTAS. Mr. Simonin graduated from the Centre national des arts et métiers.

Pierre-Mathieu Duhamel Director (since January 24, 2003)	Pierre-Mathieu Duhamel, 48, is the Budget Director at the Ministry of the Economy, Finance and Industry. He was ministerial assistant in the Budget Department of the Ministry of the Economy, Finance and Industry from 1981 to 1985. From 1985 to 1987, Mr. Duhamel was Assistant Managing Director of the Directorate of the Département des Hauts de Seine. From January 1988 to May 1988, Mr. Duhamel was joint counselor to the State Minister, the Minister for the Economy, Finance and Privatization and the Minister for the Budget. From June 1988 to October 1988, Mr. Duhamel was head of the Budget Department. From November 1988 to April 1991, Mr. Duhamel was Managing Director of the Département des Hauts de Seine. From May 1991 to April 1992, he was Deputy Director at the Paris City Hall. From May 1992 to November 1992, Mr. Duhamel was Director of Finance and Economic Affairs of the City of Paris. From December 1994 to April 1995, he served as Director of Public Accounting at the Budget Ministry. From May 1995 to February 1996, Mr. Duhamel served as Deputy Director to the Prime Minister. From March 1996 to May 1999, he was Director of Customs and Indirect Taxes. In 1999, Mr. Duhamel became General Secretary of Louis Vuitton – Moët – Hennessy, a position he held until April 2000. In May 2000, Mr. Duhamel was named Ministerial Financial Advisor to the French delegation to the OECD, a position he occupied until November 2002. Mr. Duhamel is on the boards of Air France-KLM, located at 2, rue Robert Esnault Pelterie, 75007 Paris, France, Electricité de France, located at 22-30, avenue de Wagram, 75008 Paris, and SNCF, located at 34, rue du Commandant René Mouchotte, 75014 Paris. Mr. Duhamel is a graduate of the Institut d’études politiques de Paris and studied at the Ecole nationale d’administration.

Jean-Pierre Jouyet Director (since October 1, 2002)	Jean-Pierre Jouyet, 50, is Ambassador for international economic affairs and Chairman of the Club de Paris. In 1980, Mr. Jouyet was appointed Inspector of Finances at the General Inspectorate of Finances and, in 1983, General Reporter of the Tax Council mission to study measures to simplify taxation. He was Bureau Chief of the tax legislation department from 1984 to 1986, then in charge of sub-section D (revenues tax and indirect taxes) in 1988. Mr. Jouyet was Chief of Staff for Roger Fauroux, Minister for Industry and National and Regional Development from 1988 to 1991. From 1991 to 1994, Mr. Jouyet was director of the Cabinet of Jacques Delors, President of the Commission of the European Union and, from 1994 to 1995, Chief of Staff of the European Commission. From 1995 to 1997, Mr. Jouyet was a partner at the law firm of Jeantet et Associés and, from 1997 to 2000, served Deputy Chief of Staff for Prime Minister Lionel Jospin. Mr. Jouyet is a graduate of the Institut d’études politiques de Paris, and holds a DEA degree in public law. He is also a graduate of the Ecole nationale d’administration.

Jacques de Larosière Director (since May 22, 1998)	Jacques de Larosière, 75, is Honorary Chairman of the Observatoire de l’épargne européenne and co-Chairman of Eurofi. He has served as an advisor to Paribas (which became BNP Paribas, located at 16 bis, boulevard des Italiens, 75009 Paris, France) since 1998 and as Chairman of the European Bank for Reconstruction and Development (EBRD) from 1993 to 1998. Mr. de Larosière was also Chairman of the Board of Governors for the Group of Ten from 1990 to 1993. He was the Governor of the Banque de France from 1987 to 1993 and Managing Director of the International Monetary Fund from 1978 to 1987. Prior to 1978, Mr. de Larosière held various positions in the French Ministry of the Economy, Finance and Industry, including Treasury Director. Mr. de Larosière is a graduate of the Université de Paris, the Institut d’études politiques de Paris, and the Ecole nationale d’administration.

Denis Samuel Lajeunesse Director (since June 17, 2003)	Daniel Samuel-Lajeunesse, 56, has been Managing Director of the State Holdings Agency (Agence des Participations de L’Etat) within the Ministry of the Economy, Finance and Industry since 2003. He is also a director of Alstom, located at 3, avenue André Malraux, 92309 Levallois Perret CEDEX, France, CNP, located at 4, place Raoul Dautry, 75015 Paris, France Gaz de France, located at 23, rue Phillibert Delorme, 75017 Paris, France, and Thalès, located at 11, avenue Myron Herrick, 75008 Paris, France. As a Civil Administrator from 1973 to 1983 in the Treasury Department of the Ministry of Finance, his responsibilities included management of State funds, financial markets and currency markets. He was also an alternate director for France with the International Monetary Fund in Washington from 1977 to 1979. From 1983 to 1985, Mr. Samuel-Lajeunesse served as Deputy Director of Multilateral International Affairs within the Treasury Department, then between 1985 and 1986 as Deputy Director in charge of the State holdings within the same department. In 1986, Mr Samuel Lajeunesse was appointed Director of International Affairs within the Treasury Department. In this position, he was a member of the Monetary Committee of the EEC and co-Chairman of the Paris Club. In 1992, Mr. Samuel Lajeunesse became Chairman and Chief Executive Officer of Lyonnaise de Banque, a general commercial bank and subsidiary of CIC. At the same time, he served as Chairman and Chief Executive Officer of Banque de Vizille, the only commercial bank in the region and a subsidiary of Lyonnaise de Banque. In 2003, Mr. Samuel-Lajeunesse was named Managing Director of the newly-formed Agence des Participations within the Ministry of the Economy, Finance and Industry. Mr. Samuel-Lajeunesse is a graduate of the Institut d’études politiques de Paris and holds a Master’s degree in economics from Université de Paris-Assas. He also studied at the Ecole nationale d’administration.

Henri Serres Director (since October 1, 2002)	Henri Serres, 54, has been Managing Director of Information Systems Security at the General Secretariat for National Defense since March 2000. He was appointed as French representative for the European Network and Information Security Agency (ENISA) in 2004. Mr. Serres served in the cabinet of André Giraud, Minister of Industry from 1978 to 1980 and then served as Technical Director at the Ministry of Defense from 1981 to 1986. Mr. Serres was Director of Public Radiotelephony Business at Matra Communication from 1986 to 1989. He was a director of the Department of Communications and Service Industries at the Industry Division from 1989 to 1996, and served as Vice-Chairman of CSC Peat Marwick from 1996 to 2000. Mr. Serres is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Alain Baron Director (since December 19, 2000)	Alain Baron, 54, works at France Telecom’s research and development center in Issy-les-Moulineaux. Mr. Baron has been an employee of France Telecom since 1977.

Jean-Michel Gaveau Director (since December 19, 2000)	Jean-Michel Gaveau, 52, is supervisor of Telecommunication Lines Work at the Regional Network Unit in Rouen. He has been an employee of France Telecom since 1977.

René Bernardi Director (since November 25, 2004)	René Bernardi, 47, is Chairman of the Association @toukolo (organizing holidays for children of France Telecom employees) since May 2004. Mr. Bernardi previously held various senior trade union roles between 1992 and 2004 in Drôme, the Rhône Alpes region and in the post and telecommunications trade union federation. He started his career with France Telecom in 1977 in the National Network Division and organized the customer problem tracking activity at the Main Operations Unit in Montélimar from 1988 to 1992.

Jacques Champeaux Senior Vice President assisting Didier Lombard for Regulatory Affairs	Jacques Champeaux, 57, was appointed Senior Vice President assisting the Chairman and Chief Executive Officer for Regulatory Affairs in March 2004. He was appointed General Secretary in January 2003 and previously held the office as Corporate Senior Vice President of the Business Division since January 1996. Prior to being appointed to these positions, Mr. Champeaux held senior management positions in several of France Telecom S.A.’s subsidiaries. From 1992 to 1995, he served as Chief Executive Officer of Cogecom (the holding company, at the time, for most of France Telecom S.A.’s subsidiaries); from 1990 through 1991, he was Chief Executive Officer of Telecom Systèmes Mobiles; from 1987 through 1989, he was Chief Executive Officer of Transpac; and from 1983 through 1987, Mr. Champeaux served as Chief Executive Officer of the Compagnie Auxiliaire des Telecommunications (France Telecom S.A.’s venture capital company). Mr. Champeaux joined France Telecom in 1971 and, until 1983, worked at the CNET, the predecessor of France Telecom Research and Development, where he was successively in charge of research for electronic switching, networks, and finally the Services Division. Mr. Champeaux is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Michel Combes Senior Executive Vice President, Financial Rebalancing and Value Creation, Finance, Chief Financial Officer	Michel Combes, 42, was appointed Senior Executive Vice President of Financial Rebalancing and Value Creation in February 2005. He was appointed Senior Vice President of Group Finance and Chief Financial Officer in January 2003. Mr. Combes began his career at France Telecom in 1986 in the External Networks Division, and then moved to the Industrial and International Affairs Division. He was appointed technical advisor to the Minister for Postal Services, Telecommunications and Space in 1991, and then to the Minister for Equipment, Transportation and Tourism. Mr. Combes re-joined France Telecom in June 1995 as Deputy Managing Director of TDF, a position he held from June 1996 until the end of 1999 while also serving as Chairman and Chief Executive Officer of GlobeCast. He then served as Executive Vice President of the Nouvelles Frontières group from December 1999 to the end of 2001, when he moved to the position of Chief Executive Officer of ASSYSTEM, a company specializing in industrial engineering. Michel Combes is Chairman of the Board of Directors of PagesJaunes and Chairman of the Supervisory Board of ASSYSTEM-BRIME. Mr. Combes is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Stéphane Pallez Senior Vice President assisting Michel Combes in Financial Rebalancing and Value Creation	Stéphane Pallez, 45, was appointed Senior Vice President assisting the Senior Executive Vice President in charge of Financial Rebalancing and Value Creation in April 2004. Prior to joining France Telecom, Stéphane Pallez was Head of the Department for European and International Affairs at the Treasury Department of the Ministry of the Economy, Finance and Industry, Chairman of the Club de Paris and Director of the European Investment Bank between 2000 and 2004. During her career at the Treasury Department, she held the position of Deputy in charge of State Holdings between 1998 and 2000 and Deputy Director for Insurance. Between 1991 and 1993, she was a technical advisor on industrial matters to the Cabinet of the Minister of Economy and Finance, successively Pierre Béregovoy then Michel Sapin. Between 1988 and 1990, she was a Substitute Director at the World Bank in Washington D.C. Stéphane Pallez is a graduate of the Institut d’études politiques de Paris (1980) and Ecole nationale d’administration (1984). She is a Knight of the French Ordre National du Mérite.

Olivier Barberot Senior Executive Vice President, Development and Optimization of Human Competencies (FT 2005), Management Networks and Internal	Olivier Barberot, 50, was appointed Senior Executive Vice President of Development and Optimization of Human Competencies in March 2003 under the “Ambition FT 2005” Plan and was named head of Management Networks and Internal Communication in March 2004. After several engineering positions held until 1985, Mr. Barberot was the General Secretary of the Futuroscope in Poitiers from 1985 to 1991, then the General Secretary of the CGI until 1993. From 1993 to 1997, he was the General Secretary of the Université Léonard de Vinci. He was Director of Human

Communications; Acting Senior Vice President, External Communications	Resources and a member of the Executive Committee of the Thomson Group (formerly Thomson Multimedia) between July 1997 and March 2003. Mr. Barberot is a graduate of the Ecole des Mines de Paris.

Didier Quillot Senior Vice President, Marketing and Branding Coordination (FT 2005), in charge of Orange France	Didier Quillot, 46, was appointed Senior Vice President for Marketing and Branding Coordination in March 2004. Didier Quillot is also Chairman and Chief Executive Officer of Orange France. He joined France Telecom Mobiles in 1994 as Managing Director of France Telecom Mobile Services (France), formerly Cellway, and became Managing Director of France Telecom Mobile (Itineris) in 1999. He previously worked for the Canal+ Group as Vice-Chairman and Director of Tonna Electronique, the Group’s industrial subsidiary. Didier Quillot is an electronic engineering graduate of INSA in Toulouse and is a graduate in management and international finance of the Institut d’Administration des Entreprises de Paris. Didier Quillot is a Knight of the French Ordre National du Mérite.

Barbara Dalibard Executive Vice President, Enterprise Communication Services	Barbara Dalibard, 46, was appointed Executive Vice President of Enterprise Communication Services in April 2004. She had served as Executive Vice President of the Corporate Solutions Division since January 2003. Ms. Dalibard began her career with France Telecom in 1982, holding various commercial sales management positions. In 1998, Ms. Dalibard joined Alcanet International S.A.S., a subsidiary of the Alcatel Group, as Chairman, then joined Alcatel CIT as commercial director for new operators, before becoming sales director for France. Ms. Dalibard returned to France Telecom in early 2001 to become Director of Business Markets for Orange France and Vice President of Orange Business. Ms. Dalibard is a graduate of the Ecole normale supérieure, a qualified math teacher and a graduate of the Ecole nationale supérieure des Telecommunications.

Olivier Sichel Executive Vice President, Home Communication Services	Olivier Sichel, 37, was appointed Executive Vice President of Home Communication Services in March 2004. In January 2003, he was appointed Executive Vice President in charge of Wanadoo. Mr. Sichel joined France Telecom in 1998 as manager of the distribution network of the Luxembourg agency in Paris and then managed the France Telecom agency in Neuilly-sur-Seine for two years, which covers the northern half of the Hauts de Seine. Since September 2000, he managed Wanadoo’s e-Commerce activities, including the “alapage.com” site for cultural goods and the Marcopoly site for equipment. Mr. Sichel, an Inspector of Finances, is a graduate of ESSEC and the Ecole nationale d’administration.

Sanjiv Ahuja Executive Vice President, Chief Executive Officer of Orange, Personal Communication Services	Sanjiv Ahuja, 48, was appointed Executive Vice President of Personal Communication Services at France Telecom and Chief Executive Officer of Orange S.A in March 2004. He joined Orange in April 2003 as Chief Operating Officer. Before joining Orange, Sanjiv Ahuja was Chief Executive Officer of Comstellar Technologies, a company developing and marketing new communication technologies. He previously held the office as Chairman of Telcordia Technologies (formerly Bellcore), the largest worldwide provider in support and network software systems and consulting and engineering services for the Telecommunications sector. Sanjiv Ahuja is an electrotechnics graduate from the University of Delhi and holds a Masters in Computing from the University of Columbia in New York.

Michel Davancens Executive Vice President, Sales and Services France under the responsibility of Michel Combes	Michel Davancens, 57, was appointed Executive Vice President of Sales and Services France in March 2004. He was appointed to the Executive Committee in January 2003, when he was in charge of Group Management Networks. Mr. Davancens began his career at France Telecom in 1971 at the National Center for Telecommunications Studies prior to joining the General Telecommunications Division in the Programs and Financial Affairs department in 1977. After being assigned to the National Education Ministry in 1980, where he was assistant to the director of scientific and technical information, Mr. Davancens headed operations in Tours. From 1988 to 1991, Mr. Davancens was seconded to the Paris City Hall to head the IT and Telecommunications Division, after which he re-joined France Telecom S.A. as

Executive Vice President of Information Systems. After serving as Deputy Corporate Senior Executive Vice President for Ile de France from 1988 to 2002, Mr. Davancens took over as Vice President of Management of Senior Executives and Managers. Mr. Davancens is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications and holds a post-graduate diploma in information technology. He is a Knight of the French Legion of Honor and an Officer of the French Ordre National du Mérite.

Jean-Paul Cottet Executive Vice President, International; Executive Vice President, TOP Program	Jean-Paul Cottet, 50, was appointed Executive Vice President of the International Division and the TOP Program in April 2004. Mr. Cottet began his career at France Telecom S.A. in 1980, in the Provence Alpes Operational Division in charge of the Transmission Lines department, before becoming Teletel project manager at the regional office in Marseille and then heading the Commercial and Telematics group at the regional office in Marseilles. After serving as project manager in 1985 at the Commissariat Général au Plan (the government’s policy office) and then as technical adviser to the Cabinet of the Ministry of Postal Services and Telecommunications in 1986, Mr. Cottet assumed the reins of the Operational division of Melun in 1988. After heading from 1992 the Professional Marketing and Sales Department then the Professional Accounts division of the Consumer branch, Mr. Cottet held the position of Vice President for Consumer Shareholding in 1995 at the time of the IPO of France Telecom before becoming regional vice-president for Paris (1998-2002). He was appointed Senior Vice President for Communications and External Relations in 2002, then Corporate Senior Vice President of the Information Systems Division and International Division in January 2003. Mr. Cottet is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a Knight of the French Ordre National du Mérite.

Jean-Philippe Vanot Senior Vice President, Networks, Carriers and IT	Jean-Philippe Vanot, 52, was appointed Senior Vice President of Networks, Carriers and IT in March 2004. He was in charge of Networks & Carriers since January 2003. Jean-Philippe Vanot has spent his entire career at France Telecom S.A., having joined the company in 1977 in the National Network Division, and he has a diverse technical and operational background. Regional vice-president in Créteil and then in Bagnolet, Mr. Vanot has occupied several divisional vice president positions at the Networks Branch since 1996 (International Networks Vice President, Longue Distance Networks Vice President and Regional Vice President for Paris). Jean-Philippe Vanot is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Pascal Viginier Senior Vice President, Technology and Innovation	Pascal Viginier, 47, was appointed Senior Vice President of Research and Development in March 2004. Pascal Viginier started his career with France Telecom’s Central Computing Department in 1981. He joined the Group’s Large Accounts Department in charge of commercial relations with the largest companies in 1986 as a commercial engineer. In 1989, he became head of the commercial unit in charge of the services and transports sector. In 1990, he was appointed as Regional Vice President for Narbonne, where he managed all France Telecom’s operational units in the Aude and Pyrénées Orientales regions. He was subsequently transferred to the Information Systems Division in Paris in 1994 and took up a more strategic position as Section Manager for the management and consistency of Information Systems at France Telecom. Since 1998, driving the new strategic policies, he was successively Vice President at CNET, France Telecom R&D and then the R&D Division of France Telecom. Pascal Viginier is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications, as well as the Institut d’Administration des Entreprises. He is a Knight of the French Ordre National du Mérite.

Louis-Pierre Wenes Senior Vice President,	Louis-Pierre Wenes, 56, was appointed Senior Vice President of Sourcing and Performance Improvement in January 2003, which became the Sourcing division in March 2004. Mr. Wenes began his career in 1972 at Matra Automobile, first as

Sourcing	production engineer, then as Vice President of Quality Control. He held the post of Industrial Director at Matra Electronique from 1977 to 1981. Mr. Wenes then became Chairman and Chief Executive Officer of Comelin (printed circuits) until 1985. Mr. Wenes was Director of the German subsidiary of Matra Datavision and then Vice President of that company for Europe and eastern European countries, before joining the firm of Coopers and Lybrand in 1989, where he headed the Industry and Logistics division. Mr. Wenes was then appointed Vice President at Gemini Consulting from 1994 to 1996, before being appointed Vice President of A.T.Kearney Paris, a position which he held until now. Mr. Wenes is a graduate of the Ecole centrale de Paris.

Patricia Langrand Senior Vice President, Content Aggregation	Patricia Langrand, 41, was appointed Senior Vice President of Content Aggregation in March 2004. Patricia Langrand started her career with France Telecom in 1988. Up until 1995, she held various strategic management positions in the Financial Division and then the Strategy Division. From 1996 to 1999, she continued her career with the Industrial Strategy Department of the Ministry of the Economy, Finance and Industry, as Assistant Vice President in charge of consumer electronics and audio-visual and subsequently networks and multimedia. She joined the Canal+ Group as Vice President of New Technologies and Technical Vice President of the Group in 1999. In November 2002, she joined Thierry Breton to head his Cabinet. Patricia Langrand is a graduate of Ecole polytechnique and the Ecole nationale supérieure des Telecommunications.

Bernard Bresson Senior Vice President, Human Resources	Bernard Bresson, 55, was appointed Senior Vice President of Human Resources in January 2003. He was appointed Director of Human Resources in May 2000. From January 2003 to April 2004, he also held the position as interim Corporate Senior Vice President of the Development and Optimization of Human Competencies Program. Prior to his current position, Mr. Bresson served as Deputy Executive Director for the South West region beginning in October 1997. From 1996 to 1997, Mr. Bresson served as Assistant Director of France Telecom’s Human Resources Division; from 1988 to 1996, he led the Employment and Compensation Section of the Group’s Human Resources Division; from 1981 to 1988, he served as director of regional operations in Provence Alpes after heading the Financial Affairs and Information Services division of the same regional division. From 1978 to 1981, he worked as director of quality control and management in Lyon. Mr. Bresson joined France Telecom in 1974 at the Operational Division in Annecy, where he was in charge of the Lines and Transmissions Department. He is a graduate of the Ecole polytechnique and the Ecole nationale supérieure des Telecommunications. He is a Knight of the French Ordre National de la Légion d’Honneur.

Jean-Yves Larrouturou Senior Vice President, General Secretary	Jean-Yves Larrouturou, 43, has held the position of Senior Vice President, General Secretary of France Telecom since March 2004. He joined France Telecom in May 2003 after 15 years working at the Ministry of the Economy, Finance and Industry. Jean- Yves Larrouturou started his career at the Club de Paris in 1988 and pursued his career in the Financial Markets Section of the Treasury Department in 1990 and subsequently in 1993 as Financial Attaché in Brussels. In 1995, he was placed in charge of the Capital Operations Section and the Sub-Division of State Financing, Banking and Monetary Affairs in 1998. In 2001, he was appointed Communications Director of the Ministry. Jean-Yves Larrouturou is a graduate of the Ecole centrale de Paris, the Institut d’études politiques de Paris, the Ecole nationale d’administration and the Institute for Fiscal and Monetary Policy of Tokyo.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables provide information as of March 3, 2005 with respect to Equant shares beneficially owned by (i) each of the directors and executive officers of Equant, (ii) all directors and executive officers of Equant as a group, (iii) each of the directors and executive officers of France Telecom, Cogecom and Atlas Services Belgium, and (iv) each person known by Equant to own more than 5% of any class of the outstanding voting securities of Equant.

Unless otherwise indicated below, to Equant’s knowledge, all persons listed below have sole voting and investment power with respect to their Equant ordinary shares, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address for each entity or person listed below is available in “Information about Directors and Executive Officers.”

The number of Equant ordinary shares beneficially owned by each shareholder is determined in accordance with the rules of the SEC and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes those Equant ordinary shares of that the shareholder has sole or shared voting or investment power and any Equant ordinary shares that the shareholder has a right to acquire within 60 days after March 3, 2005 through the exercise of any option, warrant or other right. The percentage ownership of the Equant ordinary shares however, is based on the assumption, expressly required by the rules of the SEC, that only the person or entity whose ownership is being reported has converted options or warrants into Equant ordinary shares.

	Equant Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage Ownership
Beneficial Owners:
France Telecom	158,567,348	(1)	54.1%
Credit Industriel d’Alsace et de Lorraine	16,924,963	(2)	5.78%
Respective Executive Officers and Directors of Equant:
Barbara Dalibard	183	(3)		*
Michel Combes	—		—
Frank Dangeard	—		—
Stéphane Pallez	—		—
Fritz Fröhlich	29,075	(4)		*
Hans-Peter Kohlhammer	10,038	(4)		*
James Meyer	20,862	(4)		*
Roberto Quarta	40,510	(4)		*
Irving Yoskowitz	58,071	(4)		*
Charles Dehelly	—		—
Hervé Kauffman	50,000	(4)		*
Howard Ford(5)	178,621	(4)		*
Yves Guillaumot	—		—
Directors and executive officers of Equant as a group (13 persons) (6)	387,177	(4)		*

*	Less than one percent.

(1)	Including 148,567,348 shares held by France Telecom indirectly through Atlas Services Belgium and Cogecom and assuming conversion of the 10,000,000 Equant convertible preference shares owned by Atlas Services Belgium into 10,000,000 newly issued Equant shares. See “Information Concerning Equant And France Telecom.”

(2)	Based on the Notification Form 1996 Act filed with The Netherlands Authority for the Financial Markets by Credit Industriel d’Alsace et de Lorraine on March 18, 2005.

(3)	Held through France Telecom’s group saving plan (PEG).

(4)	All of which are Equant ordinary shares subject to options exercisable within 60 days of March 3, 2005, which, due to the acceleration of all Equant options as of February 23, 2005 pursuant to the combination agreement, represent all Equant options owned by such individuals.

(5)	Mr. Ford resigned from the Management Board of Equant effective April 1, 2005.

(6)	Includes Mr. Ford, who resigned from the Management Board of Equant effective April 1, 2005.

Except as set forth below, none of the directors or executive officers of France Telecom, Cogecom or Altas Services Belgium is, as of March 3, 2005, the beneficial owner of any Equant shares:

	Equant Ordinary Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage Ownership
Beneficial Owners:
Barbara Dalibard	183	(1)		*
Jacques Champeaux	1,717			*
Michel Davancens	411	(1)		*

*	Less than one percent.

(1)	Held through France Telecom’s group saving plan (PEG).

TRANSACTIONS IN SHARES OF EQUANT’S STOCK BY CERTAIN PERSONS

There has been no transaction involving Equant shares which was effected during the past 60 days by Equant, or, to the best of the knowledge of Equant, any of its directors or executive officers, or by France Telecom, Atlas Services Belgium or Cogecom, or, to the best of their knowledge, any of their respective directors or executive officers, or by any associate or majority owned subsidiary of any of those persons or entities.

OTHER MATTERS

Where You Can Find More Information

Equant and France Telecom file annual and special reports with the SEC. You may read and copy any of such reports, statements or other information on file with the SEC at the SEC’s public reference room located at 450 Fifth Street N.W., Washington, D.C. 20549 or at one of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. You may also request copies of these documents upon payment of a duplicating fee by writing to the SEC’s public reference room located at 450 Fifth Street N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information concerning its public reference rooms. The SEC filings are also available to the public from commercial document retrieval services, as well as from the SEC website at www.sec.gov. France Telecom is also required to file annual reports and certain other information in French with the AMF. Certain of these documents are available on the AMF website at www.amf-france.org. Further information, including the Exhibits to this Shareholders’ Circular, can be found on Equant’s website at www.equant.com.

This Shareholders’ Circular incorporates by reference the Exhibits to this Shareholders’ Circular and Equant’s audited consolidated financial statements, including the notes thereto, as of and for each of the years ended December 31, 2003 and 2004 available in Equant’s 2004 annual report to shareholders which can be found on Equant’s website.

Equant will provide, without charge, to each shareholder of Equant, upon written or oral request of such person, a copy of any and all of these documents. You may request copies by contacting Investors Relations: Ashley Rayfield- +44 208 321 4581. If you would like to request documents, please do so by May 10, 2005, to receive them before the extraordinary general meeting.

You should rely only on the information incorporated by reference or provided in this Shareholders’ Circular or any supplement to this Shareholders’ Circular in deciding how to vote your shares on the combination and the resolutions. Equant has not authorized anyone to provide you with different information. The date of this Shareholders’ Circular is April 22, 2005. You should not assume that the information in this Shareholders’ Circular is accurate as of any date other than that date, regardless of the time such Shareholders’ Circular is made available to you.

Special Note Regarding Forward-Looking Statements

Some of the statements in this document are forward-looking. In addition, Equant and its affiliates, including France Telecom, may make forward-looking statements in future filings with the Securities and Exchange Commission and in written material, press releases and oral statements issued by or on behalf of Equant or its affiliates. Forward-looking statements include statements regarding the intent, belief or current expectations of Equant or its affiliates or their respective officers (including statements preceded by, followed by or that include forward-looking terminology such as “may,” “will,” “should,” “believes,” “expects,” “anticipates,” “estimates,” “continues” or similar expressions or comparable terminology) with respect to various matters.

These forward-looking statements are not historical facts and include expressions about Equant (and, as applicable, its affiliates) management’s expectations about future events. Although Equant (and, as applicable, its affiliates) believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. It is important to note that Equant’s actual results and the results of the combination could differ materially from those anticipated in these forward-looking statements depending on various important factors. These important factors include, without limitation:

•	risks associated with the satisfaction of the conditions to complete the combination;

•	the failure of the combination to be consummated for any reason;

•	the amount of the costs, fees, expenses and charges related to the combination;

•	risks relating to Equant’s history of operating losses;

•	the unpredictability of growth and the intensity of competition in Equant’s industry;

•	the effect of, and changes in, regulation and government policy;

•	Equant’s (and, as applicable, its affiliates’) ability to reduce costs;

•	the timely development and acceptance of Equant’s (and, as applicable, its affiliates’) new products and services;

•	the effect of technological changes in the communication and information technology sector;

•	Equant’s (and, as applicable, its affiliates’) ability to prevent network security breaches;

•	Equant’s dependence on certain suppliers and customers;

•	the effect of currency fluctuations; and

•	Equant’s (and, as applicable, its affiliates’) success at managing the risks of the foregoing.

All forward-looking statements in this document are based on information available to Equant and its affiliates on the date hereof. Equant and its affiliates do not undertake to update any forward-looking statements that may be made by them or on their behalf, in this document or otherwise.

Exhibit Index

to the Shareholders’ Circular of Equant N.V. dated April 22, 2005

EXHIBIT A

RESOLUTIONS

The minutes of the EGM of Equant N.V. are to reflect that the following resolutions have been approved by the majority of the valid votes cast at the EGM. Capitalized terms have the meaning attributed thereto in the Combination Agreement dated February 9, 2005, between Equant N.V. and France Telecom S.A.:

The shareholders meeting of Equant N.V. resolves:

1. to approve the resolution of the Management Board to execute, deliver and perform the Combination Agreement, including the acquisition of substantially all of the assets and assumption of substantially all the liabilities of Equant N.V. by France Telecom S.A.;

2. to appoint, to the extent required under applicable law, each member of the Management Board as the person referred to in section 2:146 Dutch Civil Code in view of entering into the Combination Agreement and to ratify all actions taken in respect thereof;

3. to dissolve (ontbinden) and liquidate (vereffenen) Equant N.V. conditional upon Closing in accordance with the Combination Agreement;

4. to appoint ENV Liquidator B.V. as liquidator (vereffenaar) of Equant N.V. and approval of remuneration of the liquidator (before taking into account applicable Dutch Value Added Tax) of (i) a fixed fee of € 70,000 for the first year, (ii) a fixed fee of € 30,000 for any further years (50% of which will be used as a credit against the variable hourly fee for the relevant year), (iii) a variable hourly fee calculated in accordance with the following hourly rates (which hourly rates will be adjusted for inflation on January 1 of each year beginning on January 1, 2006) for certain other services of the liquidator and Freeland Corporate Advisors: Partner (including Mr. Koster): € 290, Associate € 150-180, depending on seniority, Administrative staff € 100, Support €60 , plus any applicable Dutch Value Added Tax on the said amounts, and (iv) any reasonable out-of-pocket expenses that may be incurred by the liquidator or Freeland Corporate Advisors on behalf of or for the benefit of Equant (other than the cost of incorporation of the liquidator);

5. to amend the articles of association of Equant N.V. in accordance with Exhibit G to the Shareholders’ Circular dated April 22 conditional upon Closing in accordance with the Combination Agreement, and to authorize each member of the Management Board of Equant N.V. as well as each lawyer and paralegal practicing with NautaDutilh N.V. to implement such amendment of the articles of association; and

6. to amend the articles of association of Equant N.V. in accordance with Exhibit H to the Shareholders’ Circular dated April 22 conditional upon the filing by the liquidator referred to above with the Trade Register held by the Chamber of Commerce in Amsterdam of a statement confirming that (a) the payment of the Shareholder Distribution has occurred and (b) the shares in the capital of Equant N.V. have been delisted from the New York Stock Exchange and Euronext Paris, and to authorize each member of the Management Board of Equant N.V. as well as each lawyer and paralegal practising with NautaDutilh N.V. to implement such amendment of the articles of association.

A-1

Exhibit B

COMBINATION AGREEMENT

BY AND BETWEEN

FRANCE TELECOM S.A.

AND

EQUANT N.V.

Dated as of February 9, 2005

B-1

		Page
ARTICLE ONE
DEFINITIONS AND INTERPRETATION

Section 1.1	Definitions	1

Section 1.2	Interpretation	2

Section 1.3	Headings; Table of Contents	2

ARTICLE TWO
PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 2.1	Purchase and Sale of Assets	2

Section 2.2	Excluded Assets	3

Section 2.3	Assumption of Liabilities	3

ARTICLE THREE
PURCHASE PRICE

Section 3.1	Amount of Purchase Price	4

Section 3.2	Cash Payment	4

Section 3.3	Allocation of the Purchase Price	5

ARTICLE FOUR
CLOSING

Section 4.1	Closing Date	5

Section 4.2	Closing Deliveries	6

ARTICLE FIVE
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Section 5.1	Organization and Good Standing	7

Section 5.2	Authorization of Agreement	7

Section 5.3	Capitalization	7

Section 5.4	Subsidiaries.	8

Section 5.5	Non-Contravention; Consents and Approvals	9

Section 5.6	Title to Purchased Assets; Company Assets and Liabilities	9

Section 5.7	Company Disclosure Documents; Financial Statements; No Undisclosed Liabilities	9

Section 5.8	Taxes	11

Section 5.9	Employee Benefits Plans	11

Section 5.10	Employees and Labor	11

i

(continued)

ii

(continued)

Annexes

Annex A — Definitions

Annex B — Form of Note

iii

COMBINATION AGREEMENT

This COMBINATION AGREEMENT is dated as of February 9, 2005 (the “Agreement”) by and between FRANCE TELECOM S.A., a French société anonyme (the “Purchaser”), and EQUANT N.V., a company organized under the laws of The Netherlands (the “Company”, together with the Purchaser, the “Parties” and each, a “Party”).

RECITALS:

WHEREAS, the Company is principally engaged in the business of providing global, integrated and customized communications infrastructure solutions, comprised of data and Internet Protocol network products and value-added services as well as network integration services (the “Business”), which it operates principally through its Subsidiaries;

WHEREAS, the Company desires to sell, transfer and assign to the Purchaser, and the Purchaser desires to purchase, acquire and assume from the Company, the Purchased Assets and the Assumed Liabilities on the terms and subject to the conditions hereinafter set forth, it being intended by the Parties that as soon as practicable following the Closing, the Company distribute an amount in cash to its Shareholders in repayment of capital (including share premium) in a single provisional liquidating distribution as set forth herein, request the delisting of its securities from the New York Stock Exchange and Euronext Paris, request the deregistration of its securities registered under the Exchange Act and the suspension of its reporting obligations thereunder from the SEC, and be dissolved and liquidated (all such steps, together the “Transaction”);

WHEREAS, each of the management board of the Company (the “Management Board”) and the supervisory board of the Company (the “Supervisory Board” and, together with the Management Board, the “Company Boards”) and the special committee of the Independent Directors of the Supervisory Board (the “Special Committee”) has approved the Transaction and the other transactions contemplated hereby; and

WHEREAS, the board of directors of the Purchaser has approved the Transaction and the other transactions contemplated hereby.

NOW, THEREFORE, the Parties have agreed as follows:

ARTICLE ONE

DEFINITIONS AND INTERPRETATION

Section 1.1 Definitions. Unless the context otherwise requires, defined terms in this Agreement and the Annexes and Schedules hereto, which are identified by the capitalization of the first letter of each principal word thereof, have the meanings assigned to such terms in Annex A.

Section 1.2 Interpretation. (a) For all purposes of this Agreement and the Annexes and Schedules hereto, except as otherwise expressly provided herein or unless the context otherwise requires:

(i) the terms defined in this Agreement include the plural as well as the singular and vice versa;

(ii) words importing gender include both genders;

(iii) any reference to an “Article”, “Section” or “Annex” refers to an Article or Section of, or Annex to, this Agreement; and any reference to a “Schedule” in this Agreement refers to the corresponding section of the Company Disclosure Letter;

(iv) references to a document or agreement, including this Agreement, shall be deemed to include all exhibits, annexes, schedules, appendices or other attachments thereto;

(v) the words “hereof”, “herein”, “hereto” and “hereunder” and other words of similar import when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(vi) references made to “days”, “months” and “years” refer to calendar days, months and years, respectively;

(vii) When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded;

(viii) any time period provided for in this Agreement which expires on a day which is not a Business Day shall expire on the next succeeding Business Day; and

(ix) whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

(b) The Parties acknowledge that they were represented by their own separate counsel in connection with the negotiation and drafting of this Agreement and all Transaction Documents and that neither this Agreement nor any of the Transaction Documents nor any of the terms and provisions hereof or thereof shall be subject to the principle of construing its or their meaning against the Party which drafted the same.

Section 1.3 Headings; Table of Contents. The headings and table of contents contained herein are for convenience of reference only and do not constitute a part of this Agreement.

ARTICLE TWO

PURCHASE AND SALE OF ASSETS; ASSUMPTION OF LIABILITIES

Section 2.1 Purchase and Sale of Assets. On the terms and subject to the conditions set forth in this Agreement, the Purchaser shall at the Closing (or shall cause its designated Affiliate or Affiliates to) purchase, acquire and accept from the Company, and the Company shall at the Closing sell, transfer, assign, convey and deliver to the Purchaser (or to its designated Affiliate or Affiliates) all of the Company’s right, title and interest in, to and under the Purchased Assets, free and clear of all Liens except, in the case of Purchased Assets other than the Shares, for Permitted Encumbrances. “Purchased Assets” shall mean all of the business, assets, receivables, properties, contractual rights, goodwill, going concern value,

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rights and claims of the Company whether existing at Closing or hereafter or thereafter acquired, wherever situated and of whatever kind and nature, real or personal, tangible or intangible, whether or not reflected on the books and records of the Company and whether or not disclosed, known or unknown, including each of the following assets, but excluding the Excluded Assets:

(a) all stock or equity interests of the Company in Equant Finance B.V. and in any other Person, collectively referred to herein as the “Shares”;

(b) all of the Company’s rights in, to and under the Company Intellectual Property and the Company Technology;

(c) all rights of the Company under any Contracts (the “Purchased Contracts”);

(d) all cash and cash equivalents;

(e) all accounts receivable and other current assets;

(f) all Permits;

(g) all Documents;

(h) all deposits, prepayments and rights to refunds (including any refunds relating to Taxes); and

(i) all insurance policies.

Section 2.2 Excluded Assets. The Company shall retain its right, title and interest in and to, and Purchaser and its Affiliates shall have no rights with respect to the following assets (the “Excluded Assets”):

(a) this Agreement and the Transaction Documents (and rights of the Company hereunder and thereunder);

(b) the Cash Payment (and any interest accrued thereon, including any interest accrued on the Note);

(c) the Additional Cash Payments (and any interest accrued thereon);

(d) the Employee Option Plan and the cash proceeds (and any interest accrued thereon) from any exercise of options thereunder from and after the date hereof; and

(e) the Company’s articles of association, by-laws, minute books, stock ledgers, Tax records and other corporate records relating to its corporate organization and capitalization as well as any other books and records required by Law in connection with the Shareholder Distribution and the liquidation (copies of all of which shall be provided to the Purchaser).

Section 2.3 Assumption of Liabilities. On the terms and subject to the conditions set forth in this Agreement, at the Closing, the Purchaser shall assume and pay, perform and discharge when due and indemnify the Company from, and hold the Company harmless against, (a) all of the Liabilities of the Company as of the Closing, including all Liabilities

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under the Purchased Contracts and all Permits (the “Pre-Closing Liabilities”), and (b) all of the Liabilities of the Company incurred at or arising after the Closing, in each case other than any Liability (i) to make the Shareholder Distribution, (ii) with respect to withholding Taxes, if any, due in respect of the Shareholder Distribution or any other liquidating distribution, (iii) to make the payment in respect of the Accelerated Options required by Section 7.8, or (iv) in respect of the agreements and covenants of the Company under this Agreement to be performed after Closing (“Post-Closing Liabilities” and, together with the Pre-Closing Liabilities, the “Assumed Liabilities”). The Purchaser shall have the right to cause one or more of its designated Affiliates to assume and pay, perform and discharge when due the Assumed Liabilities, but in no event shall the Purchaser be released from its obligation in this Section 2.3 to indemnify the Company and hold the Company harmless against the Assumed Liabilities.

ARTICLE THREE

PURCHASE PRICE

Section 3.1 Amount of Purchase Price. (a) On the terms and subject to the conditions set forth in this Agreement, the Purchaser shall pay the purchase price for the Purchased Assets (the “Purchase Price”) which shall be the sum of (i) an amount of cash equal to €1,259,585,588.30 (the “Cash Payment”), (ii) an amount of cash equal to the Additional Cash Payments and (iii) the assumption of the Assumed Liabilities.

(b) The “Additional Cash Payments” shall be the sum of (i) the aggregate amount of all Accelerated Award Payments and Formula Amounts paid or required to be paid by the Company in accordance with Section 7.8 and (ii) the aggregate amount of all Shareholder Distribution Shortfall Amounts in accordance with the next sentence. The “Shareholder Distribution Shortfall Amount” with respect to each stock option under the Employee Option Plan exercised for one share of Company Common Stock from or after the date hereof and by or on the twentieth (20th) day prior to the Shareholder Distribution Record Date, shall be the amount equal to the positive difference (if any) between (i) the quotient of (A) the aggregate amount of the Cash Payment divided by (B) the aggregate number of shares of Company Common Stock and Company Preferred Stock outstanding as of the date hereof as set forth in Section 5.3 and (ii) the exercise price of such option per share of Company Common Stock. The aggregate amount of all Shareholder Distribution Shortfall Amounts shall be paid by the Purchaser to the Company on or prior to the date of the Shareholder Distribution and the aggregate accrued amount of all Accelerated Award Payments and Formula Amounts shall be paid by the Purchaser to the Company no later than the second (2nd) Business Day after the fifteenth (15th) day after the Shareholder Distribution date, it being specified that the Company shall deliver to the Purchaser all information evidencing the calculation of such amount at least five (5) Business Days before any payment to be made by the Purchaser pursuant to this Section 3.1(b).

(c) The Cash Payment or the portion thereof paid in cash in accordance with Section 3.2 and the Additional Cash Payment shall be paid directly into a segregated account of the Company maintained with a creditworthy financial institution and shall only be withdrawn from such account for the purposes of making the Shareholder Distribution and satisfying the Liabilities of the Company retained by the Company post-Closing pursuant to Section 2.3.

Section 3.2 Cash Payment. (a) The Cash Payment shall be paid on the Closing Date in Euros in immediately available funds.

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(b) Notwithstanding the foregoing and if it complies with the requirements of the following sentence, the Purchaser may elect, by written notice to the Company delivered not less than the tenth (10th) Business Day prior to the Closing Date, to pay up to €681,839,596.40 of the Cash Payment by delivery of a note with a principal amount equal to such amount and bearing interest at a rate calculated in accordance with the next sentence and payable on the date of the Shareholder Distribution, and substantially in the form attached hereto as Annex B (the “Note”). The interest rate on the Note shall be such that (i) the aggregate amount of interest due and payable on the Note at the Shareholder Distribution Date shall bear the same proportion to the aggregate amount of interest received in respect of all other available cash and investments of the Company from Closing to be distributed in the Shareholder Distribution as (ii) the aggregate number of shares of Company Common Stock and Company Preferred Stock held by the Purchaser or any of its controlled Affiliates (other than the Company and its controlled Affiliates) specified in clause (A) below and entitled to the Shareholder Distribution bear to all other Shares of Company Common Stock entitled to the Shareholder Distribution. In the event the Purchaser elects to deliver the Note, (A) the Purchaser agrees that it (directly or through one or more controlled Affiliates other than the Company or any of its controlled Affiliates) holds, and will continue to hold until the Note has been paid or discharged in full, not less than 148,567,348 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock, (B) the amount due in respect of the Note shall be payable by set-off against the portion of the Shareholder Distribution due in respect of the shares of Company Common Stock and Company Preferred Stock referred to in clause (A) of this Section 3.2(b), and (C) the Purchaser irrevocably and unconditionally waives (on behalf of itself and any such controlled Affiliate) any right to the Shareholder Distribution in respect of the shares of Company Common Stock or Company Preferred Stock held by the Purchaser or any such Affiliate referred to in clause (A) of this Section 3.2(b) to the extent that the Purchaser has failed to pay any amount due on such Note or to set off any such amount against rights of the Purchaser or any such controlled Affiliate in the Shareholder Distribution as provided in clause (B) of this Section 3.2(b).

Section 3.3 Allocation of the Purchase Price. The Purchaser and the Company shall jointly prepare an allocation of the Purchase Price to the Purchased Assets in a schedule to be completed on or prior to the Closing Date. Each of the Purchaser and the Company shall report the income and other Tax consequences of the transactions contemplated by this Agreement in a manner consistent with such allocation. Except as otherwise required by applicable Law, neither the Purchaser nor the Company shall take a position inconsistent with such allocations on any Tax Return or similar filing. Each of the Purchaser and the Company shall reasonably cooperate with the other in preparing for filing any statement required by any Governmental Authority charged with the collection of any income Tax, including Dutch corporate income and other Tax forms and filings related to the transactions contemplated by this Agreement, a reasonable period before its filing due date. If the Purchaser and the Company do not agree on a joint allocation within thirty (30) Business Days following the Closing Date, the Purchaser and the Company shall refer the matter for resolution to independent accountants mutually agreed by the Parties, the decision of which shall be binding on the Purchaser and the Company.

ARTICLE FOUR

CLOSING

Section 4.1 Closing Date. Subject to the satisfaction of the conditions set forth in Article Eight hereof or the waiver thereof by the Party entitled to waive that condition, the

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Closing shall take place at 9:00 a.m. CET at the offices of the Civil Law Notary, or at such other time and due location as the Parties may agree, as promptly as possible upon, and in any event within five (5) Business Days after, the satisfaction of the conditions set forth in Article Eight (or the waiver thereof by the Party entitled to waive that condition), other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction of such conditions (or the waiver thereof by the Party entitled to waive them).

Section 4.2 Closing Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser (or its designee(s)) the following:

(i) for any Shares other than those in Equant Finance B.V., either (i) stock certificates representing the Shares duly endorsed in blank or accompanied by stock transfer powers or (ii) transfer documents in a form agreed to by the Parties and in accordance with applicable Law evidencing the irrevocable transfer of the Shares by the applicable transferor pursuant to this Agreement;

(ii) the certificates referred to in Section 8.2(c);

(iii) agreements between the Company and the Purchaser evidencing the transfer of any Company Intellectual Property transferred pursuant to this Agreement, in forms reasonably satisfactory to the Company and Purchaser; and

(iv) a counterpart of each of the Transaction Documents to be executed on or by Closing in accordance herewith executed by the Company.

(b) At the Closing, the Purchaser shall deliver the following:

(i) to the account of the Company under the sole control of the Liquidator established and maintained pursuant to Section 3.2, the Cash Payment;

(ii) to the Company, the Note and any amounts then due and payable in accordance with Section 3.1(b);

(iii) to the Company, the certificates referred to in Section 8.3(c); and

(iv) to the Company, a counterpart of each of the Transaction Documents to be executed on or by Closing in accordance herewith executed by the Purchaser (or, as the case may be, its designated Affiliate or Affiliates).

(c) At the Closing, the Purchaser (or its designated Affiliate or Affiliates) and the Company shall execute (or, with respect to the Purchaser, shall cause its designated Affiliate or Affiliates to execute) the Deed of Transfer before the Civil Law Notary.

ARTICLE FIVE

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Purchaser hereby agrees and acknowledges that, except for the representations and warranties contained in this Article Five, (a) neither the Company nor any other Person has made any representation or warranty (whether express or implied) on behalf of any Group Company or any of their respective employees, agents or representatives regarding (i) any Group Company, the Purchased Assets, the Assumed Liabilities or the transactions contemplated by this Agreement or (ii) any information, documents or material provided or

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made available by any Group Company or any of their respective employees, agents or representatives to the Purchaser or any of its employees, agents or representatives, including any projections, estimates or budgets, and (b) the Company disclaims any such representation or warranty, notwithstanding the delivery or disclosure to the Purchaser or its employees, agents or representatives of any materials, documentation or other information (including any projections, estimates or budgets).

Except (i) as set forth in the relevant section of the Company Disclosure Letter referred to in the appropriate Section or (ii) otherwise Known by the Purchaser, the Company represents and warrants to the Purchaser as follows:

Section 5.1 Organization and Good Standing. Each of the Group Companies is a corporation or other entity duly organized and incorporated, validly existing and in good standing (or its equivalent, if any) under the Laws of the jurisdiction of its organization, and has all requisite corporate and other power and authority to own, lease and operate its properties and to carry on its business as currently conducted and proposed to be conducted, except for any failures to have such power or authority to do so that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each of the Group Companies is duly qualified or authorized to do business as a foreign corporation (or other applicable entity) and is in good standing under the Laws of each jurisdiction in which it owns or leases real property and in each other jurisdiction in which the conduct of its respective business or the ownership of its respective properties requires such qualification or authorization, except for any failures to be duly qualified or authorized or to be in good standing that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 5.2 Authorization of Agreement. (a) The Company has all requisite power and authority to execute and deliver this Agreement and all Transaction Documents to be executed by the Company and to consummate the transactions contemplated hereby, subject to obtaining the Company Shareholder Approvals. The execution, delivery and performance by the Company of this Agreement and all relevant Transaction Documents has been duly authorized by all necessary corporate action on behalf of the Company.

(b) The Company Boards (i) have directed that the transactions contemplated by the Required Resolutions be submitted to the shareholders of the Company entitled to vote thereon for their approval at the Company Shareholders Meeting, and (ii) have proposed, subject to Section 7.6, that the shareholders of the Company vote in favor of the Required Resolutions.

(c) This Agreement has been, and at or prior to the Closing each of the relevant Transaction Documents will be, duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each of the relevant Transaction Documents (when so executed and delivered) will constitute, the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 5.3 Capitalization. (a) The authorized capital stock of the Company consists of 989,000,000 ordinary shares, nominal value € 0.01 per share (“Company Common Stock”), and 11,000,000 convertible preference shares, nominal value € 0.01 per share

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(“Company Preferred Stock”). At the close of business on the date hereof, (i) 282,926,881 shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock were issued and outstanding, of which no shares of Company Common Stock or Company Preferred Stock were held by the Company or any other Group Company in treasury, (ii) up to 11,000,000 shares of Company Common Stock are reserved for issuance under the Equant N.V. 1998 Share Option Plan (the “Employee Option Plan”), (iii) 7,545,291 shares of Company Common Stock are issuable pursuant to all outstanding stock options under the Employee Option Plan, (iv) other than the Company Preferred Stock or pursuant to the Employee Option Plan, there are no securities convertible into or exchangeable or exercisable for any shares of capital stock or profit sharing certificates (winstbewijzen) of the Company, (v) no restricted shares of Company Common Stock have been granted but not yet issued under the Employee Option Plan and all restricted shares granted under the Employee Option Plan are included in the number of issued and outstanding shares of Company Common Stock set forth in Section 5.3(a)(i) above), and (vi) no profit sharing certificates (winstbewijzen) of the Company are issued or outstanding. All shares of Company Common Stock held by the SITA Group Employee Trust (the “SITA Trust”) are included in the number of shares of Company Common Stock set forth in Section 5.3(a)(i).

(b) All outstanding shares of Company Common Stock and Company Preferred Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights.

(c) Except (i) as set forth above in this Section 5.3 or (ii) as otherwise expressly permitted by Section 7.2, as of the date of this Agreement there are not, and as of the Closing there will not be, any shares of capital stock, voting securities, equity interests or profit sharing certificates (winstbewijzen) of any of the Group Companies issued and outstanding or any subscriptions, options (including stock options or other incentives or stock compensation or other awards), warrants, calls, convertible or exchangeable securities, rights, commitments or agreements of any character providing for the issuance of any shares of capital stock, voting securities, equity interests or profit sharing certificates (winstbewijzen) of any of the Group Companies (including any representing the right to purchase or otherwise receive any Company Common Stock or Company Preferred Stock) or other securities convertible into shares of capital, stock voting securities, equity interests or profit sharing certificates (winstbewijzen) of any Group Company.

Section 5.4 Subsidiaries. (a) Schedule 5.4 sets forth the name of each of the Company’s Subsidiaries and the jurisdiction in which it is incorporated or organized. All the Shares and all other shares of capital stock, voting securities, equity interests and profit sharing certificates (winstbewijzen) of each of the Subsidiaries are held by one or more of the Group Companies. None of the Group Companies holds any direct or indirect shareholding in any entity existing under any law whatsoever, partnership or joint venture other than a Group Company, nor do any of the Group Companies serve as directors in any companies or entities whatsoever other than a Group Company.

(b) The Shares and all other shares of capital stock, voting securities, equity interests and profit sharing certificates (winstbewijzen) in each of the Company’s Subsidiaries are validly issued, fully paid and non-assessable and free of preemptive rights, and all such Shares or other shares, voting securities, equity interests and profit sharing certificates (winstbewijzen) represented as being owned directly by the Company or any of its Subsidiaries are owned by the Company or such Subsidiary, free and clear of any and all Liens.

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Section 5.5 Non-Contravention; Consents and Approvals. (a) The execution, delivery and performance of this Agreement and the relevant Transaction Documents and the consummation of the transactions contemplated hereby and thereby, does not and will not (i) violate any provision of the articles of association or incorporation, by laws or other organizational documents of any Group Company, (ii) assuming the Company Required Approvals are obtained, violate or result in a breach of or constitute a default under any Law, Order or other restriction of any Governmental Authority or arbitral tribunal to which any Group Company or its properties or assets are subject, or (iii) conflict with, or result in a breach of, or constitute a default under, or accelerate the rights of any third party or otherwise adversely affect the rights or obligations of any Group Company under, or the continuing validity or effectiveness after the Closing of, any Contract to which a Group Company is a party or by which it is bound or to which any of its properties or assets are subject, in each case of clauses (i), (ii) and (iii) above, with such exceptions as do not, and would not reasonably be expected to, have, individually or in the aggregate, a Company Material Adverse Effect.

(b) No consent, approval, authorization or waiver is required to be obtained by any Group Company from, and no notice or filing is required to be given by any Group Company to, or made by it with, (x) any Governmental Authority to which a Group Company or its properties or assets are subject or (y) any other Person, in each case in connection with the execution, delivery and performance of this Agreement and the relevant Transaction Documents, the consummation of the transactions contemplated hereby and thereby, or the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of any Group Company or by which any Group Company is bound, except for (i) the filing with the United States Securities and Exchange Commission (the “SEC”) of such reports, schedules, applications and forms under Section 13(a), 13(e) or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or under Exchange Act Rule 12d2-2, 12g-4 or 12h-3, as may be required in connection with this Agreement and the transactions contemplated hereby; (ii) filings with and approvals of the New York Stock Exchange and Euronext Paris as may be required in connection with this Agreement and the transactions contemplated hereby; and (iii) except as set forth in Schedule 5.5(b)(iii), consents, approvals, authorizations or waivers the failure of which to obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (the consents, approvals, authorizations, waivers, filings and notices in clauses (i) and (ii), collectively, the “Company Required Approvals”). Certain required notifications to be made by the Company or its Subsidiaries are set forth in Schedule 5.5(b).

Section 5.6 Title to Purchased Assets; Company Assets and Liabilities. (a) The Company and its Subsidiaries own and have good and marketable title to, or a valid and binding leasehold interest in or right to use, each of the Purchased Assets (including the Company Intellectual Property), in each case free and clear of all Liens other than Permitted Encumbrances (except for the Shares, which are free and clear of all Liens and are subject to no Permitted Encumbrances).

(b) As of the date of this Agreement, Schedule 5.6(b) (the “Company Assets and Liabilities Schedule”) contains a true and complete list of all of (i) the assets (including any properties, Contracts and Intellectual Property held by and in the name of the Company) directly held by the Company and (ii) the direct Liabilities of the Company.

Section 5.7 Company Disclosure Documents; Financial Statements; No Undisclosed Liabilities. (a) As of the date hereof, the Company has filed or otherwise

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submitted all required reports (including reports on Form 6-K), schedules, forms, prospectuses and registration and other statements with the SEC, with the Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten), with the trade register of the chamber of commerce in Amsterdam (Handelsregister bij de Kamer van Koophandel te Amsterdam), The Netherlands, and with the French stock exchange authorities (Conseil des marchés financiers, Commission des opérations de bourse and Autorité des marchés financiers) since January 1, 2002 (as supplemented and amended since the time of filing, collectively, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Company Disclosure Documents”, which term shall include, for the avoidance of doubt, all press releases the Company has furnished to or filed with the SEC on Form 6-K since such date), other than in cases where the failure to file with Governmental Authorities in The Netherlands would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Schedule 5.7(a), as of their respective effective dates (in the case of Company Disclosure Documents that are registration statements filed pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”)), and as of their respective filing or submission dates to the applicable Governmental Authority (in the case of all other Company Disclosure Documents, and, in the case of any Company Disclosure Documents amended or superseded by a filing prior to the date of this Agreement, then on the date of such amending or superseding filing), (i) the Company Disclosure Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder, and with the other Laws applicable to such Company Disclosure Documents, and (ii) none of the Company Disclosure Documents, as of its dissemination date, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) Except as set forth in Schedule 5.7(b), each of (i) the audited consolidated financial statements as of and for the twelve months ended December 31, 2002 and December 31, 2003 and for each of the three years ended December 31, 2003 included in the Company’s Form 20-F filed with the SEC on May 12, 2004, and (ii) the unaudited consolidated financial statements as of and for the six months ended June 30, 2004 included in the Company’s Form 6-K furnished to the SEC on July 23, 2004 fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the date thereof and the consolidated results of their operations and cash flows for the period then ended shown or reported on in such Company Disclosure Document (subject, in the case of the financial statements referred to in clause (ii) above, to normal year-end audit adjustments, none of which has had, individually or in the aggregate, a Company Material Adverse Effect), in each case in accordance with applicable generally accepted accounting principles in France (or with respect to the US GAAP information set forth in note 30 to the financial statements referred to in clause (i), reconciled to U.S. GAAP) as in effect at the relevant time and consistently applied during the periods involved, except as may be noted therein.

(c) As of the date hereof, neither the Company nor any of its Subsidiaries has any Liabilities of any nature (whether accrued, absolute, contingent or otherwise) whether or not required, if known, to be reflected or reserved against on a consolidated balance sheet of the Company prepared in accordance with generally accepted accounting principles in France or, as applicable, the United States or the notes thereto, except Liabilities (i) reflected or reserved

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for in the balance sheets included in the financial statements referred to in Section 5.7(b), (ii) that have been disclosed in the Company Disclosure Documents, (iii) arising under this Agreement, or (iv) that, individually or in the aggregate, do not, and would not reasonably be expected to, have a Company Material Adverse Effect.

(d) As of the date hereof, the Company’s Draft 2005 Budget as presented to the Company’s audit committee on January 21, 2005 and the Company’s Five-Year Operating, Strategic and Financial Plan as presented to the Company’s Supervisory Board on January 22, 2005 have not been modified by the Company’s management since such dates, it being understood by the Company and the Purchaser that such documents have not yet been (and may not necessarily be) approved by the Supervisory Board or any committee thereof.

Section 5.8 Taxes. (a) The consummation of the Transaction will not (i) result in any material current cash corporate income tax (vennootschapsbelasting) liability for the Company or its Subsidiaries organized in the Netherlands or (ii) to the knowledge of the Company, without any investigation, result in any material current cash income tax liability for any other Subsidiary.

(b) The paid-in capital of the Company as recognized for Dutch withholding tax (dividendbelasting) purposes exceeds the Cash Payment.

Section 5.9 Employee Benefits Plans. (a) Schedule 5.9(a) sets forth a list of all Company Plans and true and complete copies of all Company Plans have been provided or made available to the Purchaser.

(b) The only options, restricted stock or other incentive or stock compensation or other awards granted under the Employee Option Plan are (i) stock options in respect of Company Common Stock and (ii) restricted shares of Company Common Stock that are issued and outstanding, and all such Awards are listed in Schedule 5.9(b)(i), which also sets forth with respect to all outstanding stock options granted under the Employee Option Plan, aggregated by date of grant, the number of shares underlying each option, and each option’s exercise price. The Employee Option Plan, as in effect as of the date hereof, is attached as Schedule 5.9(b)(ii) hereto and its terms have not been modified by the terms of any individual award granted thereunder except as set forth in the model award agreement attached as Schedule 5.9(b)(iii) hereto (the “Model Award Agreement”) and no individual award agreement provides any additional payment rights or has terms that would prevent the treatment of such options provided for in Section 7.8.

Section 5.10 Employees and Labor. Except as set forth in Schedule 5.10, none of the Company or any of its Subsidiaries is bound by any material collective bargaining agreement or agreement regarding collective representation in Australia, Brazil, Egypt, France, Germany, the Netherlands, the Russian Federation, Singapore, Switzerland, the United Kingdom, and the United States, other than nation or industry-wide collective bargaining agreements or collective representation arrangements required under applicable Law.

Section 5.11 Compliance with Laws. As of the date hereof, each of the Group Companies is in compliance with all applicable Laws of any Governmental Authority, except as otherwise disclosed in the Company Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

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ARTICLE SIX

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

The Company hereby agrees and acknowledges that, except for the representations and warranties contained in this Article Six, (a) neither the Purchaser nor any other Person has made any representation or warranty (whether express or implied) on behalf of the Purchaser or any of its respective employees, agents or representatives regarding (i) the Purchaser or any of its Affiliates, or the transactions contemplated by this Agreement or (ii) any information, documents or material provided or made available by the Purchaser or any of its Affiliates or any of their respective employees, agents or representatives to the Company or any of its employees, agents or representatives, and (b) the Purchaser disclaims any such representation or warranty, notwithstanding the delivery or disclosure to the Company or its employees, agents or representatives of any materials, documentation or other information.

The Purchaser hereby represents to the Company as follows:

Section 6.1 Organization and Good Standing. The Purchaser is a corporation duly organized and incorporated, validly existing and in good standing (or its equivalent, if any) under the Laws of the jurisdiction of its organization, and has all requisite corporate and other power and authority to own, lease and operate its properties and to carry on its business as currently conducted, except for any failures to have such power or authority that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 6.2 Authorization of Agreement. (a) The Purchaser has all requisite power and authority to execute and deliver this Agreement and all Transaction Documents to be executed by the Purchaser and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Purchaser of this Agreement and all relevant Transaction Documents has been duly authorized by all necessary corporate action on behalf of the Purchaser.

(b) This Agreement has been, and at or prior to the Closing each of the relevant Transaction Documents will be, duly executed and delivered by the Purchaser (or its designated Affiliate, as applicable) and, assuming the due authorization, execution and delivery by the other parties hereto and thereto, this Agreement constitutes, and each of the relevant Transaction Documents (when so executed and delivered) will constitute, the legal, valid and binding obligation of the Purchaser (or its designated Affiliate, as applicable), enforceable against the Purchaser (or its designated Affiliate, as applicable) in accordance with its respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

Section 6.3 Non-Contravention; Consents and Approvals. (a) The execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the transactions contemplated hereby and thereby, does not and will not (i) violate any provision of the constituent documents of the Purchaser (or its designated Affiliate, as applicable), (ii) assuming the Purchaser Required Approvals are obtained, violate or result in a breach of or constitute a default under any Law, Order or other restriction of any Governmental Authority or arbitral tribunal to which the Purchaser (or its designated Affiliate, as applicable) or its properties or assets are subject, or (iii) conflict with, or result

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in a breach of, or constitute a default under, or accelerate the rights of any third party or otherwise adversely affect the rights or obligations of the Purchaser (or its designated Affiliate, as applicable) under, or the continuing validity or effectiveness after the Closing of, any Contract to which the Purchaser (or its designated Affiliate, as applicable) is a party or by which it is bound or to which any of its properties or assets are subject, in each case with such exceptions as do not, and would not reasonably be expected to, have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b) No consent, approval, authorization or waiver is required to be obtained by the Purchaser from, and no notice or filing is required to be given by the Purchaser to, or made by it with, (x) any Governmental Authority to which the Purchaser or its properties or assets are subject or (y) any other Person, in each case in connection with the execution, delivery and performance of this Agreement and the relevant Transaction Documents, the consummation of the transactions contemplated hereby and thereby, or the continuing validity and effectiveness immediately following the Closing of any Permit or Contract of the Purchaser or by which the Purchaser is bound, except for (i) the filing with the SEC of such reports and schedules under Sections 13(a), (d), (e) and 15(d) of the Exchange Act as may be required in connection with this Agreement and the transactions contemplated hereby (the “Purchaser Required Approvals”) and (ii) consents, approvals, authorizations or waivers the failure of which to obtain would not have or would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

ARTICLE SEVEN

COVENANTS AND AGREEMENTS

Section 7.1 Access to Information; Confidentiality. (a) The Company agrees that, prior to the Closing Date, the Purchaser shall be entitled, at its expense and through its officers, employees and representatives (including its legal advisors and accountants), to make such investigation of the properties, businesses and operations of the Company and its Subsidiaries and such examination of the books, records and financial condition of the Company and its Subsidiaries as it reasonably requests and to make extracts and copies of such books and records, in each case to the extent reasonably necessary for integration planning and which access shall be subject to reasonable security procedures of the Company; provided that the Company may withhold (i) any document or information that is subject to the terms of a confidentiality agreement with a third party; provided, however, that the Company shall use commercially reasonable efforts to obtain consents from such third parties to enable disclosure of such document or information to the Purchaser; (ii) any document or information, if such disclosure would violate applicable Law; or (iii) such portions of documents or information which are subject to attorney-client privilege and the provision of which, as determined by the Company’s counsel, may eliminate the privilege pertaining to such documents. Any such investigation and examination shall be upon reasonable notice and at reasonable times during normal business hours and in such a manner as to not interfere with the Company’s normal business operations, and the Company shall cooperate, and shall cause its Subsidiaries (and the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Group Companies) to cooperate, fully therein. No investigation by the Purchaser after the date of this Agreement shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement.

(b) Purchaser will hold and will cause its officers, employees and representatives (including its legal advisors and accountants) to hold in confidence all documents and

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information concerning the Group Companies furnished to the Purchaser in connection with the transactions contemplated by this Agreement pursuant to the terms of the Confidentiality Agreement between the Company and the Purchaser, dated January 25, 2005 (the “Confidentiality Agreement”).

(c) From and after the Closing (i) the Company may retain copies of such financial information and similar records relating to any period prior to the Closing and its liquidation and dissolution contemplated hereby as may be required for the Company and its representatives to prepare and file the Company Tax Returns and effectuate the Company’s liquidation and dissolution (the “Retained Records”) and (ii) the Purchaser shall provide the Company and its representatives with access (upon reasonable notice and at reasonable times during normal business hours and in such a manner as to not interfere with the Purchaser’s normal business operations) to such financial information and similar records and the Purchaser shall cooperate, and shall cause its Subsidiaries (and their respective officers, employees, consultants, agents, accountants, attorneys and other representatives) to cooperate, fully therein. Except for such Retained Records that the Company may be required pursuant to applicable Law to retain for a period of time subsequent to the Closing or the Company’s dissolution and liquidation, as the case may be, on or prior to the date the Company is fully and finally liquidated and dissolved, the Company shall maintain records in accordance with all applicable laws and shall deliver all its records including copies of the Retained Records to the Purchaser; provided, that any Retained Records so retained by the Company shall be returned to the Purchaser when no longer required under applicable Law to be retained by the Company.

Section 7.2 Conduct of the Business Pending the Closing. (a) Except as otherwise expressly contemplated by this Agreement, as required by applicable Law or as the Purchaser may consent, the Company shall, and shall cause each of its Subsidiaries to (i) conduct the Business of the Company and its Subsidiaries only in the Ordinary Course of Business, and (ii) use reasonable best efforts to (A) preserve the present Business operations, organization (including management and the sales force) and goodwill of the Company and its Subsidiaries, subject to redundancies in the Ordinary Course of Business and (B) preserve its present relationship with Persons having business dealings with the Company and its Subsidiaries.

(b) Except (i) as otherwise expressly permitted by this Agreement or (ii) as the Purchaser may consent, the Company shall not, and shall cause each of its Subsidiaries not to:

(i) (A) declare, set aside, make or pay any dividend or other distribution in respect of the capital stock of the Company or any Subsidiaries, other than dividends or distributions by a wholly-owned Subsidiary of Equant Finance B.V. to Equant Finance B.V. (or other than in connection with, and in compliance with, Section 7.11), or (B) repurchase, redeem or otherwise acquire any outstanding shares of the capital stock or other securities of, or equity interests in, the Company or any of its Subsidiaries;

(ii) transfer, issue, sell or dispose of any shares of capital stock or other securities of the Company or any of its Subsidiaries or grant or allot options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of the Company or any of its Subsidiaries, except that the Company may (A) grant options to purchase shares of Company Common Stock under the

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Employee Option Plan in the Ordinary Course of Business under the Company’s director compensation arrangements in effect and (B) issue shares of Company Common Stock upon the exercise of options outstanding on the date hereof under the Employee Option Plan or granted in accordance with clause (A) above, in each case in accordance with the terms thereof and Section 7.8;

(iii) effect any recapitalization, reclassification, stock split or other change in the capitalization of the Company or any of its Subsidiaries, except, with respect to Subsidiaries other than Equant Finance B.V., any recapitalization, reclassification, stock split or other change in the capitalization which would not cause the representation and warranty in Section 5.3 or Section 5.4 to be untrue or inaccurate (without giving effect to any reference in Section 5.3 to this Section 7.2);

(iv) amend the articles of association or other organizational documents of the Company or any of its Subsidiaries, except, with respect to Subsidiaries other than Equant Finance B.V., any amendment to the articles of association or other organizational documents which is not reasonably likely, individually or in the aggregate, to have a Company Material Adverse Effect;

(v) enter into or agree to enter into any merger or consolidation with, any corporation or other entity, or engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities of any other Person;

(vi) other than a Contract entered into by a Subsidiary in the Ordinary Course of Business, enter into any Contract involving payments (whether present or future, contingent or absolute) in excess of 5,000,000 U.S. Dollars in the aggregate;

(vii) except in the Ordinary Course of Business or as set forth on Schedule 7.2(b)(vii) or as may be required by any collective bargaining agreement, employment agreement or other agreement in effect as of the date hereof or by applicable Law (A) increase or agree to increase the annual level of compensation (including equity compensation, whether payable in cash, stock or other property) of any Employee, (B) grant any benefit or other direct or indirect compensation to any Employee, (C) increase or agree to increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension, welfare or other employee benefit plan or arrangement made to, for, or with any of the directors, officers, Employees, agents or representatives of the Company or any of its Subsidiaries or otherwise modify or amend or terminate any such plan or arrangement or (D) enter into any employment (other than to the extent providing for “at-will” employment and without severance), deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which the Company or any of its Subsidiaries is a party or involving a director, officer or employee of the Company or any of its Subsidiaries in his or her capacity as a director, officer or employee of the Company or any of its Subsidiaries;

(viii) except as may be required by applicable Law or by the terms of any existing labor or collective bargaining agreement as of the date hereof, enter into, modify or terminate any labor or collective bargaining agreement of the Company or

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any of its Subsidiaries or, through negotiation or otherwise, make any commitment or incur any material liability to any labor organization with respect to the Company or any of its Subsidiaries;

(ix) except for any Legal Proceeding in the Ordinary Course of Business involving the Subsidiaries and not the Company, commence or settle any Legal Proceeding (other than any Legal Proceeding relating to this Agreement, the Transaction or the transactions contemplated hereby) pending or threatened against the Company or any of its Subsidiaries or to which the Company or any of its Subsidiaries is otherwise a party;

(x) agree to do anything prohibited by this Section 7.2 or anything which would reasonably be expected to result in the condition set forth in Section 8.2(a) not being satisfied.

(c) Except as contemplated by this Agreement, between the date hereof and Closing, the Company shall not (i) purchase, acquire or accept any right, title or interest in, to and under any asset or (ii) voluntarily incur or undertake to incur directly any liability or enter into any agreement or arrangement which, in each case, could reasonably be expected to delay, postpone, or increase the cost of the Company liquidation process.

Section 7.3 Consents and Notices for Transfers of Assets and Liabilities. (a) The Company and the Purchaser shall each use commercially reasonable efforts and shall cooperate with each other to (i) obtain at the earliest practicable date all consents and approvals required to consummate the Transaction and the other transactions contemplated hereby, including the Company Required Approvals and the Purchaser Required Approvals and any consents or approval required for the transfer to the Purchaser (or its designated Affiliate) of all the Purchased Contracts to which the Company is party or by which it is bound or to which its assets are subject, the list of which is attached as Schedule 7.3(a), and the other Purchased Assets and Assumed Liabilities; and (ii) furnish, provide or deliver such information, notices and communications as may be required to be furnished, provided or delivered in order to enable the Parties to consummate the Transaction and the other transactions contemplated hereby.

(b) Without prejudice to the respective rights and without limiting any of the respective obligations of the Parties under Section 7.3(a) with respect to periods following the Closing, the Company and the Purchaser shall cooperate in entering into lawful arrangements from and after the Closing to provide that the Purchaser shall receive the benefits of all Purchased Assets, and be responsible for all Assumed Liabilities, under each Permit (including Permits the transfer of which is prohibited by applicable Law) and Contract under which the Purchased Assets will not be transferred at Closing free and clear of Liens (other than Permitted Liens) or under which the Assumed Liabilities will not be fully transferred, in either case as a result of the failure to obtain a consent or approval or to make a filing or notification. Nothing in this Agreement shall be construed as an attempt to transfer any asset or liability that is by its terms non-transferable without the consent of another party.

(c) If any required consent to the assignment of any Purchased Contract referred to in Section 7.3(a) is not obtained by the Closing, that Purchased Contract shall not be assigned to the Purchaser (or its designated Affiliate) (an “Unassigned Purchased Contract”); provided, however, that if any such consent is not obtained prior to the Closing, the Company and Purchaser shall each use commercially reasonable efforts and shall cooperate with each

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other as reasonably requested by the other Party during the Tax Resolution Period in order to obtain, at the expense and choice of the Purchaser, the required consent to assignment or the termination of that Unassigned Purchased Contract. Between Closing and such assignment or termination of an Unassigned Purchased Contract with a customer, the Purchaser and the Company shall enter into the necessary arrangements so that the services to be rendered to such customer are not discontinued and are rendered by the Purchaser under subcontracting arrangements providing for the same terms and conditions of such Unassigned Purchased Contract. Such arrangements shall be such that any profits or losses derived therefrom shall inure to the benefit of, or be incurred by, the Purchaser. In respect of any Unassigned Purchased Contract that requires the Company to make any payment after the Closing, such payment shall be made by the Company until the relevant consent is obtained or termination effective with funds made available to the Company by the Purchaser.

(d) The Company and the Purchaser shall use commercially reasonable efforts and shall cooperate with each other to cause the Company’s existing Contracts with SITA to be assigned and transferred to and assumed by Equant Finance B.V. on or prior to Closing.

Section 7.4 Filings with Governmental Authorities. (a) Each of the Purchaser and the Company shall (i) make or cause to be made all filings required of them or any of their respective Subsidiaries or controlled Affiliates (in the case of the Purchaser, other than the Company and its controlled Affiliates) under applicable Laws, including United States securities Laws and Antitrust Laws and telecommunications or related Laws, with respect to the Transaction and the other transactions contemplated hereby as promptly as practicable, (ii) comply at the earliest practicable date with any request under applicable Laws, including Antitrust Laws and telecommunications or related Laws, for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries or controlled Affiliates (in the case of the Purchaser, other than the Company and its controlled Affiliates) from any Governmental Authority in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing copies of draft filings to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any Governmental Authority under any Laws with respect to any such filing or any such transaction. Each Party shall use commercially reasonable efforts to furnish to the other Party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Subject to applicable Law, the Parties hereto will consult and cooperate with one another and keep each other informed in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any Party hereto under such applicable Laws.

(b) Each of the Purchaser and the Company shall use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement and the Transaction Documents under any of such applicable Laws. Each of the Purchaser and the Company shall use commercially reasonable efforts to take such action as may be required to cause the expiration of review or waiting periods under such Laws or the notice periods under such Laws, including Antitrust Laws, with respect to such transactions as promptly as possible after the execution of this Agreement. Notwithstanding anything to the contrary in this Agreement, neither the Purchaser or any of its Affiliates nor the Company shall be required

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(i) to hold separate (including by trust or otherwise) or divest any of their respective businesses product lines or assets, (ii) to agree to any limitation on the operation or conduct of their respective businesses, or (iii) to waive any of the conditions set forth in Article Eight of this Agreement.

Section 7.5 Other Actions. (a) The Company and the Purchaser shall use their commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and, in particular to cause the transfer to or assumption by the Purchaser of all Purchased Assets and Assumed Liabilities, the liquidation of the Company, the Shareholder Distribution and the other transactions contemplated hereby, in each case in compliance with and as may be required by applicable Laws and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

(b) The Purchaser shall not direct or otherwise cause the Company, directly or indirectly, to breach any provision of this Agreement; provided, that, if the Purchaser shall so direct or otherwise cause the Company to breach any provision of this Agreement, such directed or caused action by the Company shall be deemed not to be a breach of this Agreement by the Company.

(c) From time to time following the Closing, the Company and the Purchaser shall, and shall cause their respective Affiliates to, execute, acknowledge and deliver all such further conveyances, notices, assumptions, releases and acknowledgements and such other instruments, and shall take such further actions, as may be necessary or appropriate to assure fully to the Purchaser and its respective successors or assigns, all of the properties, rights, titles, interests, estates, remedies, powers and privileges intended to be conveyed to the Purchaser and to assure fully to the Company and its successors and assigns, the assumption by the Purchaser of the Assumed Liabilities under this Agreement and the transactions contemplated hereby.

Section 7.6 Non Negotiation; Non-Solicitation. (a) The Company shall not, nor shall it authorize or permit any of its Subsidiaries, any of their respective directors, officers or employees or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, “Representatives”) retained by it or any of its Subsidiaries to, directly or indirectly through another person, (i) solicit, initiate or knowingly encourage, or take any other action intended to, or which would reasonably be expected to, facilitate, the making by any Person (other than the Parties hereto or any of their Affiliates) of any proposal that constitutes or may reasonably be expected to lead to a Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any person any information, or otherwise cooperate in any way with, any Company Takeover Proposal. Any violation of the restrictions set forth in the preceding sentence by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 7.6(a) by the Company. The Company shall, and shall cause its Subsidiaries to, immediately cease and cause to be terminated any and all existing discussions or negotiations with any person conducted heretofore with respect to any Company Takeover Proposal and request the prompt return or destruction of all confidential information previously furnished with respect thereto. Notwithstanding the foregoing, at any time prior to obtaining the Company Shareholder Approval, in response to a bona fide unsolicited written Company Takeover Proposal that did not result from a breach of this Section 7.6(a), and that the Company Boards determine in good faith (after consultation with outside legal counsel and a financial advisor of internationally recognized reputation) constitutes or is reasonably likely

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to result in a Company Superior Proposal, the Company may, if the Company Boards determine in good faith (after consultation with outside legal counsel) that it is necessary in their reasonable judgment to do so in order to comply with their respective fiduciary duties under applicable Law, and after giving the Purchaser written notice of such Company Takeover Proposal and such determination, (A) furnish information with respect to the Company and its Subsidiaries to the Person making such Company Takeover Proposal (and its Representatives) pursuant to a customary confidentiality agreement, provided that all such information is provided to the Purchaser prior to or as soon as reasonably practicable after it is provided to such Person, and (B) participate in discussions or negotiations with the Person making such Company Takeover Proposal (and its Representatives) regarding such Company Takeover Proposal.

(b) Neither the Company Boards nor any committee thereof shall (i) (A) withdraw (or modify in a manner adverse to the Purchaser), or propose to withdraw (or modify in a manner adverse to the Purchaser), (1) the approval, or (2) subject to Section 7.6(c), the recommendation or declaration of advisability by such Company Board or committee of this Agreement or the Transaction or (B) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Company Takeover Proposal (any action described in this clause (i), a “Company Adverse Recommendation Change”) or (ii) approve or recommend, or propose to approve or recommend, or allow the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement constituting or related to, or that is intended to or may reasonably be expected to lead to, any Company Takeover Proposal (other than a confidentiality agreement pursuant to Section 7.6(a)). Notwithstanding the foregoing, each of the Company Boards and the Special Committee may make a Company Adverse Recommendation Change (i) if the Company actually receives a Company Superior Proposal, such Company Superior Proposal is pending at the time of such Company Adverse Recommendation Change and such Company Board or the Special Committee, as applicable, determines in good faith (after consultation with outside legal counsel and a financial advisor of internationally recognized reputation) that it is necessary in its reasonable judgment to make a Company Adverse Recommendation Change in order to comply with its fiduciary duties under applicable Law and (ii) the Company has complied with all other provisions of this Section 7.6; provided, however, that no Company Adverse Recommendation Change may be made until after the fifth (5th) Business Day following the Purchaser’s receipt of written notice from the Company (an “Adverse Recommendation Notice”) advising the Purchaser that such Company Board or the Special Committee, as applicable, intends to make such Company Adverse Recommendation Change and specifying the terms and conditions of such Company Superior Proposal (it being understood and agreed that any material amendment to the Company Superior Proposal shall require a new Adverse Recommendation Notice and a new five (5) Business Day period). In determining whether to make a Company Adverse Recommendation Change in response to a Company Superior Proposal, neither Company Board nor the Special Committee shall make a Company Adverse Recommendation Change unless (i) such Company Board or the Special Committee, as applicable, believes, after taking into account any legally binding offer of the Purchaser to modify the terms of this Agreement, that such Company Takeover Proposal continues to constitute a Company Superior Proposal, and (ii) each Company Board and the Special Committee shall otherwise at all times negotiate in good faith with the Purchaser with respect to changes to the terms of this Agreement proposed by the Purchaser in response to an Adverse Recommendation Notice or otherwise.

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(c) Nothing contained in this Section 7.6 shall prohibit either Company Board or the Special Committee from making any required disclosure to the shareholders of the Company or to the public (including with respect to the status of its recommendation or declaration of advisability of the Transaction in light of any material change in events or circumstances) if, in the good faith judgment of such Company Board or the Special Committee, as applicable (after consultation with outside legal counsel), failure to do so could reasonably be expected to constitute a violation of applicable Law.

(d) For purposes of this Agreement, “Company Takeover Proposal” shall mean any inquiry, proposal or offer from any Person with respect to (a) a merger, consolidation, dissolution, recapitalization or other business combination involving the Company, (b) the issuance of thirty-three and one third percent (33 1/3%) or more of the equity securities of the Company as consideration for the assets or securities of another Person or (c) the purchase or acquisition in any manner, directly or indirectly, of thirty-three and one third percent (33 1/3%) or more of the equity securities of the Company or assets (including equity securities of any Subsidiary of the Company) that represent thirty-three and one third percent (33 1/3%) or more of the total consolidated assets of the Company, in each case other than the transactions contemplated by this Agreement.

(e) For purposes of this Agreement, “Company Superior Proposal” shall mean a Company Takeover Proposal which either Company Board or the Special Committee determines in good faith (after consultation with a financial advisor of internationally recognized reputation) to be (i) more favorable to the Company and the shareholders, employees, and other stakeholders of the Company from a financial, strategic, business or operational point of view than the Transaction (taking into account all the terms and conditions of such proposal and this Agreement (including the time frame within which it can be consummated and any changes to the terms of this Agreement proposed in a binding offer by the Purchaser in response to such offer or otherwise)) and (ii) reasonably capable of being completed in a reasonable time frame, taking into account all financial, legal, regulatory and other aspects of such proposal.

Section 7.7 Publicity. Neither the Company nor the Purchaser shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other Party and, in the case of any such release or announcement that refers to the Special Committee or any member thereof, of the Special Committee (which, in any such case, will not be unreasonably withheld or delayed), unless, in the sole judgment of the Purchaser or the Company, as the case may be, disclosure is otherwise required by applicable Law, provided that, to the extent permitted by applicable Law, the Party intending to make such release shall use its commercially reasonable efforts consistent with such applicable Law to consult with the other Party and, as applicable, the Special Committee, in each case with respect to the text thereof; and provided, further, however, that each of the Purchaser and the Company, as the case may be, may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements are consistent with previous press releases, public disclosures or public statements made jointly by the Purchaser and the Company or previously approved by the other party and, as applicable, the Special Committee, pursuant to this Section 7.7, and do not disclose additional information beyond that contained in such previous joint or approved communications.

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Section 7.8 Company Stock Options and Other Awards. (a) The Purchaser shall not assume any options or other awards under the Employee Option Plan or any other option, warrant or other convertible security of the Company or its Subsidiaries.

(b) On or prior to the Closing Date, the Company shall take any and all actions necessary to eliminate, prior to the Shareholder Distribution Record Date, any and all restrictions on all restricted stock awards in respect of Company Common Stock granted under the Employee Option Plan. “Shareholder Distribution Record Date” shall mean the record date set for the Shareholder Distribution which shall be the Business Day immediately preceding the Shareholder Distribution (which shall be made on a Business Day).

(c) As promptly as practicable and by no later than the tenth (10th) Business Day after the date hereof, the Company shall take any and all action necessary:

(i) to immediately and fully accelerate the vesting of all stock options outstanding under the Employee Option Plan (all of the stock options under the Employee Option Plan vested as of such date, whether by operation of this clause or previously vested, being referred to herein as the “Accelerated Options”) and to provide that in the case of any option held by any Employee whose employment is terminated without good cause as a result of any reduction in force or similar action between the date hereof and the Shareholder Distribution Record Date, such option shall remain exercisable through the fifteenth (15th) day after the Shareholder Distribution Record Date provided that in any case the holder, upon exercise of such Accelerated Options, will not be granted shares of Company Common Stock if such exercise occurs after the twentieth (20th) day prior to the Shareholder Distribution Record Date;

(ii) to cause each holder of Accelerated Options to receive from the Company upon exercise of such Accelerated Options by or on the twentieth (20th) day prior to the Shareholder Distribution Record Date a number of shares of Company Common Stock equal to the number of shares of Company Common Stock issuable or deliverable thereunder (it being understood that shares of Company Common Stock delivered upon any such exercise shall be newly issued) and which shall be entitled to participate in the Shareholder Distribution pro rata with the other outstanding shares of Company Common Stock and Company Preferred Stock outstanding as of the Shareholder Distribution Record Date;

(iii) to cause each holder of Accelerated Options to receive from the Company upon exercise of such Accelerated Options after the twentieth (20th) day prior to the Shareholder Distribution Record Date and by no later than the fifteenth (15th) day after the Shareholder Distribution Record Date the Accelerated Award Payment in respect of such Accelerated Options in lieu of the shares of Company Common Stock that would otherwise be issuable or deliverable thereunder (and which shall no longer be so issuable or deliverable) which Accelerated Award Payment will be made on the twenty-fifth (25th) day after the Shareholder Distribution date. The “Accelerated Award Payment” in respect of an Accelerated Option will be the amount equal to the positive difference (if any) between (A) the quotient of (x) the aggregate amount of the Cash Payment divided by (y) the aggregate number of shares of Company Common Stock and Company Preferred Stock outstanding as of the date hereof as set forth in Section 5.3 and (B) the exercise price of such Accelerated Option, provided that if the amount so calculated is lower than the Formula Amount in respect of such Accelerated Option, the Accelerated Award Payment shall be increased to equal such Formula Amount;

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(iv) to ensure that all stock options under the Employee Option Plan that are outstanding and remain unexercised or have not been surrendered as of the fifteenth (15th) day after the Shareholder Distribution Record Date shall lapse on the fifteenth (15th) day after the Shareholder Distribution date and that the holder of any Accelerated Option that so lapses receives from the Company on the twenty-fifth (25th) day after the Shareholder Distribution date an amount equal to the value of such stock option as set forth on Schedule 7.8(c)(iv) (the “Formula Amount”);

(v) to cause payment of all Accelerated Award Payments and Formula Amounts payable pursuant to this Section 7.8(c) to be made by Equant to the persons entitled thereto by the twenty-fifth (25th) day after the Shareholder Distribution date or as promptly thereafter as practicable; and

(vi) to notify all holders of outstanding stock options under the Employee Option Plan of the foregoing.

(d) The Company shall maintain and administer the winding-up of the Employee Option Plan in the manner described in this Section 7.8 and pay over to any holder of Accelerated Options the Accelerated Award Payments or the Formula Amounts, as the case may be, that such holder is entitled to receive. The Company agrees that, as a condition to the acceptance of any exercise or the making of any payment in respect of stock options under the Employee Option Plan, it shall use commercially reasonable efforts to obtain from the holder thereof a release of liability in form and substance satisfactory to the Purchaser, with such exceptions as the Purchaser may have agreed to in advance. The Company shall maintain and provide to the Purchaser all other records and information reasonably requested by the Purchaser that relate to the Accelerated Options or the other stock options or awards under the Employee Option Plan or the making of Accelerated Award Payments or payments of Formula Amounts pursuant to this Section 7.8(c) or Shareholder Distribution Shortfall Amounts in accordance with Section 3.1(b).

Section 7.9 Preparation of the Company Shareholder Circular; Shareholders Meeting. (a) As soon as practicable following the date of this Agreement, (i) the Company shall prepare under the direction and control of the Special Committee, except to the extent required for the Company Boards to perform their respective fiduciary duties under applicable Law, the Company Shareholder Circular and (ii) the Purchaser shall promptly provide to the Company any information required for inclusion in the Company Shareholder Circular and shall promptly provide such other information or assistance in the preparation thereof as may be reasonably requested by the Company or as the Purchaser may consider appropriate in the circumstances. The Company shall use its reasonable best efforts (A) if and to the extent required in connection with the preparation of the Company Shareholder Circular, to prepare as soon as reasonably practicable its 2004 consolidated financial statements in accordance with generally accepted accounting principles in France and with a reconciliation to generally accepted accounting principles in the United States consistently applied except as noted therein and (B) to cause the Company Shareholder Circular (1) to be published in accordance with applicable Law, which shall, to the extent required by the Exchange Act, include filing the Company Shareholder Circular on Schedule 13e-3 with the SEC, and (2) to be disseminated to the shareholders of the Company in accordance with applicable Law, in case of each of the foregoing clauses (1) and (2), as promptly as

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practicable after the date of this Agreement. Notwithstanding the foregoing, prior to publication or mailing of the Company Shareholder Circular (or any amendment or supplement thereto), the Company shall (x) provide the Purchaser and the Purchaser’s counsel a reasonable opportunity to review and comment on the Company Shareholder Circular, and (y) give consideration to all reasonable comments made by the Purchaser or the Purchaser’s counsel on the Company Shareholder Circular and (z) only file with the SEC or any other Governmental Authority or distribute to the Company’s shareholders the Company Shareholder Circular (or any amendment or supplement thereto) with the prior approval of the Purchaser, which shall not be unreasonably withheld or delayed.

(b) None of the information included or incorporated by reference in the Company Shareholder Circular to be made available to the Company’s shareholders for the purpose of obtaining the Company Shareholder Approval will, at the date it is first made available to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by the Purchaser for inclusion or incorporation by reference in the Company Shareholder Circular. The Company Shareholder Circular will comply as to form in all material respects with the requirements of the applicable Laws. If at any time prior to Closing any information relating to the Company or any of its respective Affiliates, directors or officers, should be discovered by the Company which should be set forth in an amendment or supplement to the Company Shareholder Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Company shall promptly notify the Purchaser and an appropriate amendment or supplement describing such information shall be promptly prepared and published and, to the extent required by applicable Law, mailed to the Company shareholders (subject to clause (z) of paragraph (a) of this Section 7.9).

(c) None of the information supplied by the Purchaser for inclusion or incorporation by reference in the Company Shareholder Circular to be made available to the Company’s shareholders for the purpose of obtaining the Company Shareholder Approvals will, at the date it is first made available to the shareholders of the Company and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. If at any time prior to Closing any information relating to the Purchaser or any of its respective Affiliates, directors or officers, should be discovered by the Purchaser which should be set forth in an amendment or supplement to the Company Shareholder Circular, so that such document would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Purchaser shall promptly notify the Company and an appropriate amendment or supplement describing such information shall be promptly prepared and published and, to the extent required by applicable Law, made available to the Company shareholders (subject to clause (z) of paragraph (a) of this Section 7.9).

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(d) The Company shall (under the direction and control of the Special Committee), as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its shareholders (the “Company Shareholders Meeting”) solely for the purpose of obtaining the Company Shareholder Approval of the Transaction and the other transactions contemplated hereby and the Required Resolutions and any other resolution of the Company’s shareholders necessary or advisable in order to facilitate the Transaction and the other transactions contemplated hereby. Subject to Section 7.6, the Company shall, through the Company Boards, recommend to its shareholders the approval of the Transaction and the other transactions contemplated hereby and the Required Resolutions.

(e) The Purchaser shall vote or cause to be voted all of the Company Common Stock and, if required, all Company Preferred Stock owned by it and any of its controlled Affiliates (other than the Company and its controlled Affiliates) as of the date hereof or hereafter acquired in favor of the Required Resolutions.

(f) The “Required Resolutions” shall be the resolutions that are necessary in order to authorize and approve this Agreement and the transactions contemplated hereby, including resolutions of the General Meeting of Shareholders (i) approving the resolution of the Management Board to execute, deliver and perform this Agreement and the transactions contemplated hereby, (ii) authorizing and approving the liquidation of the Company and the Shareholder Distribution in each case in accordance with Section 7.12 and conditional on the occurrence of the Closing, (iii) the appointment of a Person reasonably acceptable to the Purchaser and the Special Committee to act as the liquidator (the “Liquidator”) to administer such liquidation, the remuneration of the Liquidator and a company providing the Liquidator with support services, (iv) the confirmation that the Company’s Supervisory Board will oversee such liquidation, it being understood that the “Independent Directors” and the Special Committee and their respective powers, authorities and responsibilities shall remain in effect until the time specified in clause (v) of this Section 7.9(f), and (v) the automatic expiration of the term of the Independent Directors upon the later to occur of payment of the Shareholder Distribution and delisting of the Company’s securities from the New York Stock Exchange and Euronext Paris and the amendment of the Company’s articles of association to eliminate any requirement that the Supervisory Board include any Independent Directors (as currently defined in the Company’s articles of associations) and the special functions and powers of such “Independent Directors”.

Section 7.10 Employee Benefits; Works Council. (a) Prior to the Closing Date, the Company and its Subsidiaries shall, to the extent required by applicable Laws, notify and consult with the relevant works council in non-U.S. jurisdictions regarding decisions to be taken after the date hereof, if any, in connection with the transactions contemplated by this Agreement and shall use reasonable best efforts, as reasonably requested by the Purchaser, under applicable Laws to facilitate the hiring by the Purchaser or by Equant Finance B.V. of the Employees of the Company that may cease to be employed by the Company as at Closing; provided that such actions shall be subject to the prior review and approval of the Purchaser. With respect to each Employee of the Company whose employment will not transfer by operation of Law in connection with the transactions contemplated by this Agreement, Purchaser shall, or shall direct the Company to cause Equant Finance B.V. to, at least twenty (20) Business Days prior to the Closing Date, offer in writing employment to each such Employee with Equant Finance B.V., Purchaser or a Subsidiary of Purchaser commencing as of the Closing Date, (i) at an annual salary or hourly wage rate, as applicable,

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that is no less than the annual salary or hourly wage rate payable to such employee immediately prior to the Closing Date, (ii) in a position with comparable responsibilities to such Employee’s position immediately prior to the Closing Date, (iii) at such Employee’s principal work location immediately prior to the Closing Date and (iv) which otherwise complies with the Purchaser’s obligations pursuant to Section 7.10(b) of this Agreement and any other terms that may apply under applicable Law. Prior to the Closing Date, none of the Group Companies shall make any representation to Employees regarding post-Closing employment practices, procedures and commitments of the Purchaser, including post-Closing employee benefit plans and compensation, without the prior written approval of the Purchaser. Furthermore, prior to Closing, the Purchaser shall direct the Company to transfer all of its rights under the separation agreements listed in Schedule 7.3(a) to Equant Finance B.V., the Purchaser or any of its Subsidiaries.

(b) The Purchaser shall cause the Employees located at Closing outside Europe (which for these purposes shall consist of the countries listed in the agreement of the European Group Committee of the France Telecom Group) who will be employed by Equant Finance B.V., the Purchaser or any of its subsidiaries or Affiliates after Closing (“Non-European Continuing Employees”) to be credited with service for the period they were employed by the Company and any of its Subsidiaries for purposes of eligibility and vesting and, with respect to vacation and severance benefits, benefit accrual in any benefit plan in which the Non-European Continuing Employees are eligible to participate after the Closing Date to the extent such service was recognized under the analogous benefit plan of the Company or any of its Subsidiaries prior to the Closing Date. For the one year period ending on the first anniversary of the Closing Date (the “Continuation Period”), the Purchaser shall, or shall cause its subsidiaries to, (i) pay each Non-European Continuing Employee an annual base salary or hourly wage rate, as applicable, that is no less than the annual salary or hourly wage rate payable to such Non-European Continuing Employee immediately prior to the Closing Date and (ii) provide the Non-European Continuing Employees with employee benefits (excluding bonus compensation) that are substantially similar in the aggregate to the employee benefits provided to the Non-European Continuing Employees immediately prior to the Closing Date. Nothing in this Section 7.10(b) shall be construed to entitle any Non-European Continuing Employee (i) to continue his or her employment with the Purchaser or any of its Affiliates except to the extent required by applicable Law or (ii) to the benefits of this Section 7.10(b) in connection with that Non-European Continuing Employee transferring to or accepting a new position with or within the Purchaser or any of its Affiliates in accordance with generally applicable transfer and mobility policies of the Purchaser and its Affiliates and on similar conditions to similarly situated employees of the Purchaser and its Affiliates. With respect to any health plans in which Non-European Continuing Employees are eligible to participate after the Closing Date, the Purchaser or its Subsidiaries or controlled Affiliates shall (i) waive all limitations as to pre-existing conditions exclusions with respect to participation and coverage requirements applicable to such employees (to the extent such exclusion was waived under applicable health plans offered to such employees by the Company or any of its Subsidiaries), (ii) waive any waiting period under such health plans to the extent that such period exceeds the corresponding waiting period under the corresponding health plans in which the Non-European Continuing Employees participated or were eligible to participate in immediately prior to the Closing Date (after taking into account the service credit provided for herein for purposes of satisfying such waiting period) and (iii) provide each Non-European Continuing Employee with credit for any co-payments and deductibles paid by such Non-European Continuing Employee prior to the Closing Date (to the same extent such credit was given under the analogous plan prior to the Closing Date) in

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satisfying any applicable deductible or out-of-pocket requirements under such plans for the plan year that includes such transfer. Nothing in the preceding sentence confers a right to a Non-European Continuing Employee to maintain his or her current health plan coverage beyond the Continuation Period. The Purchaser will use reasonable efforts to not knowingly take or omit to take and to not permit any of its Subsidiaries to knowingly take or omit to take any action that would subject any Non-European Continuing Employee to a tax pursuant to section 409A of the Code with respect to the transactions contemplated hereby.

(c) Each severance plan in which any Employees of the Company or any of its Subsidiaries participates immediately prior to the Closing Date (the “Severance Plans”) maintained by the Company shall become the obligations of the Purchaser at the Closing Date and each Severance Plan maintained by a Subsidiary of the Company shall continue as an obligation of the applicable Subsidiary, as the case may be, and the Purchaser shall, or shall cause its Subsidiaries, as applicable, to: (i) during the Continuation Period, continue the Severance Plans as in effect for Employees immediately prior to the Closing Date, (ii) honor their obligations under the Severance Plans whether arising before, at or after the Closing Date, as such Severance Plans exist and are in effect as of the Closing Date. A list of the Severance Plans that covers employees in the United States is attached as Schedule 7.10(c), which also lists the Company’s guidelines for Severance Plans outside the United States.

(d) The Parties acknowledge that the rights and obligations of the Company with respect to any of its Employees in the European Union, to the extent they have not been transferred to Equant Finance B.V. under Section 7.10(a), will at Closing transfer to the Purchaser by operation of Law. In particular, the Parties acknowledge, agree and accept that this Agreement qualifies as the transfer of an undertaking under section 7:662-666 of the Dutch Civil Code (Burgerlijk Wetboek) (“DCC”). According to section 7:663 DCC, the following actions will occur by operation of Law:

(i) The Employees who are on the employment rolls of the Company immediately prior to the Closing Date and who fall within the scope of Article 7:663 of the DCC will leave the employment of the Company and will enter the employment of Purchaser effective as of the Closing Date (the “Transferred Company Employees”); and

(ii) The terms and conditions of employment of the Transferred Company Employees with the Purchaser will be identical, in full scope, to the terms and conditions of employment of the Transferred Company Employees with the Company immediately prior to the Closing Date.

Section 7.11 Intercompany Items. Prior to or at the Closing, (a) the Company shall contribute to Equant Finance B.V. all cash and cash equivalents other than the Cash Payment, any portion of the Purchase Price payable pursuant to Section 3.1(b) and the cash proceeds from the exercise of options under the Employee Option Plan from the date hereof, and, in each case, interest thereon and (b) in a manner acceptable to the Purchaser, all intercompany arrangements, accounts and agreements between the Purchaser and the Company shall be transferred by the Company to Equant Finance B.V. prior to Closing or, at the Purchaser’s election, shall be terminated or settled, as of the Closing Date, and all obligations thereunder shall be cancelled and released without any payment being made in respect thereof, unless otherwise agreed by the Purchaser and the Company.

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Section 7.12 Liquidation and Satisfactions of Claims; Delisting and Deregistration of the Company Common Stock. (a) As promptly as practicable following the Closing, the Company shall make one or more liquidating distributions to the holders of the outstanding shares of Company Common Stock and Company Preferred Stock, each share of Company Preferred Stock giving the same entitlement to such distribution as one share of Company Common Stock, it being understood that it is the firm intention of the Parties that a single provisional liquidating distribution be made of the entire amount provided in the next sentence (the “Shareholder Distribution”). Such Shareholder Distribution shall be in an amount equal to the sum of (i) the Cash Payment and the interest accrued thereon, (ii) the cash proceeds from the exercise of the options under the Employee Option Plan and any interest accrued thereon and (iii) any Additional Cash Payment in respect of Shareholder Distribution Shortfall Amounts that has become due and payable on or before the date of the Shareholder Distribution and any interest accrued thereon. To the extent that the Shareholder Distribution is subject to withholding or similar taxes, the Company shall withhold the required amounts from such distributions and remit such amounts to the applicable Tax authority as required by Law. The Shareholder Distribution shall be imputed to paid-in capital and not to retained earnings, as each such term is defined under applicable accounting principles, prior to filing a final distribution plan with the competent court in accordance with article 2:23b of the DCC as promptly as reasonably practicable after the Closing Date. The Company shall also, as promptly as practicable following the Closing, wind up its affairs, satisfy all valid claims of creditors and others having claims against the Company, all in full compliance with applicable Law. The Company hereby expressly acknowledges and agrees that no distribution shall be made to the Company’s shareholders unless and until the Company’s shareholders have approved the dissolution and liquidation of the Company. The Company shall give the Purchaser notice of the Shareholder Distribution no later than the third Business Day prior to such Shareholder Distribution in accordance with Section 10.8.

(b) The Company shall file all necessary applications and forms with the New York Stock Exchange, Euronext Paris S.A. and the SEC and take any other actions reasonably necessary to enable the Company, upon or as promptly as practicable following the Closing and subject to (and in accordance with) applicable Laws, to suspend the listing and trading of the Company Common Stock on, and to delist it from, the New York Stock Exchange and Euronext Paris S.A., to terminate the registration of the Company Common Stock under the Exchange Act and to suspend the Company’s reporting obligations thereunder. Prior to the filing of such forms and applications, the Company shall provide to the Purchaser and to Purchaser’s counsel an opportunity to review and comment thereon and to approve such forms and applications, such approval not to be unreasonably withheld or delayed.

Section 7.13 Agreements Regarding Taxes. (a) Except (i) as otherwise expressly permitted by this Agreement, (ii) as the Purchaser may consent in writing or (iii) to the extent required by applicable Law, the Company shall not, and shall cause its Subsidiaries not to, (A) make or rescind any material election relating to Taxes, settle or compromise any material claim, action, suit, litigation, proceeding, arbitration, investigation, audit controversy relating to Taxes or (B) except as required by applicable Law or applicable generally accepted accounting principles, make any material change to any of its Tax reporting or Tax accounting practices, methods or policies.

(b) As soon as practicable after the execution of the Agreement, the Company shall commence discussions with the Tax authorities of The Netherlands for the purpose of

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reaching an agreement on the Tax treatment of the Transaction for the Company (the “Transaction Tax Treatment”), which will include but will not be limited to the corporate income Tax consequences of the transfer of the Purchased Assets and Assumed Liabilities, the dissolution and subsequent liquidation of the Company, the determination of the capital of the Company as recognized as such for Tax purposes and the Tax treatment of the Company’s Employee Option Plan. The Purchaser shall have the right, but not the obligation, to participate in, approve of and/or control in its reasonable discretion, any such efforts by the Company to reach agreement on the Transaction Tax Treatment. In furtherance thereof (but not as a limitation of the means to be used), at the request of the Purchaser, the Company shall (i) cause its employees and advisors to meet and consult with the Purchaser’s employees and advisors to formulate strategies for such discussions and prepare for meetings with the Tax authorities; (ii) provide to the Purchaser, copies of all correspondence between the Company and the Tax authorities; and (iii) invite a representative of the Purchaser to attend and participate in meetings with the Tax authorities.

(c) The Company shall not file any Tax Returns, including but not limited to any Tax Returns in respect of 2003 or 2004, until the Purchaser has approved such Tax Returns, whether they be in connection with the Shareholder Distribution or otherwise, provided such approval shall not be unreasonably delayed or withheld. In accordance with the time periods prescribed by applicable Law and as may be determined by the applicable Tax authorities, the Company shall file the appropriate Tax Returns and make the other appropriate filings with respect to the sale of the Purchased Assets and the Shareholder Distribution, as approved by the Purchaser, provided such approval shall not be unreasonably delayed or withheld.

(d) If after the execution of this Agreement, an audit or investigation with any Tax authority or similar proceeding with respect to Tax matters (the “Tax Proceeding”) shall be initiated, or a Tax assessment shall be imposed or a claim shall be made by any Tax authority, which might result in an Assumed Liability, the Company will promptly notify the Purchaser in writing of such Tax Proceeding, Tax assessment or claim; provided, however, that with respect to all Subsidiaries organized outside The Netherlands only material Tax Proceedings, Tax assessments or claims that might result in an Assumed Liability must be reported to the Purchaser in writing by the Company.

(e) Until the Closing Date, the Company shall have the right to control all proceedings taken in connection with any Tax Proceeding (including the selection of counsel) and may, with the consent of the Purchaser (which consent shall not be unreasonably withheld), pursue or forego any and all administrative appeals, proceedings, hearings and conferences with any Tax authority with respect thereto. After the Closing Date, the Purchaser shall have the right to control all proceedings taken in connection with such Tax Proceeding; provided, however, that the Company shall not be required to take any Tax position that may result in the imposition of penalties (whether civil or criminal) on the Company or its officers, directors or employees.

(f) If after the Closing Date any Taxes (other than withholding taxes not assumed by the Purchaser pursuant to Section 2.3) are required to be paid by the Company, the Purchaser will pay to the Company an amount equal to the Taxes so payable promptly after being notified by the Company of the amount of such Taxes, which payment will form part of the Purchase Price as referred to in Section 3.1(a) of this Agreement. For the avoidance of doubt, any such Taxes shall constitute an Assumed Liability for purposes hereof.

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(g) If after the payment by the Company to the applicable Tax authorities of Taxes that constituted an Assumed Liability it appears a refund of such payments may be obtainable, the Company shall cooperate during the Tax Resolution Period with the Purchaser to take such actions and execute such instruments as reasonably requested by the Purchaser to pursue and obtain such refund. Upon the expiration of the Tax Resolution Period, the Company shall grant to the Purchaser a power of attorney to act on its behalf to pursue any such Tax refund claims; provided, however, that the power of attorney will not permit the Purchaser to take any actions that may result in the imposition of penalties (whether civil or criminal) on the Company or its officers, directors or employees. “Tax Resolution Period” means the six (6) months period beginning from and after the Closing Date.

Section 7.14 Indemnification, Exculpation and Insurance. (a) To the fullest extent permitted by Law, the Purchaser shall, and shall cause its Subsidiaries to, indemnify, defend and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of the Company and its Subsidiaries (the “Indemnified Parties”) to the extent provided by the applicable charter or other organizational documents of the Company and its Subsidiaries, as the case may be, as currently in effect at the date hereof and as previously provided to the Purchaser or as provided for in the Contracts set forth on Schedule 7.14(a), for acts or omissions occurring at or prior to the Closing in their capacities as such, with references to the Company thereafter deemed to refer to the Purchaser except that advancement of expenses shall be made in the same manner as provided in clause (A) of Section 7.14(b) (including the proviso thereto); provided, however, that in no event shall the Purchaser or any of the Subsidiaries have any obligation to indemnify the Indemnified Party with respect to any matter constituting an intentional material breach of this Agreement or any of the related Transaction Documents by such Person.

(b) Without limiting the Purchaser’s obligations under Section 7.14(a), from and after the Closing, to the fullest extent permitted by Law, the Purchaser shall indemnify, defend and hold harmless each of the Indemnified Parties, and the Liquidator against all Losses to the extent arising from, relating to, or otherwise in respect of, any actual or threatened Legal Proceeding in respect of actions or omissions occurring or alleged to have occurred in connection with (i) the fact that such person is or was an officer, director or employee of the Company or any of its Subsidiaries, as the case may be, (ii) the fact that the Liquidator is or was the liquidator of the Company, or (iii) this Agreement and the transactions contemplated hereby; provided, however, that in no event shall any Indemnified Party or the Liquidator be entitled to indemnification under this Section 7.14(b) for Losses arising out of actions or omissions by such Indemnified Party or the Liquidator, as the case may be, constituting an intentional material breach of this Agreement or any of the related Transaction Documents by such Indemnified Party or a material breach of this Agreement or any of the related Transaction Documents by the Liquidator. In the event of any actual or threatened Legal Proceeding described in the preceding sentence for which the Indemnified Parties or the Liquidator may be entitled to indemnification pursuant to this Section 7.14(b), (A) the Purchaser shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties or the Liquidator (and reasonably acceptable to the Purchaser) on demand, but no more than a monthly basis, promptly after statements are received in advance of settlement, judgment or other resolution thereof to such Indemnified Party or the Liquidator, as the case may be, upon request (provided such Indemnified Party or the Liquidator, as applicable, undertakes to repay all advanced expenses if it is ultimately determined by a non-appealable judgment that such Person is not entitled to indemnification) and (B) the Purchaser shall cooperate in the defense of any such matter; provided that the

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Purchaser shall not be obligated pursuant to this Section 7.14(b) to pay the fees and expenses of more than one counsel for all Indemnified Parties and the Liquidator in any jurisdiction (selected by a plurality of the applicable Indemnified Parties and the Liquidator) with respect to any single Legal Proceeding except to the extent that two or more of such Indemnified Parties or any such Indemnified Party and the Liquidator shall have concluded in good faith that they have differing or conflicting interests in the outcome of such Legal Proceeding. Notwithstanding the foregoing, the Purchaser shall have no obligations to an Indemnified Party or to the Liquidator with respect to a Legal Proceeding pending before a court of competent jurisdiction if such court shall determine that indemnification of such Person in the manner contemplated hereby is prohibited by applicable Law and such determination shall have become final and non-appealable.

(c) The Purchaser shall, for a period of not less than five years after the Closing Date, maintain in effect policies of directors’ and officers’ liability insurance on behalf of the officers and directors of the Company currently covered by the directors’ and officers’ liability insurance policy maintained by the Purchaser with respect to acts or omissions occurring on or prior to their resignation or the expiration of their term with the coverage and containing terms and conditions not less advantageous to those officers and directors than the coverage and terms and conditions indicated in writing to the Company and the Special Committee on or prior to the date hereof, to the extent such coverage, terms and conditions are available in the insurance market on commercially reasonable terms. Notwithstanding the foregoing, in no event shall such coverage, terms or conditions be less advantageous than those available at the time to directors and officers of the Purchaser and its controlled Affiliates (other than the Company and its controlled Affiliates).

(d) The Purchaser shall, in respect of any Indemnified Party that is or was a member of the Special Committee who may be called upon, subsequent to the date of his resignation or expiration of his term, to testify in any Legal Proceeding in connection with this Agreement or otherwise assist with the Transaction, compensate that member for his time in serving in such capacity on the same basis as that member is currently compensated in his capacity as a member of the Company’s Supervisory Board; provided, however, that the Purchaser shall not have any obligation to make such compensation payment if such member of the Special Committee has, in connection with the subject matter of such Legal Proceeding, been finally judicially determined to have intentionally breached this Agreement or any of the related Transaction Documents in any material respect.

(e) Notwithstanding any other provision of this Agreement to the contrary, the Indemnified Parties and the Liquidator shall be third party beneficiaries of this Section 7.14. The provisions of this Section 7.14 are intended to be for the benefit of each such Person to whom this Section 7.14 applies, his or her heirs and his or her representatives. The obligations of the Purchaser and its Subsidiaries under this Section 7.14 shall not be terminated or modified in such a manner as to adversely affect any such Person to whom this Section 7.14 applies without the express written consent of such affected Person.

Section 7.15 Litigation Relating to Agreement or Transaction. In the event a Legal Proceeding relating to this Agreement, the Transaction or the other transactions contemplated hereby is initiated by a third party between the date hereof and Closing against any of the Group Companies, the Company shall conduct, and shall procure that the relevant Subsidiary conducts such Legal Proceeding, under the direction and control of the Special Committee, except to the extent required for the Company Boards to perform their respective fiduciary duties under applicable Law, it being specified that the Special Committee shall always act in

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good faith using all means and defenses reasonably available to it under the circumstances. Upon the Purchaser’s request, the Company shall give, and shall procure that the relevant Subsidiary gives to the Purchaser the opportunity to comment with respect to the defense of such Legal Proceeding and such comments shall be duly taken into account. The Company or the relevant Subsidiary shall keep the Purchaser informed of the progress of such Legal Proceeding and its defense and shall make available to the Purchaser all documents, notices, communications and filings (including court papers) as may be requested by the Purchaser. The Company or the relevant Subsidiary shall not settle or compromise any such Legal Proceeding without the prior written consent of the Purchaser, which shall not be unreasonably withheld.

ARTICLE EIGHT

CONDITIONS TO CLOSING

Section 8.1 Conditions Precedent to Each Party’s Obligations. The respective obligations of each Party to this Agreement to consummate the transactions contemplated by this Agreement are subject to the fulfillment, on or prior to the Closing Date, of the condition (which may be waived by agreement of the Parties, in whole or in part, to the extent permitted by applicable Law) that the Company Shareholder Approval shall have been obtained.

Section 8.2 Conditions Precedent to Obligations of the Purchaser. The obligation of the Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by the Purchaser in whole or in part to the extent permitted by applicable Law):

(a) all representations and warranties of the Company contained herein shall be true and correct on and as of the Closing Date as though made on the Closing Date (except for representations and warranties made as of a specified date, which need be true only as of the specified date); provided, however, that this condition shall be deemed satisfied with respect to all representations and warranties of the Company contained herein unless all failures of such representations and warranties to be so true and correct (without giving effect to any materiality, Company Material Adverse Effect or similar qualification thereof), in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect;

(b) the Company shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; provided, however, that this condition shall be deemed satisfied with respect to all obligations and covenants unless all failures to perform and comply with such obligations and covenants (without giving effect to any materiality, Company Material Adverse Effect or similar qualification thereof), in the aggregate, have had, or would reasonably be expected to have, a Company Material Adverse Effect;

(c) the Purchaser shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Purchaser) executed by the Chief Executive Officer and the General Counsel of the Company certifying as to the fulfillment of the conditions specified in Section 8.2(a) and Section 8.2(b) hereof;

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(d) there shall not have occurred since the date of this Agreement any natural catastrophe, act of terrorism, act of war, act of God, international calamity or emergency, or material suspension or limitation of trading of shares on the New York Stock Exchange or Euronext Paris that, individually or in the aggregate, have had or caused or could reasonably be expected to have or cause (i) a material adverse effect on the business, assets, properties, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, or (ii) a material adverse effect on the ability of the Purchaser or the Company to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement by December 31, 2005 or of the Company to be fully liquidated within a reasonable period of time after Closing;

(e) the Purchaser Required Approvals shall have been obtained or made and shall be in full force and effect; and

(f) there shall not be in effect any applicable Law or Order by a Governmental Authority of competent jurisdiction binding on the Purchaser that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby, or imposes material modifications to the structure of the transactions contemplated hereby or material restrictions thereon (i) issued by any Governmental Authority of the European Union or any member state thereof or the United States or (ii) issued by any other jurisdiction, and, in the case of this clause (ii), the violation of which (A) has or could reasonably be expected to have (x) a material adverse effect (determined with reference to the costs or benefits of the Purchaser in connection with the Transaction) on the business, assets, properties, results of operations or financial condition of the Purchaser and its Subsidiaries or (y) a Purchaser Material Adverse Effect or (B) could reasonably be expected to result (as determined in good faith after consultation with counsel) in personal liability of directors or executive officers of the Purchaser or its Subsidiaries.

Section 8.3 Conditions Precedent to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by the Company, in whole or in part, to the extent permitted by applicable law):

(a) all representations and warranties of the Purchaser contained herein shall be true and correct on and as of the Closing Date as though made on the Closing Date; provided, however, that this condition shall be deemed satisfied with respect to all representations and warranties of the Purchaser contained herein unless all failures of such representations and warranties to be so true and correct (without giving effect to any materiality, Purchaser Material Adverse Effect or similar qualification), in the aggregate, have had, or would reasonably be expected to have, a Purchaser Material Adverse Effect;

(b) the Purchaser shall have performed and complied with all obligations and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date; provided, however, that this condition shall be deemed satisfied with respect to all obligations and covenants unless all failures to perform and comply with such obligations and covenants (without giving effect to any materiality, Purchaser Material Adverse Effect or similar qualification thereof), in the aggregate, have had, or would reasonably be expected to have, a Purchaser Material Adverse Effect;

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(c) the Company shall have been furnished with certificates (dated the Closing Date and in form and substance reasonably satisfactory to the Company) executed by an executive officer of the Purchaser certifying as to the fulfillment of the condition specified in Section 8.3(a) and 8.3(b);

(d) there shall not be in effect any applicable Law or Order binding on the Company by a Governmental Authority of competent jurisdiction that restrains, enjoins or otherwise prohibits the consummation of the transactions contemplated hereby or imposes material modifications to the structure of the transactions contemplated hereby or material restrictions thereon, (i) issued by any Governmental Authority of the European Union or any member state thereof, or the United States or (ii) issued by any other jurisdiction, and, in the case of this clause (ii), the violation of which (A) has or could reasonably be expected to have a Company Material Adverse Effect or (B) could reasonably be expected to result (as determined in good faith after consultation with counsel) in personal liability of any member of the Company Boards or the Special Committee;

(e) the Company Required Approvals shall have been obtained or made and shall be in full force and effect.

ARTICLE NINE

TERMINATION

Section 9.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written consent of the Purchaser and the Company;

(b) by either the Purchaser or the Company:

(i) if the Transaction shall not have been consummated on or before December 31, 2005 (the “Termination Date”), provided that the right to terminate this Agreement under this Section 9.1(b)(i) shall not be available to any Party whose action or failure to act has been a principal cause of or resulted in the failure of the Closing to occur on or before such date; or

(ii) in the event that a Company Adverse Recommendation Change shall have occurred (provided, in the case of termination by the Company pursuant to this Section 9.1(b)(ii), that such Company Adverse Recommendation Change is made as permitted by Section 7.6(b) or (c)).

(c) by the Purchaser, if the Company shall have breached or failed to perform (as the case may be) any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.2(a) or Section 8.2(b) and (ii) is incapable of being cured, or is not cured, by the Company within thirty (30) calendar days following receipt by the Company of written notice from the Purchaser of such breach or failure to perform; or

(d) by the Company, if the Purchaser shall have breached or failed to perform (as the case may be) any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.3(a) or Section 8.3(b) and (ii) is incapable of being cured, or is not cured, by the Purchaser within thirty (30) calendar days following receipt by the Purchaser of written notice from the Company of such breach or failure to perform.

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Section 9.2 Procedure Upon Termination; Announcement of Termination. In the event of termination and abandonment by the Purchaser or the Company or both, pursuant to Section 9.1 hereof, written notice thereof shall forthwith be given to the other Party or Parties, and this Agreement shall terminate, and the purchase of the Purchased Assets, the assumption of the Assumed Liabilities and the entire Transaction hereunder shall be abandoned, without further action by the Purchaser or the Company.

Section 9.3 Effect of Termination. If this Agreement is terminated as provided herein, then each of the Parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the Purchaser or the Company, other than pursuant to Section 7.7 and Article Ten, together with this Section 9.3, which provisions shall each survive such termination, provided, however, that nothing in this Section 9.3 shall relieve (i) the Purchaser of any liability for a willful, Knowing or intentional breach of this Agreement or (ii) the Company of any liability for a willful, Knowing or intentional breach of this Agreement.

ARTICLE TEN

MISCELLANEOUS

Section 10.1 Survival of Representations and Warranties. The respective representations and warranties and the pre-Closing covenants of the Company and the Purchaser contained in this Agreement or in any instrument delivered pursuant to this Agreement shall expire with, and be terminated and extinguished upon, the Closing Date. This Section 10.1 shall have no effect upon any obligations of the parties hereto to be performed after the consummation of the Transaction.

Section 10.2 Payment of Sales, Use or Similar Taxes. All sales, use, value added, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Purchaser.

Section 10.3 Expenses. (a) Except as otherwise provided in this Agreement, the Company and the Purchaser shall each bear its own costs and expenses incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

(b) Notwithstanding Section 10.3(a) and without limiting the generality of the Purchaser’s assumption of Post-Closing Liabilities in Section 2.3, the Purchaser shall bear the costs and expenses incurred by the Company arising after the Closing Date that are reasonably necessary for the dissolution and liquidation of the Company and the continued existence of the Company through the date of the final liquidation of the Company (“Reimbursable Costs”). Upon presentation of documentation reasonably satisfactory to the Purchaser, the Purchaser shall promptly advance or reimburse to the Company such Reimbursable Costs on an as-incurred basis. The Company shall use its reasonable best efforts to minimize the amount of Reimbursable Costs.

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Section 10.4 Specific Performance. The Parties acknowledge and agree that the breach of this Agreement would cause irreparable damage and that the Parties will not have an adequate remedy at Law. Therefore, the respective obligations of the parties under this Agreement, including the Company’s obligation to sell, transfer, assign and delegate to the Purchaser the Shares, the other Purchased Assets and the Assumed Liabilities, shall be enforceable by a decree of specific performance issued by any court of competent jurisdiction, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which any party may have under this Agreement or otherwise.

Section 10.5 Further Assurances. The Company and the Purchaser each agrees to execute and deliver such other documents or agreements and to take such other action as may be reasonably necessary or desirable for the implementation of this Agreement and the consummation of the transactions contemplated hereby.

Section 10.6 Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and Exhibits hereto) and the Transaction Documents (together with the Confidentiality Agreement) represent the entire understanding and agreement between the Parties hereto with respect to the subject matter hereof and thereof. This Agreement can be amended or supplemented, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Party against whom enforcement of any such amendment, supplement, change or waiver is sought and, in the case of any such amendment, supplement, or waiver by the Company, with the prior written consent of the Independent Directors then in office. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any Party, shall be deemed, except as otherwise expressly provided herein, to constitute a waiver by the Party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any Party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise thereof or the exercise of any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law.

Section 10.7 Special Committee. (a) The Company hereby undertakes to implement and enforce its rights under this Agreement in accordance with its terms and to consult with the Special Committee and its representatives with respect to any such matter and to give due consideration to any views expressed by the Special Committee and its representatives. The Company hereby grants the Independent Directors an irrevocable and exclusive power of attorney, acting jointly and on behalf and at the reasonable expense of the Company, to implement or enforce this Agreement in accordance with its terms, provided that this power of attorney shall only be exercised in the event that the Company, in the good faith judgment of the Special Committee, fails to timely and properly enforce and perform this Agreement in any material respect, and provided further that such power of attorney does not include the right to cause the Company to consent to any amendment or supplement to this Agreement or to waive any provision hereof (which matters are addressed by Section 10.6).

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(b) This Section 10.7 does not limit any other rights granted the Special Committee or Independent Directors elsewhere in this Agreement. The rights of the Special Committee and the Independent Directors in this Agreement (other than, for the avoidance of doubt, in their capacity as Indemnified Parties as set forth in Section 7.14) will terminate at the expiration of the term of the Independent Directors as specified in Section 7.9(f)(v).

Section 10.8 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered, if delivered personally, (ii) when sent, if sent by facsimile that is promptly confirmed by telephone, (iii) two Business Days following sending by overnight delivery via recognized international courier, or (iv) when received if mailed by certified mail, return receipt requested, in each case to the parties at the following addresses (or to such other address as a party may have specified by notice duly given to the other party pursuant to this provision):

If to the Company, to:

Equant

2355 Dulles Corner Boulevard

Herndon, VA 20171,

USA

Attention: Senior Vice President, General Counsel and Secretary

Facsimile No.: +1 571 643 7680

Email: Michael.berg@equant.com

With a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

USA

Attention: Paul S. Bird

Facsimile No.: +1 212 909 6836

Email: psbird@debevoise.com

And to:

Special Committee of the Independent Directors of the Supervisory Board of Equant N.V.

c/o Crowell & Moring LLP

1001 Pennsylvania Avenue, NW

Washington D.C. 20004

Attention: Irving B. Yoskowitz, Chairman of the Special Committee

Facsimile No: +1 202 628 5116

Email: iyoskowitz@crowell.com

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And to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

USA

Attention: Christopher E. Austin; David I. Gottlieb

Facsimile No: 1 212 225 3999

Email: caustin@cgsh.com; dgottlieb@cgsh.com

If to the Purchaser, to:

France Telecom

6 Place d’Alleray

75505 Paris Cedex 15

France

Attention: Chief Financial Officer

Facsimile No.: +33 1 44 44 01 75

Email: michel.combes@francetelecom.com

With a copy to:

Sullivan & Cromwell LLP

24 rue Jean Goujon

75008 Paris

France

Attention: Nikolaos G. Andronikos; Gauthier Blanluet

Facsimile No: +33 1 73 04 10 10

Email: andronikosn@sullcrom.com; blanluetg@sullcrom.com

Section 10.9 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and permitted assigns. Except as expressly stated to the contrary in this Agreement or insofar as it relates to any rights granted in this Agreement to the Special Committee, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except as provided below. No assignment of this Agreement or of any rights or obligations hereunder may be made by either the Company or Purchaser (by operation of law or otherwise) without the prior written consent of the other Party (and, in the case of the Company, the Special Committee) and any attempted assignment without the required consents shall be void; provided, however, that Purchaser may assign this Agreement and any or all rights or obligations hereunder (including Purchaser’s rights to acquire the Shares and other Purchased Assets and assume the Assumed Liabilities) to any Affiliate of Purchaser by way of transfer of contract (contractsoverneming) in accordance with article 6:159 of the DCC and the Company hereby agrees to cooperate to the extent necessary to effectuate such transfer, provided that such Affiliate shall agree to be bound by the provisions of this Agreement as if it were the Purchaser hereunder, and provided, further, that no such assignment or assumption shall relieve the Purchaser from any obligation hereunder and, as a separate and independent obligation, the Purchaser shall be and remain

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jointly and severally liable, as co-principal debtor, to the Company (`hoofdelijke aansprakelijkheid´) for the due and punctual performance and observance by the Purchaser and its assigns, of all its obligations, covenants, representations and warranties under or pursuant to this Agreement, and that references herein to the “Purchaser” shall be to each of France Telecom and such Affiliate so designated by it.

Section 10.10 Governing Law. This Agreement shall be governed by and construed in accordance with the Laws of The Netherlands without reference to Dutch principles of conflict of laws. The Company and the Purchaser agree that this Agreement may not be dissolved, rescinded, cancelled or terminated (other than in accordance with Article Nine of this Agreement) under any applicable Law.

Section 10.11 Submission to Jurisdiction; Consent to Service of Process. The Parties hereto hereby irrevocably submit to the exclusive jurisdiction of the competent court in Amsterdam, The Netherlands over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

Section 10.12 Severability. If, at any time, any provision hereof is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the law of any other jurisdiction shall in any way be affected or impaired thereby.

Section 10.13 Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

FRANCE TELECOM:

By	/s/ Alexander Lunshof
	Name:	Alexander Lunshof
	Title:	Attorney-in-Fact

EQUANT:

By	/s/ Howard Ford
	Name:	Howard Ford
	Title:	Managing Director

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Annex A

Definitions

“Accelerated Options” has the meaning assigned to such term in Section 7.8(c).

“Accelerated Award Payment” has the meaning assigned to such term in Section 7.8(c).

“Action” means claim, action, suit, arbitration, inquiry, proceeding or investigation.

“Additional Cash Payment” has the meaning assigned to such term in Section 3.1(b).

“Adverse Recommendation Notice” has the meaning assigned to such term in Section 7.6(b).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through owners of voting securities, by contract or otherwise.

“Agreement” has the meaning assigned to such term in the Caption to this Agreement.

“Antitrust Laws” means any statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other laws that are designed to prohibit, restrict or regulate competition, mergers or actions having the purpose or effect of monopolization or restraint of trade or significant impediment to effective competition or the creation or strengthening of a dominant position.

“Assumed Liabilities” has the meaning assigned to such term in Section 2.2.

“Business” has the meaning assigned to such term in the Recitals to this Agreement.

“Business Day” means any day of the year on which commercial banking institutions in New York, Amsterdam and Paris are open to the public for conducting business and are not required or authorized to close.

“Cash Payment” has the meaning assigned to such term in Section 3.1(a).

“Civil Law Notary” means any civil law notary to be chosen by and reasonably acceptable to the Purchaser and the Special Committee.

“Closing” means the closing of the sale and purchase of the Purchased Assets and the assumption of the Assumed Liabilities provided for in Section 2.1 and Section 2.3.

“Closing Date” means the date on which the Closing shall be held.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” has the meaning assigned to such term in the Caption to this Agreement.

“Company Adverse Recommendation Change” has the meaning assigned to such term in Section 7.6(b).

“Company Assets and Liabilities Schedule” has the meaning assigned to such term in Section 5.6.

“Company Boards” has the meaning assigned to such term in the Recitals to this Agreement.

“Company Common Stock” has the meaning assigned to such term in Section 5.3.

“Company Disclosure Documents” has the meaning assigned to such term in Section 5.7(a).

“Company Disclosure Letter” means the disclosure letter delivered by the Company to the Purchaser on or prior to the date hereof and identified as such pursuant to this Agreement.

“Company Intellectual Property” means all Intellectual Property used in or necessary or useful for the conduct of the business or other activity of the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means (i) a material adverse effect on the business, assets, properties, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole or (ii) a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement in a timely manner or be fully liquidated within a reasonable period of time after Closing.

“Company Plans” means all material benefit and compensation plans, contracts, policies or arrangements covering the Employees, including but not limited to “employee benefit plans” within the meaning of Section 3(3) of ERISA and deferred compensation, stock option, stock purchase, stock appreciation rights, stock based, incentive and bonus plans sponsored or maintained by the Company.

“Company Preferred Stock” has the meaning assigned to such term in Section 5.3.

“Company Required Approvals” has the meaning assigned to such term in Section 5.4(b).

“Company Shareholder Approval” means the affirmative vote of a majority of the valid votes cast at the Company Shareholders Meeting either in person or by proxy, approving the resolution of the Management Board to execute, deliver and perform this Agreement and the transactions contemplated hereby.

“Company Shareholder Circular” means a document as meant in best practice rule IV.3.7 of the Netherlands Corporate Governance Code (Code Tabaksblat) and Article 2:107-A of the Dutch Civil Code and including any information required, if applicable, in a filing pursuant to Rule 13e-3 and Schedule 13 E-3 under the Exchange Act prepared by the Company to inform the Company Shareholders Meeting including all facts and circumstances relevant in respect of the approval of this Agreement and the transactions contemplated hereby.

“Company Shareholders Meeting” has the meaning assigned to such term in Section 7.9(d).

“Company Superior Proposal” has the meaning assigned to such term in Section 7.6(f).

“Company Takeover Proposal” has the meaning assigned to such term in Section 7.6(e).

“Company Technology” means collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, software (including any and all computer programs, software implementations of algorithms, models, methodologies, whether in source code or object code, databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and all documentation including user manuals and other training documentation related to any of the foregoing), research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form, whether or not specifically listed herein, and all related technology including hardware, firmware and middle ware used in, incorporated in, embodied in, or displayed by any of the foregoing, or used or useful in the design, development, reproduction, maintenance or modification of any of the foregoing, in each case used in or necessary for the conduct of the business or other activity of the Company or any of its Subsidiaries.

“Confidentiality Agreement” has the meaning assigned to such term in Section 7.1(b).

“Continuation Period” has the meaning assigned to such term in Section 7.10(b).

“Contract” means any contract, agreement, indenture, note, bond, loan, license, instrument, lease, commitment or other legally binding arrangement, whether oral or written.

“DCC” has the meaning assigned to such term in Section 7.10(c).

“Deed of Transfer” means the notarial deed of transfer of the Shares of Equant Finance B.V.

“Documents” means all files, documents, instruments, papers, books, reports, records, tapes, microfilms, photographs, letters, budgets, forecasts, ledgers, journals, title policies, customer lists, regulatory filings, operating data and plans, technical documentation (design specifications, functional requirements, operating instructions, logic manuals, flow charts, etc), user documentation (installation guides, user manuals, training materials, release notes, working papers, etc.), marketing documentation (sales brochures, flyers, pamphlets, web pages, etc.), and other similar materials related to the Business and the Purchased Assets in each case whether or not in electronic form.

“Employee” means current or former employees, directors and consultants of the Company or any of its Subsidiaries.

“Employee Option Plan” has the meaning assigned to such term in Section 5.3.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” has the meaning assigned to such term in Section 5.4(b).

“Excluded Assets” has the meaning assigned to such term in Section 2.2.

“Formula Amount” has the meaning assigned to such term in Section 7.8 (c).

“Governmental Authority” means any judicial, legislative, executive or regulatory authority of competent jurisdiction of or in The Netherlands, France, the United States or any other jurisdiction, including of the European Union or any other such supranational authority.

“Group Companies” means the Company and each of its Subsidiaries.

“Indemnified Parties” has the meaning assigned to such term in Section 7.14(a).

“Independent Directors” has the meaning assigned to such term in Section 7.9(f).

“Intellectual Property” means all intellectual property rights arising from or in respect of the following, whether protected, created or arising under the laws of the United States or any other jurisdiction: (A) all patents and applications therefore, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon, (B) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (C) copyrights and registrations and applications therefore, works of authorship Software and mask work rights, (D) proprietary and confidential information, including discoveries, concepts, ideas, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases, customer lists, supplier lists, pricing and cost information, business and marketing plans and proposals and (E) all other intellectual property and similar rights.

“Knowledge”, “Known” or “Knowing” means (i) with respect to the Company, the actual knowledge, or the knowledge that should have been obtained after reasonable inquiry, of (A) the members of the Management Board, (B) the members of the Supervisory Board other than the members of the Supervisory Board that are officers of the Purchaser, (C) the officers and directors of the Subsidiaries, and (D) the individuals holding the positions or exercising the functions of general manager, managing director or controller (or equivalent position or function) for each of the Company and any of its Subsidiaries, and (ii) with respect to the Purchaser, the actual knowledge (A) of the members of the Supervisory Board that are officers of the Purchaser, (B) of the Purchaser obtained from January 22, 2005 through the date hereof in connection with the due diligence investigation of the Group Companies conducted in connection with the Transaction or (C) of the Purchaser obtained in the Ordinary Course of Business pursuant to periodic internal reporting processes of the Company to the Purchaser.

“Law” means any U.S. federal, state, local, non-U.S. or supranational law (including European Union and common law), statute, code, ordinance, rule, regulation or other requirement, including the regulations or requirements of any stock exchange.

“Legal Proceeding” means any public or private suit, action, proceeding, investigation, claim or Order before any Governmental Authority or arbitral tribunal.

“Liability” means any debt, liability or obligation (whether direct or indirect, known or unknown, asserted or unasserted, absolute or contingent, present or future, accrued or unaccrued, liquidated or unliquidated, or due or to become due, and whether in contract, tort, strict liability or otherwise), including any off-balance sheet liabilities.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude, transfer restriction, encumbrance or any other restriction or limitation whatsoever.

“Liquidator” has the meaning assigned to such term in Section 7.9(f).

“Loss” means any decrease in assets or any increase in Liabilities and any loss, claim, damage, Liability, cost, fee and expense (including attorneys’ fees and disbursements), judgment, fine and amount paid in settlement.

“Management Board” has the meaning assigned to such term in the Recitals to this Agreement.

“Model Award Agreement” has the meaning assigned to such term in Section 5.9(b).

“Non-European Continuing Employee” has the meaning assigned to such term in Section 7.10(b).

“Note” has the meaning assigned to such term in Section 3.2.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or award by any Governmental Authority or arbitral tribunal.

“Ordinary Course of Business” means the ordinary and usual course of day to day operations of the Business as conducted prior to the date of this Agreement and substantially consistent with past practice.

“Party” has the meaning assigned to such term in the Preamble to this Agreement.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates issued or given by any Governmental Authority.

“Permitted Encumbrances” means (i) statutory liens for current Taxes not yet delinquent or the amount or validity of which is being contested in good faith; (ii) statutory Liens of landlords and Liens of mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the Ordinary Course of Business; (iii) zoning, entitlement and other land use and environmental regulations by any Governmental Authority, provided that such regulations have not been violated; and (iv) such other imperfections in title or Liens which do not materially interfere with the Ordinary Course of Business.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Authority or other entity.

“Post-Closing Liabilities” has the meaning assigned to such term in Section 2.3.

“Pre-Closing Liabilities” has the meaning assigned to such term in Section 2.2(b).

“Purchased Assets” has the meaning assigned to such term in Section 2.1.

“Purchased Contracts” has the meaning assigned to such term in Section 2.1(c).

“Purchase Price” has the meaning assigned to such term in Section 3.1(a).

“Purchaser” has the meaning assigned to such term in the Caption to this Agreement.

“Purchaser Material Adverse Effect” means a material adverse effect on the ability of the Purchaser (or its designated Affiliate, as applicable) to consummate the transactions contemplated by this Agreement or perform its obligations under this Agreement in a timely manner.

“Purchaser Required Approvals” has the meaning assigned to such term in Section 6.3(b).

“Reimbursable Costs” has the meaning assigned to such term in Section 10.3(b).

“Representatives” has the meaning assigned to such term in Section 7.6(a).

“Required Resolutions” has the meaning assigned to such term in Section 7.9(f).

“Retained Records” has the meaning assigned to such term in Section 7.1(c).

“SEC” has the meaning assigned to such term in Section 5.4(b).

“Severance Plans” has the meaning assigned to such term in Section 7.10(c).

“Shareholder” means any holder of shares of Company Common Stock or Company Preferred Stock.

“Shareholder Distribution Shortfall Amount” has the meaning assigned to such term in Section 3.1(b).

“Shareholder Distribution” has the meaning assigned to such term in Section 7.12(a).

“Shareholder Distribution Record Date” has the meaning assigned to such term in Section 7.8(b).

“Shares” has the meaning assigned to such term in Section 2.1(a).

“SITA Trust” has the meaning assigned to such term in Section 5.3(a).

“Software” means any and all (A) computer programs, including any and all software implementations of algorithms, models, and methodologies, whether in source code or object code, (B) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (C) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (D) all documentation including user manuals and other training documentation related to any of the foregoing.

“Special Committee” has the meaning assigned to such term in the Recitals to this Agreement.

“Subsidiary” means any Person of which a majority of the outstanding share capital or of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the Company.

“Supervisory Board” has the meaning assigned to such terms in the Recitals to this Agreement.

“Tax” or “Taxes” means (i) all U.S. federal, state, local or non-U.S. taxes, charges, fees, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any tax authority in connection with any item described in clause (i) and (iii) any transferee liability in respect of any items described in clauses (i) and/or (ii).

“Tax Proceeding” has the meaning assigned to such term in Section 7.13(d).

“Tax Resolution Period” has the meaning assigned to such term in Section 7.13(g).

“Tax Returns” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

“Termination Date” has the meaning assigned to such term in Section 9.1(b)(i).

“Transaction” has the meaning assigned to such term in the Recitals to this Agreement.

“Transaction Documents” means each agreement (other than this Agreement), document, instrument or certificate contemplated by this Agreement or to be executed by any of the Parties or any of the Subsidiaries in connection with the consummation of the transactions contemplated by this Agreement, including the Note.

“Transaction Tax Treatment” has the meaning assigned to such term in Section 7.13(b).

“Transferred Company Employees” has the meaning ascribed to such term in Section 7.10(c).

“Unassigned Purchased Contracts” has the meaning ascribed to such term in Section 7.3(c).

Annex B

[Form of Note]

Date:                    , 2005

[•]

FOR VALUE RECEIVED, [FRANCE TELECOM] (“Obligor”), hereby promises to pay to the order of EQUANT N.V. (hereafter, “Holder”), at the offices of the Holder and using the payment instructions set forth on Schedule 1 attached hereto, or at such other place as the Holder may designate in writing to the Obligor, in Euros and in immediately available funds, the principal sum of [•] (€[•], together with interest on the principal balance from time to time outstanding hereunder (computed on the basis of the actual number of days elapsed from the date hereof) until paid in full at a rate calculated such that (i) the aggregate amount of interest due and payable on the Note at the Shareholder Distribution Date shall bear the same proportion to the aggregate amount of interest received in respect of all other cash and investments of the Company from Closing to be distributed in the Shareholder Distribution as (ii) the aggregate number of shares of Company Common Stock and Company Preferred Stock held by Obligor or any of its controlled Affiliates (other than Holder and its controlled Affiliates) set forth in “Delivery of the Note; Relationship to Combination Agreement” below and entitled to the Shareholder Distribution bear to all other Shares of Company Common Stock entitled to the Shareholder Distribution.

Delivery of the Note; Relationship to Combination Agreement

This Note is delivered pursuant to Section 3.2 of the Combination Agreement by and between Obligor and Holder dated as of February 9, 2005, and all definitions, terms, conditions and provisions thereof are deemed incorporated herein as if fully set forth herein.

In delivering this Note, Obligor agrees that it (directly or through one or more controlled Affiliates other than Holder or any of its controlled Affiliates) holds, and will continue to hold until the Note has been paid or discharged in full, not less than [•] shares of Company Common Stock and 10,000,000 shares of Company Preferred Stock. The amount due in respect of the Note shall be payable by set-off against the portion of the Shareholder Distribution due in respect of the shares of Company Common Stock and Company Preferred Stock referred to in the preceding sentence. Obligor irrevocably and unconditionally waives (on behalf of itself and any such controlled Affiliate) any right to the Shareholder Distribution in respect of the shares of Company Common Stock or Company Preferred Stock held by Obligor or any such Affiliate referred to in the second preceding sentence to the extent that Obligor has failed to pay any amount due on such Note or to set off any such amount against rights of Obligor or any such controlled Affiliate in the Shareholder Distribution as provided in the preceding sentence.

Repayment

Subject to (i) any set-off rights as set forth in this Note and (ii) the terms, conditions and provisions of the Combination Agreement, the principal balance shall be payable in full in immediately available funds on the Shareholder Distribution Date; accrued interest shall be due and payable on such date.

Subject to (i) the set-off rights as set forth in this Note and (ii) the terms, conditions and provisions of the Combination Agreement, Obligor agrees that all of its payment obligations hereunder shall be absolute and unconditional. Obligor agrees that this Note shall remain in full force and effect as to Obligor hereunder, despite the fact that it shall become dissolved or liquidated or shall otherwise be released or discharged from its obligations hereunder.

Governing Law and Jurisdiction

This Note shall be governed by, and construed in accordance with, the laws of Netherlands, without reference to Dutch principles of conflict of laws.

The Obligor hereby submits to the non-exclusive jurisdiction of the competent court in Amsterdam, The Netherlands over any dispute arising out of or relating to this Note and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action proceeding related thereto may be heard and determined in such courts. The Obligor hereby irrevocably waives, to the fullest extent permitted by applicable Law, any objection which it now or hereafter has to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. The Obligor agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Assignment

This Note shall be binding upon the successors and assigns of Obligor. Notwithstanding the foregoing, Obligor may not assign any of its obligations hereunder to any person or entity without the prior written consent of Holder. The Holder may not assign or transfer this Note to any person or entity without the consent of Obligor.

Notices

All notices and other communications to either party herein shall be in writing and shall be deemed given (i) when delivered, if delivered personally, (ii) when sent, if sent by facsimile that is promptly confirmed by telephone, (iii) two Business Days following sending by overnight delivery via recognized international courier, or (iv) when received if mailed by certified mail, return receipt requested, in each case to the parties at the following addresses (or to such other address as a party may have specified by notice duly given to the other party pursuant to this provision):

If to the Holder, to:

Equant

2355 Dulles Corner Boulevard

Herndon, VA 20171,

USA

Attention: Senior Vice President, General Counsel and Secretary

Facsimile No.: +1 571 643 7680

Email: Michael.berg@equant.com

With a copy to:

Debevoise & Plimpton LLP

919 Third Avenue

New York, NY 10022

USA

Attention: Paul S. Bird

Facsimile No.: +1 212 909 6836

Email: psbird@debevoise.com

And to:

Special Committee of the Independent Directors of the Supervisory Board of Equant N.V.

c/o Crowell & Moring LLP

1001 Pennsylvania Avenue, NW

Washington D.C. 20004

Attention: Irving B. Yoskowitz, Chairman of the Special Committee

Facsimile No: +1 202 628 5116

Email: iyoskowitz@crowell.com

And to:

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

USA

Attention: Christopher E. Austin; David I. Gottlieb

Facsimile No: 1 212 225 3999

Email: caustin@cgsh.com; dgottlieb@cgsh.com

If to the Obligor, to:

France Telecom

6 Place d’Alleray

75505 Paris Cedex 15

France

Attention: Chief Financial Officer

Facsimile No.: +33 1 44 44 01 75

Email: michel.combes@francetelecom.com

With a copy to:

Sullivan & Cromwell LLP

24 rue Jean Goujon

75008 Paris

France

Attention: Nikolaos G. Andronikos; Gauthier Blanluet

Facsimile No: +33 1 73 04 10 10

Email: andronikosn@sullcrom.com; blanluetg@sullcrom.com

IN WITNESS WHEREOF, Obligor has duly executed and delivered this Note as of the date and year first written above.

[FRANCE TELECOM].

By:
Name:
Title:

EXHIBIT C

OPINION OF ROTHSCHILD

February 8, 2005

The Special Committee of Independent Directors

of the Supervisory Board of Equant N.V.

Heathrowstraat 10

1043 CH Amsterdam Sloterdijk

The Netherlands, P8

Members of the Special Committee:

You have requested our opinion (“Opinion”) as to the fairness, from a financial point of view, of the Consideration (as defined below) to be received by the holders of the ordinary shares of Equant, N.V. (“Equant”), other than France Télécom (“FT”) and its affiliates, as to which we express no view, pursuant to the terms of the Combination Agreement (the “Agreement”) by and between FT and Equant. The Agreement provides for, among other things, (i ) the acquisition by FT of substantially all of the assets and liabilities of Equant for an amount equal to €1,259,585,588.30 in cash and (ii) the subsequent liquidation of Equant as soon as practicable thereafter pursuant to which Equant will distribute all of such consideration, calculated to be €4.30 per ordinary share in cash (assuming 282,926,881 ordinary shares and 10,000,000 convertible preferred shares are outstanding as of the applicable record date) (the “Consideration”), to its shareholders ((i) and (ii) together, the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

In arriving at our Opinion, we have, among other things, (i) reviewed a draft of the Agreement provided to us on February 8, 2005 and certain related documents; (ii) discussed the proposed Transaction with the management of Equant and the Special Committee of Independent Directors of the Supervisory Board of Equant (the “Committee”) and Equant’s advisors and other representatives; (iii) reviewed certain publicly available business and financial information relating to Equant; (iv) reviewed certain audited and unaudited financial statements of Equant and certain other financial and operating data, including financial forecasts relating to Equant as well as certain sensitivities regarding the future financial performance of Equant, provided to or discussed with us by the management of Equant; (v) held discussions with the management of Equant regarding the past and current operations and financial condition and prospects of Equant; (vi) compared the historical and projected financial performance of Equant with those of certain publicly traded companies which we deemed to be generally relevant in evaluating Equant; (vii) reviewed, to the extent publicly available, the financial terms of certain public transactions which we deemed to be generally relevant in evaluating the Transaction; (viii) reviewed, to the extent publicly available, information relating to premiums paid in certain public transactions with transaction values which we deemed to be generally relevant in evaluating the Transaction; (ix) reviewed the estimated present value of the unlevered, after-tax free cash flows of Equant for the fiscal years ending December 31, 2005 through December 31, 2010 based on financial forecasts and related sensitivities provided to or discussed with us by the management of Equant; and (x) considered such other factors and information, and conducted such other analyses, as we deemed appropriate.

In connection with our review, we have not assumed any obligation independently to verify any of the financial or other information utilized, reviewed or considered by us in formulating our Opinion and have relied on such information, including all information that was publicly available to us or provided to us by Equant being accurate and complete in all material respects. With respect to the financial forecasts and other information and operating data for Equant and related sensitivities regarding the future financial performance of Equant provided to or discussed with us by the management of Equant, we have been advised, and have assumed, that such forecasts have been reasonably prepared on bases reflecting the best available estimates and judgments of the management of Equant as to the future financial performance of Equant and the potential impact on such forecasts of certain sensitivities which may affect such financial performance. We express no view as to the reasonableness of such forecasts and projections or the assumptions on which they are based. With respect to tax and regulatory matters,

C-1

we have relied, with your consent, on the advice of counsel, experts and advisers to the Committee. Without limiting the generality of the foregoing, with respect to the determination of applicable withholding and similar taxes, we have relied upon the letter from Belastingdienst Amsterdam, the tax authority in the Netherlands, dated February 8, 2005 and from the advice of Equant’s Dutch tax counsel that there will be no withholding tax or similar taxes in the Netherlands as a result of the Transaction. We also have assumed, at your direction, that there has not occurred any material change in the assets, financial condition, results of operations, business or prospects of Equant since the respective dates on which the most recent financial statements or other financial and business information relating to Equant were made available to us. We further have assumed, with your consent, that the representations and warranties of the parties to the Agreement are true and correct, that each of the parties to the Agreement will perform all of the covenants and agreements to be performed by it under the Agreement, that the Transaction and related transactions will be consummated in all material respects in accordance with the terms and conditions described in the Agreement and related documents without any waiver or modification thereof and that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction and related transactions will be obtained without any adverse effect on Equant or the Transaction. We have not assumed responsibility for making an independent evaluation, appraisal or physical inspection of any of the assets or liabilities (contingent or otherwise) of Equant. We also have assumed that the final Agreement is substantially the same as the draft of the Agreement reviewed by us.

Our Opinion is based on economic, monetary and market and other conditions as in effect on, and the information made available to us as of, the date hereof. Accordingly, although subsequent developments may affect this Opinion, we have not assumed any obligation to update, revise or reaffirm this Opinion.

We are serving as financial advisor to the Committee in connection with the Transaction and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Transaction. We also will receive a fee in connection with this Opinion. While neither we nor any of our affiliates is currently engaged on any advisory assignments with FT or has served as financial advisor to FT on any mergers and acquisitions assignments within the last two years, certain of our affiliates have served prior to such time as financial advisor to FT and received certain fees for such services. In addition, certain of our affiliates served as an adviser to FT during the last two years as part of the review of the European Commission’s procedures on state aid and received certain fees for such services. Finally, a joint venture between one of our affiliates and a third party served as financial advisor to FT in 2003 in connection with a rights offering and received certain fees for such services. We receive a percentage of the fees generated by the joint venture. In the ordinary course of business, we and our affiliates may trade the securities of Equant for our and/or their own accounts or for the accounts of customers and may, therefore, at any time hold a long or short position in such securities.

This Opinion is for the information of the Committee in connection with its evaluation of the Transaction and does not constitute a recommendation as to how any stockholder should vote or act with respect to any matters relating to the proposed Transaction. This Opinion is limited to the fairness, from a financial point of view and as of the date hereof, of the Consideration to be received by the holders of ordinary shares of Equant (other than FT and its affiliates, as to which we express no view) pursuant to the Transaction and does not address any other aspect of the Transaction. Our Opinion does not address the relative merits of the Transaction, nor does it address any other transaction which Equant has considered or may consider or the decision of Equant or the Committee to proceed with the Transaction and related transactions. We were not authorized by the Committee to conduct, nor have we conducted, a general solicitation of third party interests for the acquisition of all or any part of Equant. However, at the request of the Committee, we contacted a limited number of parties with respect to their interest in acquiring an equity stake in Equant (noting FT’s confirmation that it was not interested in selling its majority stake in Equant). The parties contacted declined such offer.

C-2

This Opinion may not be disclosed, quoted, referred to or reproduced, in whole or in part, at any time or in any manner without our prior written consent, provided that this Opinion may be included in its entirety in any proxy statement to be distributed to shareholders of Equant in connection with the Transaction and any Schedule 13e-3 to be filed by FT and Equant.

Based upon and subject to the foregoing and other factors we deem relevant and in reliance thereon, it is our Opinion that, as of the date hereof, the Consideration to be received by the holders of ordinary shares of Equant (other than FT and its affiliates, as to which we express no view) pursuant to the Transaction is fair, from a financial point of view, to the Company and such shareholders.

Very truly yours,

/s/ Rothschild Inc.
ROTHSCHILD INC.

C-3

EXHIBIT D

OPINION OF HSBC

[LETTERHEAD OF HSBC]

February 8, 2005

Confidential

Strictly private and confidential

8 February 2005

Special Committee of Independent Directors of the Supervisory Board of Equant N.V.

c/o Equant N.V.

Heathrowstraat 10

1043 CH Amsterdam Sloterdijk

The Netherlands, P8

For the attention of:

Mr. Fritz Froehlich

Mr. Roberto Quarta

Mr. Irving Yoskowitz

Dear Sirs,

As part of our role as financial adviser to the Special Committee of Independent Directors (the “Special Committee”) of the Supervisory Board of Equant N.V. (the “Company”) in relation to the Acquisition (as defined below), you have requested the opinion of HSBC Bank Plc (“HSBC”) as to whether the Consideration (as defined below) to be received by the shareholders of the Company (other than France Telecom and its affiliates, as to which we express no view) in the proposed Acquisition, on the terms and subject to the conditions of the Combination Agreement (the “Agreement”) between the Company and France Telecom, is fair, from a financial point of view, to the Company and the shareholders of the Company (other than France Telecom and its affiliates, as to which we express no view).

We understand that France Telecom currently owns, directly or indirectly, approximately 54.2% of the issued share capital of the Company.

We understand that pursuant to the Agreement, and in accordance with the terms and conditions thereof; (i) the Company will sell, transfer, assign, convey and deliver to France Telecom, and France Telecom will purchase from the Company, the Purchased Assets and France Telecom will assume, satisfy and perform all of the Assumed Liabilities, for an aggregate purchase price to the Company of €1,259,585,588.30, representing €4.30 per ordinary share of the Company (the “Consideration”) and (ii) following receipt by the Company of the Consideration, the Company shall make the Shareholder Distribution and the Company shall be dissolved and liquidated ((i) and (ii) together, the “Acquisition”). Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Agreement.

This opinion letter shall be governed by and construed in accordance with English Law.

In arriving at the opinion set out below, we have, among other things:

1.	reviewed the financial terms of the Acquisition;

2.	reviewed the Company’s press announcement released on 24 January 2005;

3.	reviewed the draft of the Agreement dated 8 February 2005, which we understand is substantially in the form as will be executed by the parties thereto;

4.	reviewed the audited 2003 annual financial statements of the Company and France Telecom and the audited and unaudited 2004 quarterly financial statements of the Company;

5.	received and discussed with the Company’s management certain internal financial analyses and forecasts relating to the business, earnings, cash flow, assets and prospects of the Company prepared and provided to us by its management team, including the “Equant 5 Year Operating, Strategic, & Financial Plan” prepared by the Company and presented to the Supervisory Board on January 12, 2005;

6.	participated in Company management presentations and discussed these with the Company;

7.	held discussions with members of the management of the Company regarding the past and current business operations, the financial condition and the future prospects of the Company;

8.	reviewed the reported price and trading activity for ordinary shares of the Company;

9.	compared the financial terms of the Acquisition with those, to the extent publicly available, of certain comparable acquisition transactions;

10.	reviewed a number of due diligence materials prepared by the Company for the purposes of the Acquisition;

11.	reviewed such other financial studies and analyses, performed such other investigations and taken into account such other matters as we deemed appropriate including our assessment of current conditions and prospects for the global communications services for multinational businesses industry and general economic, market and monetary conditions.

In giving our opinion:

1.	we have relied on the assessment of the Company’s management on the commercial merits of the Acquisition;

2.	we have relied without independent verification, upon the accuracy and completeness of all of the information that was publicly available or was discussed with or reviewed by us, including, specifically, the due diligence materials prepared by the Company for the purposes of the Acquisition (including the “Equant 5 Year Operating, Strategic, & Financial Plan”) and have assumed such accuracy and completeness for the purpose of providing this opinion;

3.	we have assumed that the financial forecasts furnished by the Company (including the “Equant 5 Year Operating, Strategic, & Financial Plan”) have been reasonably prepared on bases reflecting the best available estimates and judgments of the future financial performance of the Company by its senior management team and we have not independently verified these forecasts and we express no opinion on the fairness of such estimates and judgments;

4.	we have assumed that all governmental, regulatory and other consents and approvals necessary for the Acquisition will be obtained in a timely manner without any adverse effect on the Company;

5.	we have not made any independent evaluation or appraisal of the assets and liabilities of the Company;

6.

we have not conducted any independent legal or tax analysis of the Company or of the Acquisition and when appropriate we have relied solely upon the judgments of its legal and tax advisors. We have not included the legal and tax effects of any reorganisation or transaction costs that may arise as a result of the Acquisition in our analysis. In addition, we have not performed any independent analysis of the situation of individual shareholders of the Company, including with respect to taxation or related withholding, with regards to the Acquisition and express no opinion thereon;

7.	we have also assumed that the Acquisition will be consummated on the terms set forth in the draft Agreement.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor only to the Special Committee for the purposes of rendering this opinion and will receive a fee from the Company for our services. In addition, the Company has agreed to indemnify us in relation to certain Liabilities incurred within the scope of our engagement. Other than as we may otherwise advise you in writing, in the past, HSBC and its affiliates have provided financial advisory and financing services for the Company and France Telecom and have received fees for the rendering of these services, and may continue to provide such services for the Company and France Telecom and receive fees in relation thereto, provided, to the best of our knowledge and belief, the investment banking advisory divisions of HSBC Bank plc and CCF S.A. are not currently engaged on any investment banking advisory mandate or any equity capital markets or debt capital markets mandate (excluding the provision of lending or related services) with France Telecom. In the ordinary course of their businesses, affiliates of HSBC may actively trade in the debt and equity securities or senior loans of the Company and France Telecom, for their own accounts, or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or loans. We were not authorized by the Special Committee to conduct, nor have we conducted, a general solicitation of third party interest in the acquisition of all or any part of the Company. However, at the request of the Special Committee, we contacted a limited number of parties with respect to their interest in acquiring a stake in the Company (noting France Telecom’s confirmation that it was not interested in selling its majority stake in the Company). The parties contacted declined to pursue further discussions regarding the acquisition of any such stake.

Based upon, and subject to, the foregoing, we are of the opinion that, as of the date of this letter, the Consideration is fair, from a financial point of view, to the Company and the shareholders of the Company (other than France Telecom and its affiliates, as to which we express no view).

This letter is confidential to, and for use only by, the Special Committee in connection with and for the purposes of its evaluation of the Acquisition, and may not be used or relied on for any other purpose by any other person. Neither the existence of this letter nor its contents may be copied in whole or in part, or discussed with any other parties, or published or made public or referred to in any way, without our prior written consent; provided, however that this letter may be described in (subject to our prior review) and included in its entirety in the Company’s shareholder’ circular to be distributed to holders of the Company’s ordinary shares and Schedule 13E-3, if any, filed in connection with the Acquisition.

Specifically, this opinion does not address the merits of the underlying decision by the Company to proceed with the Acquisition nor does it constitute a recommendation to the Company (including its Supervisory Board, as a whole, and Management Board) or any shareholder of the Company in respect of the Acquisition or any other matter.

Yours sincerely for and on behalf of HSBC Bank Plc

/s/ Sean Carney
Sean Carney

Global Co-Head and Managing Director, Telecoms

EXHIBIT E

OPINION OF MORGAN STANLEY

[LETTERHEAD OF MORGAN STANLEY]

9 February 2005

Management Board

Equant N.V.

Heathrowstraat 10

1043 CH Amsterdam

The Netherlands

Members of the Management Board:

We understand that France Télécom S.A. (“France Télécom”) proposed on 22 January 2005 to acquire all or substantially all of the assets and liabilities of Equant N.V. (“Equant” or the “Company”). We understand that subsequently, France Télécom made a revised proposal to acquire all or substantially all of the assets and liabilities of Equant for an aggregate purchase price of €1,259,585,588 (the “Purchase Price”) (the “Transaction”). We understand from the Company that all or substantially all of the assets and liabilities of the Company are held through Equant Finance BV (“Equant Finance”), a wholly owned subsidiary of the Company. We further understand that, upon consummation of the Transaction, the Purchase Price will be distributed to the Company’s shareholders, and the Company will be liquidated and the shares of the Company will be delisted from Euronext Paris and the New York Stock Exchange. The terms and conditions of the Transaction are more fully set forth in the draft of the Combination Agreement by and between France Télécom and Equant provided to us on 9 February 2005 (the “Combination Agreement”).

You have asked for our opinion as to whether, as of the date hereof, the Purchase Price to be paid by France Télécom to the Company for all or substantially all of its assets and liabilities is fair from a financial point of view to the Company.

For purposes of the opinion set forth herein, we have:

i)	reviewed certain publicly available financial statements and other business and financial information of the Company;

ii)	reviewed certain internal financial statements and other financial and operating data concerning the Company prepared by the management of the Company;

iii)	reviewed certain financial projections prepared by the management of the Company;

iv)	discussed the past and current operations and financial condition and the prospects of the Company, on a stand-alone basis, with executives of the Company and Deloitte & Associés, auditors to France Telecom;

v)	reviewed the reported prices and trading activity for the ordinary shares of the Company;

vi)	reviewed certain equity research reports prepared by a number of banks and brokerage firms relating to the Company and France Télécom;

vii)	compared the financial performance of the Company and the prices and trading activity of its ordinary shares with that of certain other comparable publicly-traded companies and their securities;

viii)	reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

ix)	discussed with the management of the Company the strategic rationale for the Transaction and certain strategic alternatives;

x)	participated in discussions among representatives of the Company and France Télécom and their financial and legal advisors;

xi)	reviewed the Combination Agreement and certain related documents; and

xii)	performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to internal financial statements, the financial projections and other financial data, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company. In rendering our opinion, we express no view as to the reasonableness of such forecasts or the assumptions on which they are based. In addition, we have assumed that the Transaction will be consummated in accordance with the terms set forth in the Combination Agreement without any waiver or amendment of any terms or conditions. We have also assumed that all governmental, regulatory or other approvals and consents required in connection with the consummation of the Transaction will be obtained, without any delay, limitation, restriction or condition being imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the Transaction. We express no view as to, and our opinion does not address, any term or other aspect of the Transaction (other than the Purchase Price to the extent expressly specified herein), including the timing of payment or allocation of the Purchase Price, the distribution of the Purchase Price by the Company to its shareholders, or the liquidation of the Company.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition of the assets and liabilities of the Company, nor did we negotiate with any of the parties, including France Télécom, with regard to such potential acquisition.

We have not performed or obtained any legal due diligence, carried out any accounting or tax review (or given any advice in relation thereto), made any technical assessment or physical inspection of the properties or assets of the Company, nor do we assume any liability in respect thereof. In particular, we give no legal, tax or accounting advice in relation to the distribution of the Purchase Price to the Company’s shareholders or the liquidation of the Company. We have not made any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals. Our opinion is necessarily based on economic, financial, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have been retained to provide an opinion to the Management Board of the Company in connection with the Transaction and will receive a fee for our services which is contingent on the publication of this opinion in any proxy statement sent to the shareholders of the Company. In the past, Morgan Stanley and its affiliates have provided financial advisory and financing services for the Company, France Télécom and the government of France (a significant shareholder of France Télécom), respectively, and have received fees for the rendering of these services. Morgan Stanley and/or its affiliates may, from time to time, engage in transactions and perform services for the Company, France Télécom and/or the government of France in the ordinary course of their business. In addition, Morgan Stanley is a full service securities firm engaged in securities trading, investment management and brokerage services. In the ordinary course of its trading, brokerage, investment management and financing activities, Morgan Stanley or its affiliates may actively trade the equity securities of the Company or France Télécom for its own accounts or for the accounts of its customers and, accordingly, may at any time hold long or short positions in such securities.

It is understood that this letter is for the information of the Management Board of the Company and is to be used only in connection with and for the purposes of its evaluation of the Transaction. It may not be used for any other purpose. This opinion may not be referred to, communicated or disclosed to any third party without our prior written consent, except that we hereby consent to a reference to this opinion and the inclusion of this opinion in its entirety (i) in any proxy statement issued by the Company to its shareholders in the United States or elsewhere in respect of the Transaction and (ii) in any filing made by the Company in respect of the Transaction with the U.S. Securities and Exchange Commission, provided that in each instance the form and content of any such disclosure has been approved by us in advance in writing.

Our opinion does not address the merits of the underlying decision by the Company to proceed with the Transaction or to recommend the Transaction to its shareholders nor does it constitute an opinion or recommendation as to how the shareholders of the Company should vote at the shareholders’ meeting held in connection with the Transaction.

This letter shall be governed by and construed in accordance with the laws of England.

Based on and subject to the foregoing, we are of the opinion that, on the date hereof, the Purchase Price to be paid by France Télécom to the Company for all or substantially all of its assets and liabilities is fair from a financial point of view to the Company.

Very truly yours,

/s/ Daniel Bailey
Daniel Bailey
Managing Director
MORGAN STANLEY & CO. LIMITED

EXHIBIT F

Free translation from French

For information purpose only

OPINION OF RICOL LASTEYRIE

Board of Directors

France Telecom

6, Place d’Alleray

75 015 Paris

Paris, February 9, 2005

To the Members of the Board:

On January 24, 2005 France Telecom publicly announced its offer to acquire a 100% interest in Equant by “purchasing (…) all of Equant’s assets and liabilities” for a “net cash sum of €564 million”, which corresponds to an implied price per Equant share of €4.20 (subject to any withholding tax and similar taxes that may be owed)”. In accordance with the “Combination Agreement” which France Telecom and Equant are to sign, this offer was then increased to a net cash sum of €578 million, representing an implied per share price of €4.30. Corporate governance requirements prior to the acquisition include approval by the Management Board, the Supervisory Board, including the unanimous approval of its independent members, and the general shareholders’ meeting of Equant. The Management Board is being advised by an investment bank for this transaction and the independent members of the Supervisory Board are being advised by two banks.

You have asked us to give our opinion, as an independent financial appraiser, on whether this offer is fair, from a financial point of view, to Equant’s minority shareholders.

Our opinion, as expressed in this document, describes the various assumptions made, the information used and the associated limitations. It is provided exclusively to France Telecom’s Board of Directors for the purpose of determining whether this offer is fair, from a financial point of view, to Equant’s minority shareholders.

We formulated our opinion at the request of France Telecom’s Board of Directors exclusively for the purpose expressed in the above paragraph. Accordingly, this opinion cannot be used for any purpose by Equant shareholders or creditors or by any other party connected to Equant, and in no way constitutes a recommendation to Equant shareholders.

In arriving at our opinion, we, among other things: (i) examined certain documents concerning the industry in which Equant operates, Equant’s competitors and available business forecasts; (ii) reviewed the documents concerning Equant’s business activity and financial performance that were provided to us by Equant, including past annual reports and audited financial statements, and a draft of Equant’s financial statements for the fiscal year ending December 31, 2004, which had not been approved or certified as of the date of this opinion; (iii) reviewed certain forward-looking internal analyses concerning Equant’s business activity and projections that were prepared under the responsibility of Equant’s management; (iv) compared Equant’s financial and operating performance to that of companies we deemed relevant; (v) assessed the valuation of publicly traded companies comparable to Equant in terms of financial and operating information and ratios and the financial terms of certain comparable recent transactions in the industry in which Equant operates; (vi) reviewed the current and historical market price of Equant’s shares; (vii) performed such additional analyses as we deemed necessary to assess Equant’s management strategy and financial performance.

In its meeting of February 9, 2005, Equant’s Supervisory Board determined France Telecom’s offer to be fair, from a financial point of view, to Equant’s shareholders.

We also held discussions with certain Equant operational, sales, and financial managers and officers with respect to certain aspects of the proposed transaction, Equant’s past and projected performance, and certain other matters we deemed necessary or appropriate to our inquiry as the time allowed and availability permitted.

We read the reports of Equant’s statutory auditor for fiscal 2003 and met with one of its representatives. We did not, however, review the auditing work performed by the statutory auditor. At the time of our evaluation, Equant’s 2004 financial statements had not been approved or certified.

We attended business meetings with the various parties involved in the transaction.

We relied on information that was publicly available or furnished to us by management. Although we verified the plausibility and coherence of the historical and forward-looking data utilized by us, we did not, consistent with independent financial appraisal practice, attempt to confirm the accuracy or completeness thereof. Accordingly, we assume no responsibility or liability for such historical and forward-looking data.

We based our work on financial analyses and forecasts provided to us, which management indicated were based on its best assumptions and estimates and reflected management’s beliefs and commitments as to Equant’s future results of operations and financial performance.

In addition, we were advised that all governmental, regulatory or other consents and approvals necessary for the consummation of the transaction will be obtained without causing any significant substantial detriment or loss of profit in connection with the transaction.

The business projections concerning Equant furnished to us in connection with our evaluation were prepared by Equant’s management. These projections are based on various assumptions that are inherently uncertain and may be beyond the control of management, including, without limitation, factors related to general economic, competitive and market conditions and prevailing interest, tax and exchange rates. Accordingly, future results could vary significantly from those set forth in such projections.

Our opinion is based on economic, market and operating conditions as in effect on the date of our evaluation, and the information made available to us in the course of our evaluation.

Subsequent developments may affect our written opinion dated February 9, 2005, and, in accordance with the terms of our engagement, we have no obligation to update, revise, or reaffirm such opinion. Our opinion is limited to the fairness to Equant’s minority shareholders, from a financial point of view, of the amount to be paid by France

Telecom in the proposed transaction. This opinion does not take into account the specific tax situation of each minority shareholder, and we express no opinion as to the advisability for any minority shareholder of accepting such a transaction.

On the basis of the work presented here, it is our opinion that the implied per share price offered by France Telecom of €4.30 per Equant share is higher than the valuations arrived at using the various methods for determining Equant’s fair value described above. We conclude that the proposed transaction is fair, from a financial point of view, to Equant’s minority shareholders.

The opinion included herein is not intended to provide a full description of the information we reviewed or the analytical work we performed. The work involved in certifying whether an offer is fair or not is complex and cannot be adequately understood if only a partial analysis or a review of a descriptive summary is undertaken. We believe that the summary included herein and the underlying analyses must be considered as a whole, and that any reference to a specific portion of this document in isolation from the rest of these analyses could lead to a poor understanding of how these analyses were arrived at and of the resulting opinion. Our analytical work is based on assumptions which we believe to be reasonable relating to general macroeconomic conditions, as well as to the specific circumstances of the telecommunications industry. The other basic assumptions used by us in preparing our opinion are described above. Our analyses do not necessarily reflect actual values and are not indicative of the results that will be achieved. Actual values and results may prove to be higher or lower than those contemplated therein. Furthermore, our analyses are not, and are not intended to be, estimates or attempts to determine the prices at which certain business activities could be sold or purchased.

This letter is provided to France Telecom’s Board of Directors in connection with the offer. This opinion must not be made public or be mentioned or disclosed (either in part or in whole) to any third party whatsoever and for any reason whatsoever without our written consent, unless required by statutory or regulatory obligations.

Yours sincerely,

François-Xavier Floren	Jean-Charles de Lasteyrie

EXHIBIT G

FORM OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION FOLLOWING THE ASSET SALE

CONTINUOUS TEXT of the articles of association of ENV International N.V., formerly named Equant N.V., with corporate seat in Amsterdam, after partial amendment to the articles of association, by deed executed before [...], civil law notary in Amsterdam, on [...].

Ministerial declaration of no-objection dated [...], number B.V./N.V. [...]

This is a translation into English of the original Dutch text. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION

Article 1. Definitions.

1.1	In these Articles of Association, the following terms shall have the following meanings:

“Affiliate” means, in relation to any Person, each other Person that Controls, is Controlled by or is under common Control with such Person.

“Commercial Register” means, in conformity with the Dutch Commercial Register Act 1996, the register of the chamber of commerce competent within the district in which the head office of the Company is located.

“Common Share” means a common share in the capital of the Company.

“Company” means ENV International N.V., with its official seat in Amsterdam.

“Control” means (a) the possession, directly or indirectly, of the power to elect or cause the election of a majority of the directors or similar governing body of any Person, whether through the ownership of voting securities, by contract or otherwise, (b) the possession directly or indirectly of share capital or other equity ownership interests conferring in the aggregate fifty per cent (50%) or more of the total voting rights with respect to such Person or (c) the power, by contract or otherwise, to direct the management or affairs of such Person.

“Equity” means the shareholders equity (‘eigen vermogen’) of the Company consisting of the amount of the Company’s issued and paid up share capital, the Company’s freely distributable reserves and the reserves, if any, which must be maintained pursuant to Dutch mandatory law and/or these Articles of Association.

“France Telecom” means France Telecom S.A.

“General Meeting” means the corporate body (‘orgaan’) of the Company formed by its Shareholders.

“General Meeting of Shareholders” means an annual or extraordinary general meeting of the Shareholders.

“Independent Director” means a Supervisory Director (i) who is not and has never been an officer or employee of the Company, of any Affiliate of the Company or of an entity that derived more than five percent (5%) of its revenues or earnings in its most recent fiscal year from transactions involving the Company or any of its Affiliates, (ii) who is not and has never been an officer, employee or director of France Telecom, of any Affiliate of France Telecom or of an entity that derived more than five percent (5%) of its revenues or earnings in its most recent fiscal year from transactions involving France Telecom or any Affiliate of France Telecom and (iii) who has no relationship or affiliation or compensation, consulting or contracting arrangement with the Company, France Telecom or their respective Affiliates or any other entity such that a reasonable person could regard such Supervisory Director as likely to be unduly influenced by the management of the Company or France Telecom, respectively. Furthermore, the Supervisory Directors appointed as such pursuant to a nomination by SITA S.C. or the SITA Foundation in accordance with Article 17, clause 9 shall not count as Independent Directors for the purpose of these Articles of Association.

“Management Board” means the Management Board of the Company.

“Managing Director” means a member of the Management Board.

“Nominating Committee” means the committee referred to as such in Article 19.

“Person” means any individual, legal entity, partnership or similar body.

“Preference Share” means a preference share in the capital of the Company.

“Share” means a share in the capital of the Company. Unless the contrary is apparent, this shall include each Common Share and each Preference Share.

“Shareholder” means a holder of one or more Shares. Unless the contrary is apparent, this shall include each holder of Common Shares as well as each holder of Preference Shares.

“Shareholders Register” means the register kept pursuant to Article 10, in conformity with applicable Dutch law.

“Significant Shareholding”, with respect to France Telecom, means a shareholding in the Company held directly or indirectly by France Telecom representing at least thirty-four percent (34%) of the issued and outstanding Shares.

“SITA S.C.” means SITA S.C., a cooperative company (“société coopérative”) under the laws of Belgium, acting pursuant to a resolution of its board, for the benefit of the air transport community.

“SITA Foundation” means Stichting “The SITA Foundation”, a foundation (“stichting”) under Dutch law, acting pursuant to a resolution of its board.

“Stock Exchange” means any regulated securities exchange or similar trading system (including but not limited to Euronext Paris S.A. and the New York Stock Exchange).

“Subsidiary”, with respect to the Company, means

•	a legal entity in which the Company or one or more of its subsidiaries, whether by virtue of an agreement with others who are entitled to vote, either alone or jointly can exercise more than one half of the votes in the general meeting;

•	a legal entity in which the Company or one or more of its subsidiaries is a member or shareholder, whether by virtue of agreement with others who are entitled to vote, either alone or jointly can appoint or remove more than half of the management board or supervisory board, even if all those entitled to vote do vote, all subject to the provisions in Section 2:24a, subsections 3 and 4, of the Dutch Civil Code. The term Subsidiary shall be understood to also include a company trading under its own name in which the Company or one or more Subsidiaries as a partner is fully liable to creditors for debts.

“Supervisory Board” means the Supervisory Board of the Company.

“Supervisory Director” means a member of the Supervisory Board.

“Transfer”, with respect to a Share, means the sale, assignment or transfer thereof, the creation of a right of pledge or usufruct therein or the grant of any right or other interest therein, or any other disposition thereof.

1.2	The holders of Shares of a particular class having voting rights form a body of the Company and shall be referred to in these Articles of Association as “Meeting of Common Shareholders” (in respect of holders of Common Shares) and “Meeting of Preference Shareholders” (in respect of holders of Preference Shares).

Article 2. Name and Seat.

2.1	The name of the Company shall be: ENV International N.V.

2.2	The Company has its official seat in Amsterdam (the Netherlands).

Article 3. Objects of the Company.

The objects of the Company are:

(a)	to sell telecommunications services, to develop and sell computer software products, to provide telecommunications equipment, maintenance and other related services, and to coordinate and supervise their world-wide management;

(b)	to hold, coordinate and manage interests in the capital stock of companies world-wide engaged in businesses as described under (a) above, to undertake all financial operations, and in particular to acquire, dispose of, or exchange shares and other securities in any commercial, industrial or financial company, to hold all or part of the capital stock or to own a controlling interest in various companies and whenever necessary to supervise their management, to borrow and lend money and to guarantee or grant security in relation to the obligations of others, to make deposits and establish and carry out all forms of banking relationships; and to enter into and perform all ancillary agreements and arrangements for any such purpose;

(c)	to establish commercial direction and policy for the various companies described in sub-clauses (a) and (b), to provide all forms of management services and to appoint their management; and

(d)	to undertake any action or operation in direct or indirect relation with the objects of the Company.

Article 4. Term.

The Company has been incorporated for an indefinite period.

Article 5. Authorised Capital.

5.1	The Company’s authorised share capital amounts to ten million euro (EUR 10,000,000).

5.2

The authorised capital of the Company is divided into one billion (1,000,000,000) Shares with a nominal value of one euro cent (EUR 0.01) each, of which nine hundred eighty-nine million (989,000,000) are Common Shares and eleven million (11,000,000) are Preference Shares. However, the composition of the Company’s authorised capital shall be subject to conversion pursuant to Article 7, clause 1, of these Articles of Association.

Article 6. Shares.

6.1	(a)

Shares remaining unissued for the time being may be issued only subject to the obligation of payment of such price (provided not less than par value) and upon such conditions and at such times as shall be determined by the General Meeting, unless the General Meeting has designated the Management Board as the body having the power to issue Shares, in which case the Management Board shall determine the price, the conditions upon which and the times at which Shares are to be issued, subject to Article 16, clause 2(a). As long as this power shall be vested in the Management Board, the General Meeting shall not have the power to issue Shares, nor the power to determine the price, conditions or times of the issuance.

(b)	The foregoing provisions of this clause and the provisions of clauses 2 and 3 hereof shall apply by analogy to the granting of rights to acquire any Shares.

(c)	Payment in any foreign currency on Shares of the Company shall be permitted only with the approval of the Company.

6.2	If the Management Board is designated by the General Meeting as the body having the power to issue Shares, the instrument so designating the Management Board shall specify how many Shares may be issued. Such instrument shall also indicate the period of time, not exceeding five years, during which the Management Board shall continue to be so designated. Such designation may be renewed for subsequent periods not exceeding five years each. Unless the terms of the designation provide otherwise, it cannot be revoked.

6.3	Within eight days following a resolution by the General Meeting to issue Shares or designating the Management Board as the body having the power to issue Shares, the Company shall file the full text of such resolution at the office of the Commercial Register. Within eight days following any issue of Shares, the Company shall file a record of such issue, specifying the number and class of Shares issued, at the office of the Commercial Register and such other information as Dutch law shall require.

6.4	(a)

In the case of an issuance of Shares, unless payment must be made other than in cash, each Shareholder shall have a pre-emptive right in proportion to the aggregate amount of his Shares, subject to the provisions of subclause (b) of this clause. In the event Shareholders do not or do not fully exercise their pre-emptive rights, then the General Meeting (or the Management Board if it is then the corporate body with the authority to issue Shares) shall be free to decide to whom the Shares which have not been claimed shall be issued, and such issuance may be made at a higher price. No pre-emptive rights exist with respect to Shares which shall be issued to employees of the Company or to employees of any Subsidiary.

(b)	Pre-emptive rights may be limited or excluded by resolution of the General Meeting. In the proposal in respect thereof, the reason for the proposal and the manner of determining of the intended issuance price shall be explained in writing. Pre-emptive rights may also be limited or excluded by resolution of the Management Board if it has been designated as the body having the power to do so. Such authority can only be conferred upon the Management Board by the General Meeting for a period not exceeding five years and only if the Management Board has been or is simultaneously designated as having the authority to issue Shares. The designation may be extended from time to time for successive periods, each such period not to exceed five years. Any such designation shall remain in full force and effect as long as the Management Board has the authority to issue Shares. Unless it is resolved otherwise at the time of designation, a designation cannot be revoked. The Company shall deposit the full text of any such resolution at the Commercial Register within eight days after any such resolution.

(c)	If pre-emptive rights exist with respect to an issuance of Shares, the General Meeting (or the Management Board if it is then the corporate body with the authority to issue Shares) shall, subject to the provisions set forth in this Article and simultaneously with the resolution to issue Shares, determine the manner in which and the period within which such pre-emptive rights may be exercised. Such period shall be at least four weeks from the date the notice referred to in subclause (d) is sent.

(d)	The Company shall notify all Shareholders of an issuance of Shares with respect to which pre-emptive rights exist and of the period of time during which such rights may be exercised, in the manner provided by Article 22 of these Articles of Association and as may be required pursuant to the rules of any Stock Exchange on which Shares are listed or quoted.

(e)	The provisions of this clause shall apply by analogy to the granting of rights to subscribe for Shares, but they shall not apply to the issuance of Shares to a Person who exercises a right to subscribe for Shares which was previously granted.

6.5	A resolution of the General Meeting or of the Management Board, if designated for that purpose, to issue Shares shall be implemented by the Management Board in accordance with the provisions of law and the requirements as to form contained therein and subject to the terms imposed by the General Meeting or by the Management Board, if designated for that purpose.

6.6	The rights attached to the Shares shall among others be as follows:

(a)	Voting.

The Shareholders shall be entitled to such rights as are specified in Articles 21 to 25 inclusive.

(b)	Distribution of profits.

Any distribution of profits on Common Shares shall be determined by the General Meeting upon the proposal of the Management Board and subject to the approval of the Supervisory Board. A Supervisory Board resolution granting such approval shall require the approval of the Independent Directors. Rights to distributions attaching to the Preference Shares are set forth in Article 7 below. The Company may distribute profits to Shareholders and to any others entitled to distributable profits only in so far as the Equity exceeds the paid up part of the Company’s capital, increased by reserves which must be retained in accordance with the law. If the General Meeting determines to distribute profits, the Company shall apply any profits available for distribution to the Shareholders pro rata as a non-cumulative dividend as approved by the General Meeting, subject to the provisions in Article 7 below. Upon the resolution of the General Meeting, upon the proposal of the Management Board and subject to the approval of the Supervisory Board, the Company is authorised to pay out interim dividends in as far as such dividends are justified and with due observance of Section 2:105 of the Dutch Civil Code, subject to the provisions in Article 7 below. Notwithstanding the above, there shall be no distributions of profits on Shares held by the Company itself nor on Shares of which the Company holds the depository receipts.

(c)	Share Capital.

After dissolution of the Company the balance remaining after payment of the debts of the dissolved Company shall be distributed among the holders of Common Shares in proportion to the nominal value of their ownership of Common Shares, and in accordance with the relevant provisions of Dutch law, all subject to the specific terms and conditions of the Preference Shares set forth in Article 7 below.

Article 7. Specific Terms and Conditions of Preference Shares.

7.1	Each Preference Share shall be mandatorily and automatically converted into a Common Share on the twenty-ninth day of June two thousand and six. Upon conversion, each Common Share resulting from conversion shall rank pari passu with all other Common Shares then in issue. The Management Board shall be obliged to file a statement of conversion with the Commercial Register within eight days after the effective date of conversion. The statement of conversion shall provide details as to the changes, resulting from conversion, to the Company’s issued and authorised capital.

7.2	If and to the extent the Company pays a dividend on the Common Shares for a given financial year, including any interim dividend, it shall first pay a preferential dividend to the holders of Preference Shares as follows: each holder of Preference Shares shall receive a number of newly issued Preference Shares equal to 0.045 times the number of Preference Shares held by the holder concerned at the time the preferential dividend is made (to be rounded upwards to a full Preference Share, where necessary); Preference Shares newly issued pursuant to the foregoing shall be issued at the expense of the Company’s reserves available for such purpose. Each Preference Share then in issue shall also give right on a pari passu basis to the ordinary dividend paid on each Common Share. If and as long as Preference Shares are in issue, any dividends on Common Shares shall only be paid out of retained earnings available for such purpose.

7.3	If Preference Shares are in issue at the time the Company is dissolved, the balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders pro rata to the number of Shares held by each, irrespective of the class of the Shares.

7.4	If and as long as Preference Shares are in issue, any distribution on Shares (including any interim distribution) other than in accordance with clause 2 or 3 shall require the prior written consent of the Meeting of Preference Shareholders.

Article 8. Shares and Share Certificates.

8.1	Common Shares shall be available in uncertificated registered form only, except if the Management Board, with the approval of the Supervisory Board, decides otherwise. The Management Board, with the approval of the Supervisory Board, may decide that Common Shares shall also be available in certificated registered form and/or in bearer form and if the Management Board, with the approval of the Supervisory Board, shall so decide, it shall also decide, with the approval of the Supervisory Board, (i) in which form or forms the relevant share certificates shall be available, (ii) to whom and under which conditions share certificates of the respective forms shall be available and (iii) if, under which conditions and at which cost (if any) Common Shares held in one form can be converted into Common Shares of another form. Preference Shares shall be available in uncertificated registered form only.

8.2	All share certificates (if any) shall be signed by or on behalf of a Managing Director on behalf of the Company. The signature may be effected by printed facsimile. Alternatively, share certificates may be signed on behalf of the Company by one or more Persons designated by the Management Board for that purpose. All share certificates shall be identified by numbers and/or letters in a manner determined by the Management Board.

Article 9. Missing or Damaged Share Certificates.

9.1	This Article 9 shall apply if the Company has issued share certificates for one or more Shares.

9.2	Upon written request by or on behalf of a Shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same numbers and/or letters, provided the Shareholder who made such request, or the Person making the request on his behalf, provides satisfactory evidence of his title, and in so far as applicable, the loss of the share certificates to the Management Board, and further subject to such conditions as the Management Board may deem appropriate.

9.3	If, as and when the Management Board deems such to be appropriate, the replacement of missing share certificates may be made subject to the publication of the request also stating the numbers and/or letters of the missing share certificates, in at least three daily published newspapers to be designated by the Management Board. In such case new share certificates may not be issued until six months have expired since the last publication, unless the original share certificates have been previously produced to the Company.

9.4	The issue of a new share certificate shall render the share certificate which it replaces invalid.

9.5	The issue of new share certificates or duplicates for bearer shares may in appropriate cases, at the discretion of the Management Board, be published in daily newspapers to be indicated by the Management Board.

Article 10. Shareholders Register.

10.1	With due observance of the applicable statutory provisions in respect of registered shares, a Shareholders Register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Management Board, may, in whole or in part, be kept in more than one copy and at more than one address.

Part of the register may be kept abroad in order to comply with applicable non-Dutch statutory provisions or applicable provisions set by a non-Dutch Stock Exchange.

10.2	Each Shareholder’s name, his address and such further information as required by law and such further information as the Management Board deems appropriate, whether at the request of a Shareholder or not, shall be recorded in the register with respect to all Shares in registered form.

10.3	The form and the contents of the register shall be determined by the Management Board with due observance of the provisions of clauses 1 and 2 of this Article. If registered Shares are made available in both uncertificated and certificated form, the Management Board may determine that the register shall vary as to its form and contents according to whether it relates to uncertificated or certificated registered Shares.

10.4	Upon his request a Shareholder shall be provided with written evidence of the contents of the register with regard to the Shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a Person to be designated for that purpose by the Management Board.

10.5	The provisions of clauses 1 through 4 of this Article shall equally apply to Persons who hold a right of usufruct or a right of pledge on one or more Shares in registered form.

10.6

The Management Board shall have power and authority to permit inspection of the register and to provide information recorded therein as well as any other information regarding the direct or indirect shareholding of a Shareholder of which the Company has been notified by that Shareholder to the authorities entrusted with the supervision and/or implementation of the trading of securities on a non-Dutch Stock Exchange on behalf of the Company and its Shareholders, in order to comply with applicable non-Dutch statutory provisions or applicable provisions set by such non-Dutch Stock Exchange, if and to the extent such requirements apply to the Company and its Shareholders as a result of the listing of Shares on such Stock Exchange or the registration of Shares or the registration of an offering of Shares under applicable Dutch securities law.

Article 11. Joint Ownership.

If a Share is held by more than one Person jointly, the Company may require such joint owners to give one Person a written power of attorney to represent them vis-à-vis the Company.

Article 12. Transfer of Shares.

12.1	A Transfer of registered Shares shall require a notarial instrument to which the Person alienating and the Person acquiring the Shares, or a right thereon, as the case may be, are a party, unless such registered Shares are or are expected to be listed or quoted on a Stock Exchange in accordance with Section 2:86c of the Dutch Civil Code. Upon any Transfer of registered Shares, the rights attached to the Shares in question cannot be exercised until (i) acknowledgement of the Transfer by the Company and (ii) either (a) service of the deed of transfer upon the Company and, if applicable, surrender of the share certificate(s) to the Company or (b) the Company has entered the transaction in the Shareholders Register on its own initiative. The provisions of the preceding sentence shall not apply if the Company itself is a party to the Transfer. If a registered Share subject to a Transfer is certificated, the share certificate concerned must be delivered to the Company. The Company can only acknowledge the Transfer of a such Share by endorsement on the share certificate or by issuance of a new share certificate registered in the name of the transferee, at the discretion of the Management Board.

12.2	The provisions of clause 1 of this Article shall equally apply to (i) the allotment of registered Shares in the event of a judicial partition of any community of property, (ii) the Transfer of a registered Share as a consequence of foreclosure of a right of pledge and (iii) the creation of limited rights in rem on a registered Share.

12.3	In accordance with Section 2:86c of the Dutch Civil Code, if the Shares are, or are expected to be, listed on a Stock Exchange, the following shall apply:

(a)	A Transfer of registered Shares shall be effected by a written notarial or non-notarial deed and, unless the Company itself is a party to such deed, written acknowledgement by, or service on, the Company of the Transfer in accordance with Section 2:86c, subsection 2, of the Dutch Civil Code; and

(b)	If a share certificate has been issued for a registered Share, surrender of the share certificate to the Company shall be required in order for a Transfer of Shares to be valid, and the Company may acknowledge the transaction by annotation on such share certificate, or by replacing the surrendered share certificate by a share certificate registered in the name of the transferee, usufructuary or pledgee; and

(c)	A pledge on a registered Share may also be created without an acknowledgement by or service on the Company, in accordance with Section 3:239 of the Dutch Civil Code, provided that if the pledgee wishes to give notice to the Company of the pledge in accordance with Section 3:239, subsection 3, of the Dutch Civil Code, acknowledgement by, or service on, the Company shall be required.

12.4	Shares may be subject to pledge or usufruct. Voting rights attached to Shares are not transferable to pledgees or beneficiaries of a usufruct.

Article 13. Acquisition and Cancellation of the Company’s Own Shares.

13.1	The Company may acquire Shares in its own share capital, for consideration, provided that:

(a)	the General Meeting has given the Management Board authorisation, subject to Article 16, clause 2(a), for this purpose;

(b)	the Equity, reduced by the acquisition price, is not less than the sum of the paid and called-up share capital and the reserves to be maintained pursuant to the law or these Articles of Association, if any;

(c)	the par value of the Shares to be acquired and of the Shares already held by the Company and its Subsidiaries does not exceed one-tenth of the issued share capital of the Company; and

(d)	for such an acquisition to be valid, the amount of Equity appearing in the balance sheet most recently adopted, reduced by the acquisition price of Shares or depository receipts therefor and distributions to others out of profits or reserves, which have become due by the Company and Subsidiaries after the balance sheet date, shall be decisive. An acquisition in accordance with this clause 1 shall not be permitted if more than six months have elapsed after the end of a financial year without the adoption of annual accounts in respect of such financial year.

The qualifications set forth in the foregoing proviso shall not apply to the acquisition by the Company of its own Shares by operation of law and shall also not apply to the acquisition by the Company of its own shares without consideration.

Any authorisation of the General Meeting shall be valid for no more than eighteen (18) months and shall specify how many Shares are permitted to be acquired, the manner in which they may be acquired and the permitted upper and lower limits of the price.

This clause 1 shall also apply to the acquisition of depository receipts representing Shares. A Subsidiary shall, for its own account, not acquire upon initial issuance or cause to be acquired any Shares. A Subsidiary may acquire after initial issuance Shares or cause Shares to be acquired after initial issuance only for consideration, if the Company itself may acquire Shares pursuant to the provisions of this clause 1.

A Supervisory Board resolution under Article 16, clause 2(a) approving a repurchase of Shares or other equity securities referred to therein shall require the approval of the Independent Directors, unless either the repurchase is effected on the market from an undetermined list of Shareholders, or with respect to the repurchase all Shareholders are treated equally.

13.2	Shares which the Company or Subsidiaries hold in the Company’s own share capital cannot be voted by the Company or the Subsidiaries. Such Shares shall not participate in the distribution of profits or the distribution of surplus assets after liquidation, unless the Shares are encumbered with usufruct for the benefit of a Person other than the Company or a Subsidiary. Such Shares shall not be counted for purposes of determining whether a specific part of the share capital is represented or whether a majority represents a specific part of the share capital, and the amount of the share capital shall be deemed reduced by the amount of such Shares. Usufructuaries of Shares which belong to the Company and the Subsidiaries are not excluded from exercising the voting rights, if the usufruct was created before the Shares belonged to the Company or Subsidiaries. The Company or Subsidiaries cannot vote Shares of which the Company or Subsidiaries are usufructuaries or pledgees.

13.3	The Company may cancel Shares, provided that a cancellation can only concern Shares held by the Company. The cancellation of Shares shall require a resolution of the General Meeting. The notice calling the General Meeting of Shareholders and the resolution itself shall specify the purpose of the cancellation and the manner in which it shall be carried out. A resolution of the General Meeting regarding cancellations of Shares requires a majority of two thirds of the votes cast, if less than half of the issued and outstanding Shares are present or represented at the General Meeting of Shareholders.

13.4	The Transfer of Shares held by the Company in its own capital shall be permitted only in the manner prescribed for the issue of Shares.

Article 14. Management Board.

14.1	The Company shall be managed by a Management Board consisting of three or more Managing Directors, provided the maximum number of Managing Directors shall be seven (7). The General Meeting shall determine, and may subsequently change, the number of Managing Directors, within the limits of the preceding sentence.

14.2	The Management Board shall have a Chairman, who shall be the Chief Executive Officer of the Company and who shall be appointed in function by the General Meeting. The Chairman shall be charged in particular with the general management and administration of the Company’s day to day affairs and the oversight and supervision of the affairs of the Subsidiaries.

14.3	Managing Directors may be suspended or removed either by the General Meeting on the proposal of the Supervisory Board or by the General Meeting acting of its own accord. The Supervisory Board can suspend but not remove Managing Directors, which suspension can be lifted by the General Meeting. If following suspension of a Managing Director, the General Meeting has not decided on his or her removal within three months, the suspension shall end. A suspended Managing Director shall be entitled to justify his or her actions at the General Meeting of Shareholders.

14.4	Managing Directors shall be appointed by the General Meeting.

14.5	With respect to one seat on the Management Board, as long as France Telecom holds a Significant Shareholding, France Telecom shall be given the opportunity to nominate one or more candidates. If with respect to the seat concerned, the nomination of France Telecom consists of a list of two or more candidates it shall be binding. However, the General Meeting may at any time, by resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares, resolve that such list shall not be binding.

Where a person is to be elected from a binding list of candidates, the candidate receiving the greatest number of the votes cast shall be appointed.

If it concerns the seat on the Management Board with respect to which France Telecom has the right to make a binding or non-binding nomination pursuant to the foregoing, a resolution of the General Meeting to appoint a

Managing Director other than in accordance with such binding or non-binding nomination shall require at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares.

If France Telecom should have failed to give notice of its nomination with respect to the seat concerned to the Management Board and the Supervisory Board within three months after the seat has become vacant or, if later, by the date that is five (5) days prior to the day on which for the first time after that vacancy has occurred, notice is given for a General Meeting of Shareholders, the General Meeting may appoint a Managing Director in the seat concerned at its own discretion, but still subject to the provision in the foregoing sentence.

From the day on which notice is given for the General Meeting of Shareholders in which the relevant vacancy is to be filled until the close of the relevant meeting, the nomination made by France Telecom pursuant to the foregoing, shall be deposited at the office of the Company for inspection by Shareholders and other Persons entitled to attend the General Meeting of Shareholders and, if the Shares are listed or quoted on a Stock Exchange, at a bank or financial institution to be mentioned in the notice calling the General Meeting of Shareholders.

14.6	The Managing Directors shall be appointed for an indefinite period of time. The remuneration and other terms and conditions under which each Managing Director is appointed shall be determined by the Supervisory Board, after consultation with the Chairman of the Management Board.

14.7	The compensation committee referred to in Article 18, clause 10 shall make recommendations to the Supervisory Board with regard to the salary, bonus, if any, and other terms and conditions of employment of the Managing Directors.

14.8	The Management Board shall meet as often as is necessary to carry on the business affairs of the Company. Meetings of the Management Board may be in person or by teleconference. The Chairman of the Management Board and any other Managing Director shall be given twenty-four hours notice of meetings, stating the time and place and if by teleconference, the telephone number to be contacted.

14.9

If more than one Managing Directors are in office, the Management Board shall adopt its resolutions with an absolute majority of votes cast, including the consenting vote of the Chairman. If there is a tie in voting, the Chairman shall decide. The Management Board may also adopt resolutions without holding a meeting so long as all resolutions of the Management Board adopted outside of a meeting are agreed in textual form (including inter alia letter, cable, telex, facsimile or e-mail) and all Managing Directors have expressed themselves in favour of the proposal concerned. All resolutions or other decisions taken by the Management Board inside or outside of any meeting shall be immediately communicated to all Managing Directors.

Article 15. Responsibilities of the Management Board.

15.1	The Company shall be represented vis-á-vis third parties by the Management Board or by the Chairman acting jointly with one other Managing Director.

15.2	The Management Board shall be responsible for the management of the Company.

15.3	The Management Board may draw up rules of procedure which shall include regulations for its functioning and for the fulfilment of its tasks and those of each of the Managing Directors. A resolution to establish, amend or terminate such rules of procedure shall require the approval of the Supervisory Board.

15.4	The Management Board shall prepare an annual operating and investment budget for the Company, including the contributions by the Company to any Affiliate or Subsidiary, and present such budget to the Supervisory Board for approval.

15.5	The Management Board shall prepare annually a three year operating, strategic and investment plan for the Company, and present such plan annually to the Supervisory Board for approval.

15.6	Subject to Article 16, the Management Board shall vote all of the shares held by the Company in any Subsidiary, and shall, subject to applicable law, elect the directors of such Subsidiaries.

15.7	The Management Board or any member thereof may not undertake or propose any of the following acts or take resolutions with respect to such acts, without limitation, without the same being considered and formally approved by the Management Board:

(a)	the voting of the shares in any Subsidiary, including the election of the board of directors of such Subsidiaries;

(b)	the acquisition, sale or liquidation of any Subsidiary;

(c)	the adoption of the annual budget or the three year operating strategic and investment plan of the Company or the approval of the budget of any Subsidiary;

(d)	the approval of the annual accounts of the Company or of any Subsidiary;

(e)	the making of a proposal to amend the Articles of Association of the Company;

(f)	any expenditure by the Company in excess of the annual budget of the Company as approved from time to time by the Supervisory Board;

(g)	the approval of any action listed in Article 16, clauses 2 and 3 of these Articles of Association;

(h)	any other matter which the Chairman may, from time to time, bring to the Management Board for approval.

15.8	In the event of the absence or inability to act of one or more Managing Directors, a temporary replacement for such Managing Director shall be elected as soon as possible pursuant to the procedures set forth in Article 14.

15.9	If a Managing Director, acting in his personal capacity, enters into an agreement with the Company or conducts any litigation against the Company, the Company may, with due observance of the provision of clause 1, be represented in that matter either by the Management Board or the other Managing Directors, or by a Supervisory Director to be designated by the Supervisory Board, all the foregoing unless the General Meeting designates a Person for that purpose or the law provides for the designation in a different manner. Such Person can also be the Managing Director with whom there is the conflict of interest. If a Managing Director has a conflict of interest with the Company other than as referred to in the second preceding sentence, he shall, as the Management Board or the other Managing Directors, have the power to represent the Company, with due observance of the provisions of clause 1.

Article 16. Limitations on the Management Board.

16.1	The Management Board shall operate at all times under the supervision of the Supervisory Board.

16.2	The Management Board may not undertake or propose any of the following acts or take resolutions with respect to such acts, without a resolution or approval by the Supervisory Board (in addition to any approval by the General Meeting that may be required under these Articles of Association or under applicable law):

(a)	the issuance, repurchase or redemption of any Shares or other equity securities (including securities convertible into or exchangeable or exercisable for Shares or other equity securities) issued by the Company or any Subsidiary or by a general or limited partnership in which the Company or any Subsidiary is a partner;

(b)	the making of any application for a registration with a view to a listing or quotation, or withdrawal of a listing or quotation, on any Stock Exchange, of Shares, debt instruments, depositary receipts or other securities of the Company;

(c)	the entering into or termination of any alliance or long term agreement for cooperation by the Company or any Affiliate, with any third party, or the entering into or termination of any joint venture, partnership or other similar agreement if such joint venture, partnership or other arrangement represents a financial interest of the Company or any Affiliate which is “material” within the meaning of clause 6 of this Article 16;

(d)	the acquisition by the Company or any Subsidiary of a participation in any other legal entity for an aggregate consideration which is “material” within the meaning of clause 6 of this Article 16;

(e)	the amendment of the Articles of Association of the Company;

(f)	the merger, legal split (juridische splitsing), consolidation or dissolution of the Company;

(g)	the filing by the Company of any petition for bankruptcy or for a suspension of payments or other protection pursuant to any applicable law for the protection of creditors;

(h)	the adoption of or significant change in any business plan or budget of, or investment levels in, the Company;

(i)	the reduction of the issued capital of the Company;

(j)	the sale of any portion of the shares held by the Company in any Subsidiary, if the relevant transaction is “material” within the meaning of clause 6 of this Article 16;

(k)	the entering into of any loan agreement, incurrence of indebtedness for borrowed money or the guarantee of or granting any other form of security for the indebtedness of others, if the relevant transaction is “material” within the meaning of clause 6 of this Article 16; provided that no such resolution or approval shall be necessary for the entering into of any loan agreement, incurrence of indebtedness for borrowed money or the guarantee of or granting any other form of security for the indebtedness issued to others in exchange for, or the proceeds of which are used to extend, refinance, renew, replace or refund, any such loan agreement, indebtedness, guarantee or security in existence on the twenty-ninth day of June two thousand and one and provided, further, that any such refinancing, renewal, replacement or refund shall not increase the principal amount of the related indebtedness;

(l)	the declaration of any dividends or other distributions on capital stock by the Company to any Person other than the Company or any wholly owned Subsidiary of the Company;

(m)	the approval of the results of any audit of the Company; and

(n)	the making of capital expenditures in any financial year in excess of the capital expenditure provided for in the Company’s approved annual consolidated budget.

16.3	For the purpose of the applicability of clause 2 a resolution of the Management Board approving a resolution of any corporate body of a Subsidiary shall be treated as a resolution of the Management Board to enter into a transaction as referred to in clause 2 provided that the first mentioned resolution is subject to such approval.

16.4	The Management Board shall adhere to the instructions of the Supervisory Board in respect of the general financial, economic, social and personnel policies to be followed by the Company.

16.5	(a)

The Company shall not and shall cause its Subsidiaries to not enter into any material contract, agreement or transaction (a “Related-Party Transaction”) with France Telecom or any of its Affiliates, other than a Related-Party Transaction in the ordinary course of business and on an arms’-length basis that is no less favourable to the Company (or its Subsidiary concerned) than any similar transaction with a third-party customer of France Telecom under the same or similar circumstances (an “Excluded Transaction”), unless the Independent Directors unanimously approve such Related-Party Transaction on the basis that it is in the interest of all Shareholders and fair, from a financial point of view, to the Company and all Shareholders.

(b)	In the event of a disagreement between France Telecom and the Independent Directors as to whether a Related-Party Transaction is an Excluded Transaction, the matter shall be submitted to the Company’s company auditors for determination within ten (10) days. If the company auditors determine that the Related-Party Transaction is not an Excluded Transaction, the approval requirement of the Independent Directors set forth in subclause (a) above shall apply. If the company auditors determine that the Related-Party Transaction is an Excluded Transaction, such approval requirement shall not apply. The determination of the company auditors shall be final and binding.

16.6	For the purpose of the application of clause 2(c), (d) and (j) of this Article 16, an amount or transaction shall qualify as “material” if the amount or value involved exceeds the lesser of:

(a)	five percent (5%) of the consolidated assets of the Company as of the date of the Company’s latest audited balance sheet; and

(b)	fifty million US dollars (USD 50,000,000).

For the purpose of the application of clause 2(k) of this Article 16, an amount or transaction shall qualify as “material” if the amount or value involved exceeds the lesser of:

(a)	five percent (5%) of the consolidated assets of the Company as of the date of the Company’s latest audited balance sheet; and

(b)	(i) for activities within the approved annual budget one hundred million US dollars (US 100,000,000) or (ii) for activities outside the approved annual budget fifty million US dollars (USD 50,000,000).

Article 17. Supervisory Board.

17.1	In addition to the Management Board, the Company shall have a Supervisory Board consisting of nine (9) Supervisory Directors who will be appointed and can be removed by the General Meeting. No Supervisory Director may be sixty-eight (68) years of age or older and each Supervisory Director must resign from office no later than on the day on which the annual General Meeting of Shareholders is held in the financial year in which he becomes sixty-eight (68) years of age.

17.2	The Supervisory Directors shall be elected for an indefinite period of time except if the General Meeting resolution by which a particular Supervisory Director is appointed or these Articles of Association expressly provide otherwise.

17.3	The Supervisory Board shall meet as often as necessary to supervise the Management Board and the business of the Company, but no less frequently than once each calendar quarter. Supervisory Directors may participate in meetings in person or by conference telephone, provided that they can hear and be heard by one another.

17.4	The Supervisory Board shall elect a chairman from among the Supervisory Directors, who shall serve in such capacity during his or her term of office or until a successor shall have been elected.

17.5	Meetings of the Supervisory Board may be called by the chairman or any two Supervisory Directors. The person calling a meeting shall give ten (10) days’ prior written notice to each Supervisory Director; provided, however, that notice shall be deemed waived if all Supervisory Directors then in office are in attendance at a meeting. Meetings may be held at such location within or outside the Netherlands as may be specified in the notice.

17.6	A majority of all Supervisory Directors then in office shall constitute a quorum for the conduct of business at any meeting.

17.7

Except as specified otherwise in these Articles of Association, the Supervisory Board shall adopt its resolutions with an absolute majority of votes cast, provided that the approval of the Independent Directors shall be required for the Supervisory Board to approve or authorise (i) any amendment of the definitions of “France Telecom”, “Independent Director” and “Significant Shareholding” in Article 1, any provision in Article 14 clause 5, Article 16 clause 5, Article 17 or Article 19 of these Articles of Association; (ii) any Related-Party Transaction not being an Excluded Transaction (both as defined in Article 16, clause 5); and (iii) resolutions referred to as such in Article 6, clause 6(b) and Article 13, clause 1.

17.8	Any action that may be taken at a meeting may also be taken without a meeting if the resolution approving such action is signed (including by telex, telefax, telegram or other means of communication capable of transmitting written texts) by all of the Supervisory Directors then in office.

17.9	Candidates for appointment to the Supervisory Board shall be nominated as follows: (i) with respect to five seats on the Supervisory Board, France Telecom, as long as it holds a Significant Shareholding, shall be given the opportunity to nominate one or more candidates per vacant seat; (ii) with respect to one seat on the Supervisory Board, SITA S.C. shall be given the opportunity to nominate one or more candidates per vacancy; (iii) with respect to one seat on the Supervisory Board, the SITA Foundation shall be given the opportunity to nominate one or more candidates per vacancy; and (iv) the two remaining seats on the Supervisory Board shall be reserved for Independent Directors and with respect thereto, the Nominating Committee shall nominate one or more candidates per vacant seat.

As of the twenty-ninth day of December two thousand and two, the foregoing provision of this clause 9 shall be replaced by the following provision: Candidates for appointment to the Supervisory Board shall be nominated as follows: (i) with respect to five seats on the Supervisory Board, France Telecom, as long as it holds a Significant Shareholding, shall be given the opportunity to nominate one or more candidates per vacant seat; (ii) with respect to one seat on the Supervisory Board, SITA S.C. shall be given the opportunity to nominate one or more candidates per vacancy; and (iii) the three remaining seats on the Supervisory Board shall be reserved for Independent Directors and with respect thereto, the Nominating Committee shall nominate one or more candidates per vacant seat.

17.10

If with respect to a particular seat the nomination of France Telecom, SITA S.C., the SITA Foundation or the Nominating Committee, as applicable pursuant to the foregoing, consists of a list of two or more candidates it shall be binding. However, the General Meeting may at any time, by resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares, resolve that such list shall not be binding.

Where a person is to be elected from a binding list of candidates, the candidate receiving the greatest number of the votes cast shall be appointed.

If it concerns a seat on the Supervisory Board with respect to which France Telecom, SITA S.C., the SITA Foundation or the Nominating Committee, as applicable, has the right to make a binding or non-binding nomination pursuant to the foregoing, a resolution of the General Meeting to appoint a Supervisory Director other than in accordance with such binding or non-binding nomination shall require at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares.

If France Telecom, SITA S.C., the SITA Foundation or the Nominating Committee, as applicable pursuant to the foregoing, should have failed to give notice of its nomination with respect to the seat concerned to the Management Board and the Supervisory Board within three months after the seat has become vacant or, if later, by the date that is five (5) days prior to the day on which for the first time after the vacancy has occurred, notice is given for a General Meeting of Shareholders, the General Meeting may appoint a Supervisory Director in the seat concerned at its own discretion, but still subject to the provision in the foregoing sentence.

17.11	From the day on which notice is given for the General Meeting of Shareholders in which the relevant vacancy is to be filled until the close of the relevant meeting, nominations made pursuant to the foregoing shall be deposited at the office of the Company for inspection by Shareholders and other Persons entitled to attend the General Meeting of Shareholders and, if the Shares are listed or quoted on a Stock Exchange, at a bank or financial institution to be mentioned in the notice calling the General Meeting of Shareholders.

When a nomination for appointment of a Supervisory Director is made, the information to be deposited pursuant to the foregoing shall include with respect to each candidate: his age, his profession, the number of Shares he holds and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Supervisory Director. Furthermore, the names of the legal entities of which he is already a Supervisory Director shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. Each nomination must state the reasons on which it is based.

17.12	The General Meeting shall fix the remuneration for the Supervisory Directors on the recommendation of the compensation committee of the Supervisory Board which shall make such recommendation after consultation with the Chairman of the Management Board.

17.13	Subject to clause 16 of this Article 17, the General Meeting shall at all times have the power to suspend or to remove every one of the Supervisory Directors. If, following suspension of a Supervisory Director, the General Meeting has not decided on his or her removal within three months, the suspension shall end. A suspended Supervisory Director shall be entitled to justify his or her actions at the General Meeting of Shareholders. If the General Meeting removes any Supervisory Director pursuant to this clause 13, the Management Board shall promptly call a General Meeting of Shareholders to fill the vacancy thus created. Subject to clause 16 of this Article 17, Supervisory Board members shall only be removed by a resolution passed at the General Meeting of Shareholders with a majority of not less than two thirds of the votes cast representing more than half of the issued and outstanding Shares.

17.14	If any Independent Director ceases to qualify as an Independent Director, and as a result thereof, the Supervisory Board would have less Independent Directors than required pursuant to these Articles of Association, then that person shall automatically, without any further action required, cease to be a Supervisory Director.

17.15	All Supervisory Directors nominated by France Telecom shall automatically, without any further action required, cease to be Supervisory Directors if and when France Telecom ceases to hold a Significant Shareholding. At the same time, the requirement contained in these Articles of Association that there be Independent Directors and all rights and obligations of Independent Directors under these Articles of Association shall cease to be effective, all Independent Directors then in office shall continue to serve as ordinary Supervisory Directors and Article 16, clause 5 shall cease to be effective. If and when France Telecom ceases to hold a Significant Shareholding, the Supervisory Directors appointed as such by SITA S.C. or the SITA Foundation shall continue to serve as ordinary Supervisory Directors, subject to clause 17 of this Article. Within eight days after the Management Board has established that France Telecom has ceased to hold a Significant Shareholding, the Management Board shall file a statement confirming the same with the Commercial Register.

17.16	As of the time France Telecom no longer holds a Significant Shareholding, subject to the provisions in clause 17 of this Article 17, the rights of each of SITA S.C. and the SITA Foundation to nominate candidates for appointment in one seat of the Supervisory Board under the previous provisions of this Article 17 shall be replaced automatically, without any further action required, by the right of SITA S.C. and the SITA Foundation, respectively, (i) to directly appoint a Supervisory Director in the seat concerned if and when the seat concerned becomes vacant, and (ii) to suspend or remove the Supervisory Director holding the seat concerned. If following such a suspension, SITA S.C. or the SITA Foundation, as the case may be, has not decided to remove the Supervisory Director concerned within three months, the suspension shall end. If and as long as this clause 16 is effective, clause 13 of this Article 17 shall not apply in respect of the Supervisory Directors appointed by SITA S.C. and/or the SITA Foundation.

17.17	The Supervisory Director nominated or appointed by SITA S.C. shall automatically, without any further action required, cease to be a Supervisory Director and all rights and powers of SITA S.C. under these Articles of Association shall terminate if and when that right ceases to exist contractually between SITA S.C. and the Company. Within eight days of the occurrence of such event, the Management Board shall file a statement confirming the same with the Commercial Register. The Supervisory Director nominated or appointed by the SITA Foundation shall automatically, without any further action required, cease to be a Supervisory Director and all rights and powers of the SITA Foundation under these Articles of Association shall terminate as of the twenty-ninth day of December two thousand and two.

Article 18. Responsibilities of the Supervisory Board.

18.1	The Supervisory Board shall oversee the general activities of the Management Board and the Company so as to assure its effective operation. It shall assist the Management Board with advice. In performing their duties the Supervisory Directors shall act in accordance with the best interests of the Company and of the business connected with it.

18.2	The Supervisory Board shall, from time to time, set the broad policy directions of the Company.

18.3	The Supervisory Board may draw up regulations for its functioning and for the fulfilment of its tasks.

18.4

A Supervisory Director may be represented at any meeting of the Supervisory Board or with a view to any decision making by the Supervisory Board without a meeting to be held, by any other Supervisory Director authorised in writing (including by telex, telefax, telegram or other means of communication capable of transmitting written texts) all within the limits of applicable Dutch law as then in force. A Supervisory Director may act as representative for more than one other Supervisory Director.

18.5	The Management Board shall provide to the Supervisory Board all information necessary for the effective oversight of the affairs of the Company, including unrestricted access to the books and records of the Company, and shall respond in a timely manner to all requests for information regarding the activities of the Company made to it by the Supervisory Board.

18.6	The Managing Directors shall be entitled to attend all meetings of the Supervisory Board so as to represent the Management Board effectively at the meetings of the Supervisory Board, except when such meetings will address the terms of employment or the suspension or removal of any Managing Director.

18.7	The Supervisory Board shall annually approve a three year operating, strategic and investment plan of the Company and oversee the implementation of such plan by the Company.

18.8	The Supervisory Board shall approve the annual operating and investment budget of the Company, including the contributions by the Company to any Affiliate or Subsidiary.

18.9	The Supervisory Board shall consider and decide all issues brought to it by the Management Board, and in particular those referred to it by Article 16, clause 2.

18.10	The Supervisory Board shall constitute a compensation committee whether or not from among the Supervisory Directors; the Supervisory Board shall appoint the chairman of the compensation committee, who shall be drawn from among the Independent Directors. Furthermore, the Supervisory Board shall constitute an audit committee and such other committees from amongst its midst as it shall deem fit from time to time. Any committee of the Supervisory Board shall comprise at least one Independent Director.

Article 19. Nominating Committee.

19.1	The Supervisory Board shall constitute a committee called the “Nominating Committee”, which shall consist at all times of four members as follows: (i) the Chairman of the Management Board, (ii) two Independent Directors and (iii) one other Supervisory Director. The Supervisory Board shall appoint one of the Independent Directors chairman of the Nominating Committee.

19.2

The Nominating Committee shall designate candidates for nomination as Independent Directors; provided that it shall require the unanimous vote of the Nominating Committee to designate for nomination any Independent

Director who has previously served two terms or four years, whichever is shorter. The nominations based on such designations shall be presented to the General Meeting in accordance with Article 17, clauses 10 and 12.

19.3	All resolutions of the Nominating Committee shall be adopted by the majority votes of its members, unless provided otherwise in any other provision of these Articles of Association. At any time an Independent Director is not present or represented at a meeting of the Nominating Committee, the other Independent Director serving on the Nominating Committee and present at the meeting shall have the right to cast two votes. If there is a tie in voting, the chairman of the Nominating Committee shall have a decisive vote.

19.4	The Nominating Committee shall conduct its deliberations in an open, fair and transparent manner and shall nominate candidates it believes will best perform the duties of Supervisory Directors in accordance with Dutch law.

19.5	The Nominating Committee shall adopt its own rules of procedure governing its proceedings. Such rules shall not add to the qualifications of Supervisory Directors or Managing Directors contained in these Articles of Association. Such rules of procedure shall remain in effect and shall be binding on future members of the Nominating Committee until the Nominating Committee votes to change them. The rules of procedure shall be designed to implement the provisions of these Articles of Association, including the policies set forth in clause 4 of this Article 19.

Article 20. Indemnification.

20.1

The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Supervisory Director, a Managing Director, a member of the Nominating Committee, an officer or agent of the Company, or was serving at the request of the Company as a supervisory director, a managing director, a member of a nominating committee, an officer or agent of another company, a partnership, a joint venture, a trust or another enterprise, against all expenses (including attorneys’ fees) judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or out of his mandate. The termination of any action, suit or proceeding by a judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and not in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

20.2	The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the Company to procure a judgement in its favour, by reason of the fact that he is or was a Supervisory Director, a Managing Director, a member of the Nominating Committee, an officer or agent of the Company or is or was serving at the request of the Company as a supervisory director, a managing director, a member of a nominating committee, an officer or agent of another company, a partnership, a joint venture, a trust or another enterprise, against expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or wilful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

20.3	To the extent that a Supervisory Director, a Managing Director, a member of the Nominating Committee, an officer or an agent of the Company has been successful on the merits or otherwise in defence of any action, suit of proceeding, referred to in clauses 1 and 2, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

20.4

Any indemnification by the Company referred to in clauses 1 and 2 shall (unless ordered by a court) only be made upon a determination that indemnification of the Supervisory Director, the Managing Director, the

member of the Nominating Committee, the officer or the agent is proper in the circumstances because he had met the applicable standard of conduct set forth in clauses 1 and 2.

Such determination shall be made:

(a)	either by the Supervisory Board by a majority vote in a meeting in which a quorum as mentioned in Article 17, clause 6, and consisting of Supervisory Directors who where not parties to such action, suit or proceeding, is present; or

(b)	if such a quorum is not obtainable or although such a quorum is obtained if the majority passes a resolution to that effect, by independent legal counsel in a written opinion; or

(c)	by the General Meeting.

20.5	Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon a resolution of the Supervisory Board with respect to the specific case upon receipt of an undertaking by or on behalf of the Supervisory Director, the Managing Director, the member of the Nominating Committee, the officer or the agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorised in this Article.

20.6	The indemnification provided for by this Article shall not be deemed exclusive of any other right to which a Person seeking indemnification may be entitled under any by-laws, agreement, resolution of the General Meeting of Shareholders or of the disinterested Supervisory Directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a Person who has ceased to be a Supervisory Director, a Managing Director, a member of the Nominating Committee, an officer or an agent and shall also inure to the benefit of the heirs, executors and administrators of such a Person.

20.7

The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Supervisory Director, a Managing Director, a member of the Nominating Committee, an officer or an agent of the Company, or is or was serving at the request of the Company as a supervisory director, a managing director, a member of a nominating committee, an officer, employee or an agent of another company, a partnership, a joint venture, a trust or another enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

20.8	Whenever in this Article reference is being made to the Company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory director, managing director, member of a nominating committee, officers and agents, so that any Person who is or was a supervisory director, managing director, member of a nominating committee, an officer or an agent of such constituent company or is or was serving at the request of such constituent company as a supervisory director, a managing director, a member of a nominating committee, an officer or an agent of another company, a partnership, a joint venture, a trust or another enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

Article 21. General Meetings of Shareholders.

21.1	General Meetings of Shareholders shall be held in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport).

21.2	The annual General Meeting of Shareholders shall be held no later than six months after the end of each financial year. The business to be transacted at the annual General Meeting of Shareholders shall include adoption of the balance sheet, the profit and loss account and the notes thereon of the past financial year (hereinafter collectively referred to as the “annual accounts”), the allocation of profits and adoption of the written report on the past financial year presented to the General Meeting of Shareholders by the Management Board, as well as the release from liability of the Managing Directors and the Supervisory Directors in accordance with Article 26, clause 5.

21.3	Within three months after it appears to the Management Board that the Equity has declined to an amount equivalent to or lower than one half of the paid up part of the share capital, a General Meeting of Shareholders shall be held to discuss such measures as may be required to be taken.

21.4

Extraordinary General Meetings of Shareholders shall be held as frequently as either the Management Board or the Supervisory Board may require or upon written request of France Telecom (provided it owns a Significant

Shareholding at the time the request is made) addressed to the Management Board and stating with precision the matters to be addressed at the meeting. Upon receipt of such written request, the Management Board shall be obliged to convene a General Meeting of Shareholders to be held within six weeks. If no notice of meeting is sent within three weeks after receipt of the request, each requesting party may itself send a notice, with due observance of the provisions of the law and these Articles of Association.

Article 22. Notice of Meetings.

22.1	Notices to attend meetings, notifications and announcements shall be given by mail to each Shareholder and other Person who by law is entitled to attend meetings at the address of such Shareholder or other Person as set forth in the Shareholders Register. Alternatively, notices to attend meetings, notifications and announcements to Shareholders shall be given by publication in a nationally daily distributed newspaper in the Netherlands and an internationally distributed financial daily periodical of international repute and in such other manner as may be required to comply with the rules of any Stock Exchange on which the Shares are listed or quoted, not later than four weeks prior to the meeting. Notification and announcements by Shareholders to the Management Board or to the Supervisory Board shall be sent to the offices or telecopier numbers, respectively, of the Company.

22.2	Subject to the rules of any Stock Exchange on which Shares are listed or quoted, the date of the notice to attend a meeting, a notification or an announcement shall be deemed to be the date of mailing or publication, as the case may be.

22.3	The notices must include the agenda of the meeting or must state that the Shareholders and other Persons who by law are entitled to attend General Meetings of Shareholders may inspect the agenda at such place or places as the Management Board shall determine. Copies of the agenda may be obtained free of charge and shall in any case be available at the office of the Company.

Article 23. Presidency of Meetings.

23.1	The General Meeting of Shareholders shall be presided by the Chairman of the Supervisory Board or, if he is absent, by the Person designated for that purpose by the Supervisory Directors present at the meeting. If no Supervisory Directors are present at the meeting, the meeting itself shall designate a chairman.

23.2

Business transacted at a meeting shall be recorded in minutes which, if no notarial record of the proceedings has been drawn up, shall be entered in a minute book kept for that purpose and shall be confirmed by the signatures of the chairman of the meeting and a Shareholder or Shareholder’s proxy designated for that purpose by the chairman.

23.3	The minute book shall be open to the inspection of the Shareholders and other Persons who by law are entitled to attend General Meetings of Shareholders at the office of the Company. Upon request, a copy of or extract from minutes of a meeting shall be supplied to any Shareholder or eligible Person for a fee not exceeding cost.

Article 24. Admission to the Meeting; Votes.

24.1	Each Share carries the right to cast one vote. Blank votes and invalid votes shall be deemed not to have been cast. For purposes of calculating any quorum, no account may be taken of Shares for which, pursuant to the law or these Articles of Association, no vote may be cast. Except as otherwise specified in these Articles of Association, resolutions shall be adopted with an absolute majority of votes cast.

24.2	A Shareholder may be represented at any General Meeting of Shareholders by a proxy authorised in writing.

24.3	A Person shall not be disqualified from voting on any resolution that would grant such Person any right against the Company or release such Person from any obligation to the Company.

24.4	In the notice of a General Meeting of Shareholders, the Management Board may stipulate that for the purpose of determining which persons shall be entitled to vote Shares, and/or to attend the meeting and to take part in the discussions therein pursuant to Sections 2:117(1) and (2) of the Dutch Civil Code, it shall be decisive which persons hold such rights at a particular time prior to the meeting and stipulated in the notice of the meeting and that such persons shall be authorised to exercise such rights if they have caused themselves to be registered as holders of such rights at the time so stipulated, in a register designated to that effect by the Management Board, irrespective of who are the owners of the Shares at the time of the meeting. The time stipulated in the notice as the last day on which such registration can be effected shall not be earlier than the seventh day prior to the day of the meeting.

24.5	Furthermore, to qualify for admission to a meeting, taking part in discussions and voting, each Shareholder or proxy must sign the attendance list, indicating the number and nominal value of the Shares represented by him, and must show such proof of his identity as may be satisfactory to the chairman of the meeting; and to qualify for admission to a meeting and taking part in discussions each Person who by law is entitled to attend General Meetings of Shareholders other than as a Shareholder must sign the attendance list and must show such proof of his identity as may be satisfactory to the chairman of the meeting.

24.5	The Managing Directors and the Supervisory Directors shall, as such, have the right to give advice in the General Meetings of Shareholders.

Article 25. Method of Voting.

Votes on any matter (other than the election of individuals) shall be taken by voice and votes for the election of individuals shall be taken by secret ballot, unless the chairman of the meeting or the General Meeting determines a different method of voting. Voting by acclamation shall be permitted if not opposed by any Person attending the meeting.

Article 25A. Adoption of Resolutions by the Meeting of Common Shareholders or the Meeting of Preference Shareholders.

25A.1	Resolutions of the Meeting of Common Shareholders or the Meeting of Preference Shareholders may be adopted in a meeting of holders of Shares of the relevant class.

25A.2	Meetings of holders of Shares of one class are held as often as the Management Board deems such necessary. Holders of Preference Shares in the aggregate representing at least one tenth of the capital issued in the form of Preference Shares may request the Management Board to convene a meeting of holders of Preference Shares; this right does not accrue to other Shareholders.

25A.3	The provisions in these Articles of Association with respect to General Meetings of Shareholders shall apply by analogy to meetings of holders of Shares of one class, insofar as no different regulation is contained in Article 25A.2 hereof. Notice of meetings of holders of Preference Shares shall be given in writing only in accordance with the provision of Article 22, clause 1. Resolutions of the Meeting of Preference Shareholders may be adopted in writing without holding a meeting, provided they are adopted by the unanimous vote of all holders of Preference Shares entitled to vote, subject to the relevant limitations prescribed by Dutch law; the provisions of Article 24, clause 5 shall apply by analogy.

Article 26. Financial Year and Annual Accounts.

26.1	The financial year of the Company shall be concurrent with the calendar year.

26.2

Within five months after the end of each financial year (or within such additional time, not to exceed six additional months, as may be specified by the General Meeting by reason of special circumstances), the Management Board shall draw up the annual accounts. Within six months after the end of such financial year (or within such additional time), the Management Board shall present to the General Meeting of Shareholders the annual accounts, together with the advice it has obtained thereon from the Supervisory Board, and accompanied by the annual report prescribed by Article 21, clause 2.

26.3	The annual report and the annual accounts shall be signed by all Managing Directors and all Supervisory Directors and shall include, in addition to such other particulars as are prescribed by the law:

(a)	the auditor’s certificate,

(b)	description on the basis of Article 6, clause 6(b) and Article 7, clause 2 concerning the allocation of profits, and

(c)	a statement as to how profit will be allocated or loss will be absorbed, or, if not yet determined, a proposal for that purpose.

The annual report and the annual accounts shall be open to the inspection of all Shareholders and of all Persons who by law are entitled to attend General Meetings of Shareholders at the office of the Company from the day of notice calling the Annual General Meeting of Shareholders. Shareholders may obtain copies of the annual report and the annual accounts free of charge.

26.4	If the signature of a Managing Director or any Supervisory Director is missing from the annual accounts, the reason for such absence shall be stated on the document concerned.

26.5	At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it shall be separately proposed to release the Managing Directors and the Supervisory Directors from liability for the performance of their respective duties, insofar as the performance of such duties is reflected in the annual accounts and/or the annual report. The scope of a release from liability shall be subject to limitations by virtue of the law.

Article 27. Profits and Distribution of Profits.

The profits made in any financial year shall be added to the reserves, unless the General Meeting determines otherwise in accordance with Article 6, clause 6(b) or Article 7, clause 2.

Article 28. Dividends.

28.1	Dividends shall be made payable four weeks after they have been declared, unless the General Meeting, acting on a proposal of the Management Board, shall specify a different date for that purpose. The Company may resolve that a dividend not be made entirely or partially in cash but in the form of Shares or other assets.

28.2	Claims for unpaid dividends shall be barred five years and two days after such dividends became payable.

Article 29. Amendment/Dissolution/Merger/Split.

A resolution to amend the Company’s Articles of Association and a resolution to merge, legally split (‘juridisch splitsen’), or dissolve the Company may only be adopted by the General Meeting at the proposal or with the prior approval of the Supervisory Board.

A resolution to amend these Articles of Association to the effect that rights of SITA S.C. and/or the SITA Foundation under these Articles of Association are adversely affected shall require the prior or simultaneous approval from SITA S.C. and/or the SITA Foundation (as the case may be), without prejudice to the provisions in Article 17, clause 7.

Article 30. Miscellaneous.

In all cases for which neither these Articles of Association nor the law make provisions the General Meeting shall decide.

Article 31. Dissolution and Winding Up.

31.1	In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Managing Directors, under the supervision of the Supervisory Directors, unless the General Meeting should resolve otherwise.

31.2	The General Meeting shall appoint and decide on the remuneration of the liquidators and of the Supervisory Directors.

31.3	Until the winding-up of the Company has been completed, these Articles of Association shall to the extent possible remain in full force and effect.

31.4	Whatever remains of the Company’s equity after all its debts have been discharged shall be distributed in accordance with Article 6, clause 6(c) and Article 7, clause 3.

31.5	After the Company has ceased to exist the books and records of the Company shall remain in the custody of the Person designated for that purpose by the liquidators for a seven-year period.

Transitory Provision.

(1)	Pursuant to Article 6, until the thirty-first day of July two thousand and three the General Meeting has designated the Management Board as the body having the power:

(a)	to issue Common Shares, and to grant share options and rights to acquire Common Shares up to a maximum of the authorised but unissued Common Shares; and

(b)	to restrict or exclude pre-emptive rights in respect of the issuance of Common Shares;

provided, however, that any exercise of such power shall be subject to the approval of the Supervisory Board pursuant to Article 16, clause 2.

(2)	Pursuant to Article 6, until the thirty-first day of July two thousand and three the General Meeting has designated the Management Board as the body having the power to issue Preference Shares up to a maximum of the authorised but unissued Preference Shares and to exclude pre-emptive rights in respect of such shares. Any resolution of the Management Board to issue Preference Shares after the twenty-ninth day of June two thousand and one other than a resolution to issue Preference Shares as a dividend payment in respect of Preference Shares already outstanding shall require the approval of the Meeting of Preference Shareholders.

EXHIBIT H

FORM OF AMENDED AND RESTATED ARTICLES OF ASSOCIATION FOLLOWING THE LIQUIDATING DISTRIBUTION AND DELISTING

CONTINUOUS TEXT of the articles of association of ENV International N.V., with official seat in Amsterdam, after partial amendment to the articles of association, by deed executed before [...], civil law notary in Amsterdam, on [...] 2005.

Ministerial declaration of no-objection dated [...], number N.V. 520.999

This is a translation into English of the original Dutch text. An attempt has been made to be as literal as possible without jeopardizing the overall continuity. Inevitably, differences may occur in translation, and if so the Dutch text will by law govern.

ARTICLES OF ASSOCIATION

Article 1. Definitions.

1.1	In these Articles of Association, the following terms shall have the following meanings:

“Affiliate” means, in relation to any Person, each other Person that Controls, is Controlled by or is under common Control with such Person.

“Commercial Register” means, in conformity with the Dutch Commercial Register Act 1996, the register of the chamber of commerce competent within the district in which the head office of the Company is located.

“Common Share” means a common share in the capital of the Company.

“Company” means ENV International N.V., with its official seat in Amsterdam.

“Control” means (a) the possession, directly or indirectly, of the power to elect or cause the election of a majority of the directors or similar governing body of any Person, whether through the ownership of voting securities, by contract or otherwise, (b) the possession directly or indirectly of share capital or other equity ownership interests conferring in the aggregate fifty per cent (50%) or more of the total voting rights with respect to such Person or (c) the power, by contract or otherwise, to direct the management or affairs of such Person.

“Equity” means the shareholders equity (‘eigen vermogen’) of the Company consisting of the amount of the Company’s issued and paid up share capital, the Company’s freely distributable reserves and the reserves, if any, which must be maintained pursuant to Dutch mandatory law and/or these Articles of Association.

“France Telecom” means France Telecom S.A.

“General Meeting” means the corporate body (‘orgaan’) of the Company formed by its Shareholders.

“General Meeting of Shareholders” means an annual or extraordinary general meeting of the Shareholders.

“Management Board” means the Management Board of the Company.

“Managing Director” means a member of the Management Board.

“Person” means any individual, legal entity, partnership or similar body.

“Preference Share” means a preference share in the capital of the Company.

“Share” means a share in the capital of the Company. Unless the contrary is apparent, this shall include each Common Share and each Preference Share.

“Shareholder” means a holder of one or more Shares. Unless the contrary is apparent, this shall include each holder of Common Shares as well as each holder of Preference Shares.

“Shareholders Register” means the register kept pursuant to Article 10, in conformity with applicable Dutch law.

“Significant Shareholding”, with respect to France Telecom, means a shareholding in the Company held directly or indirectly by France Telecom representing at least thirty-four percent (34%) of the issued and outstanding Shares.

“SITA S.C.” means SITA S.C., a cooperative company (“société coopérative”) under the laws of Belgium, acting pursuant to a resolution of its board, for the benefit of the air transport community.

“Stock Exchange” means any regulated securities exchange or similar trading system (including but not limited to Euronext Paris S.A. and the New York Stock Exchange).

“Subsidiary”, with respect to the Company, means

•	a legal entity in which the Company or one or more of its subsidiaries, whether by virtue of an agreement with others who are entitled to vote, either alone or jointly can exercise more than one half of the votes in the general meeting;

•	a legal entity in which the Company or one or more of its subsidiaries is a member or shareholder, whether by virtue of agreement with others who are entitled to vote, either alone or jointly can appoint or remove more than half of the management board or supervisory board, even if all those entitled to vote do vote, all subject to the provisions in Section 2:24a, subsections 3 and 4, of the Dutch Civil Code. The term Subsidiary shall be understood to also include a company trading under its own name in which the Company or one or more Subsidiaries as a partner is fully liable to creditors for debts.

“Supervisory Board” means the Supervisory Board of the Company.

“Supervisory Director” means a member of the Supervisory Board.

“Transfer”, with respect to a Share, means the sale, assignment or transfer thereof, the creation of a right of pledge or usufruct therein or the grant of any right or other interest therein, or any other disposition thereof.

1.2	The holders of Shares of a particular class having voting rights form a body of the Company and shall be referred to in these Articles of Association as “Meeting of Common Shareholders” (in respect of holders of Common Shares) and “Meeting of Preference Shareholders” (in respect of holders of Preference Shares).

Article 2. Name and Seat.

2.1	The name of the Company shall be: ENV International N.V.

2.2	The Company has its official seat in Amsterdam (the Netherlands).

Article 3. Objects of the Company.

The objects of the Company are:

(a)	to sell telecommunications services, to develop and sell computer software products, to provide telecommunications equipment, maintenance and other related services, and to coordinate and supervise their world-wide management;

(b)

to hold, coordinate and manage interests in the capital stock of companies world-wide engaged in businesses as described under (a) above, to undertake all financial operations, and in particular to acquire, dispose of, or exchange shares and other securities in any commercial, industrial or financial company, to hold all or part of the capital stock or to own a controlling interest in various companies and whenever necessary to supervise their management, to borrow and lend money and to guarantee or grant security in relation to the obligations of others, to make deposits and establish and carry out all forms of banking relationships; and to enter into and perform all ancillary agreements and arrangements for any such purpose;

(c)	to establish commercial direction and policy for the various companies described in sub-clauses (a) and (b), to provide all forms of management services and to appoint their management; and

(d)	to undertake any action or operation in direct or indirect relation with the objects of the Company.

Article 4. Term.

The Company has been incorporated for an indefinite period.

Article 5. Authorised Capital.

5.1	The Company’s authorised share capital amounts to ten million euro (EUR 10,000,000).

5.2	The authorised capital of the Company is divided into one billion (1,000,000,000) Shares with a nominal value of one euro cent (EUR 0.01) each, of which nine hundred eighty-nine million (989,000,000) are Common Shares and eleven million (11,000,000) are Preference Shares. However, the composition of the Company’s authorised capital shall be subject to conversion pursuant to Article 7, clause 1, of these Articles of Association.

Article 6. Shares.

6.1	(a)

Shares remaining un-issued for the time being may be issued only subject to the obligation of payment of such price (provided not less than par value) and upon such conditions and at such times as shall be determined by the General Meeting, unless the General Meeting has designated the Management Board as the body having the power to issue Shares, in which case the Management Board shall determine the price, the conditions upon which and the times at which Shares are to be issued, subject to Article 16, clause 2(a). As long as this power shall be vested in the Management Board, the General Meeting shall not have the power to issue Shares, nor the power to determine the price, conditions or times of the issuance.

(b)	The foregoing provisions of this clause and the provisions of clauses 2 and 3 hereof shall apply by analogy to the granting of rights to acquire any Shares.

(c)	Payment in any foreign currency on Shares of the Company shall be permitted only with the approval of the Company.

6.2	If the Management Board is designated by the General Meeting as the body having the power to issue Shares, the instrument so designating the Management Board shall specify how many Shares may be issued. Such instrument shall also indicate the period of time, not exceeding five years, during which the Management Board shall continue to be so designated. Such designation may be renewed for subsequent periods not exceeding five years each. Unless the terms of the designation provide otherwise, it cannot be revoked.

6.3	Within eight days following a resolution by the General Meeting to issue Shares or designating the Management Board as the body having the power to issue Shares, the Company shall file the full text of such resolution at the office of the Commercial Register. Within eight days following any issue of Shares, the Company shall file a record of such issue, specifying the number and class of Shares issued, at the office of the Commercial Register and such other information as Dutch law shall require.

6.4	(a)

In the case of an issuance of Shares, unless payment must be made other than in cash, each Shareholder shall have a pre-emptive right in proportion to the aggregate amount of his Shares, subject to the provisions of sub clause (b) of this clause. In the event Shareholders do not or do not fully exercise their pre-emptive rights, then the General Meeting (or the Management Board, if it is then the corporate body with the authority to issue Shares) shall be free to decide to whom the Shares which have not been claimed shall be issued, and such issuance may be made at a higher price. No pre-emptive rights exist with respect to Shares which shall be issued to employees of the Company or to employees of any company belonging to the Company’s group companies.

(b)

Pre-emptive rights may be limited or excluded by resolution of the General Meeting. In the proposal in respect thereof, the reason for the proposal and the manner of determining of the intended issuance price shall be explained in writing. Pre-emptive rights may also be limited or excluded by resolution of the Management Board if it has been designated as the body having the power to do so. Such authority can only be conferred upon the Management Board by the General Meeting for a period not exceeding five years and only if the Management Board has been or is simultaneously designated as having the authority to issue Shares. The designation may be extended from time to time for successive periods, each such period not to exceed five years. Any such designation shall remain in full force and effect as long as the Management Board has the authority to issue Shares. Unless it is resolved otherwise at the time of designation, a designation cannot be revoked. The Company shall deposit the full text of any such resolution at the Commercial Register within eight days after any such resolution.

(c)	If pre-emptive rights exist with respect to an issuance of Shares, the General Meeting (or the Management Board if it is then the corporate body with the authority to issue Shares) shall, subject to the provisions set forth in this Article and simultaneously with the resolution to issue Shares, determine the manner in which and the period within which such pre-emptive rights may be exercised. Such period shall be at least four weeks from the date the notice referred to in sub-clause (d) is sent.

(d)	The Company shall notify all Shareholders of an issuance of Shares with respect to which pre-emptive rights exist and of the period of time during which such rights may be exercised, in the manner provided by Article 21 of these Articles of Association and as may be required pursuant to the rules of any Stock Exchange on which Shares are listed or quoted.

(e)	The provisions of this clause shall apply by analogy to the granting of rights to subscribe for Shares, but they shall not apply to the issuance of Shares to a Person who exercises a right to subscribe for Shares which was previously granted.

6.5	A resolution of the General Meeting or of the Management Board, if designated for that purpose, to issue Shares shall be implemented by the Management Board in accordance with the provisions of law and the requirements as to form contained therein and subject to the terms imposed by the General Meeting or by the Management Board, if designated for that purpose.

6.6	The rights attached to the Shares shall among others be as follows:

(a)	Voting.

The Shareholders shall be entitled to such rights as are specified in Articles 20 to 24 inclusive.

(b)	Distribution of profits.

Any distribution of profits on Common Shares shall be determined by the General Meeting upon the proposal of the Management Board and subject to the approval of the Supervisory Board. Rights to distributions attaching to the Preference Shares are set forth in Article 7 below. The Company may distribute profits to Shareholders and to any others entitled to distributable profits only in so far as the Equity exceeds the paid up part of the Company’s capital, increased by reserves which must be retained in accordance with the law. If the General Meeting determines to distribute profits, the Company shall apply any profits available for distribution to the Shareholders pro rata as a non-cumulative dividend as approved by the General Meeting, subject to the provisions in Article 7 below. Upon the resolution of the General Meeting, upon the proposal of the Management Board and subject to the approval of the Supervisory Board, the Company is authorised to pay out interim dividends in as far as such dividends are justified and with due observance of Section 2:105 of the Dutch Civil Code, subject to the provisions in Article 7 below. Notwithstanding the above, there shall be no distributions of profits on Shares held by the Company itself nor on Shares of which the Company holds the depository receipts.

(c)	Share Capital.

After dissolution of the Company the balance remaining after payment of the debts of the dissolved Company shall be distributed among the holders of Common Shares in proportion to the nominal value of their ownership of Common Shares, and in accordance with the relevant provisions of Dutch law, all subject to the specific terms and conditions of the Preference Shares set forth in Article 7 below.

Article 7. Specific Terms and Conditions of Preference Shares.

7.1

Each Preference Share shall be mandatorily and automatically converted into a Common Share on the twenty-ninth day of June two thousand and six. Upon conversion, each Common Share resulting from conversion shall rank pari passu with all other Common Shares then in issue. The Management Board shall be obliged to file a statement of conversion with the Commercial Register within eight days after the effective date of conversion. The statement of conversion shall provide details as to the changes, resulting from conversion, to the Company’s issued and authorised capital.

7.2	If and to the extent the Company pays a dividend on the Common Shares for a given financial year, including any interim dividend, it shall first pay a preferential dividend to the holders of Preference Shares as follows: each holder of Preference Shares shall receive a number of newly issued Preference Shares equal to 0.045 times the number of Preference Shares held by the holder concerned at the time the preferential dividend is made (to be rounded upwards to a full Preference Share, where necessary); Preference Shares newly issued pursuant to the foregoing shall be issued at the expense of the Company’s reserves available for such purpose. Each Preference Share then in issue shall also give right on a pari passu basis to the ordinary dividend paid on each Common Share. If and as long as Preference Shares are in issue, any dividends on Common Shares shall only be paid out of retained earnings available for such purpose.

7.3	If Preference Shares are in issue at the time the Company is dissolved, the balance remaining after payment of the debts of the dissolved Company shall be transferred to the Shareholders pro rata to the number of Shares held by each, irrespective of the class of the Shares.

7.4	If and as long as Preference Shares are in issue, any distribution on Shares (including any interim distribution) other than in accordance with clause 2 or 3 shall require the prior written consent of the Meeting of Preference Shareholders.

Article 8. Shares and Share Certificates.

8.1	Common Shares shall be available in uncertificated registered form only, except if the Management Board, with the approval of the Supervisory Board, decides otherwise. The Management Board, with the approval of the Supervisory Board, may decide that Common Shares shall also be available in certificated registered form and/or in bearer form and if the Management Board, with the approval of the Supervisory Board, shall so decide, it shall also decide, with the approval of the Supervisory Board, (i) in which form or forms the relevant share certificates shall be available, (ii) to whom and under which conditions share certificates of the respective forms shall be available and (iii) if, under which conditions and at which cost (if any) Common Shares held in one form can be converted into Common Shares of another form. Preference Shares shall be available in uncertificated registered form only.

8.2	All share certificates (if any) shall be signed by or on behalf of a Managing Director on behalf of the Company. The signature may be effected by printed facsimile. Alternatively, share certificates may be signed on behalf of the Company by one or more Persons designated by the Management Board for that purpose. All share certificates shall be identified by numbers and/or letters in a manner determined by the Management Board.

Article 9. Missing or Damaged Share Certificates.

9.1	This Article 9 shall apply if the Company has issued share certificates for one or more Shares.

9.2	Upon written request by or on behalf of a Shareholder, missing or damaged share certificates may be replaced by new share certificates bearing the same numbers and/or letters, provided the Shareholder who made such request, or the Person making the request on his behalf, provides satisfactory evidence of his title, and in so far as applicable, the loss of the share certificates to the Management Board, and further subject to such conditions as the Management Board may deem appropriate.

9.3	If, as and when the Management Board deems such to be appropriate, the replacement of missing share certificates may be made subject to the publication of the request also stating the numbers and/or letters of the missing share certificates, in at least three daily published newspapers to be designated by the Management Board. In such case new share certificates may not be issued until six months have expired since the last publication, unless the original share certificates have been previously produced to the Company.

9.4	The issue of a new share certificate shall render the share certificate which it replaces invalid.

9.5	The issue of new share certificates or duplicates for bearer shares may in appropriate cases, at the discretion of the Management Board, be published in daily newspapers to be indicated by the Management Board.

Article 10. Shareholders Register.

10.1	With due observance of the applicable statutory provisions in respect of registered shares, a Shareholders Register shall be kept by or on behalf of the Company, which register shall be regularly updated and, at the discretion of the Management Board, may, in whole or in part, be kept in more than one copy and at more than one address. Part of the register may be kept abroad in order to comply with applicable non-Dutch statutory provisions or applicable provisions set by a non-Dutch Stock Exchange.

10.2	Each Shareholder’s name, his address and such further information as required by law and such further information as the Management Board deems appropriate, whether at the request of a Shareholder or not, shall be recorded in the register with respect to all Shares in registered form.

10.3	The form and the contents of the register shall be determined by the Management Board with due observance of the provisions of clauses 1 and 2 of this Article. If registered Shares are made available in both un-certificated and certificated form, the Management Board may determine that the register shall vary as to its form and contents according to whether it relates to un-certificated or certificated registered Shares.

10.4	Upon his request a Shareholder shall be provided with written evidence of the contents of the register with regard to the Shares registered in his name free of charge, and the statement so issued may be validly signed on behalf of the Company by a Person to be designated for that purpose by the Management Board.

10.5	The provisions of clauses 1 through 4 of this Article shall equally apply to Persons who hold a right of usufruct or a right of pledge on one or more Shares in registered form.

10.6	The Management Board shall have power and authority to permit inspection of the register and to provide information recorded therein as well as any other information regarding the direct or indirect shareholding of a Shareholder of which the Company has been notified by that Shareholder to the authorities entrusted with the supervision and/or implementation of the trading of securities on a non-Dutch Stock Exchange on behalf of the Company and its Shareholders, in order to comply with applicable non-Dutch statutory provisions or applicable provisions set by such non-Dutch Stock Exchange, if and to the extent such requirements apply to the Company and its Shareholders as a result of the listing of Shares on such Stock Exchange or the registration of Shares or the registration of an offering of Shares under applicable Dutch securities law.

Article 11. Joint Ownership.

If a Share is held by more than one Person jointly, the Company may require such joint owners to give one Person a written power of attorney to represent them vis-a-vis the Company.

Article 12. Transfer of Shares.

12.1	A Transfer of registered Shares shall require a notarial instrument to which the Person alienating and the

Person acquiring the Shares, or a right thereon, as the case may be, are a party, unless such registered Shares are or are expected to be listed or quoted on a Stock Exchange in accordance with Section 2:86c of the Dutch Civil Code. Upon any Transfer of registered Shares, the rights attached to the Shares in question cannot be exercised until (i) acknowledgement of the Transfer by the Company and (ii) either (a) service of the deed of transfer upon the Company and, if applicable, surrender of the share certificate(s) to the Company or (b) the Company has entered the transaction in the Shareholders Register on its own initiative. The provisions of the preceding sentence shall not apply if the Company itself is a party to the Transfer.

If a registered Share subject to a Transfer is certificated, the share certificate concerned must be delivered to the Company. The Company can only acknowledge the Transfer of a such Share by endorsement on the share certificate or by issuance of a new share certificate registered in the name of the transferee, at the discretion of the Management Board.

12.2	The provisions of clause 1 of this Article shall equally apply to (i) the allotment of registered Shares in the event of a judicial partition of any community of property, (ii) the Transfer of a registered Share as a consequence of foreclosure of a right of pledge and (iii) the creation of limited rights in rem on a registered Share.

12.3	In accordance with Section 2:86c of the Dutch Civil Code, if the Shares are, or are expected to be, listed on a Stock Exchange, the following shall apply:

(a)	A Transfer of registered Shares shall be effected by a written notarial or non-notarial deed and, unless the Company itself is a party to such deed, written acknowledgement by, or service on, the Company of the Transfer in accordance with Section 2:86c, subsection 2, of the Dutch Civil Code; and

(b)	If a share certificate has been issued for a registered Share, surrender of the share certificate to the Company shall be required in order for a Transfer of Shares to be valid, and the Company may acknowledge the transaction by annotation on such share certificate, or by replacing the surrendered share certificate by a share certificate registered in the name of the transferee, usufructuary or pledgee; and

(c)	A pledge on a registered Share may also be created without an acknowledgement by or service on the Company, in accordance with Section 3:239 of the Dutch Civil Code, provided that if the pledgee wishes to give notice to the Company of the pledge in accordance with Section 3:239, subsection 3, of the Dutch Civil Code, acknowledgement by, or service on, the Company shall be required.

12.4	Shares may be subject to pledge or usufruct. Voting rights attached to Shares are not transferable to pledgees.

Article 13. Acquisition and Cancellation of the Company’s Own Shares.

13.1	The Company may acquire Shares in its own share capital, for consideration, provided that:

(a)	the General Meeting has given the Management Board authorisation, subject to Article 16, clause 2(a), for this purpose;

(b)	the Equity, reduced by the acquisition price, is not less than the sum of the paid and called-up share capital and the reserves to be maintained pursuant to the law or these Articles of Association, if any;

(c)	the par value of the Shares to be acquired and of the Shares already held by the Company and its Subsidiaries does not exceed one-tenth of the issued share capital of the Company; and

(d)	for such an acquisition to be valid, the amount of Equity appearing in the balance sheet most recently adopted, reduced by the acquisition price of Shares or depository receipts therefor and distributions to others out of profits or reserves, which have become due by the Company and Subsidiaries after the balance sheet date, shall be decisive. An acquisition in accordance with this clause 1 shall not be permitted if more than six months have elapsed after the end of a financial year without the adoption of annual accounts in respect of such financial year.

The qualifications set forth in the foregoing proviso shall not apply to the acquisition by the Company of its own Shares by operation of law and shall also not apply to the acquisition by the Company of its own shares without consideration.

Any authorization of the General Meeting shall be valid for no more than eighteen (18) months and shall specify how many Shares are permitted to be acquired, the manner in which they may be acquired and the permitted upper and lower limits of the price.

This clause 1 shall also apply to the acquisition of depository receipts representing Shares. A Subsidiary shall, for its own account, not acquire upon initial issuance or cause to be acquired any Shares. A Subsidiary may acquire after initial issuance Shares or cause Shares to be acquired after initial issuance only for consideration, if the Company itself may acquire Shares pursuant to the provisions of this clause 1.

13.2	Shares which the Company or Subsidiaries hold in the Company’s own share capital cannot be voted by the Company or the Subsidiaries. Such Shares shall not participate in the distribution of profits or the distribution of surplus assets after liquidation, unless the Shares are encumbered with usufruct for the benefit of a Person other than the Company or a Subsidiary. Such Shares shall not be counted for purposes of determining whether a specific part of the share capital is represented or whether a majority represents a specific part of the share capital, and the amount of the share capital shall be deemed reduced by the amount of such Shares. Usufructuaries of Shares which belong to the Company and the Subsidiaries are not excluded from exercising the voting rights, if the usufruct was created before the Shares belonged to the Company or Subsidiaries. The Company or Subsidiaries cannot vote Shares of which the Company or Subsidiaries are usufructuaries or pledgees.

13.3	The Company may cancel Shares, provided that a cancellation can only concern Shares held by the Company. The cancellation of Shares shall require a resolution of the General Meeting. The notice calling the General Meeting of Shareholders and the resolution itself shall specify the purpose of the cancellation and the manner in which it shall be carried out. A resolution of the General Meeting regarding cancellations of Shares requires a majority of two thirds of the votes cast, if less than half of the issued and outstanding Shares are present or represented at the General Meeting of Shareholders.

13.4	The Transfer of Shares held by the Company in its own capital shall be permitted only in the manner prescribed for the issue of Shares.

Article 14. Management Board.

14.1	The Company shall be managed by a Management Board consisting of three or more Managing Directors, provided the maximum number of Managing Directors shall be seven (7). The General

Meeting shall determine, and may subsequently change, the number of Managing Directors, within the limits of the preceding sentence.

14.2	The Management Board shall have a Chairman, who shall be the Chief Executive Officer of the Company and who shall be appointed in function by the General Meeting. The Chairman shall be charged in particular with the general management and administration of the Company’s day to day affairs and the oversight and supervision of the affairs of the Subsidiaries.

14.3	Managing Directors may be suspended or removed either by the General Meeting on the proposal of the Supervisory Board or by the General Meeting acting of its own accord. The Supervisory Board can suspend but not remove Managing Directors, which suspension can be lifted by the General Meeting. If following suspension of a Managing Director, the General Meeting has not decided on his or her removal within three months, the suspension shall end. A suspended Managing Director shall be entitled to justify his or her actions at the General Meeting of Shareholders.

14.4	Managing Directors shall be appointed by the General Meeting.

14.5	With respect to one seat on the Management Board, as long as France Telecom holds a Significant Shareholding, France Telecom shall be given the opportunity to nominate one or more candidates. If with respect to the seat concerned, the nomination of France Telecom consists of a list of two or more candidates it shall be binding. However, the General Meeting may at any time, by resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares, resolve that such list shall not be binding. Where a person is to be elected from a binding list of candidates, the candidate receiving the greatest number of the votes cast shall be appointed.

If it concerns the seat on the Management Board with respect to which France Telecom has the right to make a binding or non-binding nomination pursuant to the foregoing, a resolution of the General Meeting to appoint a Managing Director other than in accordance with such binding or non-binding nomination shall require at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares. If France Telecom should have failed to give notice of its nomination with respect to the seat concerned to the Management Board and the Supervisory Board within three months after the seat has become vacant, or, if later, by the date that is five (5) days prior to the day on which for the first time after that vacancy has occurred, notice is given for a General Meeting of Shareholders, the General Meeting may appoint a Managing Director in the seat concerned at its own discretion, but still subject to the provision in the foregoing sentence. From the day on which notice is given for the General Meeting of Shareholders in which the relevant vacancy is to be filled until the close of the relevant meeting, the nomination made by France Telecom pursuant to the foregoing, shall be deposited at the office of the Company for inspection by Shareholders and other Persons entitled to attend the General Meeting of Shareholders and, if the Shares are listed or quoted on a Stock Exchange, at a bank or financial institution to be mentioned in the notice calling the General Meeting of Shareholders.

14.6	The Managing Directors shall be appointed for an indefinite period of time. The remuneration and other terms and conditions under which each Managing Director is appointed shall be determined by the Supervisory Board, after consultation with the Chairman of the Management Board.

14.7	The compensation committee referred to in Article 18, clause 10 shall make recommendations to the Supervisory Board with regard to the salary, bonus, if any, and other terms and conditions of employment of the Managing Directors.

14.8	The Management Board shall meet as often as is necessary to carry on the business affairs of the Company. Meetings of the Management Board may be in person or by teleconference. The Chairman of the Management Board and any other Managing Director shall be given twenty-four hours notice of meetings, stating the time and place and if by teleconference, the telephone number to be contacted.

14.9	If more than one Managing Directors are in office, the Management Board shall adopt its resolutions with an absolute majority of votes cast, including the consenting vote of the Chairman. If there is a tie in voting, the Chairman shall decide. The Management Board may also adopt resolutions without holding a meeting so long as all resolutions of the Management Board adopted outside of a meeting are agreed in textual form (including inter alia letter, cable, telex, facsimile or e-mail) and all Managing Directors have expressed themselves in favour of the proposal concerned. All resolutions or other decisions taken by the Management Board inside or outside of any meeting shall be immediately communicated to all Managing Directors.

Article 15. Responsibilities of the Management Board.

15.1	The Company shall be represented vis-a-vis third parties by the Management Board or by the Chairman acting jointly with one other Managing Director.

15.2	The Management Board shall be responsible for the management of the Company.

15.3	The Management Board may draw up rules of procedure which shall include regulations for its functioning and for the fulfilment of its tasks and those of each of the Managing Directors. A resolution to establish, amend or terminate such rules of procedure shall require the approval of the Supervisory Board.

15.4	The Management Board shall prepare an annual operating and investment budget for the Company, including the contributions by the Company to any Affiliate or Subsidiary, and present such budget to the Supervisory Board for approval.

15.5	The Management Board shall prepare annually a three year operating, strategic and investment plan for the Company, and present such plan annually to the Supervisory Board for approval.

15.6	Subject to Article 16, the Management Board shall vote all of the shares held by the Company in any Subsidiary, and shall, subject to applicable law, elect the directors of such Subsidiaries.

15.7	The Management Board or any member thereof may not undertake or propose any of the following acts or take resolutions with respect to such acts, without limitation, without the same being considered and formally approved by the Management Board:

(a)	the voting of the shares in any Subsidiary, including the election of the board of directors of such Subsidiaries;

(b)	the acquisition, sale or liquidation of any Subsidiary;

(c)	the adoption of the annual budget or the three year operating strategic and investment plan of the Company or the approval of the budget of any Subsidiary;

(d)	the approval of the annual accounts of the Company or of any Subsidiary;

(e)	the making of a proposal to amend the Articles of Association of the Company;

(f)	any expenditure by the Company in excess of the annual budget of the Company as approved from time to time by the Supervisory Board;

(g)	the approval of any action listed in Article 16, clauses 2 and 3 of these Articles of Association;

(h)	any other matter which the Chairman may, from time to time, bring to the Management Board for approval.

15.8	In the event of the absence or inability to act of one or more Managing Directors, a temporary replacement for such Managing Director shall be elected as soon as possible pursuant to the procedures set forth in Article 14.

15.9	The Company shall be represented by the members of the Supervisory Board in all matters in which it has a conflict of interest with one or more Managing Directors. The General Meeting shall always have the power to designate one or more other persons for such purpose.

Article 16. Limitations on the Management Board.

16.1	The Management Board shall operate at all times under the supervision of the Supervisory Board.

16.2	The Management Board may not undertake or propose any of the following acts or take resolutions with respect to such acts, without a resolution or approval by the Supervisory Board (in addition to any approval by the General Meeting that may be required under these Articles of Association or under applicable law):

(a)	the issuance, repurchase or redemption of any Shares or other equity securities (including securities convertible into or exchangeable or exercisable for Shares or other equity securities) issued by the Company or any Subsidiary or by a general or limited partnership in which the Company or any Subsidiary is a partner;

(b)	the making of any application for a registration with a view to a listing or quotation, or withdrawal of a listing or quotation, on any Stock Exchange, of Shares, debt instruments, depositary receipts or other securities of the Company;

(c)	the entering into or termination of any alliance or long term agreement for cooperation by the Company or any Affiliate, with any third party, or the entering into or termination of any joint venture, partnership or other similar agreement if such joint venture, partnership or other arrangement represents a financial interest of the Company or any Affiliate which is “material” within the meaning of clause 5 of this Article 16;

(d)	the acquisition by the Company or any Subsidiary of a participation in any other legal entity for an aggregate consideration which is “material” within the meaning of clause 5 of this Article 16;

(e)	the amendment of the Articles of Association of the Company;

(f)	the merger, legal split (juridische splitsing ), consolidation or dissolution of the Company;

(g)	the filing by the Company of any petition for bankruptcy or for a suspension of payments or other protection pursuant to any applicable law for the protection of creditors;

(h)	the adoption of or significant change in any business plan or budget of, or investment levels in, the Company;

(i)	the reduction of the issued capital of the Company;

(j)	the sale of any portion of the shares held by the Company in any Subsidiary, if the relevant transaction is “material” within the meaning of clause 5 of this Article 16;

(k)	the entering into of any loan agreement, incurrence of indebtedness for borrowed money or the guarantee of or granting any other form of security for the indebtedness of others, if the relevant transaction is “material” within the meaning of clause 5 of this Article 16; provided that no such resolution or approval shall be necessary for the entering into of any loan agreement, incurrence of indebtedness for borrowed money or the guarantee of or granting any other form of security for the indebtedness issued to others in exchange for, or the proceeds of which are used to extend, refinance, renew, replace or refund, any such loan agreement, indebtedness, guarantee or security in existence on the twenty-ninth day of June two thousand and one and provided, further, that any such refinancing, renewal, replacement or refund shall not increase the principal amount of the related indebtedness;

(l)	the declaration of any dividends or other distributions on capital stock by the Company to any Person other the Company or any wholly owned Subsidiary of the Company;

(m)	the approval of the results of any audit of the Company; and

(n)	the making of capital expenditures in any financial year in excess of the capital expenditure provided for in the Company’s approved annual consolidated budget.

16.3	For the purpose of the applicability of clause 2 a resolution of the Management Board approving a resolution of any corporate body of a Subsidiary shall be treated as a resolution of the Management Board to enter into a transaction as referred to in clause 2 provided that the first mentioned resolution is subject to such approval.

16.4	The Management Board shall adhere to the instructions of the Supervisory Board in respect of the general financial, economic, social and personnel policies to be followed by the Company.

16.5	For the purpose of the application of clause 2(c), (d) and (j) of this Article 16, an amount or transaction shall qualify as “material” if the amount or value involved exceeds the lesser of:

(a)	five percent (5%) of the consolidated assets of the Company as of the date of the Company’s latest audited balance sheet; and

(b)	fifty million US dollars (USD 50,000,000).

For the purpose of the application of clause 2(k) of this Article 16, an amount or transaction shall qualify as “material” if the amount or value involved exceeds the lesser of:

(a)	five percent (5%) of the consolidated assets of the Company as of the date of the Company’s latest audited balance sheet; and

(b)	(i) for activities within the approved annual budget one hundred million US dollars (US 100,000,000) or (ii) for activities outside the approved annual budget fifty million US dollars (USD 50,000,000).

Article 17. Supervisory Board.

17.1	In addition to the Management Board, the Company shall have a Supervisory Board consisting of six (6) Supervisory Directors who will be appointed and can be removed by the General Meeting.

17.2	The Supervisory Directors shall be elected for an indefinite period of time except if the General Meeting resolution by which a particular Supervisory Director is appointed or these Articles of Association expressly provide otherwise.

17.3	The Supervisory Board shall meet as often as necessary to supervise the Management Board and the business of the Company, but no less frequently than once each calendar quarter. Supervisory Directors may participate in meetings in person or by conference telephone, provided that they can hear and be heard by one another.

17.4	The Supervisory Board shall elect a chairman from among the Supervisory Directors, who shall serve in such capacity during his or her term of office or until a successor shall have been elected.

17.5

Meetings of the Supervisory Board may be called by the chairman or any two Supervisory Directors. The person calling a meeting shall give ten (10) days’ prior written notice to each Supervisory Director; provided, however, that notice shall be deemed waived if all Supervisory Directors then in office are in attendance at a meeting. Meetings may be held at such location within or outside the Netherlands as may be specified in the notice.

17.6	A majority of all Supervisory Directors then in office shall constitute a quorum , for the conduct of business at any meeting.

17.7	Except as specified otherwise in these Articles of Association, the Supervisory Board shall adopt its resolutions with an absolute majority of votes cast.

17.8	Any action that may be taken at a meeting may also be taken without a meeting if the resolution approving such action is signed (including by telex, telefax, telegram or other means of communication capable of transmitting written texts) by all of the Supervisory Directors then in office.

17.9	Candidates for appointment to the Supervisory Board shall be nominated as follows: (i) with respect to five seats on the Supervisory Board, France Telecom, as long as it holds a Significant Shareholding, shall be given the opportunity to nominate one or more candidates per vacant seat; and (ii) with respect to one seat on the Supervisory Board, SITA S.C. shall be given the opportunity to nominate one or more candidates per vacancy.

17.10	If with respect to a particular seat the nomination of France Telecom or SITA S.C., as applicable pursuant to the foregoing, consists of a list of two or more candidates it shall be binding. However, the General Meeting may at any time, by resolution passed with a majority of at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares, resolve that such list shall not be binding.

Where a person is to be elected from a binding list of candidates, the candidate receiving the greatest number of the votes cast shall be appointed. If it concerns a seat on the Supervisory Board with respect to which France Telecom or SITA S.C., as applicable, has the right to make a binding or non-binding nomination pursuant to the foregoing, a resolution of the General Meeting to appoint a Supervisory Director other than in accordance with such binding or non-binding nomination shall require at least two-thirds of the votes cast representing more than one-half of the issued and outstanding Shares. If France Telecom or SITA S.C., as applicable pursuant to the foregoing, should have failed to give notice of its nomination with respect to the seat concerned to the Management Board and the Supervisory Board within three months after the seat has become vacant or, if later, by the date that is five (5) days prior to the day on which for the first time after the vacancy has occurred, notice is given for a General Meeting of Shareholders, the General Meeting may appoint a Supervisory Director in the seat concerned at its own discretion, but still subject to the provision in the foregoing sentence.’

17.11	From the day on which notice is given for the General Meeting of Shareholders in which the relevant vacancy is to be filled until the close of the relevant meeting, nominations made pursuant to the foregoing shall be deposited at the office of the Company for inspection by Shareholders and other Persons entitled to attend the General Meeting of Shareholders and, if the Shares are listed or quoted on a Stock Exchange, at a bank or financial institution to be mentioned in the notice calling the General Meeting of Shareholders.

When a nomination for appointment of a Supervisory Director is made, the information to be deposited pursuant to the foregoing shall include with respect to each candidate: his age, his profession, the number of Shares he holds and the positions he holds or has held, insofar as these are relevant for the performance of the duties of a Supervisory Director. Furthermore, the names of the legal entities of which he is already a Supervisory Director shall be indicated; if those include legal entities which belong to the same group, a reference to that group will be sufficient. Each nomination must state the reasons on which it is based.

17.12	The General Meeting shall fix the remuneration for the Supervisory Directors on the recommendation of the compensation committee of the Supervisory Board which shall make such recommendation after consultation with the Chairman of the Management Board.

17.13	Subject to clause 15 of this Article 17, the General Meeting shall at all times have the power to suspend or to remove every one of the Supervisory Directors. If, following suspension of a Supervisory Director, the General Meeting has not decided on his or her removal within three months, the suspension shall end. A suspended Supervisory Director shall be entitled to justify his or her actions at the General Meeting of Shareholders. If the General Meeting removes any Supervisory Director pursuant to this clause 13, the Management Board shall promptly call a General Meeting of Shareholders to fill the vacancy thus created. Subject to clause 15 of this Article 17, Supervisory Board members shall only be removed by a resolution passed at the General Meeting of Shareholders with a majority of not less than two thirds of the votes cast representing more than half of the issued and outstanding Shares.

17.14	All Supervisory Directors nominated by France Telecom shall automatically, without any further action required, cease to be Supervisory Directors if and when France Telecom ceases to hold a Significant Shareholding. If and when France Telecom ceases to hold a Significant Shareholding, the Supervisory Director nominated as such by SITA S.C. shall continue to serve as ordinary Supervisory Directors, subject to clause 16 of this Article. Within eight days after the Management Board has established that France Telecom has ceased to hold a Significant Shareholding, the Management Board shall file a statement confirming the same with the Commercial Register.

17.15	As of the time France Telecom no longer holds a Significant Shareholding, subject to the provisions in clause 16 of this Article 17, the rights of SITA S.C. to nominate candidates for appointment in one seat of the Supervisory Board under the previous provisions of this Article 17 shall be replaced automatically, without any further action required, by the right of SITA S.C. (i) to directly appoint a Supervisory Director in the seat concerned if and when the seat concerned becomes vacant, and (ii) to suspend or remove the Supervisory Director holding the seat concerned. If following such a suspension, SITA S.C. has not decided to remove the Supervisory Director concerned within three months, the suspension shall end. If and as long as this clause 15 is effective, clause 13 of this Article 17 shall not apply in respect of the Supervisory Directors appointed by SITA S.C.

17.16	The Supervisory Director nominated or appointed by SITA S.C. shall automatically, without any further action required, cease to be a Supervisory Director and all rights and powers of SITA S.C. under these Articles of Association shall terminate if and when that right ceases to exist contractually between SITA S.C. and the Company. Within eight days of the occurrence of such event, the Management Board shall file a statement confirming the same with the Commercial Register.

Article 18. Responsibilities of the Supervisory Board.

18.1	The Supervisory Board shall oversee the general activities of the Management Board and the Company so as to assure its effective operation. It shall assist the Management Board with advice. In performing their duties the Supervisory Directors shall act in accordance with the best interests of the Company and of the business connected with it.

18.2	The Supervisory Board shall, from time to time, set the broad policy directions of the Company.

18.3	The Supervisory Board may draw up regulations for its functioning and for the fulfilment of its tasks.

18.4	A Supervisory Director may be represented at any meeting of the Supervisory Board or with a view to any decision making by the Supervisory Board without a meeting to be held, by any other Supervisory Director authorised in writing (including by telex, telefax, telegram or other means of communication capable of transmitting written texts) all within the limits of applicable Dutch law as then in force. A Supervisory Director may act as representative for more than one other Supervisory Director.

18.5	The Management Board shall provide to the Supervisory Board all information necessary for the effective oversight of the affairs of the Company, including unrestricted access to the books and records of the Company, and shall respond in a timely manner to all requests for information regarding the activities of the Company made to it by the Supervisory Board.

18.6	The Managing Directors shall be entitled to attend all meetings of the Supervisory Board so as to represent the Management Board effectively at the meetings of the Supervisory Board, except when such meetings will address the terms of employment or the suspension or removal of any Managing Director.

18.7	The Supervisory Board shall annually approve a three year operating, strategic and investment plan of the Company and oversee the implementation of such plan by the Company.

18.8	The Supervisory Board shall approve the annual operating and investment budget of the Company, including the contributions by the Company to any Affiliate or Subsidiary.

18.9	The Supervisory Board shall consider and decide all issues brought to it by the Management Board, and in particular those referred to it by Article 16, clause 2.

18.10	The Supervisory Board shall constitute a compensation committee whether or not from among the Supervisory Directors. Furthermore, the Supervisory Board shall constitute an audit committee and such other committees from amongst its midst as it shall deem fit from time to time.

Article 19. Indemnification.

19.1

The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a Supervisory Director, a Managing Director, an officer or agent of the Company, or was serving at the request of the Company as a supervisory director, a managing director, an officer or agent of another company, a partnership, a joint venture, a trust or another enterprise, against all expenses (including attorney’s fees) judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful or out of his mandate. The termination of any action, suit or proceeding by a judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and not in a manner which he reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

19.2	The Company shall indemnify any Person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or proceeding by or in the right of the Company to procure a judgment in its favour, by reason of the fact that he is or was a Supervisory Director, a Managing Director, an officer or agent of the Company or is or was serving at the request of the Company as a supervisory director, a managing director, an officer or agent of another company, a partnership, a joint venture, a trust or another enterprise, against expenses (including attorney’s fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the performance of his duty to the Company, unless and only to the extent that the court in which such action or proceeding was brought or any other court having appropriate jurisdiction shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such Person is fairly and reasonably entitled to indemnification against such expenses which the court in which such action or proceeding was brought or such other court having appropriate jurisdiction shall deem proper.

19.3	To the extent that a Supervisory Director, a Managing Director, an officer or an agent of the Company has been successful on the merits or otherwise in defense of any action, suit of proceeding, referred to in clauses 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney’s fees) actually and reasonably incurred by him in connection therewith.

19.4	Any indemnification by the Company referred to in clauses 1 and 2 shall (unless ordered by a court) only be made upon a determination that indemnification of the Supervisory Director, the Managing Director, the officer or the agent is proper in the circumstances because he had met the applicable standard of conduct set forth in clauses 1 and 2.

Such determination shall be made:

(a)	either by the Supervisory Board by a majority vote in a meeting in which a quorum as mentioned in Article 17, clause 6, and consisting of Supervisory Directors who where not parties to such action, suit or proceeding, is present; or

(b)	if such a quorum is not obtainable or although such a quorum is obtained if the majority passes a resolution to that effect, by independent legal counsel in a written opinion; or

(c)	by the General Meeting.

19.5	Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the Company in advance of the final disposition of such action, suit or proceeding upon a resolution of the Supervisory Board with respect to the specific case upon receipt of an undertaking by or on behalf of the Supervisory Director, the Managing Director, the officer or the agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Company as authorised in this Article.

19.6	The indemnification provided for by this Article shall not be deemed exclusive of any other right to which a Person seeking indemnification may be entitled under any by-laws, agreement, resolution of the General Meeting of Shareholders or of the disinterested Supervisory Directors or otherwise, both as to actions in his official capacity and as to actions in another capacity while holding such position, and shall continue as to a Person who has ceased to be a Supervisory Director, a Managing Director, an officer or an agent and shall also inure to the benefit of the heirs, executors and administrators of such a Person.

19.7

The Company shall have the power to purchase and maintain insurance on behalf of any Person who is or was a Supervisory Director, a Managing Director, an officer or an agent of the Company, or is or was serving at the request of the Company as a supervisory director, a managing director, an officer, employee or an agent of another company, a partnership, a joint venture, a trust or another enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his capacity as such, whether or not the Company would have the power to indemnify him against such liability under the provisions of this Article.

19.8	Whenever in this Article reference is being made to the Company, this shall include, in addition to the resulting or surviving company also any constituent company (including any constituent company of a constituent company) absorbed in a consolidation or merger which, if its separate existence had continued, would have had the power to indemnify its supervisory director, managing director, officers and agents, so that any Person who is or was a supervisory director, managing director, an officer or an agent of such constituent company or is or was serving at the request of such constituent company as a supervisory director, a managing director, an officer or an agent of another company, a partnership, a joint venture, a trust or another enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving company as he would have with respect to such constituent company if its separate existence had continued.

Article 20. General Meetings of Shareholders.

20.1	General Meetings of Shareholders shall be held in Amsterdam, Rotterdam, The Hague or in the municipality of Haarlemmermeer (Schiphol Airport).

20.2	The annual General Meeting of Shareholders shall be held no later than six months after the end of each financial year. The business to be transacted at the annual General Meeting of Shareholders shall include adoption of the balance sheet, the profit and loss account and the notes thereon of the past financial year (hereinafter collectively referred to as the “annual accounts”), the allocation of profits and adoption of the written report on the past financial year presented to the General Meeting of Shareholders by the Management Board, as well as the release from liability of the Managing Directors and the Supervisory Directors in accordance with Article 25, clause 5.

20.3	Within three months after it appears to the Management Board that the Equity has declined to an amount equivalent to or lower than one half of the paid up part of the share capital, a General Meeting of Shareholders shall be held to discuss such measures as may be required to be taken.

20.4	Extraordinary General Meetings of Shareholders shall be held as frequently as either the Management Board or the Supervisory Board may require or upon written request of France Telecom (provided it owns a Significant Shareholding at the time the request is made) addressed to the Management Board and stating with precision the matters to be addressed at the meeting. Upon receipt of such written request, the Management Board shall be obliged to convene a General Meeting of Shareholders to be held within six weeks. If no notice of meeting is sent within three weeks after receipt of the request, each requesting party may itself send a notice, with due observance of the provisions of the law and these Articles of Association.

Article 21. Notice of Meetings.

21.1	Notices to attend meetings, notifications and announcements shall be given by mail to each Shareholder and other Person who by law is entitled to attend meetings at the address of such Shareholder or other Person as set forth in the Shareholders Register. Alternatively, notices to attend meetings, notifications and announcements to Shareholders shall be given by publication in a nationally daily distributed newspaper in the Netherlands and an internationally distributed financial daily periodical of international repute and in such other manner as may be required to comply with the rules of any Stock Exchange on which the Shares are listed or quoted, not later than four weeks prior to the meeting. Notification and announcements by Shareholders to the Management Board or to the Supervisory Board shall be sent to the offices or telecopier numbers, respectively, of the Company.

21.2	Subject to the rules of any Stock Exchange on which Shares are listed or quoted, the date of the notice to attend a meeting, a notification or an announcement shall be deemed to be the date of mailing or publication, as the case may be.

21.3	The notices must include the agenda of the meeting or must state that the Shareholders and other Persons who by law are entitled to attend General Meetings of Shareholders may inspect the agenda at such place or places as the Management Board shall determine. Copies of the agenda may be obtained free of charge and shall in any case be available at the office of the Company.

Article 22. Presidency of Meetings.

22.1	The General Meeting of Shareholders shall be presided by the Chairman of the Supervisory Board or, if he is absent, by the Person designated for that purpose by the Supervisory Directors present at the meeting. If no Supervisory Directors are present at the meeting, the meeting itself shall designate a chairman.

22.2	Business transacted at a meeting shall be recorded in minutes which, if no notarial record of the proceedings has been drawn up, shall be entered in a minute book kept for that purpose and shall be confirmed by the signatures of the chairman of the meeting and a Shareholder or Shareholder’s proxy designated for that purpose by the chairman.

22.3	The minute book shall be open to the inspection of the Shareholders and other Persons who by law are entitled to attend General Meetings of Shareholders at the office of the Company. Upon request, a copy of or extract from minutes of a meeting shall be supplied to any Shareholder or eligible Person for a fee not exceeding cost.

Article 23. Admission to the Meeting; Votes.

23.1	Each Share carries the right to cast one vote. Blank votes and invalid votes shall be deemed not to have been cast. For purposes of calculating any quorum, no account may be taken of Shares for which, pursuant to the law or these Articles of Association, no vote may be cast. Except as otherwise specified in these Articles of Association, resolutions shall be adopted with an absolute majority of votes cast.

23.2	A Shareholder may be represented at any General Meeting of Shareholders by a proxy authorised in writing.

23.3	A Person shall not be disqualified from voting on any resolution that would grant such Person any right against the Company or release such Person from any obligation to the Company.

23.4	In the notice of a General Meeting of Shareholders, the Management Board may stipulate that for the purpose of determining which persons shall be entitled to vote Shares, and/or to attend the meeting and to take part in the discussions therein pursuant to Sections 2:117(1) and (2) of the Dutch Civil Code, it shall be decisive which persons hold such rights at a particular time prior to the meeting and stipulated in the notice of the meeting and that such persons shall be authorised to exercise such rights if they have caused themselves to be registered as holders of such rights at the time so stipulated, in a register designated to that effect by the Management Board, irrespective of who are the owners of the Shares at the time of the meeting. The time stipulated in the notice as the last day on which such registration can be effected shall not be earlier than the seventh day prior to the day of the meeting.

23.5	Furthermore, to qualify for admission to a meeting, taking part in discussions and voting, each Shareholder or proxy must sign the attendance list, indicating the number and nominal value of the Shares represented by him, and must show such proof of his identity as may be satisfactory to the chairman of the meeting; and to qualify for admission to a meeting and taking part in discussions each Person who by law is entitled to attend General Meetings of Shareholders other than as a Shareholder must sign the attendance list and must show such proof of his identity as may be satisfactory to the chairman of the meeting.

23.6	The Managing Directors and the Supervisory Directors shall, as such, have the right to give advice in the General Meetings of Shareholders.

Article 24. Method of Voting.

Votes on any matter (other than the election of individuals) shall be taken by voice and votes for the election of individuals shall be taken by secret ballot, unless the chairman of the meeting or the General Meeting determines a different method of voting. Voting by acclamation shall be permitted if not opposed by any Person attending the meeting.

Article 24A. Adoption of Resolutions by the Meeting of Common Shareholders or the Meeting of Preference Shareholders.

24A.1	Resolutions of the Meeting of Common Shareholders or the Meeting of Preference Shareholders may be adopted in a meeting of holders of Shares of the relevant class.

24A.2	Meetings of holders of Shares of one class are held as often as the Management Board deems such necessary. Holders of Preference Shares in the aggregate representing at least one tenth of the capital issued in the form of Preference Shares may request the Management Board to convene a meeting of holders of Preference Shares; this right does not accrue to other Shareholders.

24A.3

The provisions in these Articles of Association with respect to General Meetings of Shareholders shall apply by analogy to meetings of holders of Shares of one class, insofar as no different regulation is contained in Article 24A.2 hereof. Notice of meetings of holders of Preference Shares shall be given in writing only in accordance with the provision of Article 21, clause 1. Resolutions of the Meeting of Preference Shareholders may be adopted in writing without holding a meeting, provided they are adopted by the unanimous vote of all holders of Preference Shares entitled to vote, subject to the relevant limitations prescribed by Dutch law; the provisions of Article 23, clause 5 shall apply by analogy.

Article 25. Financial Year and Annual Accounts.

25.1	The financial year of the Company shall be concurrent with the calendar year.

25.2	Within five months after the end of each financial year (or within such additional time, not to exceed six additional months, as may be specified by the General Meeting by reason of special circumstances), the Management Board shall draw up the annual accounts. Within six months after the end of such financial year (or within such additional time), the Management Board shall present to the General Meeting of Shareholders the annual accounts, together with the advice obtained thereon from the Supervisory Board, and accompanied by the annual report prescribed by Article 20, clause 2.

25.3	The annual report and the annual accounts shall be signed by all Managing Directors and all Supervisory Directors and shall include, in addition to such other particulars as are prescribed by the law:

(a)	the auditor’s certificate,

(b)	description on the basis of Article 6, clause 6(b) and Article 7, clause 2 concerning the allocation of profits, and

(c)	a statement as to how profit will be allocated or loss will be absorbed, or, if not yet determined, a proposal for that purpose.

The annual report and the annual accounts shall be open to the inspection of all Shareholders and of all Persons who by law are entitled to attend General Meetings of Shareholders at the office of the Company from the day of notice calling the Annual General Meeting of Shareholders. Shareholders may obtain copies of the annual report and the annual accounts free of charge.

25.4	If the signature of a Managing Director or any Supervisory Director is missing from the annual accounts, the reason for such absence shall be stated on the document concerned.

25.5	At the General Meeting of Shareholders at which it is resolved to adopt the annual accounts, it shall be separately proposed to release the Managing Directors and the Supervisory Directors from liability for the performance of their respective duties, insofar as the performance of such duties is reflected in the annual accounts and/or the annual report. The scope of a release from liability shall be subject to limitations by virtue of the law.

Article 26. Profits and Distribution of Profits.

The profits made in any financial year shall be added to the reserves, unless the General Meeting determines otherwise in accordance with Article 6, clause 6(b) or Article 7, clause 2.

Article 27. Dividends.

27.1	Dividends shall be made payable four weeks after they have been declared, unless the General Meeting, acting on a proposal of the Management Board, shall specify a different date for that purpose. The Company may resolve that a dividend not be made entirely or partially in cash but in the form of Shares or other assets.

27.2	Claims for unpaid dividends shall be barred five years and two days after such dividends became payable.

Article 28. Amendment/Dissolution/Merger/Split.

A resolution to amend the Company’s Articles of Association and a resolution to merge, legally split (‘juridisch splitsen’), or dissolve the Company may only be adopted by the General Meeting at the proposal or with the prior approval of the Supervisory Board.

A resolution to amend these Articles of Association to the effect that rights of SITA S.C. under these Articles of Association are adversely affected shall require the prior or simultaneous approval from SITA S.C.

Article 29. Miscellaneous.

In all cases for which neither these Articles of Association nor the law make provisions the General Meeting shall decide.

Article 30. Dissolution and Winding Up.

30.1	In the event a resolution is passed to dissolve the Company, the Company shall be wound-up by the Managing Directors, under the supervision of the Supervisory Directors, unless the General Meeting should resolve otherwise.

30.2	The General Meeting shall appoint and decide on the remuneration of the liquidators and of the Supervisory Directors.

30.3	Until the winding-up of the Company has been completed, these Articles of Association shall to the extent possible remain in full force and effect.

30.4	Whatever remains of the Company’s equity after all its debts have been discharged shall be distributed in accordance with Article 6, clause 6(c) and Article 7, clause 3.

30.5	After the Company has ceased to exist the books and records of the Company shall remain in the custody of the Person designated for that purpose by the liquidators for a seven-year period.

EXHIBIT I

TAX OPINION OF LOYENS & LOEFF N.V.

Equant N.V.
Heathrowstraat 10	mail address	P.O. Box 2888 3000 CW ROTTERDAM
1043 CH AMSTERDAM	office address	Weena 690 3012 CN ROTTERDAM
THE NETHERLANDS	telephone	+31 10 224 62 24
	fax	+31 10 412 58 39
France Télécom S.A.	internet	www.loyensloeff.com
6, Place d’Alleray
FR-75505 PARIS CEDEX 15
FRANCE

Reference	Wd2K prefs

Enclosure(s)	1

Date	8 April 2005

Re	liquidation of Equant N.V.

Dear Sirs,

We have acted as special Dutch tax counsel to Equant N.V. (“Equant”) in connection with specific Dutch dividend tax matters relating to the proposed liquidation of Equant as set out in more detail below.

Capitalised terms used but not defined herein shall, unless the context otherwise requires, have the same meaning as ascribed to them in the Documents (as defined below). Where the context so permits, reference herein to the plural includes the singular and vice versa. The headings herein are for convenience only and shall not affect the interpretation or construction of this opinion.

We express no opinion as to any laws other than the tax laws of the Netherlands in force and in effect as at the date hereof. Where in this opinion English terms and expressions are used to refer to Dutch concepts, the meaning to be attributed to such terms and expressions shall be the meaning to be attributed to the equivalent Dutch concepts under Dutch tax law. This opinion may, therefore, only be relied upon under the express condition that any issues of interpretation or liability arising thereunder will be governed by Dutch law and be brought before the competent court in Rotterdam, the Netherlands. Furthermore, this opinion is subject to our General Terms and Conditions as provided for in the enclosure to this opinion, which include a limitation of liability clause; the reference to Client therein includes the addressees of this opinion.

We express no opinion as to matters of fact.

1.	Facts

1.1	Equant is a public company with limited liability incorporated under Dutch law (naamloze vennootschap). The shares in Equant are traded on the Paris and New York Stock Exchange. The shares in Equant are held for approximately 54.2% by Atlas Services Belgium S.A. (“Atlas”) (formerly known as Atlas Telecommunications S.A.). The remainder is held by unknown parties.

1.2	Atlas is a public company with limited liability incorporated under Belgian law (naamloze vennootschap). The shares in Atlas are (indirectly) wholly owned by France Telecom S.A. (“France Telecom”).

1.3	Equant is engaged in global communication services for multinational businesses.

1.4	France Telecom has announced on 24 January 2005 that it wishes to acquire virtually all of Equant’s assets and liabilities for a consideration of approximately EUR 1.2 billion (the “Offer”). When this Offer is accepted, France Telecom will pay to Equant approximately EUR 1.2 billion partly in cash and the remainder in the form of a note payable under the condition that the general meeting of shareholders of Equant will approve of the liquidation of Equant (besluit tot ontbinding van de vennootschap) and that the payment in cash and the note payable received by Equant will be distributed to its shareholders as a liquidation payment in advance (“Liquidation Payment”).

2.	Documents

For the purpose of rendering this opinion, we have examined and rely upon the following documents (the “Documents”):

2.1	a faxed copy of the articles of association of Equant dated 29 June 2001;

2.2	an electronically submitted copy of the announcement made by France Telecom dated 24 January 2005 regarding the Offer;

2.3	a faxed copy of the capital tax return of Equant dated 21 August 1998 regarding the issuance by it of 30,048,486 ordinary shares on 23 July 1998. On these shares an amount of NLG 1,551,840,248 (EUR 704,194,403) in cash has been contributed (the gross contribution was USD 42,593,729 higher, being equal to the amount of the underwriting fee due by Equant);

2.4	a faxed copy of the capital tax return of Equant dated 26 July 2001 regarding the issuance by it of 80,617,348 ordinary shares and 10,000,000 convertible preference shares on 29 June 2001. On the ordinary shares a contribution has been made consisting of all the shares in Global One Communications World Holding B.V. and all the shares in Global One Communications Holding B.V. On the preference shares an amount in cash of USD 1,000,000,000 (EUR 1,179,245,283, on the basis of an USD/EUR exchange rate of 0.8480) has been contributed;

2.5	a faxed copy of Equant’s company balance sheet per 31 December 2003;

2.6	an electronically submitted copy of an overview prepared by Equant providing for all capital contributions made to Equant since its incorporation date; and

2.7	an electronically submitted copy of a reconciliation per 31 December 2003 of the additionally paid in capital of Equant between the company balance sheet and the overview referred to under 2.5 and 2.6 above respectively.

3.	Assumptions

With your permission, we have made the following assumptions.

3.1	All Documents received by us electronically, by facsimile transmission or in photocopied form conform to the originals.

3.2	All Documents, where applicable, have been or will be executed in the form submitted to and examined by us and referred to herein.

3.3	Each of the elements of the transactions as summarised under Facts above, is at arm’s length, both when viewed separately and in combination.

3.4	All facts as described under Facts above are true and accurate and there are no facts which have not been disclosed to us which, if disclosed, could affect the conclusions in this opinion.

3.5	Equant is not considered to be a resident of any other jurisdiction than the Netherlands pursuant to any double taxation convention concluded by the Netherlands or the Tax Arrangement for the Kingdom (Belastingregeling voor het Koninkrijk).

3.6	The cash contribution of EUR 704,194,403 on 23 July 1998 forms contributed capital recognised for Dutch dividend tax purposes for Equant, i.e. article 3a, paragraph 1 of the Wet op de dividendbelasting 1965 (the “1965 Dividend Tax Act”; “DTA”) is not applicable to this contribution.

3.7	The cash contribution of EUR 1,179,245,283 on 29 June 2001 forms contributed capital recognised for Dutch dividend tax purposes for Equant, i.e. article 3a, paragraph 1, DTA is not applicable to this contribution.

3.8	The cash amounts contributed to Equant referred to under 3.6 and 3.7 above (together: the “Cash Contributions”), have not been used by Equant to finance the acquisition of shares in other companies that were held directly or indirectly by former shareholders of Equant or parties that became a shareholder of Equant.

3.9	Till date, Equant has never made any distribution out of its contributed capital recognised for Dutch dividend tax purposes nor did it charge losses to the part of its share premium reserve that is recognised for Dutch dividend tax purposes.

3.10	The articles of association of Equant do not provide for different share premium reserves, i.e. for Dutch corporate law purposes there is only one share premium reserve. The ordinary shareholders and the convertible preference shareholders are for Dutch corporate law purposes equally entitled on a pro rata basis to the share premium reserve of Equant.

4.	Opinion

Based upon and subject to the foregoing and furthermore subject to our Analysis as set out under 5. below, we are of the following opinion.

4.1	The Liquidation Payment will not be subject to Dutch dividend tax.

5.	Analysis

5.1	Pursuant to article 1, paragraph 1, DTA, Dutch dividend tax is levied from the person entitled to proceeds derived from, inter alia, shares in public companies with limited liability (naamloze vennootschappen), which are resident in the Netherlands.

For purposes of the DTA, article 1, paragraph 3, DTA stipulates that a company is deemed to be resident of the Netherlands, if it is incorporated under Dutch law. As Equant is incorporated under Dutch law, as mentioned under 1.1 above, profit distributions made by Equant are subject to Dutch dividend tax pursuant to the DTA.

Article 7, paragraph 1, DTA provides that the dividend tax due must be withheld from the distribution made.

5.2	Article 3, paragraph 1, letter b, DTA provides that the distributions made on shares in excess of the average contributed capital on those shares in the event of a liquidation of a company are subject to Dutch dividend tax. Under 1.4 it is established that one of the conditions of the Offer is that the general meeting of shareholders approves of the liquidation of Equant (besluit tot ontbinding van de vennootschap). The Liquidation Payment will only be made if this approval is received. As a result, article 3, paragraph 1, letter b, DTA applies to the Liquidation Payment. Consequently, it needs to be established whether the Liquidation Payment is in excess of the average contributed capital on those shares.

5.3

Article 3a, paragraph 1, DTA provides, inter alia, that if a contribution on shares consists of shares in another company, only the amounts contributed on the latter shares form contributed capital recognised for Dutch dividend tax purposes. It is assumed under 3.6-3.8 that the Cash Contributions do not form a capital contribution as meant in article 3a, paragraph 1, DTA, i.e. the Cash Contributions have not been used by Equant to finance the acquisition of shares in other companies that were held directly or indirectly by former shareholders of Equant or parties that became a shareholder of Equant. Furthermore, it is assumed under 3.9 that till date, Equant has never made any distribution out of its contributed capital recognised for Dutch dividend tax purposes nor has it charged losses to the part of its share premium reserve that is recognised for

Dutch dividend tax purposes. Consequently, the recognised contributed capital for Dutch dividend tax purposes of Equant amounts to at least EUR 1,883,439,686.

5.4	The share capital of Equant consists of ordinary shares and convertible preference shares. It is assumed under 3.10 that for Dutch corporate law purposes Equant only has one share premium reserve and that the ordinary shareholders and the convertible preference shareholders are for Dutch corporate law purposes equally entitled on a pro rata basis to the share premium reserve of Equant. Similarly for Dutch dividend tax purposes, the ordinary shareholders and the preference shareholders are thus equally entitled on a pro rata basis to the share premium reserve of Equant that is recognised for Dutch dividend tax purposes. The Liquidation Payment to be made amounts to EUR 1,259,585,588.30. This is less than the recognised contributed capital for Dutch dividend tax purposes of Equant. This means that the Liquidation Payment will not be subject to Dutch dividend tax.

6.	Miscellaneous

This opinion is addressed to you. It may only be relied upon by you, and may not be relied upon by any other person, firm, company or institution.

Yours faithfully,

/s/ Representatives of Loyens & Loeff N.V.

Loyens & Loeff N.V.